# ANNUAL REPORT 2008

For the year ended March 31, 2008





Sumitomo Corporation

## CONTENTS



**Cautionary Statement Concerning Forward-Looking Statements**

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations, and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events and, accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strives to achieve through the successful implementation of the Company's business strategies. The Company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets.

The Company is under no obligation—and expressly disclaims any such obligation—to update or alter its forward-looking statements.

Heading for a new stage of growth, we positioned the GG plan (FY2007-2008) as the time to solidify our footing by implementing the following:

- To establish a truly solid earnings base through the rigorous strengthening and expansion of our core business and
- To improve management quality in pursuit of sustained growth.

**The "Sumitomo Business Spirit" underlies Sumitomo Corporation's Management Principles and Activity Guidelines.**

**The Sumitomo Business Spirit is the basis of our business operations and advocates such universal values as "integrity and sound management," "never pursue easy gains," and "a spirit of challenge that anticipates change."**

### Management Principles and Activity Guidelines

Based on the Sumitomo Business Spirit, Sumitomo Corporation formulated its Corporate Mission Statement in 1998. The Activity Guidelines apply to everyday operations and are based on the Management Principles.

We are working to further share the Management Principles and Activity Guidelines among all Group officers and employees. Through these endeavors, we aim to be a global organization that contributes broadly to society.

### SC VALUES

To ensure that officers and employees share and practice the values advocated in the Management Principles and Activity Guidelines, we also drafted the SC VALUES. The SC VALUES are respected in human resource development, work performance evaluation, and our multidimensional assessment system (job performance assessment of supervisors by their subordinates).

**Sumitomo Business Spirit Embodied in "Business Principles"**


Business Principles

1. Sumitomo shall achieve strength and prosperity by placing prime importance on integrity and sound management in the conduct of its business.
2. Sumitomo shall manage its activities with foresight and flexibility in order to cope effectively with the changing times. Under no circumstances, however, shall it pursue easy gains or act imprudently.

**Article 1:** Sumitomo shall achieve strength and prosperity by placing prime importance on integrity and sound management in the conduct of its business.
**Article 2:** Sumitomo shall manage its activities with foresight and flexibility in order to cope effectively with the changing times. Under no circumstances, however, shall it pursue easy gains or act imprudently.

#### Corporate Mission Statement

**We aim to be a global organization that constantly stays a step ahead in dealing with change, creates new value, and contributes broadly to society.**

#### Management Principles

- To achieve prosperity and realize dreams through sound business activities
- To place prime importance on integrity and sound management with utmost respect for the individual
- To foster a corporate culture full of vitality and conducive to innovation

#### Activity Guidelines

- To act with honesty and sincerity on the basis of the Sumitomo Business Spirit and in keeping with the Management Principles
- To comply with laws and regulations while maintaining the highest ethical standards
- To set high value on transparency and openness
- To attach great importance to protecting the global environment
- To contribute to society as a good corporate citizen
- To achieve teamwork and integrated corporate strength through active communication
- To set clear objectives and achieve them with enthusiasm

#### SC VALUES

1. **Integrity and Sound Management:**
   To comply with laws and regulations while maintaining the highest ethical standards
2. **Integrated Corporate Strength:**
   To create no boundaries within the organization; always to act with a company-wide perspective
3. **Vision:**
   To create a clear vision of the future, and to communicate to share it within the organization
4. **Change and Innovation:**
   To accept and integrate diversity in values and behavior, and to embrace change as an opportunity for action
5. **Commitment:**
   To initiate, own, and achieve organizational objectives
6. **Enthusiasm:**
   To act with enthusiasm and confidence, and to motivate others through such action
7. **Speed:**
   To make quick decisions and act promptly
8. **Human Development:**
   To fully support the development of others' potential
9. **Professionalism:**
   To achieve and maintain high levels of expertise and skills

**Risk-Adjusted Return Ratio Management**

By means of the "Risk-adjusted Return Ratio" management indicator, we engage in the selection and concentration of businesses to reinforce our earnings base.

The Risk-adjusted Return Ratio is a company-wide yardstick to evaluate the profitability of the diverse businesses in an integrated trading company. It defines the ratio of return to quantified business risks.

We adopted the ratio in 1998 and have steadily improved our earnings power and profitability through the continuous selection and concentration of businesses and the replacement of assets since the implementation of the Reform Package started in 1999.

Under the GG Plan, which is scheduled for completion in fiscal 2008, The Risk-adjusted Return Ratio is forecast to grow to 17.3%, which surpasses shareholders' capital cost, a ratio equivalent to 7.5%.

**Risk-Adjusted Return Ratio (%) = Net income ÷ Risk-adjusted assets**
**Risk-Adjusted Assets: The value of maximum losses that could be incurred if all the potential risks were actually to occur during the accounting period**

**Medium-Term Management Plans**



(Billions of Yen)
Net Income (left scale)
Total Assets (right scale)
Risk-adjusted Return Ratio (2-year average) (extreme right scale (%))
(Trillions of Yen) (%)
250
200
150
100
50
0
10
9
8
7
6
5
4
3
2
1
20.0
15.0
10.0
7.5
5.0
0.0
3.7
3.0
8.2
15.8
17.3
FY1999
FY2000
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008


| Reform Package | Step Up Plan | AA Plan | AG Plan | GG Plan |
|---|---|---|---|---|
| Enhanced corporate strength by selecting core businesses and withdrawing from non-core businesses | Increased profitability by replacing low return assets with potentially higher return assets | Strategic investments in assets with potential profitability | Strategic moves for further growth and development | Pursuit of further improvement of quality heading for a new stage of growth |

# FINANCIAL HIGHLIGHTS

For the years ended March 31

| | Millions of Yen | | | | | |
|---|---|---|---|---|---|---|
| | **2008** | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Results of Operations:** | | | | | | |
| Gross Profit | ¥ **934,542** | ¥ 857,689 | ¥ 706,647 | ¥ 563,130 | ¥ 501,332 | ¥ 496,449 |
| Net Financial Income | **(27,578)** | (22,991) | (9,530) | (2,259) | 560 | 367 |
| Interest Expense, net | **(42,838)** | (37,086) | (19,953) | (8,645) | (6,374) | (6,006) |
| Dividends | **15,260** | 14,095 | 10,423 | 6,386 | 6,934 | 6,373 |
| Equity in Earnings of Associated Companies, net | **56,942** | 70,307 | 51,374 | 37,387 | 20,693 | 9,768 |
| Net Income | **238,928** | 211,004 | 160,237 | 85,073 | 66,621 | 13,874 |
| **Financial Position at Year End:** | | | | | | |
| Total Assets | **7,571,399** | 8,430,477 | 6,711,894 | 5,533,127 | 5,012,465 | 4,856,157 |
| Shareholders' Equity | **1,492,742** | 1,473,128 | 1,303,975 | 934,891 | 730,848 | 618,712 |
| Interest-Bearing Liabilities (net) | **3,247,556** | 2,913,256 | 2,622,176 | 2,376,014 | 2,377,607 | 2,502,835 |
| **Cash Flows:** | | | | | | |
| Net Cash Provided by (Used in) Operating Activities | **320,651** | 191,235 | (62,752) | (20,831) | 61,754 | 67,038 |
| Net Cash (Used in) Provided by Investing Activities | **(299,843)** | (453,120) | (141,428) | (55,833) | 57,929 | (59,878) |
| Free Cash Flow | **20,808** | (261,885) | (204,180) | (76,664) | 119,683 | 7,160 |
| Net Cash Provided by (Used in) Financing Activities | **12,679** | 176,106 | 262,145 | 115,825 | (23,582) | 43,011 |

Notes: 1. The Company and its subsidiaries have changed their accounting for deferred taxes related to investments in affiliates from the year ended March 31, 2004, and restated prior year consolidated financial statements.

**Gross Profit**


(Millions of Yen)
1,000,000
800,000
600,000
400,000
200,000
0
'03 '04 '05 '06 '07 '08

**Equity in Earnings of Associated Companies, Net**


(Millions of Yen)
80,000
60,000
40,000
20,000
0
'03 '04 '05 '06 '07 '08

**Net Income and Basic Profit**


Net Income
Basic Profit
(Millions of Yen)
250,000
200,000
150,000
100,000
50,000
0
'03 '04 '05 '06 '07 '08

| | Yen | | | | | |
|---|---|---|---|---|---|---|
| | **2008** | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Amounts per Share:** | | | | | | |
| Net Income: Basic | **¥ 192.51** | ¥ 169.93 | ¥ 130.18 | ¥ 72.83 | ¥ 62.66 | ¥ 13.04 |
| Diluted | **192.47** | 169.90 | 130.17 | 72.82 | 61.31 | 13.00 |
| Shareholders' Equity | **1,194.20** | 1,192.35 | 1,047.88 | 776.61 | 686.99 | 581.75 |
| Cash Dividends Declared for the Year | **38.00** | 33.00 | 25.00 | 11.00 | 8.00 | 8.00 |

| | %, Times | | | | | |
|---|---|---|---|---|---|---|
| **Ratios:** | | | | | | |
| Shareholders' Equity Ratio (%) | **19.7** | 17.5 | 19.4 | 16.9 | 14.6 | 12.7 |
| ROE (%) | **16.1** | 15.2 | 14.3 | 10.2 | 9.9 | 2.2 |
| ROA (%) | **3.0** | 2.8 | 2.6 | 1.6 | 1.4 | 0.3 |
| Debt-Equity Ratio (net) (times) | **2.2** | 2.0 | 2.0 | 2.5 | 3.3 | 4.0 |

| | Millions of Yen | | | | | |
|---|---|---|---|---|---|---|
| For Reference: | | | | | | |
| Total Trading Transactions | **¥11,484,585** | ¥10,528,277 | ¥10,336,265 | ¥ 9,898,598 | ¥ 9,197,882 | ¥ 9,229,576 |
| Operating Income | **254,101** | 239,748 | 176,133 | 112,385 | 70,950 | 89,286 |
| Basic Profit | **197,126** | 202,938 | 158,347 | 109,970 | 66,820 | 62,248 |

2. Cash dividends per share represents the cash dividends declared applicable to each respective year, including dividends paid after the year-end.
3. Total trading transactions and operating income are presented in a manner customarily used in Japan solely for Japanese investors' purposes.
4. Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under accounting principles generally accepted in the United States of America ("U.S. GAAP").
5. Basic Profit = (Gross profit - Selling, general and administrative expenses - Interest expenses, net of interest income + Dividends) x (1-Tax rate) + Equity in earnings of associated companies, net
(Tax rate was 42% for the years through fiscal year ended March 31, 2004 and 41% for fiscal year ended March 31, 2005 and after)

**Total Assets and ROA**



Total Assets (left scale)
ROA (right scale)
(Millions of Yen)
(%)
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
5.0
4.0
3.0
2.0
1.0
0.0
'03 '04 '05 '06 '07 '08


**Shareholders' Equity and ROE**



Shareholders' Equity (left scale)
ROE (right scale)
(Millions of Yen)
(%)
1,500,000
1,200,000
900,000
600,000
300,000
0
20.0
16.0
12.0
8.0
4.0
0.0
'03 '04 '05 '06 '07 '08


**Amounts Per Share**



Shareholders' Equity per Share (left scale)
Net Income per Share (Basic) (right scale)
(Yen)
(Yen)
1,500
1,000
500
0
300
200
100
0
'03 '04 '05 '06 '07 '08



Susumu Kato President and CEO

**Results for Fiscal 2007 and Outlook for Fiscal 2008**

Net income in fiscal 2007 (ended March 31, 2008) was ¥238.9 billion, surpassing the ¥235 billion first-year target of the GG Plan, our current medium-term management plan. This set a new record for the fifth consecutive year.

The overall good performance was derived from seven segments including Metal Products; Transportation & Construction Systems; Mineral Resources & Energy, and; Overseas Subsidiaries and Branches, whose results exceeded their net income targets, while performances in the Media, Network & Lifestyle Retail; Chemical & Electronics, and; Financial & Logistics businesses fell short of expectations.

By geographic region, profit growth in Europe and emerging economies, mainly China and other Asian countries more than offset the year-on-year decline in basic profits in the Americas, which

experienced changes in the business environment.

The Sumitomo Corporation Group has consistently focused on enhancing its earnings base to ensure a balanced and stable footing that minimizes the adverse effects of economic and commodity price fluctuations. I believe our record-setting results reflect the efficacy of these efforts.

In fiscal 2008, we expect global economic growth to slow due to sharp deceleration in the United States and other industrialized countries. With regard to commodity prices, we anticipate they will remain high. At the same time, we are paying close attention to risk factors, such as the surge in raw material prices and yen appreciation.

Our consolidated net income target for fiscal 2008 is ¥243 billion, for a year-on-year increase of ¥4.1 billion. We expect the absence of capital gains, which were recorded through the reorganization of our leasing business in fiscal 2007, to be offset by profit growth stemming from the effects of strategic business reorganization implemented to date, the expansion of existing core businesses and higher commodity prices. Accordingly, I anticipate performance will surpass the quantitative targets of the GG Plan. On a two-year cumulative basis, I expect net income will reach ¥481.9 billion with a two-year average risk-adjusted return ratio of 17.3%.

**Net Income by Segment**


Corporate and Eliminations 9%
Overseas Subsidiaries and Branches 19%
Domestic Regional Business Units and Offices 4%
Financial & Logistics 2%
General Products & Real Estate 8%
Mineral Resources & Energy 13%
FY2007
¥238.9
billion
Metal Products 12%
Transportation & Construction Systems 17%
Infrastructure 8%
Media, Network & Lifestyle Retail 6%
Chemical & Electronics 2%

**Basic Profit* by Region**


Others 6%
China 3%
Asia 18%
Oceania 5%
Europe 5%
FY2006
¥202.9
billion
Japan 38%
Americas 25%
Others 6%
China 4%
Asia 21%
Oceania 3%
Europe 11%
FY2007
¥219.2
billion
Japan 37%
Americas 18%

* Basic Profit = (Gross profit - Selling, general and administrative expenses - Interest expenses, net of interest income + Dividends) x (1-Tax rate) + Equity in earnings of associated companies, net

Excluding hedge evaluation losses (¥22.1 billion) on the San Cristobal silver-zinc-lead mining project in Bolivia (FY2007)

## Returns to Our Shareholders

Regarding our policy on shareholder returns, we have reflected consolidated financial results in dividend payments since the second half of fiscal 2004. Under the GG Plan, we are working to expand our earnings base in order to ensure sustained growth, therefore, we have set the dividend payout ratio at around 20%, taking into consideration the use of retained earnings for investment. In line with this policy, Sumitomo Corporation paid annual dividends of ¥38 per share for fiscal 2007, an increase of ¥5 per share from the previous fiscal year. We also plan to pay a dividend of ¥38 per share for fiscal 2008 based on our net income target of ¥243 billion.

**Dividends & Earnings per share**


Annual dividend (left scale)
EPS (right scale)
Dividend (Yen)
EPS (Yen)
40
30
20
10
0
200
150
100
50
0
'03 '04 '05 '06 '07 '08 (FY)
(Target)

**Toward Sustained Growth**

Striving for sustained growth, we took an offensive posture under the AG Plan, a two-year management plan that ended in fiscal 2006, and expanded our earnings base remarkably by increasing profitable assets. However, taking a fresh, fine-tuned look at each business line we have identified disparities in earnings power that call for the further selection and concentration of business and assets.

Against this backdrop, the Sumitomo Corporation Group has positioned the GG Plan as the time to solidify our footing and shifted our strategy to the pursuit of "further improvement of quality" and "expansion of scale" in a balanced manner.

Next, I would like to review our progress under the GG Plan as the first year came to a close.

In pursuit of expanding business scale, we are continuing to increase profitable assets. We are steadily building up our asset portfolio in core businesses and peripheral fields in each business segment and expect a gross increase in risk-adjusted assets of ¥340 billion over the two years of the GG Plan. We also plan a gross decrease of ¥180 billion in risk-adjusted assets as a result of the proactive replacement of assets, the effects of the strong yen and the weak stock market. Overall, we expect to see a net increase of ¥160 billion during the GG Plan, which is lower than our initial target of a ¥280 billion. With regard to the balance between risk-adjusted assets and the core risk buffer, we possess sufficient investment resources. In addition, economic conditions are favorable for our acquiring profitable assets at reasonable prices, owing to changes in the financial environment since the subprime loan problem emerged last year.

Eyeing these changes as opportunities, the Sumitomo Corporation Group will continue to increase risk-adjusted assets while ensuring strict adherence to its stringent investment criteria.

In seeking further improvements in quality, we have decided to focus on four initiatives. The first is to improve the quality of our earnings base through selection and concentration. Second, we will

**GG Plan Quantitative & Qualitative Targets**

**Quantitative Targets**

Risk-adjusted Return (2-year average): **15**% or more

Net Income (2-year total): **¥470.0** billion

(FY2007 Result: **¥238.9** billion, FY2008 Target: **¥243.0** billion)

**Risk Assets Plan**

Amount Increasing over Two Years (net): **¥280.0** billion

→Outlook: Around **¥160.0 billion**

**Qualitative Targets**

- Establish a truly solid earnings base through the rigorous strengthening and expansion of our core businesses
- Improve the management quality to pursue sustained growth

| Accomplish by improving quality in four areas: "Earnings Base," "Operations," "Group Management," and "Human Resources and Workstyles" |
|---|

**Plan for Increasing Risk-adjusted Assets**



RA: Risk-adjusted Assets
RB: Core Risk Buffer
(Billions of Yen)
2,000
1,600
1,200
800
400
0
RA
RB
GG Plan increase (outlook)
+¥160.0 billion
RA
RB
Apr. 2007
Start of GG Plan
Mar. 2009
End of GG Plan, Outlook


Note: Core Risk Buffer: Common stock + Retained earnings + Foreign currency transaction adjustments - Treasury stock, at cost

focus on improving the quality of our operations by raising our soundness and efficiency to a higher level. Our third initiative is the improvement of quality in Group management with the aim of upgrading the earnings base quality of Group companies. Lastly is the improvement of quality in human resources and workstyles by aiming for the growth and vitality of Group employees. Of these initiatives, the most important is the improvement of the quality of our earnings base. To this end, we will implement measures for constructing pillars of profit in each business segment.

We are further improving the quality of our business portfolio under the GG Plan by continuously promoting replacement of assets. To that end, we introduced qualitative criteria—including growth potential and business strategies—in addition to quantitative criteria—such as profitability—and are strategically selling, merging and replacing existing assets in each segment in a timely manner.

Impacted by changes in the operating environment, we identified deviations among certain large-scale investments. In order to increase the value of these projects, we are soundly analyzing the issues and quickly taking measures.

The Sumitomo Corporation Group has been seeking to construct a stronger earnings base in order to realize sustained growth by pursuing profitability, growth potential and soundness in a balanced manner. I believe that our fiscal 2007 results attest to the success of these efforts to date. However, the underpinnings of growth changed during the fiscal year with the emergence of risks, including the subprime loan problem, global credit crunch, deceleration of the United States economy and appreciation in the value of the yen. Despite such changes, we will take surefooted steps guided by the GG Plan in our aim to achieve sustained and stable growth.

I sincerely request your ongoing understanding and support.



Susumu Kato
President and CEO
July 2008



## Risk-Adjusted Asset Buildup

**To ensure sustained growth, Sumitomo Corporation has placed great importance on the consistent enhancement of its earnings base in core businesses and peripheral fields in each business segment.**

**We expect the net increase in risk-adjusted assets to fall short of the initial GG Plan target due to aggressive asset replacement. Nevertheless, we plan a gross increase of ¥340 billion over the two years of the plan as we are progressively expanding our earnings base.**

**Risk-adjusted Assets & Risk-adjusted Return by Segment**

| | Risk-adjusted Return Ratio (%) | |
|---|---|---|
| GG Plan (FY07-08) | GG Plan (Target) | GG Plan (Outlook) |
| Metal Products | 19.8 | 24.0 |
| Transportation & Construction Systems | 17.7 | 18.5 |
| Infrastructure | 21.3 | 25.1 |
| Media, Network & Lifestyle Retail | 11.6 | 8.0 |
| Chemical & Electronics | 21.3 | 14.3 |
| Mineral Resources & Energy | 18.0 | 25.4 |
| General Products & Real Estate | 13.7 | 16.0 |
| Financial & Logistics | 17.4 | 7.9 |
| Domestic Regional Business Units and Offices | 18.3 | 20.6 |
| Overseas Subsidiaries and Branches | 23.1 | 25.9 |
| Consolidated | 15.6 | 17.3 |

Note: Risk-adjusted return ratios are two-year averages.

Balance of Risk-adjusted Assets (Billions of Yen)


Start of GG Plan (End of FY06)
End of GG Plan (End of FY08) (Outlook)
Transferred leasing business
0
20
40
60
80
100
120
140
160
180
200
220

In fiscal 2007, the gross increase in risk-adjusted assets was about ¥170 billion. We plan an equivalent increase in fiscal 2008 as well, with expansion mainly in Transportation & Construction Systems; Infrastructure, and; Mineral Resources & Energy. Here, we present specific examples of how we expanded the earnings base in our unique core businesses in fiscal 2007.

**(1) Leasing and Auto Leasing Businesses (Financial & Logistics, Transportation & Construction Systems)**

Together with the Sumitomo Mitsui Financial Group, Inc., we reorganized and further bolstered the operations of our leasing and auto leasing business, which play a major role in the Japanese market. Through this reorganization, we aim to further expand our earnings bases by combining our banking and trading functions so that we are able to provide a more diverse and differentiated range of unique, high-value-added products and services. In the auto leasing business, Sumitomo Corporation also acquired Ace Auto Lease Corporation, which is strong in leases for individuals, and forged a mutually beneficial relationship with Sumitomo Mitsui Auto Service Company, Limited which is strong in corporate fleet leases.

**(2) Cable TV, TV Shopping Businesses (Media, Network & Lifestyle Retail)**

One of Sumitomo Corporation's strengths is the stable earnings base of its number one domestic cable TV and TV shopping businesses. In fiscal 2007, we made Jupiter Shop Channel Co., Ltd., a TV shopping channel, into a subsidiary that has enjoyed strong growth even in the mature domestic retail market. We will advance our multichannel retail businesses through tie-ups with our leading brick-and-mortar retailers while striving for expansion in the TV shopping business.

**(3) Ambatovy Nickel Project in Madagascar (Mineral Resources & Energy)**

Sumitomo Corporation has been working to build new pillars of profit to complement its copper, coal, oil and LNG businesses in the Mineral Resources & Energy segment. Nickel is used in many applications, including buildings, home appliances, automobiles and industrial machinery. Therefore, expecting demand for nickel to increase, we began developing the Ambatovy Nickel Project. It will be one of the largest projects of its kind in the world, producing 60 thousand tons of nickel annually in an integrated operation covering mining to processing and refining.

**(4) IPP Business (Infrastructure)**

In light of economic growth in emerging countries, we expect demand for electric power to increase, and we have thus been concentrating resources on the EPC* and IPP/IWPP** businesses in the Infrastructure segment. In order to enlarge our earnings base further, we acquired a stake in Amata Power Limited, an IPP in Thailand. Our retained power generation capacity is about 2,800MW, mainly in Asia and the Middle East.

* EPC: Engineering, Procurement and Construction
** IPP: Independent Power Producer
IWPP: Independent Water & Power Producer

## 02 Reallocating Management Resources

**The ongoing replacement of assets is essential to improving the quality of our earnings base. Under the GG Plan, we are proactively reassessing small-scale Group companies with the purpose of more effectively allocating limited management resources.**

**Reassessment of Group Companies**

**Number of Group companies**

| Mar. 2006 | | Mar. 2007 | | Mar. 2008 |
|---|---|---|---|---|
| 875 | [ +135 / -112 ] | 898 | [ + 85 / -150 ] | 833 |

**Reassess Group companies from the viewpoint of "profitability" "growth" "strategy"**

**Utilize corporate resources (Risk assets, human resources)**

- Reduction Target: About 250 companies
- Progress: Exited or merged about 100 companies by Mar. 2008

Under the AG Plan in fiscal 2005 to fiscal 2006, our earnings base grew considerably as a result of actively inceasing profitable assets. Over the same period, the number of Group companies increased to about 900. These companies now need to be assessed in terms of not only the optimal allocation of management resources but also internal control.

Under the GG Plan, we are reducing the number of small-scale Group companies not only by raising the quantitative criteria set out in our exit strategy but also by applying qualitative criteria that take into account strategic importance, growth potential and internal controls. We have identified around 250 companies as candidates for our exit strategy and, in fiscal 2007, eliminated or merged about 100 of these companies.

To ensure sustained growth, it is essential that we improve the quality of our business portfolio through the strategic selection and concentration of management resources.

In the lifestyle retail business, we divested our interest in

Otto-Sumisho Inc., a mail-order company, in order to concentrate more management resources in the TV shopping business. In the oil-related business, we sold all of our shareholdings in Sumisho Oil Corporation, which engages in downstream operations, in line with our policy of focusing on upstream and midstream operations. In the LPG business, we decided to merge Sumisho LPG Holdings Co., Ltd. with the LPG operations of Showa Shell Sekiyu K.K. to reinforce our earnings base and enhance business efficiency via restructuring. In addition, we will continue to reallocate management resources by implementing such initiatives as the relocation of automobile dealership business operations to high-growth-potential regions and concentration on high-margin properties in the U.S. building business.

## 03 Valuing up Large-Scale Investment Projects

**In order to realize large pillars of profit and further improve our earnings power, it is essential to steadily increase the value of acquired investments. We devote all available resources to large-scale investment projects that have the potential to significantly impact earnings and track progress in minute detail to ensure a swift response to any changes in business conditions.**


Identifying issues and problems
Monitoring actions
Setting up new policies, initiatives and business plans
Preparing the countermeasures

When carrying out an acquisition, we run various simulations and take a conservative approach toward assessments. Nevertheless, there are occasions when acquisitions do not proceed as planned due to unanticipated changes in the business environment. Here, we highlight some examples of our "Value-Up" plan.

**(1) TBC Corporation (TBC)**

Our tire business in the United States had acquired TBC Corporation in an aim to strengthen its midstream to downstream earnings base. TBC is the number one replacement tire marketer in the United States. The tire market has grown stably over the years, but the recent sharp rise in oil prices has depressed growth. In response to these changes in external conditions, our efforts have focused on two fronts, namely to improve profitability by bolstering maintenance services and to gradually enhance value by opening more stores and diversifying product offerings.

**(2) The Hartz Mountain Corporation**

Expecting growth in the U.S. market for pet-related supplies, Sumitomo Corporation had acquired The Hartz Mountain Corporation, a pet care products company with a leading share of the market for flea and tick treatments. Soon after the acquisition, earnings were weakened mainly by a voluntary recall of core products due to quality concerns as well as a downturn in consumer spending in the United States. To improve performance, we have been launching high-margin core products, creating new products and developing new sales channels.

**(3) Jupiter Shop Channel Co., Ltd.**

Jupiter Shop Channel Co., Ltd. has grown steadily since it was established in 1996, and it is now the number one TV shopping channel company in Japan, with an about 30% share of the market. In fiscal 2007, however, its financial performance was adversely affected by the introduction of more stringent product labeling rules. To counter the effect of this change, we have been developing new, unique products and targeting a broader customer base.

## 04 Nurturing and Strengthening Personnel

**Integrated trading companies grow by leveraging their highly diverse functions to create innovative business models. We believe that a company grows and advances step by step in tune with the evolution of its organization, which is achieved through the nurturing and strengthening of its personnel, the creators of new businesses. In line with this conviction, we have implemented the following policies and systems.**

Accelerating corporate growth and advancement

↑

Enhancing organizational abilities

↑

Strengthening employee abilities



### Strengthening Our Employees' Abilities

We believe that education at an early stage is essential to fostering talented personnel. So that employees acquire the diverse range of knowledge and expertise necessary for working at a trading company, we emphasize training and education during their first 10 years at the Company. Our personnel training entails mainly on-the-job training and, comprehensive training programs offered through the Sumisho Business College (SBC) to all employees. New employees also receive one-on-one advice and guidance from senior personnel, allowing them to efficiently absorb the essentials of working at a trading company.

SBC provides training programs covering the fundamentals of a broad variety of fields, as well as specialized knowledge and skills programs on topics including investment, corporate management, business innovation and creation and leadership. In this manner, SBC offers support systems for each stage of an employee's growth.

### Locally Hired Staff

We think a stronger global earnings capability requires the expansion of locally conceived businesses and the enhancement of functions at overseas organizations. We recognize that it is very important to employ and train local staff who possess local business networks and business knowledge. In addition, it is essential to give them responsible positions so that they can fully exert their abilities. We send locally hired staff to our head office in Tokyo for training specific to upper-level managers, mid-level managers and staff, with a particular focus on further improving their business skills, leadership abilities and common understanding of corporate management policies and strategies.

### Work-Life Balance

We believe that employees who lead fulfilling lives both at home and at work exhibit greater energy and vitality to create new value. We therefore aim to provide a worthwhile workplace that allows our employees to work actively and maximize their productivity. Under the GG Plan, we are seeking greater flexibility in working times and locations, as well as improving working conditions for female employees. We have started a program that lets employees work shorter hours in order to care for their infants or elderly parents and a personal leave system for those whose spouses are transferred overseas for work. In autumn 2008, we plan to open a childcare center at our Tokyo headquarters.

**We are creating new value to meet diversified customer demand by leveraging our Integrated Corporate Strengths derived from a combination of our strong business foundation and various functions. In the following Topics 1 and 2, we introduce examples through which we have demonstrated our Integrated Corporate Strengths.**

**Integrated Corporate Strength: Sumitomo Corporation's Core Competence**

**Logistics Solutions:** In addition to the ability to provide a wide range of integrated logistic services, we also have the capacity to develop and deploy services to match demand and supply of cargo, trucks, and warehouse space.

**Market Intelligence & Information Gathering and Analysis:** Through our wide range of business activity, we gather information from every business segment and market. By engaging our deep experience and business know-how, we do comprehensive analysis of this market intelligence, and utilize it in our day to day business activity.

**Business Development:** We excel in business creation, which involves identifying promising new products, developing new markets and organizing appropriate business operations.

**Integrity:** Based on the Sumitomo Business Spirit, we have cultivated the trust of our customers over the years. This is the most fundamental and valuable asset of our business. It is important that our customers know they are entrusting their business to safe hands.

**Global Network:** With around 150 offices and over 800 subsidiaries and associated companies worldwide, our business network provides a basic platform for the prompt and secure transfer of goods, funds, and information.



Logistics Solutions
IT Solutions
Market Intelligence & Information Gathering and Analysis
Financial Services
Continual Enhancement of Functions
Integrity
Intellectual Capital
Strategic and Organic Integration
Global Network
Global Relations
Continual Strengthening of the Business Foundation


**IT Solutions:** This involves the ability to build Supply Chain Management (SCM) systems and to support network business.

**Financial Services:** This includes fee collection/payment, the provision of capital, project financing, and advanced financing services, such as the securitization of assets.

**Risk Management:** Only an integrated trading company with decades of business experience can expertly manage the diverse risks associated with credit standing, markets, and enterprise operations.

**Intellectual Capital:** The wealth of know-how, experience, and information accumulated by our skilled personnel in diverse fields is also an important element of our solid business foundation.

**Global Relations:** Based on the integrity and global network we have created, our company has established close and multifaceted relations with over 100,000 business partners around the world across all industries. Sumitomo Corporation is promoting cross-cultural communication and mutual understanding with our worldwide business partners based on direct person-to-person contact. These global relations are even more valuable assets now that the focus of the times is on information technology (IT).

# Striving toward Accomplishment
## Tanjung Jati B Coal-Fired Thermal Power Plant



**The Tanjung Jati B (TJB) coal-fired thermal power plant, located on Java Island in Indonesia, is one of the largest power plants in the country. The Sumitomo Corporation Group constructed and owns the plant, and leases it to an Indonesian state-owned electricity corporation. Although the plant's construction was temporarily interrupted by the Asian Currency Crisis, we patiently negotiated with the Indonesian government, which faced difficulty in raising funds. By proposing a new financing scheme, we were able to see the project through to the end. The TJB power plant began operating Unit I in October and Unit II in November 2006, eleven years after we received the order to build it as an engineering, procurement and construction (EPC) contractor.**

### The Challenge of Building One of the World's Largest Coal-Fired Thermal Power Plants

At the beginning of the 1990s, with a fast-growing economy, Indonesia was hard pressed to deal with the electric power shortages caused by industrialization and a growing population. At the time, Indonesia's national budget was about one-fortieth that of Japan, and the government had limited resources for building power plants. As a solution to this problem, the government fostered the creation of independent power producers (IPP) using private-sector funds.

PT CEPA Indonesia, an independent power producer that signed a thirty-year contract with the Indonesian state-owned electricity corporation, was planning to construct the 1,320MW TJB coal-fired thermal power plant, one of the world's largest plants at the time, and opened the tender as construction contractor in 1994.

Having handled various power plant construction projects in Indonesia, we began preparations by selecting superior partners from the viewpoint of their supply record and ability to reduce costs through local production. We offered a quick turnaround and cost-competitive conditions by forming a consortium with Japanese and Canadian manufacturers after carefully selecting partners to provide turbines, boilers and other equipment. Nevertheless, we did not prevail in the first right of negotiation. However, we patiently continued negotiations with Hopewell Holdings Ltd., a CEPA shareholder based in

Indonesia's Real GDP Growth Rate



(%)
10
5
0
-5
-10
-15
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 (CY)


Source: National Accounts Main Aggregates Database (UN)

Hong Kong, and finally succeeded in closing the deal on the power plant contract in September 1995, about one year after the bidding started. For such a large-scale project, this marked the official start of power plant construction with the shortest delivery times ever seen—the Unit I and Unit II generators were to be delivered in 34 and 37 months, respectively.

### Construction Suspended by Asian Currency Crisis

One hardship of this project was to raise funds for its construction. For such a huge project costing a total of about $1.8 billion, project finance secured by the project's assets from a bank syndicate was necessary. We helped the project by providing its own financing and syndicating finance from commercial banks.

Thailand suddenly plunged into a currency crisis in July 1997, just when the construction was proceeding without a hitch. Affected by this, in 1998, after years of stable economic growth, Indonesia's real GDP growth rate turned negative. The value of the rupiah, Indonesia's currency, plummeted, and commercial banks that were financing the project put a freeze on their loans. We did not have any other choice but to stop construction. In accordance with the terms of the agreement, we notified partner companies of the halt in construction.

At the time, orders had already been placed for turbines and other machinery with suppliers in Japan and overseas to meet the limited delivery time.

We immediately began to preserve the already ordered equipment and parts. We arranged to store them in the most appropriate manner by confirming with thousands of suppliers. At the construction site, where buildings were already under way and products were already delivered, our staff gave on-site directions exerting themselves to preserve buildings and products—an exercise that took almost an entire year.

### An Unprecedented Proposal—Finance Lease Scheme

Suspending a project of this scale was a never before experienced event for us and rarely seen anywhere in the world. Project funds were cut off, and with Hopewell Holdings itself confronted by a lack of funds, we were forced to consider withdrawing from the project.

Despite the dire conditions, our two decades of experience in electric power projects in Indonesia played a large role in our decision. Based on the political environment and our analysis of future demand for electric power in Indonesia, we decided to go forward with the project.

Seeking to once again get things moving, we started to negotiate with the Indonesian state-owned electricity corporation about purchasing the power plant asset itself.

## The Status of Electric Power in Indonesia

About 130 million out of Indonesia's total population of 220 million is concentrated in Java. Java's power generation capacity is only 18,000MW, which is not even one-tenth of the generation capacity of Japan despite having a population of under 130 million. Over the 10 years through 2005, Indonesian power consumption increased an average of 8% annually. Since demand for electric power is expected to continue growing, electricity shortages are increasingly seen as a major social problem.

Indonesia's Electricity Consumption



(Millions of MWh)
120
100
80
60
40
20
0
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05 (CY)


Source: International Energy Annual 2005

During this period, however, the Indonesian government could not increase external debt and was not in a position to raise funds for construction. Needing to find a way to fund the project through to completion, we began searching for an alternative solution. We worked together with the various divisions involved in our company, looking for an answer. In the end, we opted for a finance-lease scheme that entailed enlisting the help of the Japan Bank for International Cooperation and Nippon Export and Investment Insurance. Although the original plan was to hand over the power plant after construction was accomplished, the new plan was for us to retain ownership and lease it to the Indonesian state-owned electricity company. After completing the power plant, our affiliate would become the plant owner, and the Indonesian state-owned electricity corporation would operate and maintain the plant. The lease fees would be collected based on fluctuations in electricity rates. This mutually reinforcing relationship would enable the fulfillment of each function and address the status of cash flow.

The Indonesian government was unfamiliar with this kind of finance-lease scheme. We had to promote understanding among the relevant government authorities and so sent around our most experienced managers in legal affairs, risk management, finance, accounting, transportation and insurance. Through this massive effort, we were able to obtain all the approvals needed from each government authority.

In 2003, we finally resumed construction, five years after it was suspended.


Power plant under construction (prior to work suspension)

**Steps Taken to Create a New Business**

Due to the financial crisis, a total of 27 electric power plant construction projects were suspended in Indonesia. With the exception of one project that was near completion when the crisis hit, our TJB project was the only one that resumed.

Three points were key to the success. First, we were able to resume work thanks to the support of our partner companies, which helped to carefully store the products and parts. Second, we created the new finance-lease scheme, taking into consideration the Indonesian government's situation. Third, we accurately forecasted demand for electricity in Indonesia and made appropriate decisions.

Electric power shortages persist today in Indonesia owing to stable economic development. At TJB, we are preparing to launch a second project along with the Indonesian government. We hope that the electricity supplied from this new power plant contributes to the further development of Indonesia

## A Challenge to Store Equipment

When the TJB construction project was suspended in 1998, the scale of securing and storing equipment was unprecedented for us. After issuing the construction suspension notice, we made a list of all products, parts and materials that included all necessary data, from whether they had yet been ordered, state of completion and their present location. Of the items that required storage, there were 270,000 tons of steel components, including turbines and boilers, that needed temporary homes. For example, the turbines that were being assembled had to be transported to a warehouse in Yokohama bay area, where they were covered with plastic and filled with nitrogen gas to prevent rust and preserve them in a perfect condition. To put the total weight of steel components in perspective, 270,000 tons is equivalent to 300,000 cars weighing 900kg each. For the TJB project, we went to great lengths to store such massive amounts of parts and materials for five years.


Unloading of main transformer

# Taking on New Business Challenges

## Jupiter Shop Channel



**Jupiter Shop Channel Co., Ltd. (JSC) is the number one company in the TV shopping market, boasting an approximately 30% share in Japan. Drawing on its global network and business relationships as a trading company *(sogo shosha)*, Sumitomo Corporation has promoted the TV shopping business model of the United States in Japan. Creating basic infrastructure such as studios, call centers and distribution centers along the way, we established a 24-hour, all-year-round live broadcasting business model, disseminating this new form of TV shopping in Japan.**

**We introduce about 500 to 700 unique items a week that are carefully selected from around the world. The driving force behind our growth is our desire to discover unique items that are attractive to customers.**

**How did Sumitomo Corporation get the TV shopping business on track?**

We established JSC in 1996, initially launched as a part of a multichannel content business for cable TV (CATV) that we began in 1984. In this context, our mail-order business, which we introduced with a German company in 1986, had grown and we were looking for other business fields in which to apply this successful experience and knowledge concerning call centers and distribution systems. We decided to launch a TV shopping business in partnership with Tele-Communications, Inc. (now Liberty Global Inc.), our partner in the CATV business, and Home Shopping Network, a major TV shopping channel in the United States.

The purpose of establishing JSC was to expand our retail business and increase CATV subscribers by providing attractive programs. However, our initial foray into TV shopping did not work out as expected because we merely showcased hot-selling products in the United States and did not show live broadcasting programs long enough.

We changed our strategy in 1998, introducing unique products that were more suited to the tastes of Japanese consumers while extending the airtime for live broadcasts. In the following year, 1999, we moved into a new office building outfitted with our own studio and call center. These new facilities enable us to adjust the studio setup and product lineup in response to product sales and the

opinions of consumers. The facilities also allow us to produce programs utilizing interactive communication between customers and the CAST (Creative Advisers to the Shopping Tour) by phone.

Since then, we have gradually expanded live broadcasting hours, which has put JSC on a path of growth. In 2001, we began broadcasting live 24 hours a day—a real first in Japan—and thereafter increased the number of days with 24-hour live broadcasts. Since completing construction of the new studio building in September 2004, we have continued to broadcast 24-hour live programs.

As the importance of direct communication with customers had increased, we built additional call centers and implemented a new IT system that enhanced the call center's responsiveness.

In addition, our automated distribution center started operations in 2007, making it possible to deliver right after receiving large orders without any mistakes.

Meanwhile, we began to sell merchandise on the Internet in 2003 and started streaming the TV show 24-hours a day on-line in 2004.

Moreover, we are reinforcing our quality assurance system in order to achieve the trust of customers.

In this way, JSC is continually making progress in various ways toward further customer satisfaction.

**Growth in TV Shopping Market**


JSC
Other TV shopping
(Billions of Yen)
500
400
300
200
100
0
Average annual growth rate (over 5 years) 12%
'00
'01
'02
'03
'04
'05
'06
'07
(Outlook)

Sources: Report by FUJI KEIZAI Co., Ltd. and data of Sumitomo Corporation

### What Sumitomo Corporation Brought to the TV Shopping Genre

Looking back on the expansion process of JSC, the driving power behind growth has been our perpetual inquisitive nature toward the discovery of interesting products for customers' delight and the creation of amusing programs.

The best-selling products on TV shopping have common features in that they are unique, suitable for demonstration and valuable.

We have discovered and nurtured buyers not only from the merchandise industry but also from all manner of industries while searching the world over for attractive products in a way that only a trading company can.

## Broadening Viewership Through Multi-Channel Programming Service

Multichannel broadcasting service has been spreading to more households in recent years, providing a tailwind for earnings growth at JSC. Viewership had grown to 22.12 million households as of 2007, representing more than one third of the total households in Japan.



The company's proprietary studio, shooting live 24-hour broadcast

**Households Viewing Jupiter Shop Channel**


(Millions of Households)
25
20
15
10
5
0
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
(End of the year)

Source: Jupiter Shop Channel Co., Ltd. materials



Sub-control Room, the nerve center of program broadcasts


SHOP SHOP

Call center for customer communication



Automated distribution center

For example, we are producing programs featuring such Asian countries as Thailand or Vietnam, that include live broadcasts straight from Bangkok introducing local Thai products. This corresponds to Thailand's "One Village, One Product Movement." It has been quite popular among our viewers.

The cyclonic cleaner, cosmetics, seasonal fruits and *osechi ryori* (Japanese traditional New Year's food) are examples of hit products specifically suited to the TV shopping format that sell several hundreds of million yen a day. Horseback riding exercise machines have also become a big hit, although when first introduced, they were an attractive product only to people in the know. On the shopping channel, however, we were able to highlight the appeal of its origin and function visually.

### A Market Trial Aimed at Expanding Our Customer Base

JSC has created a number of hit products, and sales have grown dramatically while gaining the trust of our customers. However, we recognize that widening the range and age bracket of customers and strengthening late-evening sales are challenges to overcome. Aware of these issues, in April 2008 we formed a partnership with Xavel, Inc., a company that organizes and runs the fashion event "Tokyo Girls Collection" and is strong in mobile commerce, and introduced that company's products on TV. Our efforts to tap into Xavel's customer base, specifically the 20-to-30 age bracket, as late-evening active shoppers, yielded results that exceeded our initial expectations. We are deepening our partnership with Xavel further.

---

These are examples of how Sumitomo Corporation has leveraged the functions of a trading company to spur growth in the TV shopping business. Looking ahead, placing JSC as a core business, we aim to expand business scale by promoting cross-media retail businesses through TV, the Internet, mobile phones, printed media and retail shops.

**Customer Profile of Jupiter Shop Channel**

JSC's main customers are women over 30. In order to expand the range of customers, we are starting new projects such as the tie-up with Xavel.


Male 11%
Female 89%
Gender ratio
19 and below 0.2%
20s 4.4%
30s 19.9%
40s 24.3%
50s 27.2%
60s 16.2%
70s 7.8%
Age distribution

## Jupiter Shop Channel's New Challenge

**New Program "Let's meet Japan"**

We started the new program "Let's meet Japan" on July 7, 2008. This program sells unique local products live from their place of origin. It is a completely new trial, introducing the local culture, traditions and also the charms of local people while selling their products live on the air.

The first broadcast was from Okinawa. Okinawa's governor, Hirokazu Nakaima, was on the program by VTR. We will broadcast from Hokkaido in August, and Kobe in September and also plan a total of five broadcasts during the year.



## AT A GLANCE

**To expand our earnings base under the GG Plan, in each segment we will increase profitable assets in core businesses and their surrounding fields. Through these initiatives, we will strengthen our well-balanced business portfolio to better withstand changes in the business environment.**

### Net Income by Segment



Corporate and Eliminations 9%
Overseas Subsidiaries and Branches 19%
Domestic Regional Business Units and Offices 4%
Financial & Logistics 2%
General Products & Real Estate 8%
Mineral Resources & Energy 13%
FY2007
Net Income
¥238.9 billion
12% Metal Products
17% Transportation & Construction Systems
8% Infrastructure
6% Media, Network & Lifestyle Retail
2% Chemical & Electronics


## Metal Products

**Net Income**



(Billions of Yen)
50.0
40.0
30.0
20.0
10.0
0
18.9
26.3
29.2
27.0
'05 '06 '07 '08 (FY)
(Target)


**Strategic Fields**
- Steel service centers
- Tubular products SCM
- Primary aluminum
- Metal products for automotive use
- Tool steel processing & trading
- Stainless steel processing & trading in Japan

## Transportation & Construction Systems

**Net Income**



(Billions of Yen)
50.0
40.0
30.0
20.0
10.0
0
19.8
26.7
41.6
32.0
'05 '06 '07 '08 (FY)
(Target)


**Strategic Fields**
- Ships value chain
- Railcar leasing
- Automobile-related value chain
- Construction equipment value chain

## Infrastructure

**Net Income**



(Billions of Yen)
50.0
40.0
30.0
20.0
10.0
0
7.7
16.5
18.9
19.0
'05 '06 '07 '08 (FY)
(Target)


**Strategic Fields**
- IPP/IWPP
- Power plant EPC
- Telecommunications
- Water-related business
- Industrial infrastructure
- Telecommunication project
- Power energy solutions
- Eco and energy-saving businesses

## Media, Network & Lifestyle Retail

**Net Income**



(Billions of Yen)
50.0
40.0
30.0
20.0
10.0
0
26.6
12.5
13.8
13.0
'05 '06 '07 '08 (FY)
(Target)


**Strategic Fields**
- Cable TV
- Programming & film-related business
- Mobile communications
- Web-related business
- IT solutions
- Food supermarket
- Drugstore
- Brand business
- Direct marketing

## Principal Efforts to Expand Our Earnings Base

| Segment | FY2007 | FY2008 (plan) |
|---|---|---|
| **Metal Products** | Made HOWCO a subsidiary<br>Acquired additional equity interest in Sumitomo Metal Industries | Invest in steel tubular mill in Brazil<br>Strengthen global network of steel service centers |
| **Transportation & Construction Systems** | Established Sumitomo Mitsui Auto Service<br>Acquired Ace Auto Lease | Strengthen automobile and construction equipment business<br>Expand ship and railcar business portfolios |
| **Infrastructure** | Acquired equity interest in Amata Power in Thailand<br>Launched district cooling project in UAE | Enhance IPP/IWPP business<br>Strengthen overseas telecommunication business |
| **Media, Network & Lifestyle Retail** | Made Jupiter Shop Channel a subsidiary<br>Integrated J:COM and JTV | Expand J:COM's CATV base<br>Enhance Retail business (TV/Web shopping) |
| **Chemical & Electronics** | Established new Cantex factory in the U.S.<br>Engaged in EMS business for flat-panel TVs in North America | Strengthen EMS business<br>Enhance agricultural chemical business |
| **Mineral Resources & Energy** | Launched Ambatovy Nickel Project in Madagascar<br>Acquired equity in Assmang of South Africa | Promote Ambatovy Nickel Project in Madagascar<br>Acquire new upstream interests |
| **General Products & Real Estate** | Acquired additional equity interest in Terneyles in Russia<br>Acquired office building | Establish factory in Terneyles in Russia<br>Expand real estate portfolio |
| **Financial & Logistics** | Invested in GALLIA PLUS Corporation<br>Developed Thang Long Industrial Park II in Vietnam | Strengthen investment development business<br>Bolster leasing business |

## Chemical & Electronics

### Net Income



(Billions of Yen)
50.0
40.0
30.0
20.0
10.0
0
8.9
7.8
4.7
8.0
'05 '06 '07 '08 (FY)
(Target)


### Strategic Fields

- Sulfur and sulfuric acid value chain
- Emission credits business
- Glass raw material
- Plastics
- Organic chemicals
- EMS
- FPD-related business
- Pet care
- Pharmaceuticals
- Agricultural chemicals

## Mineral Resources & Energy

### Net Income



(Billions of Yen)
50.0
40.0
30.0
20.0
10.0
0
23.3
33.1
32.0
49.0
'05 '06 '07 '08 (FY)
(Target)


### Strategic Fields

- Copper & gold
- Coal
- Oil & gas
- LNG
- Silver & zinc & lead
- Nickel
- Uranium
- Iron ore
- Carbon
- Biofuels
- Clean energy

## General Products & Real Estate

### Net Income



(Billions of Yen)
50.0
40.0
30.0
20.0
10.0
0
12.7
17.2
19.5
22.0
'05 '06 '07 '08 (FY)
(Target)


### Strategic Fields

- Fresh foods
- Fertilizer
- Sugar
- Tires
- Lumber & building materials
- Ready-mixed concretes
- Pulp & paper
- Office buildings & retail facilities leasing
- Condominium sales
- Real estate funds

## Financial & Logistics

### Net Income



(Billions of Yen)
50.0
40.0
30.0
20.0
10.0
0
6.2
5.9
5.1
10.0
'05 '06 '07 '08 (FY)
(Target)


### Strategic Fields

- Lease-related business
- Commodity trading
- Asset management
- Small- and medium-sized business financing
- Direct investments
- Value-added logistics network
- Overseas industrial parks
- Insurance

# Metal Products



Shunichi Arai
General Manager
Metal Products Business Unit

## Enhancing Our Value Chain to Serve the Energy and Automobile Industries

Our business covers a broad range of steel products, including sheets and tubular products, and such non-ferrous metals as aluminum and titanium. We are expanding our value chain by precisely responding to the diverse needs of customers in a huge variety of fields. In steel sheets, we are leveraging our steel service center network in Japan and overseas to provide services, including procurement, storage, processing and just-in-time supply, mainly to automobile and home appliance manufacturers. In tubular products, we are enhancing our functions as a total service provider by developing oil field services in addition to supplying tubular products to leading oil and gas companies through our Tubular Information Management System (TIMS), a proprietary SCM system.

### Net Income

(Billions of Yen)


30
25
20
15
10
5
0
'03
'04
'05
'06
'07
'08 (Target)
(FY)
AA Plan
AG Plan
GG Plan

### Risk-adjusted Return Ratio and Risk-adjusted Assets


Risk-adjusted Return Ratio (%)
30.0
25.0
20.0
15.0
10.0
5.0
0
GG Plan (Outlook)
AG Plan (Result)
0
50
100
150
200
250
Risk-adjusted Assets (Billions of Yen)

### Performance Highlights

(Billions of Yen)

| | FY03 (Results) | FY04 (Results) | FY05 (Results) | FY06 (Results) | FY07 (Results) | FY08 (Targets) |
|---|---|---|---|---|---|---|
| Gross Profit | 42.0 | 49.9 | 65.4 | 77.6 | 80.2 | 90.0 |
| Equity in Earnings of Associated Companies | 0.6 | 3.3 | 4.1 | 7.4 | 9.0 | — |
| Net Income | 7.6 | 13.3 | 18.9 | 26.3 | 29.2 | 27.0 |
| Basic Profit | 7.9 | 14.0 | 21.2 | 28.5 | 29.5 | — |
| Total Assets | 390.4 | 472.6 | 662.8 | 799.2 | 755.5 | — |

| | AG Plan (Results) | GG Plan (Outlook) |
|---|---|---|
| Risk-adjusted Assets (at end of FY06 and FY08) | 120.0 | 122.0 |
| Risk-adjusted Return Ratio (two-year average) | 22.4% | 24.0% |



In May 2007 in Washington State, full-fledged operations commenced at the newly constructed first plant of Katana Summit, LLC, a company jointly established by Sumitomo and Seattle-based T Bailey Group. Intended to function as Sumitomo's new manufacturing base for wind-power generation towers in the United States, Katana Summit aims to build 400 to 600 towers annually by 2010.



HOWCO Group's Irvine Factory in Scotland. Vigorous oil and gas field development is driving increased demand for multifunctional equipment. HOWCO specializes in the manufacture of metal parts and equipment for oil well systems and provides SCM solutions in locations as diverse as England, North America, Dubai and Singapore.

## Policies of the GG Plan and Fiscal 2008 Strategies

In the steel and aluminum industries, domestic and overseas demand has remained firm despite concerns about the influence of a rapid rise in raw material prices. The demand for such energy- and shipbuilding-related items as steel plates and tubular products has stayed firm amid accelerating rates of resource and energy consumption. In the automobile and home appliance industries, exports of high-quality steel sheets from Japan to such emerging economies as China and ASEAN countries have also been high.

Under the GG Plan, we are allocating management resources to the energy- and automobile-related fields, which we expect will grow. Also, we are focusing on strengthening the value chain as an advanced solutions provider by bolstering processing and manufacturing functions in addition to metal product trading and SCM.

In tubular products, we will enhance our value chain by bolstering processing and services together with tubular SCM, which encompasses 13 locations spanning 12 countries.

In steel sheets, our steel service center network, which is top-ranked among trading companies, is strengthening and upgrading its processing facilities. Meanwhile, we are furthering business growth in emerging countries and expanding business in the automotive-related field.

In nonferrous metals, we will expand transactions around the world by enhancing the value chain of our aluminum and titanium businesses, from upstream to downstream operations.

## Fiscal 2007 Results

Net income increased ¥2.9 billion year on year to ¥29.2 billion. This was mainly attributable to stable business in tubular products for oil and gas development applications in the Middle East, Africa and CIS countries. Moreover, both the performance of the steel service center business and steel plate transactions were firm.

In fiscal 2007, we reinforced our earnings base by increasing risk-adjusted assets in the energy- and automobile-related fields.

In the energy-related field focusing on tubular products, we made the HOWCO Group—which is headquartered in Scotland and the world's largest supplier of metal parts for equipment used in oil and gas fields—a consolidated subsidiary. In this manner, we built a business framework to provide not only tubular products but also accessories and related services, resulting in an enhanced value chain. Moreover, we decided to invest in a company in Brazil established by the French steel manufacturer Vallourec Group and Sumitomo Metal Industries, Ltd. Through this joint venture, we plan to carry out integrated operations from blast furnace processing to the production of seamless pipes beginning in 2010. In steel plates, along with U.S.-based steel-tank maker T Bailey, Inc. Group, we established Katana Summit, LLC as a manufacturing and marketing company for wind power generation towers.

In the automotive-related field focusing on steel sheets, together with Fuji Heavy Industries Ltd. and China International Marine Containers (Group) Co., Ltd., a Chinese manufacturer of containers and special-purpose motor vehicles, we established a company to manufacture and sell waste collection vehicles in China. Also, together with JAY BHARAT MILLS, a major Indian automobile parts maker and Japan's Nisshin Steel Co., Ltd., we established a joint venture to manufacture and sell steel tubes for automobiles in India in response to the rapidly growing automobile market. In China, a second forging press line came on-stream at Huizhou Sumikin Forging Co., Ltd., a production and sales company for crankshafts jointly established by Sumitomo Metal Industries and ThyssenKrupp China. As a result, its annual production capacity increased from 0.8 million to 1.8 million units, enhancing supply in China and the ASEAN region.

We integrated our domestic stainless steel sheet distribution and steel service centers businesses with Nippon Steel & Sumikin Stainless Steel Corporation, Nippon Steel Trading Co., Ltd., establishing NS-Stainless Corporation in order to strengthen marketing.

# Transportation & Construction Systems



Kazuo Ohmori
General Manager
Transportation & Construction Systems
Business Unit

## Maintaining Stable Business Expansion while Entering New Businesses

Aiming to expand operations both upstream and downstream in addition to midstream, our Business Unit's focus includes automobiles, ships, aircraft, railways and construction equipment. In automotive operations, our growing global value chain covers parts manufacturing, wholesale, retail sale and retail finance. Moreover, in the ship business, we are the only Japanese trading company to hold an equity stake in a shipbuilding company, and we are also engaged in the ship-owning and operating business. Regarding construction equipment, we are the leading Japanese trading company in terms of transaction volume, which is handled through our global network. Our value chain also covers the areas of rental operations, used equipment sales and production parts logistics. In the railway car business, we promote rail projects and the rolling stock export business.

**Net Income**

(Billions of Yen)


42
36
30
24
18
12
6
0
'03
'04
'05
'06
'07
'08 (Target)
(FY)
AA Plan
AG Plan
GG Plan

**Risk-adjusted Return Ratio and Risk-adjusted Assets**


Risk-adjusted Return Ratio (%)
30.0
25.0
20.0
15.0
10.0
5.0
0
0
50
100
150
200
250
Risk-adjusted Assets (Billions of Yen)
GG Plan (Outlook)
AG Plan (Result)

**Performance Highlights**

(Billions of Yen)

| | FY03 (Results) | FY04 (Results) | FY05 (Results) | FY06 (Results) | FY07 (Results) | FY08 (Targets) |
|---|---|---|---|---|---|---|
| Gross Profit | 98.6 | 113.3 | 127.5 | 134.6 | 157.7 | 167.0 |
| Equity in Earnings of Associated Companies | 2.9 | 3.8 | 4.0 | 5.0 | 7.1 | — |
| Net Income | 9.6 | 13.5 | 19.8 | 26.7 | 41.6 | 32.0 |
| Basic Profit | 14.8 | 20.6 | 24.1 | 29.0 | 35.3 | — |
| Total Assets | 793.0 | 871.5 | 1,037.0 | 1,140.7 | 1,604.9 | — |

| | AG Plan (Results) | GG Plan (Outlook) |
|---|---|---|
| Risk-adjusted Assets (at end of FY06 and FY08) | 160.0 | 220.0 |
| Risk-adjusted Return Ratio (two-year average) | 16.8% | 18.5% |


LEXUS

Lexus sales in the Ukraine commenced in 2007. We are expanding automobile wholesale, retail and financial operations.



Together with Hyundai Rotem Company, a South Korean manufacturer of railway cars, we received an order from Tunisia's SNCFT to supply a fleet of 76 new-model commuter railway cars. Tunisia is introducing electrification as it modernizes its existing railway network in order to reduce traffic congestion and ease the burden on the environment.

## Policies of the GG Plan and Fiscal 2008 Strategies

The automotive market is expected to expand in tandem with economic growth in China, India and ASEAN countries. As for construction equipment, we expect overall demand to stay strong as a result of urban development in emerging countries and stepped up extraction activities in resource-rich nations, in contrast to the shrinking U.S. market. In the ship business, conditions remain favorable thanks to robust shipping activity and firm freight rates.

Striving "to solidify our foothold as the basis for stable growth," in accordance with the GG Plan, we will improve the quality of our business portfolio through the continual selection and replacement of operations while aggressively expanding overseas operations in such strategic fields as automotive parts manufacturing.

In downstream automotive operations, including retail sales and consumer finance, we will augment the earnings base of Sumitomo Mitsui Auto Service Company, Limited which was created in an October 2007 merger of two companies, by saving costs through economies of scale while expanding maintenance, credit card, insurance and other peripheral businesses. In Indonesia, we are concentrating on expanding scale of our automobile and motorcycle financing services while looking to apply this business model to other Asian countries.

In the business field of construction equipment, we are working to expand our sales network in the important markets of China and Russia, drawing on operational know-how gained through our operations as construction equipment distributors in Western Europe as well as North America. We also promote overseas rental operations.

In the ships business, we aim to expand the client base for new shipbuilding. In the railcar leasing business, we are further diversifying our portfolio.

## Fiscal 2007 Results

Net income increased ¥14.9 billion year on year to ¥41.6 billion. This growth was due mainly to strong performances in the automobile, construction equipment and ship businesses and capital gains from the mergers that formed Sumitomo Mitsui Auto Service.

In our domestic downstream retail sales and finance automobile operations, we made Ace Auto Lease Corporation—a strong provider of leases for individuals—a subsidiary. In cooperation with Sumitomo Mitsui Auto Service, we are strengthening our auto leasing operations for medium-sized and small companies and individuals.

In overseas upstream automobile operations, our affiliate Swaraj Mazda Limited began manufacturing and marketing Isuzu semi-large buses with a passenger capacity of 40 to 45 people in India. In addition, we started producing automobile brake parts by setting up a joint venture with Hero Motors Ltd. In overseas downstream operations, we began importing and selling Lexus cars in Ukraine.

In aircraft leasing operations, we promoted the replacement of existing assets with more profitable ones. We concluded an operation lease contract with Virgin America Inc. for two passenger aircraft and launched aircraft parts leasing operations in Japan. In addition, working with a U.S.-based cargo express airline, we arranged Japan's first wet lease* of two cargo aircraft for All Nippon Airways Co., Ltd. On top of competing for additional orders in Japan, we will focus on expanding wet lease arrangements for cargo aircraft by developing new customers, such as Chinese airlines.

In the railway passenger car field, we received orders for 76 new-model commuter railway cars from Tunisia's national railway, SNCFT, in cooperation with a major South Korean railway car manufacturer.

In the construction equipment business, we aggressively invested in our Canadian operation, where there has been robust demand related to natural resource and energy development. We reinforced services connected to the repair of large construction equipment, including spare parts supply. Results in European markets were favorable, and we expanded sales in such emerging markets as China, the Middle East and Russia.

The ship business continued to see healthy conditions on the back of firm demand for new shipbuilding owing to robust shipping activities in emerging countries.

* A wet lease is an arrangement for leasing an aircraft under which the lessor provides crews, ground support equipment, and fuel, etc.

# Infrastructure



Takahiro Moriyama
General Manager
Infrastructure Business Unit

## Fostering and Strengthening Core Businesses to Expand Our Earnings Base

"Our mission is to contribute to society through infrastructure enhancement, adding our own value to it." Based on this mission, we operate globally in the fields of electric power, telecommunications, eco and energy-saving and industrial infrastructure. We strive to ensure the sustainable expansion of our earnings base over the medium and long terms through the optimal business combination of trade and investment in these fields. Especially in the electric power field, we are expanding our business by leveraging our capabilities in financing and project management. As a result, in EPC,* the total generation capacity we have handled to date is nearly 45,000MW, mainly in Asia, placing us in the top tier among trading companies. In overseas electric power projects, our retained generation capacity was approximately 2,800MW as of March 2008.

*EPC: Engineering, Procurement and Construction

### Net Income

(Billions of Yen)


20
15
10
5
0
'03
'04
'05
'06
'07
'08
(Target)
(FY)
AA Plan
AG Plan
GG Plan

### Risk-adjusted Return Ratio and Risk-adjusted Assets


Risk-adjusted Return Ratio (%)
30.0
24.0
18.0
12.0
6.0
0
GG Plan
(Outlook)
AG Plan
(Result)
0
50
100
150
200
250
Risk-adjusted Assets (Billions of Yen)

### Performance Highlights

(Billions of Yen)

| | FY03 (Results) | FY04 (Results) | FY05 (Results) | FY06 (Results) | FY07 (Results) | FY08 (Targets) |
|---|---|---|---|---|---|---|
| Gross Profit | 28.2 | 32.2 | 29.1 | 38.3 | 41.0 | 43.0 |
| Equity in Earnings of Associated Companies | 1.0 | 1.3 | 4.1 | 5.2 | 6.8 | — |
| Net Income | 1.8 | 3.8 | 7.7 | 16.5 | 18.9 | 19.0 |
| Basic Profit | 5.1 | 7.6 | 7.4 | 13.3 | 16.0 | — |
| Total Assets | 435.7 | 457.4 | 466.2 | 472.6 | 478.8 | — |

| | AG Plan (Results) | GG Plan (Outlook) |
|---|---|---|
| Risk-adjusted Assets (at end of FY06 and FY08) | 74.0 | 93.0 |
| Risk-adjusted Return Ratio (two-year average) | 16.3% | 25.1% |



With 2,100MW capacity, the Tanjung Bin coal-fired thermal power plant was built for Malakoff Corporation Berhad, Malaysia's leading IPP. Constructed in Johor, Malaysia, and facing the Singapore coast, this is the largest power plant in South East Asia and benefits approximately three million Malaysians.



The East Telecom head office building in Uzbekistan. Together with leasing lines to mobile phone operators and ISPs, the company provides IP telephony services, data communications services and a variety of value-added services, mainly to corporate customers.

## Policies of the GC Plan and Fiscal 2008 Strategies

Robust demand for electric power in emerging and developing countries is driving capital investment in electric power facilities. Amid heightening global interest in the world environment, eco and energy saving businesses are expected to expand. In the telecommunications field, the fixed-line telephone market has stalled while broadband and mobile phone markets continue to grow.

Under these business circumstances, we will further strengthen our IPP*/IWPP** operations and power plant EPC projects and will allocate our resources to the telecommunications and water-related businesses in order to foster them as core businesses.

In the electric power field, we are working to secure sustained orders for EPC projects, principally in Asia, the Middle East, CIS countries and Africa. We aim to expand IPP/IWPP operations in Asia, the Middle East and the United States.

In the water-related business, we are creating opportunities in Mexico, Asia and the Middle East. In the telecommunications business field, we aim to grow the broadband and mobile phone businesses by increasing profitable assets, mainly in the United States and CIS countries.

In the eco and energy-saving field, we will promote various environmental projects, including those in renewable energy supply areas such as solar power, wind power and greenhouse gas emissions reduction.

With regard to telecommunications projects and the industrial infrastructure field, we will strengthen our stable earnings base by promoting facility and plant businesses overseas while participating in electric power retailing operations and the machinery trading business in Japan.

*IPP: Independent Power Producer

** IWPP: Independent Water & Power Producer

## Fiscal 2007 Results

Net income increased ¥2.4 billion year on year to ¥18.9 billion, due to strong performance in the electric power business, mainly in Asia.

In the electric power business, our financial performance was supported by the Phu My 2-2 thermal power plant in Vietnam, the CBK hydropower plant in the Philippines, the Birecik hydropower plant in Turkey and the Tanjung Jati B coal-fired thermal power plant in Indonesia, which started operations in the second half of 2006. In addition, we newly acquired a share in Amata Power Limited, which operates three power stations serving industrial parks in Thailand and Vietnam. We continue to concentrate on expanding business in the IPP/IWPP field. Among EPC projects, we completed the Tanjung Bin coal-fired thermal power plant in Malaysia, one of the largest in Asia. We were able to construct this huge plant in the very shortest time frame, enhancing our reputation for competitive project management skills. With regard to our environment-friendly power generation facilities, we have received an order for blast-furnace-gas fired GTCC* power generators for Ukraine. Moreover, we have been constructing geothermal power stations in Indonesia and New Zealand.

In the eco and energy-saving field, we participated in a district cooling project with Electric Power Development Co., Ltd. and The National Central Cooling Co. (Tabreed), a major district cooling company in the United Arab Emirates. In the Canary Islands, we have launched a solar power generation project, one of the largest in terms of power output to be led by a Japanese company.

In the telecommunications business, we invested in two telecommunication companies in Uzbekistan together with KT Corporation, South Korea's largest communications provider. One of the Uzbek joint ventures, JV East Telecom, owns the optical fiber cable backbone networks that connect the major cities of Uzbekistan. The other, Super iMAX, is offering wireless broadband Internet services in 18 large cities. As demand for mobile phone and Internet access is increasing, we expect these two companies will expand their businesses.

GTCC* : Gas Turbine Combined Cycle



Yoshio Osawa
General Manager
Media, Network & Lifestyle Retail Business Unit

## Strengthening Core Businesses While Advancing Cross-Media Retail Operations

Amid the ongoing fusion and collaboration of broadcasting and various other media, including telecommunications, as well as the increasing diversification of consumer spending, we integrate the fields of media, networks, and lifestyle retail while creating and providing new value for the diversifying lifestyles of consumers. In the media field, we provide both infrastructure and content services, primarily in the cable TV (CATV), multichannel television programming and film-related businesses. In the network field, our business activities center on IT solutions, the Internet-related field and mobile communication. In the lifestyle and retail fields, we have Jupiter Shop Channel, the largest TV shopping business in Japan, and other mainstay operations include food supermarket, drugstore and brand-related businesses.

### Net Income


(Billions of Yen)
30
25
20
15
10
5
0
'03
'04
'05
'06
'07
'08 (Target)
(FY)
AA Plan
AG Plan
GG Plan

### Risk-adjusted Return Ratio and Risk-adjusted Assets


Risk-adjusted Return Ratio (%)
30.0
25.0
20.0
15.0
10.0
5.0
0
AG Plan (Result)
GG Plan (Outlook)
0
50
100
150
200
250
Risk-adjusted Assets (Billions of Yen)

### Performance Highlights

(Billions of Yen)

| | FY03 (Results) | FY04 (Results) | FY05 (Results) | FY06 (Results) | FY07 (Results) | FY08 (Targets) |
|---|---|---|---|---|---|---|
| Gross Profit | 95.2 | 102.0 | 104.1 | 126.1 | 168.7 | 186.0 |
| Equity in Earnings of Associated Companies | 4.2 | 5.4 | 10.5 | 12.7 | 9.3 | — |
| Net Income | 7.9 | 24.1 | 26.6 | 12.5 | 13.8 | 13.0 |
| Basic Profit | 8.6 | 8.9 | 11.2 | 15.4 | 19.1 | — |
| Total Assets | 449.9 | 445.6 | 505.1 | 513.9 | 675.6 | — |

| | AG Plan (Results) | GG Plan (Outlook) |
|---|---|---|
| Risk-adjusted Assets (at end of FY06 and FY08) | 142.0 | 175.0 |
| Risk-adjusted Return Ratio (two-year average) | 11.5% | 8.0% |



As of March 31, 2008, J:COM, Japan's largest CATV provider, comprised 42 systems under 20 franchises and boasted a 35% share of the Japanese market. J:COM has expanded its customer base by offering super-high-speed Internet services and high-quality value-added services as well as unique services tied closely to local communities.


CAMICI

"NARA CAMICIE" is an Italian luxury apparel brand. As of March 31, 2008, it has 74 shops across Japan, mainly in department stores. It also aims to expand operations through Internet, TV, catalogue and other market channels.

## Policies of the GG Plan and Fiscal 2008 Strategies

In the media field, we have developed comprehensive CATV services, having merged Jupiter Telecommunications Co., Ltd. (J:COM), the No. 1 CATV operator, and Jupiter TV Co., Ltd. (JTV), one of the largest multichannel TV programming and content providers in Japan. We are integrating these companies' infrastructure and content services while strengthening community-based services, super-high-speed Internet service and high-definition broadcasting. In the film-related business, we are enhancing our earnings base and value chain through various initiatives from movie production investment to cinema complex.

In the network field, MS Communications Co., Ltd. (MSCOM), which sells mobile communication handsets, aims to strengthen its earnings base and improve management efficiency through a merger with its competitor Telepark Corp. Through this initiative, we will further strengthen our overwhelming No. 1 position. In the IT solutions field, Sumisho Computer Systems Corporation (SCS) will concentrate its management resources in growth areas and focus on broadening its earnings base through M&A.

In the lifestyle and retail field, food supermarket chain Summit, Inc. and Sumisho Drugstores Inc., which operates drugstores with dispensing pharmacies, will increase market share through organic growth and strategic alliances. In addition, we will promote cross-media retail businesses by integrating retail shops, TV shopping, e-commerce and mobile commerce. This will be also enhanced in the brand business field, focusing mainly on subsidiary Jupiter Shop Channel Co., Ltd. (JSC).

## Fiscal 2007 Results

Net income rose ¥1.3 billion year on year to ¥13.8 billion, reflecting capital gains in the media field, which offset losses related to the sale of shares in The Seiyu, Ltd.

In the media field, J:COM furthered its wide-area operations by acquiring regional CATV operators, resulting in a rise in the total number of subscribers to 2.83 million. J:COM also increased the number of channels it offers and broadened its lineup of digital services. In the film-related business, we fortified our earnings base by forming an alliance between United Cinemas Co., Ltd. (UC) and TOKYU RECREATION CO., LTD., which collaborated to promote box-office films.

In the network field, SCS is reinforcing its comprehensive IT solutions proposal capabilities and promoting a variety of management reforms. These initiatives have yielded high profitability and stronger performance. Furthermore, MSCOM expanded its retail operations through the acquisition of small and medium-size distributors. Also, we made the Internet-based drugstore operator Soukai Drug Co., Ltd. a subsidiary in order to accelerate its growth strategy.

In the retail business, JSC increased its sales and became the first TV shopping company in Japan to record net sales of ¥100 billion. This was achieved through growth in the number of households viewing JSC.

In the brand-related business, we bolstered our portfolio through the acquisition of Naracamicie Co., Ltd., which imports and sells luxury brands of apparel from Italy. Results were also firm in the mainstay Montrive Corporation and Barneys Japan Co., Ltd. brand businesses. We promoted cross-media activities by enhancing existing retail businesses with web-based functions, such as Summit's net supermarket "Rakuchinkun" and AMERICAN PHARMACY's online drugstore.



Shuichi Mori
General Manager
Chemical & Electronics Business Unit

## Expanding Our Global Network in Core Businesses

We are pursuing sustained growth by promoting global operations and accelerating the reallocation of management resources. In the basic chemicals field, we handle an extensive range of products, including raw materials for plastics and plastic products as well as organic and inorganic chemicals. In the electronics field, we handle such cutting-edge electronic materials as silicon wafers and blue LEDs. We are also actively operating EMS,* mainly in Asia. In addition, our life science business is engaged in pharmaceuticals, agricultural chemicals, household insecticides and pet care products.

* EMS: Electronics Manufacturing Services, providing electronics device manufacturing services on a contract basis.

### Net Income

(Billions of Yen)


10
8
6
4
2
0
'03
'04
'05
'06
'07
'08
(FY)
(Target)
AA Plan
AG Plan
GG Plan

### Risk-adjusted Return Ratio and Risk-adjusted Assets


Risk-adjusted Return Ratio (%)
25.0
20.0
15.0
10.0
5.0
0
AG Plan
(Result)
GG Plan
(Outlook)
0
50
100
150
200
250
Risk-adjusted Assets (Billions of Yen)

### Performance Highlights

(Billions of Yen)

| | FY03 (Results) | FY04 (Results) | FY05 (Results) | FY06 (Results) | FY07 (Results) | FY08 (Targets) |
|---|---|---|---|---|---|---|
| Gross Profit | 33.1 | 41.5 | 48.3 | 47.9 | 46.0 | 53.0 |
| Equity in Earnings of Associated Companies | 1.1 | 0.7 | 0.9 | 0.1 | 0.5 | — |
| Net Income | 2.6 | 7.5 | 8.9 | 7.8 | 4.7 | 8.0 |
| Basic Profit | 4.2 | 7.6 | 10.0 | 6.4 | 4.9 | — |
| Total Assets | 259.1 | 311.5 | 356.2 | 390.5 | 352.8 | — |

| | AG Plan (Results) | GG Plan (Outlook) |
|---|---|---|
| Risk-adjusted Assets (at end of FY06 and FY08) | 52.0 | 49.0 |
| Risk-adjusted Return Ratio (two-year average) | 16.3% | 14.3% |



Sulfuric acid, one of the chemical industry's most essential basic materials, is used in metal refining, fertilizer manufacture and a wide range of other applications. Sulfur and sulfuric acid trader Interacid Trading has established its headquarters in Switzerland, and is expanding its trading functions globally. Photo: Sulfuric acid transport ship


McELROY

The PVC pipes and fittings manufactured and sold by Cantex are used mainly to protect electric lines and telecommunication cables. In the United States, Cantex boasts a high market share and has achieved market differentiation through the introduction of lightweight pipe, pipe suited for underground construction, and other high value-added products.

## Policies of the GG Plan and Fiscal 2008 Strategies

We will improve the quality of our earnings base and Group management by further strengthening core Group companies and creating added value in electronics-related businesses from raw materials supply through EMS operations.

In the basic chemicals field, Cantex Inc., which focuses on plastics, plans to expand its market share in the southwestern United States by utilizing the newly opened plant in Arizona and to launch new lightweight pipes and other unique products. In organic and inorganic chemicals, we will diversify the global distribution of such core products as olefin, phenol, sulfuric acid and sulfur. In industrial performance materials, we will focus on expanding our earnings base related to glass raw materials, such as soda ash, in addition to the emissions credit business.

In the electronics field, we are focusing on flat-screen LCD TVs, compact LCDs and LCD modules. We will upgrade Sumitronics Corporation's EMS while expanding operations from Asia to North America and Europe. As for electronic materials, we will fortify our core businesses, including activities in silicon wafers and blue LEDs, while focusing on developing such new fields as lithium batteries.

In the life science field, with regard to medical science, we will focus our efforts on the development, manufacture and sale of generic anticancer drugs at Medisa Shinyaku Inc. while advancing our pharmaceutical manufacturing operations in China. In agricultural science, we plan to augment our agricultural chemicals lineup through acquisitions and the joint development of new products. We will continue to expand our pet care business through The Hartz Mountain Corporation (Hartz) in the pet science field.

## Fiscal 2007 Results

Net income decreased ¥3.1 billion year on year to ¥4.7 billion, owing to lower earnings at such core subsidiaries as Cantex, Sumitronics and Hartz.

In the basic chemicals field, we received United Nations CDM* recognition for a project that recovers greenhouse gas emissions from wastewater discharged by a tapioca starch factory in Indonesia. The methane recovered in this project is used for power generation. In the sulfuric acid and sulfur business, we fortified the trading functions of Interacid Trading S.A., which handles the largest volume of sulfuric acid in the world, expanding its port facilities in Chile.

In the electronics field, Sumitronics launched full-fledged operations in the flat-panel TV printed circuit board (PCB) mounting business in North America. In addition, aiming to expand our value chain beyond the PCB mounting business, we began to offer a wide range of operations through to final product assembly. In the LCD and other displays field, we developed design operations, set up operations for the improvement of mounting technology in Shenzhen, China, and fortified the quality assurance system.

In the life science field, we dove into the fast-growing market for agricultural chemicals in Russia, as a part of our initiative to expand the sales network. In Australia, we bolstered our local sales structure through investment in the sales company of a major Italian agricultural chemical manufacturer. In addition, we received an order to supply insecticide-impregnated mosquito nets to the Republic of Senegal and the Republic of the Congo, as part of an Africa-based project funded by the World Bank. In the pet care business, Hartz introduced new products in the United States OTC market. In addition, we established Summit VetPharm, LLC, which specializes in sales through veterinary channels, in an attempt to expand sales of insecticides for fleas and ticks. In Japan, we began to sell products under the Hartz brand.

* CDM: Clean Development Mechanism



Iwao Okamoto
General Manager
Mineral Resources & Energy Business Unit

## Strengthening Our Well-Balanced Mineral Resource Portfolio

Our portfolio principally comprises upstream mineral resource interests in four mainstay areas: copper, coal, oil and liquefied natural gas (LNG). We are actively strengthening this portfolio through the addition of new interests in mineral resources, including rare earth metals, ranging from zinc in Bolivia, nickel in Madagascar, uranium in Kazakhstan and the United States, and iron ore and manganese in South Africa. With regard to copper, our equity production capacity is one of the largest among our peers, and we hold interests in Australian coal mines with rich deposits of high-quality coking coal. Moreover, we are the only Japanese trading company with an interest in a gold mine. In midstream and downstream areas, LNG Japan Corporation handles roughly 25% of the annual LNG contractual import volume to Japan. In the clean energy field, which is our targeted growth area, we have expanded our solar cell materials trading business.

**Net Income**
(Billions of Yen)



50
40
30
20
10
0
'03
'04
'05
'06
'07
'08
(FY)
(Target)
AA Plan
AG Plan
GG Plan


**Risk-adjusted Return Ratio and Risk-adjusted Assets**



Risk-adjusted Return Ratio (%)
30.0
25.0
20.0
15.0
10.0
5.0
0
0
50
100
150
200
250
Risk-adjusted Assets (Billions of Yen)
AG Plan
(Result)
GG Plan
(Outlook)


**Performance Highlights**
(Billions of Yen)

| | FY03 (Results) | FY04 (Results) | FY05 (Results) | FY06 (Results) | FY07 (Results) | FY08 (Targets) |
|---|---|---|---|---|---|---|
| Gross Profit | 27.1 | 35.2 | 48.9 | 48.1 | 48.0 | 65.0 |
| Equity in Earnings of Associated Companies | 6.0 | 10.1 | 11.8 | 16.2 | 2.3 | — |
| Net Income | 7.1 | 14.9 | 23.3 | 33.1 | 32.0 | 49.0 |
| Basic Profit | 6.6 | 15.0 | 22.4 | 23.3 | 8.5 | — |
| Total Assets | 345.7 | 497.1 | 627.4 | 726.4 | 760.4 | — |

| | AG Plan (Results) | GG Plan (Outlook) |
|---|---|---|
| Risk-adjusted Assets (at end of FY06 and FY08) | 153.0 | 205.0 |
| Risk-adjusted Return Ratio (two-year average) | 21.9% | 25.4% |





One of the manganese mines held by Assmang, a South African mineral resource mining company in which Sumitomo has invested. Assmang's high-grade manganese ore reserves are among the world's largest.



The West Mynkuduk deposit of uranium in Kazakhstan is under joint development by that country's National Atomic Company Kazatomprom and Japan's the Kansai Electric Power Co., Inc. Pilot production commenced from 2007, and full-fledged production is scheduled from 2010.

## Policies of the GG Plan and Fiscal 2008 Strategies

There has been a global tightening in the supply-demand balance for key mineral resources, such as coal, iron ore and copper. Commodities prices, including that of oil, have remained at record-high levels. Earnings from upstream businesses in coal, copper and oil have grown. On the other hand, rising commodities prices have caused intensified competition for the acquisition of resource interests. A trend toward stronger resource nationalization is another factor that we are facing.

Under such business conditions, we continue to expand our earnings base through the increase of profitable assets as well as the replacement of unprofitable assets in line with the GG Plan.

In upstream businesses, we are maximizing the value of existing resource interests and broadening our asset portfolio by making steady progress in newly acquired projects, including a silver-zinc-lead mine in San Cristobal, Bolivia, and a nickel mining project in Ambatovy, Madagascar. We aim to grow these projects into profit pillars that will stand in addition to our four mainstay areas.

Among our four mainstay areas, we are continuously strengthening our copper mine portfolio by maximizing production at existing mines in Indonesia and encouraging the development of newly acquired copper mine interests. We are also vigorously pursuing opportunities at undeveloped coal mines. In oil, we are focusing on the acquisition of discovered but undeveloped interests as well as the exploration and development of the U.K. North Sea close to the fields where we have interests.

In midstream and downstream businesses, we are expanding our global oil trading operations by utilizing storage facilities and refinery capabilities as well as increasing our solar cell material trading. In addition, we are further developing the trading of natural gas to electric power and gas companies in the United States.

We are also allocating more management resources into our targeted growth areas of clean energy and new energy.

## Fiscal 2007 Results

Net income decreased ¥1.1 billion year on year to ¥32.0 billon. Although we encountered evaluation losses on price hedging for the silver-zinc-lead mining operation in Bolivia, our profitability remained strong, particularly in the copper business in Indonesia and the Americas.

In upstream operations, our copper and gold mines in Batu Hijau, Indonesia, turned out record-high profits and our investment in the Cerro Verde copper mine in Peru led to the first dividend payment since we began participating in this project. Alaska's Pogo gold mine achieved full production.

We saw substantial progress in newly acquired projects. In Bolivia, production began at one of the world's largest silver-zinc-lead mines, which we participate in with Apex Silver Mines Limited of the United States. In Madagascar, construction began after we put together a financing package for the Ambatovy Nickel Project, which entails all aspects of the project from nickel extraction to bullion refining. In South Africa, we acquired additional equity in Assmang Limited, an iron ore and manganese resource company. In Kazakhstan, we began trial production at a uranium mine. In New Mexico of the United States, we entered into a feasibility study for the commercialization of a new uranium mine being undertaken by Strathmore Minerals Corporation of Canada.

In midstream and downstream operations, we are further enhancing the business partnership with Mitsui Mining Co., Ltd. by increasing our shareholdings in that company. Sales increased considerably for carbon products, such as electrodes and cathodes used in aluminum refining. Moreover, we continued to improve our business portfolio through the replacement of assets including the integration of our domestic LPG operations with Showa Shell Sekiyu K.K. and the transfer of our stocks in Sumisho Oil Corporation, a domestic oil retailer, to Idemitsu Kosan Co., Ltd.

In the clean energy field, we have a long-term partnership with Renewable Energy Corporation ASA, a Norwegian company that manufactures silicon materials for solar cells. We also made a minor investment in Solargiga Energy Holdings Limited, a silicon material producer in China. In addition, we concluded major long-term supply contracts with companies in Europe and Asia.

# General Products & Real Estate



Takashi Kano
General Manager
General Products & Real Estate Business Unit

## Further Reinforcing Competitive Businesses and Developing Emerging Markets

Our Business Unit operates in three lifestyle fields. They are food, materials and supplies, and construction and real estate. In the food area, we have an integrated business model that extends from production to quality management and sales. This model places top priority on safety and security, issues of considerable concern to customers. In the materials and supplies area, we are the industry leader in multiple fields, including tires, ready-mixed concrete, lumber and building materials and used paper. In real estate, our core businesses are the leasing and operation of office buildings and retail facilities, housing development and sales, and the real estate investment fund business, along with a focus on large-scale mixed-use development projects.

**Net Income**
(Billions of Yen)


25
20
15
10
5
0
-5
-10
'03
'04
'05
'06
'07
'08 (FY)
(Target)
AA Plan
AG Plan
GG Plan

**Risk-adjusted Return Ratio and Risk-adjusted Assets**


Risk-adjusted Return Ratio (%)
30.0
25.0
20.0
15.0
10.0
5.0
0
GG Plan
(Outlook)
AG Plan
(Result)
0
50
100
150
200
250
Risk-adjusted Assets (Billions of Yen)

**Performance Highlights**
(Billions of Yen)

| | FY03 (Results) | FY04 (Results) | FY05 (Results) | FY06 (Results) | FY07 (Results) | FY08 (Targets) |
|---|---|---|---|---|---|---|
| Gross Profit | 73.6 | 66.7 | 83.6 | 118.1 | 122.0 | 130.0 |
| Equity in Earnings of Associated Companies | 0.1 | 0.8 | 0.5 | 2.4 | 2.0 | — |
| Net Income | 11.7 | (6.0) | 12.7 | 17.2 | 19.5 | 22.0 |
| Basic Profit | 5.1 | 9.8 | 11.6 | 17.4 | 18.3 | — |
| Total Assets | 760.6 | 766.4 | 772.0 | 741.7 | 742.0 | — |

| | AG Plan (Results) | GG Plan (Outlook) |
|---|---|---|
| Risk-adjusted Assets (at end of FY06 and FY08) | 133.0 | 139.0 |
| Risk-adjusted Return Ratio (two-year average) | 11.0% | 16.0% |



THE TOKYO TOWERS, a high-rise condominium complex in Kachidoki, in Tokyo's Chuo Ward. With a total of 2,794 units, when completed in January 2008 the complex had 58 floors, the most of any condominium tower in Japan. Sumitomo acquired the long idle business site and revitalized it as a legal redevelopment project.



Rendering of a lumber and veneer processing plant currently under construction at OAO Terneyles, a forestry company that Sumitomo has invested in. Since export tariffs on raw timber from Russia are set to surge from January 2009, Terneyles will shift from exports of raw timber to exports of processed lumber.

## Policies of the GG Plan and Fiscal 2008 Strategies

Our Business Unit's mission is to meet customer demands through the provision of safe and reliable materials, living environments and services.

In our food operations, we will focus on strengthening businesses related to fresh foods, including fruits and vegetables, fertilizer and sugar. In fruits and vegetables, with regard to the banana business, we will continue to reinforce direct sales to general merchandise stores with the aim of becoming the leading supplier both in terms of quality and quantity. In addition, we are proactively expanding overseas sales, particularly in the Middle East and China, while sourcing new production bases. In the fertilizer business, we will strengthen domestic sales by expanding the operations of Summit Agri-Business Corporation and enhance our overseas earnings bases in top priority areas, such as Australia, China, Thailand and Malaysia. As for the sugar business, we are striving to expand domestic sales by strengthening ties with Nissin Sugar Manufacturing Co., Ltd.

In the tire business, which belongs to the materials and supplies field, we are enhancing our earnings base by expanding the dealer network of TBC Corporation (TBC), a U.S. tire marketer. Also, we are cultivating merchandising activities in such growing markets as Thailand and Russia. In the wood resources business, anticipating an increase in export tariffs on raw timber from Russia in 2009, we will promote processing operations for lumber and veneer with Forest Stewardship Council (FSC) certification. We also aim to improve our earnings base by enhancing management efficiency at domestic affiliates handling building materials. In pulp and paper, we are reinforcing our business foundations in the paperboard field through a strategic alliance with Rengo Co., Ltd. and Nippon Paper Group, Inc.

In real estate, we aim to increase the profitability of existing buildings while acquiring new buildings and promoting a new business model for development and sales. In the housing business, we will continue to supply large-scale, mixed-use development projects. We are also working to enhance our real estate investment fund business, to establish new business models and to promote overseas business development.

## Fiscal 2007 Results

Net income increased ¥2.3 billion year on year to ¥19.5 billion, owing to firm housing sales and other real estate operations.

In the fruits and vegetables business, we expanded sales of premium bananas through aggressive marketing campaigns and broadened our production base. In the fertilizer business, we established Summit Agri-Business Corporation through the merger of Nittoh Bion Co., Ltd. and Sumisho Nosan Kaisha, Ltd. By integrating and combining product lineups and sales networks, we met customer needs while raising competitiveness by increasing production and logistics efficiency. Moreover, we developed footholds in growth markets by investing in southern China's largest food wholesaler with Kato Sangyo Co., Ltd.

In the tire business, TBC moved proactively to open new retail stores and broaden its product lineup amid a weak North American tire market. We also developed our presence in such growth markets as Thailand and Russia. In the wood resources business, we became the principal shareholder of OAO Terneyles with a 45% stake and began building a lumber and veneer process plant. OAO Terneyles is the first company in far eastern Russia to acquire FSC certification.

In real estate, in cooperation with GIC Real Estate Pte Ltd., the real estate investment company of the Government of Singapore Investment Corporation Pte Ltd., we committed to a major investment of about ¥150 billion over a two-year period for the development and operation of commercial retail facilities in Japan. Maximizing our know-how and network, we have been working to secure long-term management revenues by enhancing the value of investment properties through identification, development, management and operation. Specifically, in March 2008 we opened "Mikage Classe," a large shopping complex that was developed in close connection with the regional community. The complex boasts a variety of specialty shops anchored by The Hanshin Department Store, Ltd. and is located in front of the Hanshin Mikage train station. In the condominium sales business, the promotion and the construction of "THE TOKYO TOWERS," a high-rise condominium in Kachidoki Tokyo, was successfully completed. We are planning to commence sales of units in the Mikage Tower Residence, a high-rise condominium tower built next to Mikage Classe, during fiscal 2008. Meanwhile, we aggressively promoted asset replacement, by selling and acquiring buildings.



Makoto Shibahara
General Manager
Financial & Logistics Business Unit

## Providing High-Value-Added Services by Leveraging Our Capabilities

Leveraging our strengths based on superb access to information, expertise and a global network that we have built as an integrated trading company, we provide a diverse array of high-value-added financial and logistic services to customers as well as other business units and subsidiaries. In the financial services field, we continue to grow our commodities trading and asset management businesses by utilizing our accumulated expertise. Moreover we are pursuing synergies with Sumitomo Mitsui Finance and Leasing Company, Ltd. (SMFL), through our newly established Leasing Business Department. In the logistics field, Sumisho Global Logistics Co., Ltd. continues to provide comprehensive global logistics functions to our clients. In addition, we are deploying a series of industrial parks in Vietnam, Indonesia and the Philippines.

**Net Income**
(Billions of Yen)


10
8
6
4
2
0
'03
'04
'05
'06
'07
'08 (FY)
(Target)
AA Plan
AG Plan
GG Plan

**Risk-adjusted Return Ratio and Risk-adjusted Assets**


Risk-adjusted Return Ratio (%)
30.0
25.0
20.0
15.0
10.0
5.0
0
AG Plan (Result)
GG Plan (Outlook)
0
50
100
150
200
250
Risk-adjusted Assets (Billions of Yen)

**Performance Highlights**
(Billions of Yen)

| | FY03 (Results) | FY04 (Results) | FY05 (Results) | FY06 (Results) | FY07 (Results) | FY08 (Targets) |
|---|---|---|---|---|---|---|
| Gross Profit | 15.7 | 17.0 | 25.0 | 29.2 | 31.8 | 34.0 |
| Equity in Earnings of Associated Companies | 1.1 | 1.5 | 2.3 | 1.4 | 0.9 | — |
| Net Income | 2.4 | 2.8 | 6.2 | 5.9 | 5.1 | 10.0 |
| Basic Profit | 2.0 | 2.8 | 7.5 | 7.0 | 6.1 | — |
| Total Assets | 193.5 | 232.8 | 470.8 | 430.1 | 449.5 | — |

| | AG Plan (Results) | GG Plan (Outlook) |
|---|---|---|
| Risk-adjusted Assets (at end of FY06 and FY08) | 35.0 | 157.0 |
| Risk-adjusted Return Ratio (two-year average) | 20.8% | 7.9% |



The London dealing room at trading company Sumitomo Corporation Global Commodities Limited. This company has created a framework for 24-hour trading in international commodities markets, and is making inroads into European and U.S. markets.



Nanjing CMSC Logistics Co., Ltd. handles integrated automobile logistics. The company offers high-quality logistic services to automobile companies, from components to finished vehicles, including in-plant logistics, in the fast-growing Chinese market.

## Policies of the GG Plan and Fiscal 2008 Strategies

In the financial services field, we established the new Leasing Business Department in April 2008 after assuming control over the SMFL-related business and aircraft leasing business from other Business Units. Through our alliance with SMFL and Sumitomo Mitsui Financial Group, Inc., we are embarking on a new core strategy to strengthen and expand our financial service business.

In the commodities trading business, we aim to extend our reach in the United States and Europe while simultaneously expanding the range of products we trade and the risk management services we provide to commercial customers. The asset management business will continue to grow as we increase assets under management in specific alternative investments, which include commodity indices and hedge funds, two areas in our realm of expertise. Our direct investment and fund businesses will grow as we continue to create value by taking advantage of investment opportunities in Asia and other growth markets.

In the logistics field, the market has been expanding for raw materials, parts and consumer goods, especially in China and Southeast Asia. We are reinforcing our global logistics network, offering comprehensive component procurement and distribution services. These activities will enhance our logistics capabilities, the diversity of services provided and, ultimately, the quality of our service.

In the overseas industrial park business, we provide tenants with extensive services, utilizing our integrated corporate strengths to reinforce our market presence while contributing to local economic growth.

In the insurance field, we will expand our earnings base through the promotion of reinsurance brokerage and other businesses.

## Fiscal 2007 Results

Net income decreased ¥0.8 billion year on year to ¥5.1 billion due to lower profits in the commodities business.

In the financial services field, we acquired GALLIA PLUS Corporation, which owns business model patents for small and medium-sized companies that use trade accounts receivable as collateral for funds. We believe this acquisition will enhance our ability to meet the rising demand for financing that has accompanied the credit contraction in financial markets. We are steadily expanding the scale of this business by forming tie-ups with related parties.

In accordance with a revision of the Financial Instruments and Exchange Law, we established SCM Securities Co., Ltd. and registered it as a securities company—a necessary step in promoting our asset management business. As a result, we can now boost our financial product engineering and marketing capabilities while providing securities functions to other business units.

In the logistics business, we established an integrated automobile logistics company in Nanjing, China. This company provides various logistic services, from components to finished vehicles, including in-plant logistics. In addition, we commenced scheduled land transportation services between Vietnam and southern China for a Japanese precision machinery manufacturer. These services offer faster delivery than by sea, coupled with the benefit of regular schedules.

In China, we are expanding centers that provide services to auto parts, automobile, hazardous chemical, electronics and electrical product manufacturers. In Asia other than China, we are strengthening our services to automobile, motorcycle and construction equipment manufacturers.

In the overseas industrial park business, we completed the sale of all park lots, including sector three of Thang Long Industrial Park in Vietnam. Expecting an increased flow of investment from Japan into Vietnam, we are developing Thang Long Industrial Park II, which will be approximately the same size as the first park. We continue to explore the feasibility of developing industrial parks in India and other regions.

## GLOBAL BUSINESS OPERATIONS

**One of the important business foundations of Sumitomo Corporation is its global network consisting of approximately 150 offices and about 800 consolidated subsidiaries and associated companies worldwide. Eight Business Units, covering various business domains and regional organizations in Japan and overseas are fulfilling their capabilities and strengthening cooperation to capture growth opportunities on a global basis while steadily broadening the Group's earnings base.**

### Principal Businesses by Region

The graph presented below, "Basic Profit* by Region," shows how our earnings base is well-balanced geographically. Basic profit is almost the same in each of the three regions, namely Japan; other advanced nations, such as the Americas and Europe; and emerging countries in Asia and China.

**o Asia, China**

- Metal products
- Electric Power Business
- Copper & gold mining
- Automobiles
- Chemical products


FY2007
Basic Profit*
by Region
Others
6%
China
4%
Asia 21%
Japan 37%
Oceania
3%
Europe 11
18%

**o Japan**

- Media business
- Retail business
- Real Estate
- Leasing

**o Europe**

- Metal products
- Oilfield development
- Automobiles

**o Americas**

- Metal products
- Construction equipment
- Tire sales

*Basic Profit = (Gross profit - Selling, general and administrative expenses - Interest expenses, net of interest income + Dividends) x (1-Tax rate) + Equity in earnings of associated companies, net

In Japan, the cable TV operator J:COM, TV shopping channel Jupiter Shop Channel and the leasing companies Sumitomo Mitsui Finance and Leasing and Sumitomo Mitsui Auto Service have been strengthening their leading market positions and expanding their businesses. Moreover, our condominium sales and office building leasing operations have provided a stable source of earnings.

In the Americas, our pet care business and the polyvinyl chloride pipe business in the United States as well as other consumption and housing-related operations have been affected by the subprime loan problem. However, this effect has been limited, because the businesses that are now contributing largely to our profit in this region comprise the metal products business, which mainly constitutes tubular products, and the construction equipment business for mining development.

In Europe, oilfield operations in the North Sea and the SCM business for tubular products as well as our automobile wholesale, retail and financing operations have become stable pillars of profit.

In the fast-growing economies of Asia, including China, our steel service centers and automobile sales, financing, and parts manufacturing businesses have recorded steady growth and power generation operations have been buoyed by robust electricity demand.

## Capturing Growth Opportunities on a Global Basis

Here, we highlight some of our established efforts to strengthen our well-balanced earnings base in such emerging countries as India, Vietnam and the United Arab Emirates, which are expected to see continuous growth.

# India

### O Market Outline

India's economy has consistently grown at an annual pace of 7% or higher since 2003. This is attributable to steady manufacturing industry expansion driven by the IT sector.

Boasting a population in excess of 1.1 billion, economic development in India has expanded the middle income bracket. This has contributed to rapid consumer market growth. In particular, the automobile market has grown at an annual rate of 10% or more with automobile production rising to 2,300,000 vehicles in fiscal 2007.

### O Strategic Initiatives in a Potential Growth Market

Positioning India as both a domestic market as well as export base in an automobile industry that is expected to enjoy continued growth, we have been proactively developing related businesses.

In fiscal 2007, we started production of steel tubes for automobiles in an alliance with Nisshin Steel and a local auto parts manufacturer. In addition, we launched a brake disc production business with our subsidiary KIRIU Corporation and Hero Motors in India. Swaraj Mazda, a light-duty truck and bus manufacturer in which we have an approximately 40% stake, began manufacturing semi-large buses to meet demand that is growing as the nation's highway system is expanded.

**India's Real GDP Growth Rate**



(%)
12
8
4
0
'04
'05
'06
'07


Source: Central Statistical Organization

**Automobile Production in India**



Commercial vehicles
Passenger vehicles
(Millions of Cars)
2.5
2.0
1.5
1.0
0.5
0
'04
'05
'06
'07


Source: Society of Indian Automobile Manufacturers (SIAM)

### Swaraj Mazda Limited

**Business Outline**

Since its founding in 1983, Swaraj Mazda has manufactured and sold light-duty trucks and buses. Today, it is a mid-tier commercial vehicle manufacturer with around 130 sales bases throughout India. In 2006, it produced about 12,000 vehicles and held a share of between 3% and 4% of India's commercial vehicle market.

Amid expectations for stronger demand for medium and heavy-duty buses as the nation's transportation infrastructure is upgraded, in 2007, Swaraj Mazda began producing buses with a passenger capacity of 40 to 45 people under Isuzu Motors Limited's technical assistance for medium- to large-sized buses.

In India, Swaraj Mazda has an integrated production capability for vehicle chassis and bodies. This is unlike other automakers, which usually make only the chassis, contracting the vehicle bodywork out to a specialist. Since it has its own sales network, the company can meet customer needs with sales and after-sales services of finished buses.

**Future Growth Strategy**

Swaraj Mazda will deepen its cooperation with Isuzu Motors to expand its product lineup and is preparing to start manufacturing medium-duty buses capable of carrying 20 to 25 passengers. The company is also looking into manufacturing trucks locally.



Body production line



Finished buses

# Vietnam

## Market Outline

In recent years, Vietnam has improved investment conditions. Recognized for its political and social stability, a large industrious and young workforce, Vietnam is viewed by Japanese manufacturers as an excellent alternative location to China.

In January 2007, Vietnam joined the World Trade Organization. Steps to further liberalize the market and improve investment conditions are expected to encourage more Japanese companies to invest in the country.

## Strategic Initiatives in a Potential Growth Market

In October 2007, we established Sumitomo Corporation Vietnam LLC, anticipating the country's eventual move to open commerce to foreign capital from January 2009. This was undertaken with the aim of strengthening our business base in Vietnam by building up knowledge of the market and securing expert personnel.

We have promoted infrastructure projects in power generation, water treatment, transportation and related fields, which underpin economic development in Vietnam. To support the increasing number of Japanese companies entering Vietnam we are strengthening the availability of our logistics services by starting the scheduled land transportation services between Vietnam and southern China while expanding our industrial parks. And we are offering steel sheet processing services for automobile and home appliance manufacturers at our steel service centers in Hanoi, Da nang and Dong Nai. Sumitronics Corporation provides EMS* to manufacturers of IT equipment and digital home electronics.

* EMS: Electronics Manufacturing Services, providing electronics device manufacturing services on a contract basis

**Approved Foreign Direct Investment in Vietnam**


(Billions of Dollars)
25
20
15
10
5
0
'04
'05
'06
'07

Source: General Statistics Office of Vietnam

**Value of Total Vietnamese Exports**


(Billions of Dollars)
60
40
20
0
'04
'05
'06
'07

Source: General Statistics Office of Vietnam

## Thang Long Industrial Park (TLIP)

### Business Outline

In 1997, TLIP was developed in Hanoi as a joint venture with a government-run company. Since then, 274 hectares have been developed, in which 82 mainly Japanese companies, such as Canon Inc. and Matsushita Electric Industrial Co., Ltd., currently have set up operations. Annual exports from TLIP amount to around $1.6 billion, or more than 3% of Vietnam's total export value.

We provide support on all fronts to the tenants, starting with such basic infrastructure as electricity, water and sewage treatment to services such as paperwork for establishing a company in Vietnam. We also operate a bonded logistics center within the industrial park.



Entrance of TLIP

### Future Growth Strategy

We have started developing the Thang Long Industrial Park II in Hung Yen, a province next to Hanoi, to help accommodate the influx of Japanese companies into Vietnam. We plan to start accepting applications for lots in the new industrial park in August 2008.

Moreover, we will expand our steel service center facilities within the industrial park and pursue opportunities to expand our business base.



Steel service center in TLIP

# UAE

## Market Outline

The Middle East has about 60% of the world's extractable oil reserves, and oil and gas development in the region has picked up in tandem with rising global demand for energy in recent years. The profits from this activity are not only funneling into the world's financial markets, they are being invested in the development of the region's infrastructure.

In the United Arab Emirates, Abu Dhabi will continue to develop through oil and natural gas projects while Dubai has positioned itself as the economic hub of the Gulf region by attracting foreign funds, such as the establishment of a free trade zone.

**Value of Current Project Development in GCC**



Oil & Gas
Other development projects
(Billions of Dollars)
2,000
1,600
1,200
800
400
0
'05/6
'06/6
'07/6
'08/1


GCC: Gulf Cooperation Council

Source: Middle East Business Intelligence (MEED)

## Strategic Initiatives in a Potential Growth Market

We are engaged in various businesses in the Middle East, working to the best of our ability to meet demand for metal products for oil and gas field development and petrochemical plant construction. Through Mezon Stainless Steel FZCO in Dubai, we operate an inventory business for stainless steel tubular products, steel sheets, fittings and flanges. In 2008, we launched SC Tubular and Steel Products (M.E.) FZCO in Dubai to strengthen our operations and marketing related to oil well casing and tubing, line pipes and specialty tubular products.

We aim to expand sales of construction equipment in the Middle East by establishing our marketing base in the United Arab Emirates to meet growing demand for infrastructure and urban development.



High-rise building under construction in Dubai

## SC Tubular and Steel Products (M.E.) FZCO

### Business Outline

The Metal Products Business Unit provides SCM services ranging from the supply of steel tubular products to storage, processing, inspection, transportation and maintenance particularly from six of its bases—located in Japan, the United States, the United Kingdom, Singapore, Australia and the Middle East.

In the Middle East, demand has been soaring for high-grade oil well casing and tubing and line pipes for oil and gas development projects. We accordingly established SC Tubular and Steel Products (M.E.) FZCO in Dubai in March 2008 to meet this demand. Together, we aim to reinforce our sales structure to expand sales of steel tubular products with an option of offering SCM in the Middle East. SC Tubular and Steel Products (M.E.) is marketing primarily oil well casing and tubing to customers in the Gulf States, including the United Arab Emirates, Qatar, Saudi Arabia and Kuwait.

**World Oil Production (Share Held by the Gulf States)**



Gulf States
Other oil-producing countries
(Millions of Barrels per Day)
120
80
40
0
29%
30%
30%
29%
'03
'10 (Outlook)
'15 (Outlook)
'20 (Outlook)


Source: Energy Information Administration (EIA)

### Future Growth Strategy

In addition to the development of oil resources, gas field development has been picking up in the Middle East due to the relatively lighter impact on the environment. We expect to be able to tap into the demand for steel tubular products for gas field development from national oil and gas companies as well as Major Oil Companies operating in the Middle East.

In addition to an inventory business of high-value-added, high-grade steel tubular products, through this company we will offer timely and highly satisfying services to our customers to meet their commercial and technical requirements, which are becoming more advanced and specialized day by day.



Steel tubular storage yard in Dubai

# PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES CONTRIBUTING TO CONSOLIDATED RESULTS

| | Shares in equity (End of FY2007) (%) | Main Business | Equity in earnings (FY2006) (100 million yen) | Equity in earnings (FY2007) (100 million yen) |
|---|---|---|---|---|
| ● Metal Products | | | | |
| ERYNGIUM Ltd. | *89.10 | Manufacture, processing and distribution of speciality metals for OCTG market | — | 46.6 |
| SC Pipe Services Inc. | 100.00 | Investment in pipe manufacturing and sales company in the U.S. | 30.2 | 18.6 |
| National Pipe Company, Ltd. | 16.00 | Pipe manufacturing and sales company in Saudi Arabia | 9.7 | 14.8 |
| Sumisho Metalex Corporation | *100.00 | Sale of non-ferrous metal products, materials for home heat solution | 16.6 | 13.0 |
| Asian Steel Company Ltd. | 100.00 | Shearing, slitting, and sale of steel plates | 6.9 | 11.1 |
| Sumisho Steel Corporation (Hong Kong) | *100.00 | Investment in steel service centers in Southern China | 1.7 | 8.3 |
| ○ Transportation & Construction Systems | | | | |
| Sumitomo Mitsui Auto Service Company, Limited (Former Sumisho Auto Leasing Corporation) | 60.00 | Leasing of motor vehicles [Shares in equity (End of FY2006): 100.00%; From October 2007: 60.00%] | 50.4 | 49.8 |
| P.T. Oto Multiartha | 80.30 | Financing of motor vehicles | 16.3 | 21.2 |
| P.T. Summit Oto Finance | *99.51 | Financing of motor vehicles [Shares in equity (End of FY2006): 99.59%] | 15.3 | 6.2 |
| Sumisho Aircraft Asset Management B.V. | *100.00 | Aircraft operating lease | 2.0 | 4.8 |
| ○ Infrastructure | | | | |
| MobiCom Corporation | 33.98 | Integrated telecommunication service in Mongolia | 14.9 | 23.1 |
| Perennial Power Holdings Inc. | *100.00 | Development, ownership and management of power plant in the U.S. | 11.5 | 14.7 |
| ○ Media, Network & Lifestyle Retail | | | | |
| Jupiter Telecommunications Co., Ltd. | 27.76 | Operation of multiple cable TV systems (MSO) and channels (MCO) [Shares in equity (End of FY2006): 25.74%] | 66.2 | 67.5 |
| SC Media & Commerce Inc. (Former Jupiter TV Co., Ltd.) | 100.00 | Management and operation of programming services and TV shopping channel [Shares in equity (End of FY2006): 50.00%; From July 2007: 100.00%] | 40.0 | 60.3 |
| Sumisho Computer Systems Corporation | 58.96 | System Integration; data processing services; development and sale of computer software and hardware [Shares in equity (End of FY2006): 56.98%] | 24.7 | 31.3 |
| Summit, Inc. | *100.00 | Supermarket chain | 26.2 | 28.5 |
| MS Communications Co., Ltd. | *50.00 | Sale of cellular phones and fixed line telecommunication services | 26.2 | 27.2 |
| Montrive Corporation | *100.00 | Sole import, designing and sale of the luxury line of chenille fabrics, "FEILER" | 11.3 | 11.3 |
| ○ Chemical & Electronics | | | | |
| Sumitomo Shoji Chemicals Co., Ltd. | *100.00 | Sale and trade of chemicals and plastics | 11.5 | 16.3 |
| Sumitronics Corporation | *100.00 | Electronics Manufacturing Service and sale of electronics products and parts | 25.8 | 15.0 |
| Summit Agro Europe Ltd. | *100.00 | Investment in agricultural chemicals in Europe | 7.1 | 8.0 |
| The Hartz Mountain Corporation | *96.30 | Manufacturing, distribution, and sales of pet care products | 4.6 | 0.5 |
| Cantex Inc. | *100.00 | Manufacture and sale of polyvinyl chloride pipes | 17.5 | (0.9) |
| ○ Mineral Resources & Energy | | | | |
| Nusa Tenggara Mining Corporation | 74.28 | Investment in and financing of the Batu Hijau copper/gold mine development project in Indonesia | 34.0 | 91.3 |
| Sumisho Coal Australia Pty. Ltd. | 100.00 | Investment in coal mines in Australia | 98.0 | 83.8 |
| SC Minerals America, Inc. | *100.00 | Investment in the Morenci copper mine, the Pogo gold mine in the U.S. and the Candelaria & Ojos del Salado copper mines in Chile | 48.0 | 56.3 |
| SMM Cerro Verde Netherlands B.V. | 20.00 | Investment in the Cerro Verde copper mine in Peru | 9.9 | 30.9 |
| 2 companies with oil field interests in the North Sea | *— | Development, production and sale of crude oil and natural gas in the British and Norwegian zones of the North Sea | 0.1 | 26.5 |
| LNG Japan Corporation | 50.00 | Trading of LNG, investment and financing related to LNG business | 19.3 | 16.4 |
| Petro Summit Pte. Ltd. | *100.00 | International trade of crude oil and petroleum products | 16.6 | 13.0 |
| SC Mineral Resources Pty. Ltd. | 100.00 | Investment in the Northparkes copper mine in Australia | 19.3 | 8.6 |
| 2 silver, zinc and lead business companies in Bolivia | 100.00 | Investment in silver, zinc, and lead mine operating, and ore concentrate sales companies in Bolivia | 0.0 | (14.4) |
| Summit Gulf Venture | *100.00 | Development, production and sale of crude oil and natural gas in the Gulf of Mexico, the United States | (85.2) | (112.9) |
| Apex Silver Finance | 35.00 | Hedge trading for Bolivian silver, zinc and lead mines | — | (221.2) |
| ○ General Products & Real Estate | | | | |
| TBC Corporation | *100.00 | Retail and wholesale of tires | 36.0 | 39.5 |
| Sumisho Paper Co., Ltd. | 100.00 | Sale of pulp, wastepaper, paper, paperboard and packaging materials | 10.8 | 8.0 |
| S.C. Cement Co., Ltd. | 100.00 | Sale of cement, ready-mixed concrete and concrete products | 7.4 | 6.5 |
| 3 companies in the banana business | — | Import and sale of fruits and vegetables | 11.6 | 4.0 |
| ● Financial & Logistics | | | | |
| Bluewell Corporation | 100.00 | Agent for casualty insurance and life insurance | 7.2 | 7.4 |
| Thang Long Industrial Park Corporation | 58.00 | Development, sales, and operation of industrial estate in Vietnam | 4.6 | 4.3 |
| ● Overseas | | | | |
| Sumitomo Corporation of America | 100.00 | Export, import, investment | 253.6 | 219.0 |
| Sumitomo Corporation Europe Holding Ltd. | 100.00 | Export, import, investment | 53.2 | 84.6 |
| Sumitomo Corporation Asia Pte. Ltd. | 100.00 | Export, import, investment | 64.0 | 70.5 |
| Total 9 subsidiaries in China | 100.00 | Export, import, investment | 31.5 | 34.9 |
| Sumitomo Australia Limited | 100.00 | Export, import, investment | 12.9 | 14.4 |
| Sumitomo Corporation Taiwan Ltd. | 100.00 | Export, import, investment | 8.3 | 9.0 |
| ○ Others | | | | |
| Sumitomo Mitsui Finance and Leasing Company, Limited (Former Sumisho Lease Co., Ltd.) | *45.00 | Finance & Lease [Shares in equity (End of FY2006): 96.73%; From October 2007: 45.00%] | 100.6 | 89.4 |

* Shares in equity and equity in earnings for companies marked with an asterisk are the percentage shares and equity amounts company-wide including other segments.



We have established the "Sumitomo Corporation Corporate Governance Principles," based on our view that the ultimate goals of corporate governance are "improving management efficiency" and "maintaining sound management" as well as "ensuring management transparency" to secure the first two. Keeping in mind that our backbone of corporate ethics is in the "Sumitomo Business Spirit" and the Company's "Management Principles," we are always seeking to establish the most appropriate managerial system for the Company and are strengthening our corporate governance to realize management that serves the interests of shareholders and all other stakeholders.

## Past Initiatives to Strengthen and Enhance Corporate Governance

To date, we have strengthened and improved our corporate governance system through initiatives covering many points, such as optimizing the size of the Board of Directors, setting term limits for the Chairman of the Board of Directors and the President and CEO, shortening the terms of Directors, establishing advisory bodies, strengthening the corporate auditors system, introducing the executive officer system, and appointing external advisors.

Our approach to corporate governance is embodied in the "Sumitomo Corporation Corporate Governance Principles," which can be accessed from the following web page.
URL: http://www.sumitomocorp.co.jp/english/company/governance/index.html

## Features of Our Corporate Governance System

Under the former Commercial Code, since April 2003, Japanese companies have been able to adopt a company with a committee based system of corporate governance. However we believe that the best way for us to improve the effectiveness of our corporate governance is to maintain our existing corporate auditor system while enhancing and reinforcing it through auditing from diversified external viewpoints and with opinions and advice from additional external advisors.

We will monitor global trends and legislation concerning companies while preserving our corporate culture as a Japanese company. At the same time, we will observe the benefits of different corporate governance frameworks in other countries.

**The Company's Corporate Governance System**



General Meeting of Shareholders
Election/ Dismissal
Consent to a submission of proposition for election of Corporate Auditors and for election of Accounting Auditors
Election/Dismissal
Election /Dismissal
Deliberation/ Reporting
Remuneration Committee
Directors
Board of Directors
(Chairman of the Board of Directors)
Audit
Corporate Auditors
Board of Corporate Auditors
Dismissal
(Collaboration)
Report
Accounting Auditors
External Advisors
Advice/Proposals
Election/Dismissal/Supervision
(Collaboration)
Audit
Assistance
Corporate Auditor's Administration Department
Accounting Audit
Important Company-wide Committees*
Management Council
President and CEO
Internal Auditing Department
Internal Audit
Loan and Investment Committee
Executive Officers
Compliance Committee
Speak-Up System
Business Units
Domestic and Overseas Offices
Corporate Group
Internal Control Committee
Internal Control
Subsidiaries and Associated Companies
Risk Management


* Management Council: Exchange of opinions and information on basic policy and important matters related to management
Loan and Investment Committee: Deliberation of important matters, such as investment and financing
Compliance Committee: Enhancement of Group compliance focused on "maintaining sound management"
Internal Control Committee: Promotion of efficient and effective Internal Control

Thus, Sumitomo Corporation will continually study the most appropriate corporate governance system.

## Framework for "Improving Management Efficiency" and "Maintaining Sound Management"

### Directors and the Board of Directors

#### O Optimization of Size of Board of Directors

We halved the number of Board members from 24 in 2003. As of July 2008, the Board has 12 members. Through this optimized Board of Directors, which oversees the operations of the business and serves as the Company's decision-making body concerning key management matters, we aim to facilitate substantial and active discussion as well as to promote greater efficiency and effectiveness in the decision-making process.

#### O Limiting Terms of Directors

In June 2005, the terms of Directors were reduced from two years to one year. We aim to clarify the responsibility of management among members of management each fiscal year. This, in turn, helps ensure fast reaction times to changes in business conditions.

#### O Limits on Terms of the Chairman of the Board of Directors and the President and CEO

In principle, the positions of Chairman of the Board of Directors and the President and CEO are clearly defined and separate in order to ensure mutual supervision. Both positions cannot be held simultaneously by the one person. In principle, the Chairman of the Board of Directors and the President and CEO are each limited to terms of six years. These limitations on the tenure of top management help minimize the possibility of governance problems.

#### O Establishment of the Advisory Body to the Board of Directors

With the aim of enhancing the transparency and objectivity of decision-making processes with regard to the remuneration of Directors and Executive Officers, we established the Remuneration Committee. Functioning as an advisory body to the Board of Directors, more than half of the Committee members are from outside the Company. The Remuneration Committee is in charge of studying remuneration and bonuses of directors and executive directors, and reports the results of its studies to the Board of Directors.

### Corporate Auditors and the Board of Corporate Auditors

#### O Enhancement of Corporate Auditing Framework

To further strengthen external views within the corporate auditing framework, we added one external auditor in June 2003, bringing the number of external auditors to three out of the five members on the Board of Corporate Auditors. Of these three, two are legal experts (a former Public Prosecutor General and a former Supreme Court Justice) and one is an accounting expert—ensuring an auditing system that incorporates a diversity of perspectives.

#### O Ensuring Audit Effectiveness

Corporate Auditors attend meetings of the Board of Directors and all other important internal meetings, to obtain the information necessary for proper auditing. Corporate Auditors also meet the Chairman of the Board of Directors and the President and CEO every month to exchange opinions on material issues regarding management policy and auditing. Moreover, the Corporate Auditor's Administration Department is assigned to assist Corporate Auditors, so that the auditing system functions effectively and without hindrance.

#### O Collaboration between Internal Auditing Department and Accounting Auditors

To ensure audit efficiency, Corporate Auditors interact closely with the Internal Auditing Department, receiving reports on internal audit plans and their results in a timely manner. In addition, Corporate Auditors exchange information with and monitor the auditing activities of the Accounting Auditors through regular meetings. By attending audit

review meetings and observing inventory audits with the Accounting Auditors, the Corporate Auditors constantly work to improve audit efficiency and quality.

**Introduction of an Executive Officer System**

We have introduced an executive officer system with the aim of clarifying the responsibilities and authority for execution and strengthening the monitoring function of the Board of Directors. We currently have 36 Executive Officers selected by the Board of Directors. Of these, 11 Executive Officers also serve concurrently as Directors, including eight who are also General Managers of Business Units. In this way, we aim to prevent gaps between decisions made at Board of Directors meetings and the execution of those decisions.

**Appointment of External Advisors**

Management Council members meet with outside specialists employed as external advisors to incorporate outside perspectives into our management. In this way, external advisors provide us with advice from diverse perspectives on various themes related to management issues. External advisors also give speeches and lectures in their respective areas of expertise, such as leadership and career development, to employees at various levels within our organization.

## System for Ensuring Management Transparency

**Basic Policy on Information Disclosure**

To bring an accurate understanding of the Company's management policies and business activities to all our stakeholders, we shall strive to make full disclosure, not limiting ourselves to the disclosure of information required by law but also actively pursuing the voluntary disclosure of information.

**Communicating with Shareholders and Other Investors**

● Encouraging the Execution of Voting Rights at the General Meeting of Shareholders

We send out a Notice of Convocation to shareholders three weeks prior to each regularly scheduled General Meeting of Shareholders. For the convenience of overseas shareholders, we also provide an English-language translation of the notice on our website. We have allowed our shareholders to exercise their voting rights via the Internet using personal computers since 2004 and via the Internet using mobile phones since 2005. In 2007, we introduced the Electronic Voting Platform operated by Investor Communication Japan, Inc. (ICJ), a joint venture instituted by Tokyo Stock Exchange, Inc. and others. The new platform allows institutional investors sufficient time to thoroughly examine the propositions to be resolved at the meeting.

● Disclosing Various Information

The IR section of our corporate website provides various materials that may be useful in making investment decisions in a timely manner. These materials include financial results, *yukashoken houkokusho* (Japanese annual securities reports) and other Tokyo Stock Exchange filings as well as streaming and related documents of various meetings, and *Sustainability Reports.* Moreover, we provide our *Annual Report,* and *SC News,* our public relations news magazine and endeavor to ensure proactive disclosure.

● Investor Relations

In order to ensure direct communication with shareholders and other investors, we hold quarterly meetings attended by top management to provide information on our financial results for analysts and institutional investors. Also, we periodically visit the United States, the United Kingdom, and other countries in Europe and Asia to hold one-on-one meetings with investors in each region. In addition, in fiscal 2004 we began regularly holding meetings with individual investors in Japan. In fiscal 2007, we held such meetings in five cities, with a total of 1,400 individual investors attending.

While increasing management transparency, we aim to strengthen our relationships of trust with shareholders and investors.

While working to strengthen and enhance our corporate governance structure and systems, from the perspectives of "improving management efficiency" and "maintaining sound management," we will continue to further strengthen internal control programs, internal auditing, risk management, compliance, to further improve the effectiveness of internal control.

To maintain the trust of all stakeholders, the Sumitomo Corporation Group has been engaged in strengthening its internal controls in order to "improve the quality of business operation" on a global and consolidated basis. To this purpose, our Internal Control Program and internal audit are used in tandem and we are constructing a stronger internal control system.

## Internal Control Program

We believe that the constant monitoring and upgrading of the groupwide internal control system is indispensable to our sustained growth and development. Since 2005, we have expanded our Internal Control Program across the entire Group, being used as an important management tool.

### o Thorough Assessment of Our Internal Controls on a Global Consolidated Basis

It is essential that the Sumitomo Corporation Group maintains a uniform standard for the quality of business operations that applies irrespective of the business sector or geographical region where they take place. Moreover, such standards must meet the expectations of our stakeholders.

From this perspective, in July 2005, we compiled a checklist based on the COSO Framework,* which serves as an international standard for internal control. Using this checklist, we set about making a thorough assessment of the current status and effectiveness of our internal controls. The checklist covers 350 points pertaining to general operations that should be common across the Group, including risk management, accounting and financial controls and compliance.

We are undertaking assessments of more than 500 domestic and overseas operations with the aim of covering all Group operations, irrespective of industry field, region or size. The Planning and Administration Department in each Business Unit and other relevant departments are reviewing the assessment results while supporting the formulation, establishment, and implementation of necessary improvement measures.

*COSO Framework:The COSO Framework defines internal control as a process required for the achievement of three objectives: the reliability of financial reporting; effectiveness and efficiency of operations; and compliance with applicable laws and regulations. This definition was announced by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 1992.

### o Fulfillment of Legal Requirements

The new Japanese Company Law, which came into effect in May 2006, calls for companies to establish "systems ensuring that the execution of duties by directors conforms to legal regulations and their Articles of Incorporation as well as systems ensuring that business processes are handled appropriately." Having previously established various systems and frameworks, the Sumitomo Corporation Group already fulfills the requirements of the new Company Law.

Our Internal Control Program monitors these systems periodically and comprehensively to ensure that they are functioning adequately and makes any necessary improvements.

To comply with the internal control reporting rules stipulated in the Financial Instruments and Exchange Law, which took effect on April 1, 2008, we are tracking and evaluating our internal controls with regard to the reliability of financial reporting, as required by the law, through the effective application of Internal Control Program results and its promotion structure. Especially, we are evaluating in detail internal controls related to individual business processes at the approximately 30 companies we regard as significant business locations with a particularly large impact on our consolidated financial reporting. Through compliance with the law, we aim to further improve the quality of business operations throughout the Sumitomo Corporation Group.

## Internal Audit

Operating separately from the Internal Control Program, the Internal Auditing Department monitors Group operations from an independent third-party standpoint. Internal audits are constantly being performed at all organizations within our company and each and every consolidated subsidiary. In fiscal 2007, we undertook 125 audits in Japan and 45 overseas operations.

**In order to cope effectively with the diversifying risk environment, we have built a risk management framework, developing our risk management approach from a micro to a macro perspective, shifting our focus from "minimizing losses from individual transactions" to "maximizing corporate value." This framework is strongly linked to the management plan, playing a critical role in supporting the efficient management of our corporate resources.**

## The Purpose of Risk Management

In response to the shift of our risk management focus from "probability of losses" to "probability of discrepancy between the plan and the actual results," we have set the following three items as the purpose for our risk management activities.

1. **Stabilize Performance:** Minimize discrepancies between the plan and the actual results
2. **Strengthen Financial Base:** Maintain risk-adjusted assets within the buffer (shareholders' equity)
3. **Maintain Corporate Reputation:** Fulfill CSR requirements and preserve corporate reputation

## Risk Management Basic Policy

We classify our risks into two categories: Quantifiable risk and Non-quantifiable risk. Quantifiable risk is defined as "Value creating risk," where we proactively take to gain the return. Our policy is to maximize the risk-adjusted return while maintaining risk-adjusted assets within our buffer. Non-quantifiable risk is defined as "Value breaking risk," which only generates losses when it surfaces. We are building a framework that prevents or minimizes the probability of this risk to materialize.

## Risk Management Framework

### Managing Quantifiable Risk

O Managing Investment Risk

Once an investment is made, it is often difficult to make a withdrawal decision and the loss impact of the withdrawal is usually significant in scale. To manage the investment risk, we have in place an integrated framework covering the entry process to the exit process. For the entry process, we have set a hurdle rate, an indicator that returns from the new investments must overcome. In case of new investments that are large-scale important projects, the case will be raised before the Loan and Investment Committee for thorough examination. After making an investment, related business plans are thoroughly monitored. If the performance of an investment doesn't meet the standard, the investment is placed as an "Investment required to withdraw" according to our Exit Rule.

O Managing Credit Risks

We have incorporated our original credit rating model, the Sumisho Credit Rating (SCR), to assess our customer's credit risk. The authority level to provide credit exposure to customers depends on the assigned credit rating, and the risk weight ranging from 1.5% to 50% is set for each rating criteria. Higher ranked officers' approval is required to provide credit to lower credit profile customers, with larger risk-adjusted assets being calculated. This provides each Business Unit an incentive to reduce credit extended to customers with lower credit ratings.

O Managing Market Risks

We use Value at Risk (VaR) methodology to measure the potential losses related to any market traded products that we deal in. We set limits on trading positions as well as on the maximum losses (sums of the VaR amount and revaluation losses) for the interim and/or full year based on each product. In addition, we conduct liquidity risk management for each product and market in order to be prepared in the event that product dealing becomes difficult due to contracting liquidity. The Financial Resources Management Group undertakes both the back and middle office functions in order to completely separate those functions from the Business Units, thereby enabling us to maintain our sound internal checks.

### Managing Concentration Risks

As we are operating globally and engaging in a variety of business fields, we need to ensure that the risks are not excessively concentrated in particular areas. In order to avoid overly concentrated exposure in certain countries and regions, we have in place a country risk management system. For the purpose of avoiding risk concentration in particular business fields and to create a balanced business portfolio, thorough asset allocation is deliberated at the Strategy

Meeting, held between the President & CEO and heads of each Business Unit, and the Loan and Investment Committee.

### Managing Non-Quantifiable Risks

Non-quantifiable risks are those that must be borne, but for which we cannot expect returns. These include litigation and other legal risks, operational risks such as clerical mistakes or fraud acts, and natural disaster risk. Some of these risks involve events that rarely occur but could have a critical impact on our operations once they arise. Our basic policy is to prevent or minimize the probability of these risks to materialize. We have built a framework to periodically and comprehensively assess the effectiveness of our internal control system over these risks through our Internal Control Program, which enables us to monitor the situation on a global and consolidated basis. Based on the assessment result, we continuously search for a more efficient and effective organizational structure and procedures to improve the quality of our business operations.

### Embedding the Sense of Risk Management

Although we have been constructing the best possible risk management framework to cope with diversified risks, we cannot completely prevent the incurrence of loss in the course of business activities only by the framework itself. We are putting our efforts into implementing the initiatives that enable us to quickly identify the occurrence of losses in order to suppress loss accumulation and prevent the contagion effects that lead to secondary losses. These initiatives include devising ways to quickly identify the cause of losses and share such information among top management and related departments. We have compiled a database of such loss information that allows for the systematic analysis of the causes of loss-incurring events. These analyses are used as training materials for employees as part of various educational programs. Through this knowledge feedback process, individual employees can upgrade their risk management capabilities, supporting the prevention of the same kind of loss events.

### Eyeing the Future of Risk Management

Over the past decade, Sumitomo Corporation has created a formidable risk management framework by studying advanced methods and processes. Our goal was to implement the best practices in risk management while maintaining the flexibility to adapt to changes in the business environment. The surrounding environment is continually changing, however, and new business models that we could never have imagined are emerging on a daily basis. Responding to changing circumstances in a timely and effective manner, we continually upgrade our risk management under the direction of top management.



Quantifiable Risks
Investment risks
Credit risks
Market risks
Non-Quantifiable Risks
Legal risks
Fraud or illegal acts by management or employees
IT system management risks
ooo
Risk Management Framework
Investment Risks
Group management policy
Qualitative requirements applying to Group companies
ENTRY
MONITORING
EXIT
Investment entry standards (Hurdle Rate)
Loan and Investment Committee
"Value-Up Support" system
Investment exit standards (Exit Rule)
Credit Risks
Utilize the Sumisho Credit Rating (SCR) model across the Group
Periodically conduct back testing
Market Risks
Manage maximum losses based on Value at Risk (VaR) methodology
Conduct liquidity risk management
Separate and control front, middle and back office functions
Concentration Risks
Implement a country risk management system
Pursue risk-adjusted asset and portfolio management of individual business lines
Risk materialization
Database on the incidence of loss
Utilize experience
Improve operational quality
Internal Control Program
Education
Nine rules of trading risk management
Seven rules of investment
Various training materials / Review

# COMPLIANCE

Positioning legal and regulatory compliance as a basic premise for all corporate activity, Sumitomo Corporation is building a compliance structure in accordance with clearly defined policies. In maintaining strict adherence to this compliance structure, we are ensuring our existence as a going concern and securing our credibility and status.

## Policies and the Reporting Structure of Corporate Compliance

To promote compliance, Sumitomo Corporation established the Compliance Committee in November 2000 under the direct supervision of the President and CEO. Among its various duties, the Compliance Committee is responsible for the Company's *Compliance Manual,* first issued in April 2001 and revised in December 2003 and July 2005 and distributing it to all officers and employees. The *Compliance Manual* covers the following 19 Guiding Principles to ensure the Company's bottom line: "If there is even a trace of doubt, don't do it." It is our policy that employees should never risk transgression in pursuit of profit for the Company. If a potential compliance problem is detected, we continuously encourage our employees to report it to their supervisors or the relevant departments immediately, so that the best countermeasures can be implemented swiftly.

## Compliance Training and Education

Employees have access to the latest version of the *Compliance Manual* and other manuals detailing applicable laws and regulations on the Company's intranet. We also offer various training programs and educational activities on compliance, including: programs for specific groups, such as new employees, managers and corporate officers; seminars provided by each Business Unit; seminars targeted at all officers and employees; and seminars for overseas offices and Group companies. We also make use of various domestic and overseas conferences for compliance education. In fiscal 2007, 93 seminars and conferences on compliance were held for members of the Company and Group companies that approximately 5,400 people attended. In addition, in the fiscal years 2006 and 2007, Sumitomo Corporation held four e-learning compliance seminars which were open to employees from all levels.

## Speak-Up System

The "Speak-Up System" was established at the same time as the Compliance Committee. If an employee becomes aware of a possible compliance problem, he or she can pass the information along the chain of command. In addition, the Speak-Up System allows an individual to report a potential problem directly to the Compliance Committee. Outside legal counsel and our Corporate Auditors were included as additional points of contact within the Speak-Up System in August 2003. Although, in principle, reporting individuals are asked to identify themselves so that they may be updated on the outcome of their cases, Company rules state that both the identity of such individuals and the nature of the information provided are kept confidential, and that no negative repercussions will redound on the reporting employees due to such reporting. The Compliance Committee is responsible for handling all the information it receives in an appropriate manner. As of March 2008, similar systems have been implemented at approximately 130 domestic affiliates.

**Speak-Up System Diagram**



Compliance Committee
Investigation and appropriate response based on results
Legal Counsel
Corporate Auditors
Reporting Individual
Speak Up
Feedback


**Guiding Principles**

| Business Activities | Corporate Citizen as a Member of Society | Maintenance of a Good Working Environment | Personal Interest |
|---|---|---|---|
| • Observing Antimonopoly Laws<br>• Security Trade Control<br>• Customs/Controlled Items<br>• Compliance with Applicable Laws<br>• Respecting and Protecting Intellectual Property Rights<br>• Prohibition of Unfair Competition<br>• Information Management<br>• Preservation of the Environment<br>• Overseas Business Activities | • Prohibition on Giving Bribes<br>• Prevention of Unlawful Payments to Foreign Governmental Officials<br>• Political Contributions<br>• Confrontation with Antisocial Forces | • Respect for Human Rights*<br>• Prohibition of Sexual Harassment<br>• Prohibition on Abuse of Authority<br><br>*Based on the Universal Declaration of Human Rights. | • Insider Trading<br>• Conflict of Interest<br>• Proper Use of Information Systems |

The Sumitomo Corporation Group bases its business operation standards on the Sumitomo Business Spirit and, in the context of this philosophy, there is a saying: "Profit for self and others; private and public interests are one and the same." To follow this idea, the successive leaders of Sumitomo have consistently emphasized that "Sumitomo's business is for the profit of Sumitomo and at the same time for the profit of the community and the country" and "we must not be blinded by profit seeking but always try to have a balance between profits and public benefits." This is the essence of Corporate Social Responsibility and we recognize and nurture this Sumitomo Business Spirit as our corporate DNA.

## Environmental Initiatives

The Sumitomo Corporation Group recognizes that environmental issues are global long-term concerns that will affect future generations. Through sound business activities, we are striving to achieve sustainable development characterized by the symbiosis between social and economic progress with environmental preservation. With this as its basic policy, the Sumitomo Corporation Group promotes environmental management in its commercial trading, business development and investment activities in line with the guidelines stated below.

### Sumitomo Corporation Group Environmental Policy

Our environmental policy is as follows.

**I. Basic Policy**
The Sumitomo Corporation Group recognizes that environmental issues are global in scale and that they are long-range concerns affecting future generations. As a global organization, the Sumitomo Corporation Group, through sound business activities, will strive to achieve sustainable development aimed at symbiosis between social and economic progress and environmental preservation.

**II. Basic Guidelines**
In pursuing its diversified business activities both within Japan and overseas, the Sumitomo Corporation Group shall comply with the following guidelines, and, through cooperation between its Group companies, work to achieve the aims of its basic environmental policy.

1. **Basic stance with regard to the environment:**
   To attach great importance to protecting the global environment as a good corporate citizen in keeping with the Sumitomo Corporation's Activity Guidelines
2. **Compliance with environmental legislation:**
   To strictly observe legislation related to environmental matters not only in Japan but also overseas and abide by any agreements undertaken by the Group companies
3. **Caring for the natural environment:**
   To protect the natural environment and preserve biodiversity
4. **Efficient use of resources and energy:**
   To be mindful of the finite availability of resources and energy and strive to use them both efficiently and effectively
5. **Contributing to the building of a recycling-oriented society:**
   To endeavor to help build a recycling-oriented society by reducing waste, and reusing and recycling resources
6. **Promotion of businesses that contribute to environmental preservation:**
   To utilize our integrated corporate strength to promote businesses and projects, which contribute to environmental preservation and reduction of the impact of society on the natural environment
7. **Establishment of environmental management:**
   To use an environmental management system to prevent environmental pollution and set environmental objectives and targets which are regularly reviewed and continuously upgraded
8. **Disclosure of the Environmental Policy:**
   To communicate this Environmental Policy to all people who are working for or on behalf of the Sumitomo Corporation Group, as well as disclosing it externally

### Expanding the Supply of Renewable Energy



We are working to expand the supply of such environment-friendly renewable energy as solar power, wind power, hydropower, wave power and geothermal energy. As a new undertaking, we are launching a solar power generation project in Tenerife, part of the autonomous community of the Canary Islands of Spain. This project, with a rated power output of 9,000 kW, is one of the largest solar power generation projects ever led by a Japanese company.

The Canary Islands are a popular winter resort destination for Europeans, and tourism is the main source of income. However, to protect environmental resources, the building of large-scale fossil fuel power plants has been limited and the installation of wind and solar power generation systems is being actively promoted. By using this solar power generation system, which will boast a rated output of 9,000 kW, rather than an equivalent coal-fueled thermal power plant, the Canary Islands will be spared of about 7,200 tons per year in $CO_2$ emissions, or about 180,000 tons over the project period of 25 years.

**Sustainability Report**
For details on our environmental initiatives and social contributions, please refer to our Sustainability Report. The report is available on our website:
**http://www.sumitomocorp.co.jp/english/society/report.html**

## Safety Management

The Sumitomo Corporation Group puts "safety first" in its business.

Each Business Unit has its own independent Safety Management Committee, and these committees have measures in place together with Group subsidiaries and associated companies in Japan and overseas to ensure safety and prevent accidents.

### Initiatives to Enhance Safety Awareness and Prevent Accidents

In the Metal Products Business Unit, all subsidiaries and associated companies document their safety activities in accordance with the Group's Safety Manual, Safety and Hygiene Management Guidelines, and Work handbooks, and every employee is appropriately trained on safety in the workplace. This vigilance helps prevent accidents before they happen.

In our Tubular Products Group's Supply Chain Management operations at such sites as Norway and Azerbaijan, Group companies assess operations together with customers and subcontractors to create safe work environments and procedures designed to minimize the risk of accidents for all involved.

We strive on a daily basis to continuously raise safety awareness among Sumitomo employees and our contractors.



Inventory operation yard in Azerbaijan

## Philanthropy

The Sumitomo Corporation Group promotes "contributing to society as a good corporate citizen" in its Activity Guidelines. In addition, we have set out the Principles and Policies of Social Contributions outlined below. We not only contribute to society through our business activities, but also proactively engage in various philanthropic activities in our capacity as a corporate citizen.

### Cleaning Up Around Triton Square

As a part of our training program for new employees who joined us in April 2008, we pursued a campaign to clean up the Harumi and Tsukishima areas of Tokyo. The aim of employee training this year was to convey the importance of "taking action on your own initiative" and "showing consideration for other people." The clean-up activities provided a perfect opportunity for employees to think about these themes.

Efforts such as these to contribute to local communities as a corporation and as individuals are an ongoing commitment that produces tangible results. We will continue these efforts in the future.



All 208 new graduate employees took part in cleanup activities.

### Sumitomo Corporation's Principles and Policies of Social Contributions

**Principles**

Corporations and their employees are now required to make positive contributions to society, if they are to be considered good corporate citizens in the global community. Sumitomo Corporation, as one of its corporate management principles, promotes social contribution activities at a company level, as well as at an individual employee.

**Policies**

Fields

1) Supporting lifelong education
2) Supporting the development of mentally and physically sound social environments
3) Cooperating with local communities

Action Principles

1) Social contribution activities must be independent from business activities.
2) Social contribution activities must not support specific individuals.
3) Social contribution activities must not involve any religious activities.

Individual Principles

1) Positively and continuously take part in activities
2) Take global-minded actions
3) Take actions with a view to touching people's heart

# DIRECTORS AND CORPORATE AUDITORS

(As of July 1, 2008)



Nobuhide Nakaido
Executive Vice President

Noriaki Shimazaki
Executive Vice President

Motoyuki Oka
Chairman of
the Board of Directors

Susumu Kato
President and CEO

## DIRECTORS AND CORPORATE AUDITORS

Chairman of
the Board of Directors
Motoyuki Oka

President and CEO
Susumu Kato

Director
Noriaki Shimazaki

Director
Nobuhide Nakaido

Director
Iwao Okamoto

Director
Makoto Shibahara

Director
Shuichi Mori

Director
Kazuo Ohmori

Director
Shunichi Arai

Director
Takahiro Moriyama

Director
Takashi Kano

Director
Yoshio Osawa

Standing Corporate Auditor
(Full-Time)
Shigemi Hiranuma

Corporate Auditor
(Full-Time)
Tetsuro Fukumoto

Corporate Auditor
(Lawyer)
Itsuo Sonobe*

Corporate Auditor
(Lawyer)
Akio Harada*

Corporate Auditor
(Certified Public Accountant)
Tsuguoki Fujinuma*

Notes: 1. All Directors are Representative Directors.
2. Outside Corporate Auditors are indicated by an asterisk (*).

## EXECUTIVE OFFICERS

### President and CEO

**Susumu Kato**

### Executive Vice Presidents

**Noriaki Shimazaki**
Responsible for Human Resources, General Affairs & Legal Group
Responsible for Financial Resources Management Group

**Nobuhide Nakaido**
Responsible for Corporate Planning & Coordination Group

### Senior Managing Executive Officers

**Michio Ogimura**
General Manager for Asia
President and CEO, Sumitomo Corporation Asia Pte. Ltd.

**Michihisa Shinagawa**
General Manager for the Americas
President and CEO, Sumitomo Corporation of America

**Iwao Okamoto**
General Manager, Mineral Resources & Energy Business Unit

**Makoto Shibahara**
General Manager, Financial & Logistics Business Unit

**Shuichi Mori**
General Manager, Chemical & Electronics Business Unit

**Kazuo Ohmori**
General Manager, Transportation & Construction Systems Business Unit

**Shunichi Arai**
General Manager, Metal Products Business Unit

**Nobuo Kitagawa**
General Manager for China
CEO, Sumitomo Corporation (China) Group
President and CEO, Sumitomo Corporation (China) Holding Ltd.

### Managing Executive Officers

**Yoshi Morimoto**
General Manager, Kansai Regional Business Unit

**Kentaro Ishimoto**
Assistant General Manager, General Products & Real Estate Business Unit
General Manager, Food Business Division

**Kenji Kajiwara**
General Manager, Chubu Regional Business Unit

**Makoto Sato**
Assistant General Manager, Transportation & Construction Systems Business Unit
General Manager, Automotive Division, No. 1

**Toyosaku Hamada**
General Manager, Financial Resources Management Group

**Takahiro Moriyama**
General Manager, Infrastructure Business Unit

**Ichiro Miura**
Responsible for Internal Auditing Department
Senior Assistant to Executive Vice President, Responsible for Corporate Planning & Coordination Group

**Takashi Kano**
General Manager, General Products & Real Estate Business Unit

**Kuniharu Nakamura**
General Manager, Corporate Planning & Coordination Group

**Shinichi Sasaki**
General Manager for Europe
CEO, Sumitomo Corporation Europe Group
President and CEO, Sumitomo Corporation Europe Holding Limited
President and CEO, Sumitomo Corporation Europe Limited

**Takuro Kawahara**
General Manager, Human Resources, General Affairs & Legal Group

**Yoshio Osawa**
General Manager, Media, Network & Lifestyle Retail Business Unit

### Executive Officers

**Kazuhisa Togashi**
General Manager, Iron & Steel Division, No. 2

**Kazuhiro Takeuchi**
General Manager, Corporate Planning & Coordination Department

**Shinichi Ishida**
General Manager, Construction & Mining Systems Division

**Takafumi Sone**
General Manager, Telecommunication, Environment & Industrial Infrastructure Business Division

**Makoto Nakamura**
General Manager, Planning & Administration Department, Media, Network & Lifestyle Retail Business Unit

**Naoki Hidaka**
General Manager, Metal Products for Automotive Industries Division

**Shigeru Ohashi**
General Manager, Lifestyle & Retail Business Division

**Yasuo Kumagai**
General Manager, Materials & Supplies Division

**Masayuki Doi**
Assistant General Manager for Asia
President and CEO, PT. Sumitomo Indonesia

**Toru Furihata**
General Manager, Mineral Resources Division No. 2

**Hiroyuki Inohara**
Assistant General Manager, Financial Resources Management Group
General Manager, Finance Department

**Masaru Nakamura**
General Manager, Tubular Products Division

**Kohei Hirao**
General Manager, Power & Social Infrastructure Business Division



# ORGANIZATION

(As of July 1, 2008)

- General Meeting of Shareholders
  - Board of Corporate Auditors
    - Corporate Auditors
      - Corporate Auditor's Administration Dept.
  - Board of Directors
    - President and CEO Executive Officers

## CORPORATE GROUP

- Internal Auditing Dept.
- Corporate Planning & Coordination Group
- Human Resources, General Affairs & Legal Group
- Financial Resources Management Group

## BUSINESS UNITS

**Metal Products Business Unit**
- Planning & Administration Dept., Metal Products Business Unit
- Business Execution Dept., Metal Products Business Unit
- Iron & Steel Division, No.1
- Iron & Steel Division, No.2
- Iron & Steel Division, No.3
- Tubular Products Division
- Metal Products for Automotive Industries Division
- Non-Ferrous Products & Metals Division

**Transportation & Construction Systems Business Unit**
- Planning & Administration Dept., Transportation & Construction Systems Business Unit
- Ship, Aerospace & Transportation Systems Division
- Automotive Division, No.1
- Automotive Division, No.2
- Construction & Mining Systems Division

**Infrastructure Business Unit**
- Planning & Administration Dept., Infrastructure Business Unit
- Telecommunication, Environment & Industrial Infrastructure Business Division
- Power & Social Infrastructure Business Division

**Media, Network & Lifestyle Retail Business Unit**
- Planning & Administration Dept., Media, Network & Lifestyle Retail Business Unit
- Media Division
- Network Division
- Lifestyle & Retail Business Division

**Chemical & Electronics Business Unit**
- Planning & Administration Dept., Chemical & Electronics Business Unit
- Basic Chemicals Division
- Electronics Business Division
- Life Science Division

**Mineral Resources & Energy Business Unit**
- Planning & Administration Dept., Mineral Resources & Energy Business Unit
- Mineral Resources & Energy Business Development Dept.
- Mineral Resources Division No.1
- Mineral Resources Division No.2
- Energy Division

**General Products & Real Estate Business Unit**
- Planning & Administration Dept., General Products & Real Estate Business Unit
- Food Business Division
- Materials & Supplies Division
- Construction & Real Estate Division
- General Construction Development & Coordination Dept.

**Financial & Logistics Business Unit**
- Planning & Administration Dept., Financial & Logistics Business Unit
- Financial Service Division
- Logistics & Insurance Business Division

| JAPAN | | OVERSEAS | |
|---|---|---|---|
| 3 | Subsidiaries | 40 | Subsidiaries |
| 3 | Regional Business Units | 3 | Branches |
| 2 | Offices | 45 | Offices |

## REGIONAL BUSINESS UNITS AND SUBSIDIARIES

(As of July 1, 2008)

| Region | Name of Regional Business Unit or Subsidiary | Location |
|---|---|---|
| **Japan** | Kansai Regional Business Unit | Osaka |
| | Chubu Regional Business Unit | Nagoya |
| | Kyushu-Okinawa Regional Business Unit/ Sumitomo Corporation Kyushu Co., Ltd. | Fukuoka |
| | Sumitomo Corporation Hokkaido Co., Ltd. | Sapporo |
| | Sumitomo Corporation Tohoku Co., Ltd. | Sendai |
| **Asia** | Sumitomo Corporation (China) Holding Ltd. | Beijing |
| | Sumitomo Corporation (China) Limited | Beijing |
| | Sumitomo Corporation (Shanghai) Limited | Shanghai |
| | Sumitomo Corporation (Tianjin) Ltd. | Tianjin |
| | Sumitomo Corporation (Dalian) Ltd. | Dalian |
| | Sumitomo Corporation (Qingdao) Ltd. | Qingdao |
| | Sumitomo Corporation (Guangzhou) Ltd. | Guangzhou |
| | Shenzhen Sumitomo Corporation Ltd. | Shenzhen |
| | Sumitomo Corporation (Hong Kong) Limited | Hong Kong |
| | Sumitomo Corporation Taiwan Ltd. | Taipei |
| | Sumitomo Corporation Korea Ltd. | Seoul |
| | Sumitomo Corporation Asia Pte. Ltd. | Singapore |
| | Sumitomo Corporation Thailand, Ltd./ Sumi-Thai International Limited | Bangkok |
| | Sumur Cahaya Sdn. Bhd. | Kuala Lumpur |
| | PT. Sumitomo Indonesia | Jakarta |
| | Sumitomo Corporation Vietnam LLC | Hanoi |
| | Sumitomo Corporation India Private Limited | New Delhi |
| **The Middle East** | Sumitomo Corporation M.E. FZ-LLC | Dubai |
| | Sumitomo Corporation Iran, Ltd. | Teheran |
| | Sumitomo Corporation Dis Ticaret A.S. | Istanbul |
| **Europe** | SUMITRADE | Moscow |
| | Sumitomo Corporation Europe Holding Limited | London |
| | Sumitomo Corporation Europe Limited | London |
| | Sumitomo Corporation Italia S.p.A. | Milan |
| | Sumitomo Corporation Hellas S.A. | Athens |
| | Sumitomo Corporation España S.A. | Madrid |
| | Sumitomo Deutschland GmbH | Dusseldorf |
| | Sumitomo France S.A.S. | Paris |
| | Sumitomo Benelux S.A./N.V. | Brussels |
| **North America** | Sumitomo Canada Limited | Toronto |
| | Sumitomo Corporation of America | New York |
| **Central America and South America** | Sumitomo Corporation de Mexico S.A. de C.V. | Mexico City |
| | Sumitomo Corporation del Ecuador S.A. | Quito |
| | Sumitomo Corporation de Venezuela, S.A. | Caracas |
| | Sumitomo Corporation Colombia S.A. | Bogota |
| | Sumitomo Corporation del Peru S.A. | Lima |
| | Sumitomo Corporation Argentina S.A. | Buenos Aires |
| | Sumitomo Corporation (Chile) Limitada | Santiago |
| | Sumitomo Corporation do Brasil S.A. | Sao Paulo |
| **Oceania** | Sumitomo Australia Pty Ltd | Sydney |

# PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES

(As of March 31, 2008)

| | | Ownership of Voting Shares (%) | Main Business |
|---|---|---|---|
| **Metal Products Business Unit** | | | |
| Japan | Alcut Co., Ltd. | 85.00 | Shearing, slitting, and blanking of aluminum coils, sheets, and circles |
| | Hokkaido Shearing Kaisha, Ltd. | 100.00 | Fabrication and sale of steel products |
| | Ishihara Kohtetu Co., Ltd | 81.00 | Stock, sale, and processing of tool steel |
| | KS Summit Steel Co., Ltd. | 62.60 | Steel service center (processing and sale of steel sheets) |
| | Mazda Steel Co., Ltd. | 51.00 | Shearing, slitting, and blanking of steel sheets |
| | SC Tubulars Co., Ltd. | 100.00 | Sale of specialty tubular products |
| | Sofuku-koki Co., Ltd. | 100.00 | Manufacture and sale of steel racks |
| | Sumisho Metalex Corporation | 100.00 | Sale of non-ferrous metal products, materials for home heat solution |
| | Sumisho Pipe and Steel Co., Ltd. | 100.00 | Sale of steel piping and other steel products |
| | Sumisho Speciality Steel Corporation | 87.36 | Stock, sale, and processing of specialty steel |
| | Sumisho Tekko Hanbai Co., Ltd. | 100.00 | Sale of steel products |
| | Summit Showa Aluminum Ltd. | 65.75 | Production of aluminum alloy ingots |
| | Summit Steel Corporation | 100.00 | Sale of steel sheets |
| | Summit Steel Oita | 100.00 | Steel service center (processing and sale of steel sheets) |
| | Tanimoto Steel Corporation | 100.00 | Shearing, slitting, and sale of steel plates |
| | Yamamura Manufacturing Co., Ltd. | 100.00 | Steel service center (processing and sale of steel sheets) |
| Asia | Dalian Summit Metal Products Co., Ltd. (China) | 100.00 | Shearing, slitting, and sale of steel plates |
| | Dong Guan Nitec Metal Processing Co., Ltd. (China) | 100.00 | Shearing, slitting, and sale of steel plates |
| | Dong Guan S.Y. Metal Ltd. (China) | 80.00 | Shearing, slitting, and sale of steel plates |
| | Foshan Summit Nikka Mold & Metal Products Co., Ltd. (China) | 100.00 | Stock, sale, and processing of tool steel |
| | Hangzhou Summit Metal Products Co., Ltd. (China) | 100.00 | Shearing, slitting, and sale of steel plates |
| | Shanghai Hi-Tec Metal Products Co., Ltd. (China) | 90.00 | Manufacture and sale of metal-processing products |
| | Shanghai Nikka Metal Products Co., Ltd. (China) | 81.01 | Stock, sale, and processing of tool steel |
| | Shanghai Summit Metal Products Co., Ltd. (China) | 80.00 | Shearing, slitting, and sale of steel plates |
| | Tianjin Hua Zhu Metal Products Co., Ltd. (China) | 68.11 | Shearing, slitting, and sale of steel plates |
| | Wuxi Meifeng Metal Products Co., Ltd. (China) | 100.00 | Shearing, slitting, and sale of steel plates |
| | Zhongshan Nomura Steel Products Co., Ltd. (China) | 100.00 | Shearing, slitting, and sale of steel plates |
| | P.T. Super Steel Indah (Indonesia) | 49.95 | Shearing, slitting, and sale of steel plates |
| | P.T. Super Steel Karawang (Indonesia) | 79.86 | Shearing, slitting, and sale of steel plates |
| | Steel Centre Malaysia Sdn. Bhd. (Malaysia) | 70.00 | Shearing, slitting, and sale of steel plates |
| | Sumiputeh Steel Centre Sdn. Bhd. (Malaysia) | 48.50 | Shearing, slitting, and sale of steel plates |
| | Calamba Steel Center Inc. (Philippines) | 100.00 | Shearing, slitting, and sale of steel plates |
| | Mactan Steel Center Inc. (Philippines) | 100.00 | Shearing, slitting, and sale of steel plates |
| | Asian Steel Company Ltd. (Singapore) | 100.00 | Shearing, slitting, and sale of steel plates |
| | Mason Metal Industry Co., Ltd. (Taiwan) | 99.99 | Shearing, slitting, and sale of steel plates |
| | CS Metal Co., Ltd. (Thailand) | 49.00 | Shearing, slitting, and sale of steel plates |
| | CS Non-Ferrous Center Co., Ltd. (Thailand) | 45.00 | Shearing, slitting, and sale of non-ferrous metal sheets |
| | Thai Special Wire Co., Ltd. (Thailand) | 73.50 | Manufacture and sale of PC wires and strands |
| | Thai Steel Service Center Ltd. (Thailand) | 100.00 | Shearing, slitting, and sale of steel plates |
| | Danang Steel Center Co., Ltd. (Vietnam) | 100.00 | Shearing, slitting, and sale of steel plates |
| | Hanoi Steel Center Co., Ltd. (Vietnam) | 100.00 | Shearing, slitting, and sale of steel plates |
| | Saigon Steel Service & Processing Co. (Vietnam) | 50.00 | Shearing, slitting, and sale of steel plates |
| The Middle East | Mezon Stainless Steel FZCO (UAE) | 80.00 | Sale of stainless pipes, fittings, flanges and steel plates |
| | Summit Steel (M.E.) FZCO (UAE) | 100.00 | Trade of various steel products, steel service center, sale of flat steel products |
| Europe | Steel Center Europe, s.r.o. (Czech) | 50.00 | Shearing, slitting, and sale of steel plates |
| The Americas | Servilamina Summit Mexicana S.A. de C.V. (Mexico) | 100.00 | Steel service center (processing and sale of steel sheets) |
| | AB Tube Processing, Inc. (U.S.) | 100.00 | Tube processing for airbag inflators |
| | Arkansas Steel Associates LLC (U.S.) | 50.00 | Steel mini mill (manufacture of railroad tie plates) |
| | SC Pipe Services Inc. (U.S.) | 100.00 | Investment in pipe manufacturing and sales company in the U.S. |
| | Summit Stainless Steel LLC (U.S.) | 100.00 | Sales of stainless steel products |
| Oceania | SC Metal Pty. Ltd. (Australia) | 100.00 | Investment in aluminum smelting operation in Australia |

| | | Ownership of Voting Shares (%) | Main Business |
|---|---|---|---|
| **Transportation & Construction Systems Business Unit** | | | |
| **Japan** | Oshima Shipbuilding Co., Ltd. | 34.11 | Shipbuilding |
| | KIRIU Corporation | 98.56 | Automotive components manufacturer (disc rotors, brake drums, etc.) |
| | SC-ABeam Automotive Consulting | 80.00 | Automotive industry focused consulting |
| | SC Automotive Investment | 100.00 | Automotive related investment fund operation and management |
| | Sumisho Aero-Systems Corporation | 100.00 | Sale of aerospace equipment |
| | Sumitomo Mitsui Auto Service Company, Limited | 60.00 | Leasing of motor vehicles |
| | Sumisho Machinery Trade Corporation | 100.00 | Trading of machinery, equipment and automobiles |
| | Sumisho Marine Co., Ltd. | 100.00 | Ship related operational services |
| | Sumisho Rental Support Corporation | 100.00 | Rental of aerial work platforms, temporary housing house, hydraulic excavator, attachment, etc. |
| **Asia** | SC Construction Machinery (Shanghai) Corporation (China) | 100.00 | Sale, rental, other services of construction equipment |
| | Shanghai Baosteel Summit Auto Trading Co., Ltd. (China) | 49.00 | Dealership of motor vehicles |
| | Swaraj Mazda Limited (India) | 39.48 | Commercial vehicle manufacturer |
| | P.T. Oto Multiartha (Indonesia) | 80.30 | Financing of motor vehicles |
| | P.T. Summit Oto Finance (Indonesia) | 99.51 | Financing of motor vehicles |
| | P.T. Traktor Nusantara (Indonesia) | 50.00 | Forklift hire/rental, and sale/service for forklift, farm tractor and industrial equipment |
| | Summit Auto Management (Thailand) | 100.00 | Holding and management company of automotive dealership and finance companies |
| | Summit Capital Leasing Co., Ltd. (Thailand) | 100.00 | Financing of motor vehicles |
| | Toyota Giai Phong Company (Vietnam) | 49.00 | Dealership of Toyota motor vehicles |
| | Toyota Ly Thuong Kiet (Vietnam) | 100.00 | Dealership of Toyota motor vehicles |
| **The Middle East** | Summit Auto Trade Facilities (Jordan) | 60.00 | Financing of motor vehicles |
| | Nissan Otomotiv A.S. (Turkey) | 99.29 | Import and sale of Nissan motor vehicles |
| | Sumisatt International FZCO (UAE) | 100.00 | Sale of construction equipment |
| **Europe** | Summit Auto Poland Sp. z.o.o. (Poland) | 100.00 | Dealership of Honda motor vehicles |
| | Summit Motors Poland Sp. z.o.o. (Poland) | 100.00 | Dealership of Ford motor vehicles |
| | Sumitec International, Ltd. (Russia) | 100.00 | Sale and aftersales service of construction, mining and material handling equipment |
| | Summit Motors (Vladivostok) (Russia) | 100.00 | Import and sale of Toyota motor vehicles and parts |
| | Summit Finance Slovakia s.r.o. (Slovakia) | 100.00 | Financing of motor vehicles |
| | Summit Motors Slovakia s.r.o. (Slovakia) | 100.00 | Import and sale of Ford motor vehicles |
| | Summit Leasing Slovenija d.o.o. (Slovenia) | 100.00 | Financing of motor vehicles and dealership |
| | Summit motors Ljubljana d.o.o. (Slovenia) | 100.00 | Import and sale of Ford motor vehicles |
| | Tecnosumit (Tecnologia para La Construccion y Mineria S.L.) (Spain) | 100.00 | Holding and management company of Komatsu distributor and other business |
| | Toyota Canarias, S.A. (Canary Islands, Spain) | 80.00 | Import and wholesale of Toyota motor vehicles and parts |
| | SC Motors Sweden AB (Sweden) | 100.00 | Management company of automotive distributorship and finance company, and wholesale of parts and accessories |
| | Toyota Ukraine (Ukraine) | 100.00 | Import, wholesale and retail sales of Toyota motor vehicles and parts |
| **The Americas** | SMS Construction and Mining Systems Inc. (Canada) | 100.00 | Sale, rental and other services of construction and mining equipment |
| | Plaza Motors Corporation (Puerto Rico) | 100.00 | Import and sale of Mazda motor vehicles |
| | Linder Industrial Machinery Company (U.S.) | 100.00 | Sale of Komatsu construction equipment |
| | SMS International Corporation (U.S.) | 100.00 | Management and financial services for Komatsu construction equipment dealership |
| **Oceania** | Red Australia Equipment Pty Limited (Australia) | 100.00 | Sale, hire and service for forklift and other material handling equipment |
| | Summit Auto Lease Australia Pty Limited (Australia) | 100.00 | Motor vehicle leasing to corporate customers |
| | Summit Investment Australia Pty Limited (Australia) | 100.00 | Holding and management company of automotive dealership and leasing companies |
| **Infrastructure Business Unit** | | | |
| **Japan** | Hokkaido District Heating Co., Ltd. | 45.63 | District heating in Sapporo |
| | Inamoto Manufacturing Co., Ltd. | 93.32 | Manufacture and sale of industrial washing machines |
| | SC Hiroshima Energy Corporation | 95.00 | Electricity and Steam Supply for Hiroshima ELPIDA Memory (Energy Service Provider) |
| | Sumisho Inax Corporation | 97.44 | Sale and maintenance of industrial washing machines |
| | Sumisho Machinery Trade Corporation | 100.00 | Trading of machinery, equipment and automobiles in Japan |
| | Sumitomo Shoji Machinex Co., Ltd. | 100.00 | Sale of machinery and equipment |

| | | Ownership of Voting Shares (%) | Main Business |
|---|---|---|---|
| | Summit Energy Holdings Corporation | 100.00 | Planning, development and operation of business in electric power and energy field |
| | Summit Power Holdings Limited | 100.00 | Planning, development and operation of electric power |
| Asia | MobiCom Corporation (Mongolia) | 33.98 | Integrated telecommunication service in Mongolia |
| | Summit Sunrise Energy Co., Ltd. (Thailand) | 100.00 | Development, ownership and management of power plant in Thailand |
| | Mekong Energy Company Ltd. (Vietnam) | 28.13 | Power generation and supply of electricity in Vietnam |
| The Middle East | Hidd Power Company (Bahrain) | 30.00 | Power generation and sea water desalination project company in Bahrain |
| | Birecik Baraj Ve Hydroelektrik Santrali Tesis Ve Isletme A.S. (Turkey) | 30.50 | Hydraulic power generation and supply of electricity in Turkey |
| Europe | CBK Netherlands Holdings B.V. (Netherlands) | 50.00 | Holding Company of CBK Power Company Ltd, which operates Hydraulic Power Plant in Philippines |
| The Americas | Perennial Power Holdings Inc. (U.S.) | 100.00 | Development, ownership and management of power plant in the U.S. |
| **○Media, Network & Lifestyle Retail Business Unit** | | | |
| Japan | AJCC Corporation | 57.50 | Leasing of CATV equipment (set top box, etc.) |
| | Asmik Ace Entertainment Inc. | 76.59 | Production, distribution and sale of movies and videos |
| | Barneys Japan Co., Ltd. | 50.00 | Import and sale of apparel, accessories, cosmetics, and goods |
| | Europa Corp. Japan, Inc. | 45.00 | Production, sale, import and export of movies and videos |
| | Feedpath, Inc. | 35.07 | SaaS (software as a service) provider for enterprise customers |
| | G-Plan Inc. | 64.28 | Point exchange service and advertising on the Internet |
| | Jupiter Shop Channel Co., Ltd. | 70.00 | Operation of TV shopping channel |
| | Jupiter Telecommunications Co., Ltd. | 27.76 | Operation of multiple cable TV systems (MSO) and channels (MCO) |
| | Mammy Mart Corporation | 20.05 | Supermarket chain |
| | Montrive Corporation | 100.00 | Sole import, designing and sale of the luxury line of chenille fabrics, "FEILER" |
| | MS Communications Co., Ltd. | 50.00 | Sale of cellular phones and fixed line telecommunication services |
| | Naracamicie Co., Ltd. | 100.00 | Sale, import and design of women's apparel and accessories, "NARA CAMICIE" |
| | Nissho Electronics Corporation | 21.22 | Sale and support of computer software and hardware; system integration |
| | Salotto Inc. | 30.00 | Production, import, and sale of women's apparel and accessories |
| | SC Media & Commerce Inc. | 100.00 | Management and operation of programming services and TV shopping channel |
| | Soukai Drug Co., Ltd. | 64.29 | Internet drugstore |
| | Sumisho Computer Systems Corporation | 59.09 | System Integration; data processing services; development and sale of computer software and hardware |
| | Sumisho Drugstores Inc. | 100.00 | Drugstore chain |
| | Sumisho Interior International Inc. | 100.00 | Space & interior designing and installation, import, export and sale of consumer goods, such as furniture and carpet for residential and contract use |
| | Sumitex International Co., Ltd | 100.00 | Production and sale of textile products and materials |
| | Summit, Inc. | 100.00 | Supermarket chain |
| | Summit Colmo, Inc. | 100.00 | General merchandise store chain |
| | United Cinemas Co., Ltd. | 99.00 | Development and operation of multiplex cinema theaters |
| | WAMINET Japan K.K. | 63.51 | Data transfer and storage services for video, music and image sources |
| Asia | Sumitex Hong Kong Limited (Hong Kong) | 100.00 | Sale of textile products and materials |
| The Americas | PRESIDIO STX, LLC (U.S.) | 100.00 | Investment in IT ventures and sale of computer hardware and software |
| **○Chemical & Electronics Business Unit** | | | |
| Japan | Medisa Shinyaku Inc. | 35.00 | Manufacturing and sale of generic pharmaceuticals |
| | Soda Ash Japan Co., Ltd. | 100.00 | Sale of soda ash from the United States |
| | Sumitomo Shoji Chemicals Co., Ltd. | 100.00 | Sale and trade of chemicals and plastics |
| | Sumitronics Corporation | 100.00 | Electronics Manufacturing Service and sale of electronics products and parts |
| | Summit Agro International, Ltd. | 100.00 | Development and sales of crop protection products, house hold insecticides and pet-care products |
| | Summit Pharmaceuticals International Corporation | 100.00 | Drug discovery services, pharmaceutical development, and supply of active pharmaceutical ingredients, intermediates and formulations |
| Asia | New Port Bulk Terminal Sdn. Bhd. (Malaysia) | 70.00 | Storage, transportation, and sale of liquid chemicals |

| | | Ownership of Voting Shares (%) | Main Business |
|---|---|---|---|
| | Technoclean Philippines, Inc. (Philippines) | 100.00 | Precision cleaning service for HDD parts and clean room garments, and sale of electronics materials and parts |
| | Sumitronics Taiwan Co., Ltd. (Taiwan) | 100.00 | Sale of electronics materials and parts |
| **Europe** | Interacid Trading S.A. (Switzerland) | 100.00 | International trade of sulfur and sulfuric acid |
| | Summit Agro Europe Ltd. (U.K.) | 100.00 | Investment in agricultural chemicals in Europe |
| **The Americas** | Cantex Inc. (U.S.) | 100.00 | Manufacture and sale of polyvinyl chloride pipes |
| | Summit Petrochemical Trading Inc. (U.S.) | 90.30 | Sale and trade of Aromatics Products |
| | Summit VetPharm, LLC (U.S.) | 100.00 | Manufacturing and sale of companion animal health products |
| | The Hartz Mountain Corporation (U.S.) (From June 2008) | 100.00 | Manufacturing, distribution, and sales of pet care products |
| **Oceania** | Tasmanian Advanced Minerals Pty. Ltd. (Australia) | 80.00 | Production and sale of high purity silica powder |

## ○Mineral Resources & Energy Business Unit

| | | | |
|---|---|---|---|
| **Japan** | LNG Japan Corporation | 50.00 | Trading of LNG, investment and financing related to LNG business |
| | Nusa Tenggara Mining Corporation | 74.28 | Investment in and financing of the Batu Hijau copper/gold mine development project in Indonesia |
| | Osakagas Summit Resources Co., Ltd. | 30.00 | Exploration, development, production and sale of and investment in oil and natural gas |
| | Enessance Holdings Co., Ltd. (From July 2008) | 49.00 | Planning strategy of LPG & home solution business, controlling its subsidiaries, and LPG wholesale |
| | Summit CRM, Ltd. | 100.00 | Trading of carbon-related materials (coke, etc.), refractories and ferrous raw materials |
| **Asia** | Petro Summit Pte. Ltd. (Singapore) | 100.00 | International trade of crude oil and petroleum products |
| **Europe** | Appak LLP (Kazakhstan) | 25.00 | Development of uranium mine in Kazakhstan and production/sale of uranium ore concentrates |
| | SMM Cerro Verde Netherlands B.V. (Netherlands) | 20.00 | Investment in the Cerro Verde copper mine in Peru |
| | Petro Summit Investment U.K. Limited (U.K.) | 100.00 | Exploration, development, production and sale of and investment in oil and natural gas in U.K. North Sea |
| **The Americas** | Minera San Cristobal S.A. (Bolivia) | 35.00 | Mining of San Cristobal silver, zinc and lead project in Bolivia |
| | Pacific Summit Energy LLC (U.S.) | 100.00 | Sale of natural gas |
| | SC Minerals America, Inc. (U.S.) | 100.00 | Investment in the Morenci copper mine, the Pogo gold mine in the U.S. and the Candelaria & Ojos del Salado copper mines in Chile |
| **Oceania** | SC Mineral Resources Pty. Ltd. (Australia) | 100.00 | Investment in the Northparkes copper mine in Australia |
| | Sumisho Coal Australia Pty. Ltd. (Australia) | 100.00 | Investment in coal mines in Australia |
| **Africa** | Ambatovy Minerals S.A. (Madagascar) | 27.50 | Mining of Ambatovy nickel project in Madagascar |
| | Dynatec Madagascar S.A. (Madagascar) | 27.50 | Prcocessing and refining of Ambatovy nickel project in Madagascar |
| | Oresteel Investments (Proprietary) Limited (South Africa) | 29.00 | Investment in Assmang iron ore and manganese mine in South Africa |

## ○General Products & Real Estate Business Unit

| | | | |
|---|---|---|---|
| **Japan** | Chiba Kyodo Silo Co., Ltd. | 53.67 | Operation of silo facility and handling of grain, such as wheat, barley and corn |
| | Harumi Corporation | 19.44 | Facility management of Harumi Triton Square |
| | i879 Co., Ltd. | 51.00 | Online flower gifts order processor |
| | IG Kogyo Co., Ltd. | 58.27 | Manufacture and sale of insulated metal panels for roofing and walls |
| | Kishiwada Cancan Bayside Mall Corporation | 98.36 | Management, operation and leasing of multipurpose facilities |
| | Nissin Sugar Manufacturing Co., Ltd. | 20.13 | Sugar refining |
| | Reibi Corporation | 90.54 | Facility management of buildings in Kansai region |
| | S.C. Cement Co., Ltd. | 100.00 | Sale of cement, ready-mixed concrete and concrete products |
| | S.C. Cement (Kyushu) Co., Ltd. | 100.00 | Sales of ready-mixed concrete, concrete products, cement and aggregate |
| | SC Foods Co., Ltd. | 100.00 | Import, development, and sale of foodstuffs |
| | SEVEN INDUSTRIES CO., LTD. | 50.63 | Manufacture and sale of laminated lumber and wood products |
| | Shinko Sugar Co., Ltd. | 68.99 | Sugar refining |
| | ST Agri-Products Corp. | 100.00 | Import and sale of Chinese fresh and prosessed vegetables |
| | Sumifru Corporation | 100.00 | Import and sale of fruits and vegetables |
| | Sumisho & Mitsuibussan Kenzai Co., Ltd. | 50.00 | Sale of building materials |
| | Sumisho Building Management Co., Ltd. | 100.00 | Property management of office buildings |
| | Sumisho Paper Co., Ltd. | 100.00 | Sale of pulp, wastepaper, paper, paperboard and packaging materials |
| | Sumisho Realty Management Co., Ltd. | 100.00 | Asset management business of real estate |

| | | Ownership of Voting Shares (%) | Main Business |
|---|---|---|---|
| | Sumisho Tatemono Co., Ltd. | 100.00 | Sales and management of residential properties, housing remodeling |
| | Sumisho Urban Kaihatsu Co., Ltd. | 100.00 | Planning, development, management, and operation of shopping centers |
| | Summit Agri-Business Corporation | 100.00 | Manufacture and sale of fertilizer and agriculture-related materials |
| | Summit Oil Mill Co., Ltd. | 51.00 | Manufacture and sale of vegetable oil and oil meal |
| | Yasato Kosan Kaisha, Ltd. | 100.00 | Owning and operating of golf course: Summit Golf Club (Ibaraki Pref.) |
| | Yokohama City Management Co., Ltd. | 25.50 | Management, operation and leasing of multipurpose facilities in Minato Mirai 21 |
| **Asia** | Summit Fertilizer (Qingdao) Co., Ltd. (China) | 40.00 | Manufacture and sale of chemical fertilizer |
| | P.T. Summitmas Property (Indonesia) | 40.00 | Management, operation and leasing of office buildings |
| | Sumifert Sdn. Bhd. (Malaysia) | 50.00 | Import and sale of fertilizers |
| | Sumi-Thai Fertilizer Co., Ltd. (Thailand) | 100.00 | Import of fertilizer materials and sale of chemical fertilizers |
| | Thai SPF Products Co., Ltd. (Thailand) | 26.94 | Farming of SPF (Specific Pathogen Free) pork |
| **The Middle East** | Shaheen Tyres Company L.L.C. (UAE) | 49.00 | Import and sales of tires in the UAE |
| **Europe** | OAO Terneyles (Russia) | 45.00 | General forest products company |
| | ZAO PTS Hardwood (Russia) | 44.44 | Manufacture and sale of laminated lumber and wood products |
| | ZAO STS Technowood (Russia) | 53.33 | Manufacture and sale of laminated lumber and wood products |
| **The Americas** | TBC Corporation (U.S.) | 100.00 | Retail and wholesale of tires |
| **Oceania** | Australian Bulk Alliance Pty., Ltd. (Australia) | 50.00 | Investment in grain export terminal in Australia |
| | Summit Rural Western Australia Pty. Ltd. (Australia) | 100.00 | Import of fertilizer materials and sale of chemical fertilizers in Western Australia |

## ● Financial & Logistics Business Unit

| | | | |
|---|---|---|---|
| **Japan** | Bluewell Corporation | 100.00 | Agent for casualty insurance and life insurance |
| | Bluewell Insurance Brokers Ltd. | 100.00 | Broker for casualty insurance and re-insurance |
| | GALLIA PLUS Corporation | 60.98 | Financial service |
| | SC Bio Capital Co., Ltd. | 100.00 | Investment funds |
| | SCM Securities Co., Ltd. | 100.00 | Securities firm |
| | Sumisho ElecTrade Ltd. | 100.00 | Proprietary trading firm |
| | Sumisho Finance Co., Ltd. | 100.00 | Financial services |
| | Sumisho Global Logistics Co., Ltd. | 100.00 | Global logistics provider |
| | Sumisho Materials Corporation | 100.00 | Trading of precious metals and other products |
| | Sumitomo Mitsui Finance and Leasing Company, Limited. | 45.00 | Finance & Lease |
| | Summit Air Service Corporation | 100.00 | Travel agency |
| | Taisei Coins Corporation | 80.00 | Sale of coins for numismatists all over the world |
| **Asia** | Nanjing CMSC Logistics Co., Ltd. (China) | 25.00 | Automobile related transportation |
| | Shanghai Dazhong Sagawa Logistics Co., Ltd. (China) | 37.50 | Door-to-door delivery services |
| | Sumisho Global Logistics (Shanghai) Co., Ltd. (China) | 96.70 | Warehousing and distribution services |
| | Sumisho Global Logistics South China Co., Ltd. (China) | 100.00 | Global logistics provider |
| | Wuxi Sumisho Hi-tech Logistics Co., Ltd. (China) | 50.00 | Warehousing and distribution services |
| | Zero SCM Logistics (Beijing) Co., Ltd. (China) | 20.00 | Transportation of vehicles |
| | Sumisho Global Logistics (HK) Limited (Hong Kong) | 100.00 | Global logistics provider |
| | Sumitomo Corporation Equity Asia Limited (Hong Kong) | 100.00 | Private equity investment in Asia |
| | P.T. East Jakarta Industrial Park (Indonesia) | 60.00 | Sales, operation, and maintenance of industrial estate in Indonesia |
| | P.T. Indo Summit Logistics (Indonesia) | 95.00 | Warehousing and distribution services |
| | First Philippine Industrial Park, Inc. (Philippines) | 30.00 | Development, sales, and operation of industrial estate in Philippines |
| | Bluewell Insurance (Singapore) Pte. Ltd. (Singapore) | 100.00 | Captive insurance company |
| | Sumisho Global Logistics (Thailand) Co., Ltd. (Thailand) (From June 2008) | 77.67 | Warehousing and distribution services |
| | Dragon Logistics Co., Ltd. (Vietnam) | 34.00 | Warehousing and distribution services |
| | Thang Long Industrial Park Corporation (Vietnam) | 58.00 | Development, sales, and operation of industrial estate in Vietnam |
| | Thang Long Industrial Park II Corporation (Vietnam) | 100.00 | Development, sales, and operation of industrial estate in Vietnam |
| **Europe** | Sumisho Aircraft Asset Management B.V. (Netherlands) | 100.00 | Aircraft operating lease |
| | Bluewell Reinsurance Company (Bermuda) Ltd. (U.K.) | 90.00 | Captive insurance company (Rent A Captive) |
| | Sumitomo Corporation Global Commodities Limited (U.K.) | 100.00 | Trading and marketing of commodities |
| **The Americas** | Sumisho Capital Management Co. (Cayman) | 100.00 | Investment advisory |

| | | Ownership of Voting Shares (%) | Main Business |
|---|---|---|---|
| **Domestic** | | | |
| **Japan** | Ishida Metal Co., Ltd. | 84.21 | Sale of stainless steel sheets |
| | Nippon Katan Co., Ltd. | 100.00 | Manufacture and sale of power line hardware |
| | SC Machinery & Service Co., Ltd. | 100.00 | Sales of equipments for automotive industries and FA products |
| | SC Pipe Solutions Co., Ltd. | 100.00 | Sale of steel tubular products |
| | Sumisho Airbag Systems Co., Ltd. | 64.67 | Manufacture and sale of cushion for side curtain airbag |
| | Sumisho Iron & Steel Corporation | 100.00 | Sale of specialty steel products |
| | Sumisho Material Chugoku Co., Ltd. | 100.00 | Sale of steel materials for civil engineering and construction, and stone |
| | Sumisho Montblanc Co., Ltd. | 87.50 | Processing and sale of work uniforms and related clothing products |
| | Sumisho Steel Sheets Works Co., Ltd. | 89.17 | Processing and sale of steel products |
| | Sumitomo Shoji Machinex Chubu Co., Ltd. | 100.00 | Sale of machinery and equipment |
| | Sumitomo Shoji Machinex Kansai Co., Ltd. | 100.00 | Sale of machinery and equipment |
| | Tortoise Co., Ltd. | 100.00 | Processing and sale of interior goods and home furnishing to consumers' cooperatives |
| | TOYO KOKAN Co., Ltd. (From April 2008) | 100.00 | Sale of steel tubular and non-ferrous products |
| **Oceania** | Summit Wool Spinners Limited (New Zealand) | 100.00 | Manufacture and sale of wool yarn for carpets |
| **Overseas** | | | |
| **Europe** | Sumitrans Europe GmbH (Germany) | 100.00 | Forwarding, logistics business |
| | Summit D&V Kft. (Hungary) | 100.00 | OEM supply, sub-assembly and sequence delivery of automotive components |
| | ERYNGIUM Ltd. (U.K.) | 89.10 | Manufacture, processing and distribution of speciality metals for OCTG market |
| | Summit Pharmaceuticals Europe Ltd. (U.K.) | 100.00 | Sale of pharmaceuticals products |
| **The Americas** | Summit Tubulars Corporation (Canada) | 100.00 | Sale of tubular products for oil and gas industry |
| | Auto Summit Commercial Services, S.A. de C.V. (Mexico) | 64.00 | Consumer auto finance |
| | Noble Summit Metal Processing de Mexico, S. de R.L. de C.V. (Mexico) | 49.00 | Blanking and laser-welding of steel parts for automotive industry |
| | Atlantic Hills Corporation (U.S.) | 100.00 | Residential area development |
| | Cantex Inc. (U.S.) | 100.00 | Manufacture and sale of polyvinyl chloride pipes |
| | Diversified CPC International, Inc. (U.S.) | 96.00 | Mixing, refining, and sale of aerosol gases |
| | Global Stainless Supply, Inc. (U.S.) | 90.80 | Wholesale of stainless steel tubes |
| | Katana Summit, LLC (U.S.) | 50.00 | Manufacture of wind power tower |
| | Leavitt Tube Company, LLC (U.S.) | 40.00 | Manufacture of structural tubing |
| | 123 Mission St., LLC (U.S.) | 100.00 | Office building leasing |
| | Oxford Finance Corporation (U.S.) | 97.00 | Equipment loan service in bioscience industry |
| | Perennial Power Holdings, Inc. (U.S.) | 100.00 | Development, ownership and management of power plant in the U.S. |
| | Premier Pipe, L.P. (U.S.) | 100.00 | Sale of tubular products for oil and gas industry |
| | Presperse LLC (U.S.) | 20.00 | Cosmetic chemical distributor |
| | SCOA Capital LLC (U.S.) | 100.00 | Investments in buyout funds |
| | SCOA Finance Company, LLC (U.S.) | 100.00 | Financial services |
| | SCOA Residential L.L.C. (U.S.) | 100.00 | Investment in house/apartment developments |
| | SC Rail Leasing America, Inc. (U.S.) | 100.00 | Leasing of railcars |
| | SteelSummit Holdings, Inc. (U.S.) | 100.00 | Steel service center (processing and sale of steel sheets) |
| | SteelSummit International Inc. (U.S.) | 100.00 | Sale of steel products |
| | Sumisho Global Logistics (USA) Corporation (U.S.) | 100.00 | International intermodal transport |
| | Summit Motor Management, Inc. (U.S.) | 100.00 | Holding and management company of automotive dealerships |
| | Summit VetPharm, LLC (U.S.) | 100.00 | Manufacturing and sale of companion animal health products |
| | TBC Corporation (U.S.) | 100.00 | Retail and wholesale of tires |
| | The Hartz Mountain Corporation (U.S.) (From June 2008) | 100.00 | Manufacturing, distribution, and sales of pet care products |
| | Unique Machine, LLC (U.S.) | 100.00 | OCTG/Accessory threading |
| | V & M Star LP (U.S.) | 19.50 | Seamless tubular products mill |
| **Others** | | | |
| **Japan** | Sumisho Administration Services Co., Ltd. | 100.00 | Personnel & general affair service |
| | Sumitomo Shoji Financial Management Co., Ltd. | 100.00 | Financial services such as cash management, trade settlement, and accounting services to Sumitomo Corporation and its subsidiaries |
| | Sumitomo Shoji Research Institute, Inc. | 100.00 | Research and consulting for Sumitomo Corporation Group companies |
| **Europe** | Sumitomo Corporation Capital Europe Plc (U.K.) | 100.00 | Financial services to Group companies |

## GLOBAL NETWORK

(As of July 1, 2008)

### JAPAN

Tokyo
Sapporo
Tomakomai
Muroran
Sendai
Niigata
Shizuoka
Hamamatsu
Nagoya
Kyoto
Osaka
Kobe
Hiroshima
Imabari
Takamatsu
Niihama
Kita-Kyushu
Fukuoka
Nagasaki
Kagoshima
Naha

### NORTH AMERICA

New York
Detroit
Pittsburgh
Washington, D.C.
Atlanta
Chicago
Houston
Denver
Portland
Los Angeles
Vancouver
Calgary
Toronto
Montreal

### CENTRAL AMERICA AND SOUTH AMERICA

Mexico City
Monterrey
Guatemala
San Salvador
Havana
Quito
Caracas
Bogota
Lima
Buenos Aires
Santiago
Sao Paulo
Rio de Janeiro
Porto Alegre
Recife

| | |
|---|---|
| **Overseas:** | **65 countries** |
| Subsidiaries | 40 / 74 locations |
| Branches | 3 / 3 locations |
| Offices | 45 / 45 locations |
| **Total** | **122 locations** |

| | |
|---|---|
| **Japan:** | |
| Headquarters | 1 / 1 location |
| Subsidiaries | 3 / 10 locations |
| Regional Business Units | 3 / 13 locations |
| Offices | 2 / 2 locations |
| **Total** | **26 locations** |

### EUROPE AND CIS

London
Oslo
Brussels
Duesseldorf
Paris
Milan
Turin
Madrid
Barcelona
Athens
Krakow
Prague
Moscow
Khabarovsk
Vladivostok
St. Petersburg
Kiev
Almaty
Tashkent
Astana

### MIDDLE EAST

Teheran
Kuwait
Bahrain
Doha
Abu Dhabi
Dubai
Muscat
Riyadh
Jeddah
Alkhobar
Sanaa
Baghdad
Amman
Damascus
Istanbul
Ankara
Cairo
Tripoli

### AFRICA

Algiers
Casablanca
Nairobi
Luanda
Johannesburg

### ASIA

Beijing
Shanghai
Changchun
Dalian
Shenyang
Tianjin
Qingdao
Nanjing
Chengdu
Guangzhou
Shenzhen
Hong Kong
Taipei
Kaohsiung
Seoul
Ulaanbaatar
Bangkok
Singapore
Manila
Kuala Lumpur
Jakarta
Surabaya
Hanoi
Ho Chi Minh City
Danang
Phnom Penh
Vientiane
Yangon
New Delhi
Mumbai
Chennai
Karachi
Lahore
Islamabad
Colombo
Dhaka
Chittagong

### OCEANIA

Sydney
Melbourne
Perth
Auckland



## Financial Section



## Reference Information

# SIX-YEAR FINANCIAL SUMMARY

For the years ended March 31

## 1. Key Financial Indicators

| | Billions of Yen | | | | | | Millions of U.S. Dollars |
|---|---|---|---|---|---|---|---|
| | **2008** | 2007 | 2006 | 2005 | 2004 | 2003 | **2008** |
| Total assets | **7,571.4** | 8,430.5 | 6,711.9 | 5,533.1 | 5,012.5 | 4,856.2 | **75,714** |
| Shareholders' equity | **1,492.7** | 1,473.1 | 1,304.0 | 934.9 | 730.8 | 618.7 | **14,927** |
| Shareholders'equity ratio (%) | **19.7** | 17.5 | 19.4 | 16.9 | 14.6 | 12.7 | **19.7** |
| Return on equity (%) | **16.1** | 15.2 | 14.3 | 10.2 | 9.9 | 2.2 | **16.1** |
| Return on assets (%) | **3.0** | 2.8 | 2.6 | 1.6 | 1.4 | 0.3 | **3.0** |
| Interest-bearing liabilities (gross) | **3,709.8** | 3,355.6 | 3,152.5 | 2,840.1 | 2,795.9 | 2,830.6 | **37,098** |
| Interest-bearing liabilities (net) | **3,247.6** | 2,913.3 | 2,622.2 | 2,376.0 | 2,377.6 | 2,502.8 | **32,476** |
| Debt-equity ratio (gross) (times) | **2.5** | 2.3 | 2.4 | 3.0 | 3.8 | 4.6 | **2.5** |
| Debt-equity ratio (net) (times) | **2.2** | 2.0 | 2.0 | 2.5 | 3.3 | 4.0 | **2.2** |
| Working capital | **990.4** | 1,310.3 | 1,021.8 | 897.0 | 694.0 | 346.9 | **9,904** |

## 2. Consolidated Statements of Income

| | Billions of Yen | | | | | | Millions of U.S. Dollars |
|---|---|---|---|---|---|---|---|
| | **2008** | 2007 | 2006 | 2005 | 2004 | 2003 | **2008** |
| **Revenues:** | | | | | | | |
| Sales of tangible products | **3,040.7** | 2,495.0 | 2,079.6 | 1,586.1 | 1,284.1 | 1,129.4 | **30,407** |
| Sales of services and others | **630.2** | 582.2 | 501.8 | 463.2 | 424.5 | 408.9 | **6,302** |
| **Total revenues** | **3,670.9** | 3,077.2 | 2,581.4 | 2,049.3 | 1,708.6 | 1,538.3 | **36,709** |
| **Cost:** | | | | | | | |
| Cost of tangible products sold | **2,551.7** | 2,076.6 | 1,737.7 | 1,361.8 | 1,097.5 | 948.2 | **25,517** |
| Cost of services and others | **184.7** | 142.9 | 137.1 | 124.4 | 109.8 | 93.7 | **1,847** |
| **Total cost** | **2,736.4** | 2,219.5 | 1,874.8 | 1,486.2 | 1,207.3 | 1,041.9 | **27,364** |
| **Gross profit** | **934.5** | 857.7 | 706.6 | 563.1 | 501.3 | 496.4 | **9,345** |
| **Other income (expenses):** | | | | | | | |
| Selling, general and administrative expenses | **(669.4)** | (609.9) | (515.8) | (437.9) | (422.4) | (406.3) | **(6,694)** |
| Settlements on copper trading litigation | **—** | 9.6 | (0.1) | 2.8 | (7.1) | 0.2 | **—** |
| Provision for doubtful receivables | **(11.1)** | (8.0) | (14.7) | (12.9) | (8.0) | (5.6) | **(111)** |
| Impairment losses on long-lived assets | **(13.5)** | (9.8) | (12.4) | (29.5) | (5.2) | (20.4) | **(135)** |
| Gain (loss) on sale of property and equipment, net | **3.5** | 2.4 | (0.4) | 11.5 | 13.3 | 3.3 | **35** |
| Interest income | **28.3** | 32.9 | 19.0 | 14.6 | 15.7 | 24.9 | **283** |
| Interest expense | **(71.1)** | (70.0) | (39.0) | (23.2) | (22.0) | (30.9) | **(711)** |
| Dividends | **15.3** | 14.1 | 10.4 | 6.4 | 6.9 | 6.4 | **153** |
| Gain (loss) on marketable securities and other investments, net | **94.9** | 44.4 | 41.8 | 20.0 | 16.3 | (47.1) | **949** |
| Equity in earnings of associated companies, net | **56.9** | 70.3 | 51.4 | 37.4 | 20.7 | 9.8 | **569** |
| Other, net | **(0.7)** | (1.8) | 1.0 | (1.0) | (0.5) | (2.1) | **(7)** |
| Total other income (expenses) | **(566.9)** | (525.8) | (458.8) | (411.8) | (392.3) | (467.8) | **(5,669)** |
| **Income before income taxes and minority interests in earnings of subsidiaries** | **367.6** | 331.9 | 247.8 | 151.3 | 109.0 | 28.6 | **3,676** |
| **Income taxes** | **119.8** | 114.8 | 80.7 | 57.8 | 35.7 | 8.4 | **1,198** |
| **Income before minority interests in earnings of subsidiaries** | **247.8** | 217.1 | 167.1 | 93.5 | 73.3 | 20.2 | **2,478** |
| **Minority interests in earnings of subsidiaries, net** | **(8.9)** | (6.1) | (6.9) | (8.4) | (6.7) | (6.3) | **(89)** |
| **Net income** | **238.9** | 211.0 | 160.2 | 85.1 | 66.6 | 13.9 | **2,389** |
| **Total trading transactions*** | **11,484.6** | 10,528.3 | 10,336.3 | 9,898.6 | 9,197.9 | 9,229.6 | **114,846** |

* Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under accounting principles generally accepted in the United States of America ("U.S. GAAP").

## 3. Consolidated Statements of Comprehensive Income (Loss)

| | Billions of Yen | | | | | | Millions of U.S. Dollars |
|---|---|---|---|---|---|---|---|
| | **2008** | 2007 | 2006 | 2005 | 2004 | 2003 | **2008** |
| Net income | **238.9** | 211.0 | 160.2 | 85.1 | 66.6 | 13.9 | **2,389** |
| Net unrealized holding gains (losses) on securities available-for-sale | **(134.7)** | 11.9 | 152.4 | 28.5 | 79.5 | (30.5) | **(1,347)** |
| Foreign currency translation adjustments | **(56.4)** | 25.7 | 46.0 | 0.7 | (26.1) | (13.9) | **(564)** |
| Net unrealized gains (losses) on derivatives | **2.7** | 4.7 | (8.2) | (1.0) | 0.4 | 0.1 | **27** |
| Pension liability adjustments | **(11.0)** | — | — | — | — | — | **(110)** |
| Total comprehensive income (loss) | **39.5** | 253.3 | 350.4 | 113.3 | 120.4 | (30.4) | **395** |

## 4. Consolidated Balance Sheets

| | Billions of Yen | | | | | | Millions of U.S. Dollars |
|---|---|---|---|---|---|---|---|
| | **2008** | 2007 | 2006 | 2005 | 2004 | 2003 | **2008** |
| **Current assets:** | | | | | | | |
| Cash and cash equivalents | **456.8** | 436.8 | 522.0 | 453.9 | 415.6 | 324.4 | **4,568** |
| Time deposits | **5.4** | 5.5 | 8.3 | 10.2 | 2.7 | 3.4 | **54** |
| Marketable securities | **19.9** | 17.3 | 22.1 | 23.1 | 2.8 | 7.7 | **199** |
| Receivables—trade: | | | | | | | |
| Notes and loans | **242.3** | 292.6 | 265.0 | 307.1 | 238.2 | 270.7 | **2,423** |
| Accounts | **1,782.1** | 1,722.1 | 1,646.1 | 1,355.7 | 1,178.0 | 1,095.8 | **17,821** |
| Associated companies | **109.3** | 100.0 | 98.3 | 84.9 | 151.2 | 138.3 | **1,093** |
| Allowance for doubtful receivables | **(14.8)** | (13.6) | (15.3) | (11.0) | (8.9) | (9.8) | **(148)** |
| Inventories | **756.2** | 757.5 | 705.2 | 503.8 | 412.3 | 413.1 | **7,562** |
| Deferred income taxes | **39.3** | 39.3 | 32.0 | 39.2 | 37.6 | 29.3 | **393** |
| Advance payments to suppliers | **73.9** | 55.6 | 50.2 | 56.9 | 51.6 | 47.8 | **739** |
| Assets held for sale | **—** | 1,516.4 | — | — | — | — | **—** |
| Other current assets | **253.4** | 228.1 | 310.4 | 271.2 | 140.1 | 116.1 | **2,534** |
| **Total current assets** | **3,723.8** | 5,157.8 | 3,644.3 | 3,095.0 | 2,621.2 | 2,436.8 | **37,238** |
| **Investments and long-term receivables:** | | | | | | | |
| Investments in and advances to associated companies | **883.6** | 559.5 | 469.5 | 394.6 | 384.0 | 375.7 | **8,836** |
| Other investments | **655.2** | 833.8 | 783.0 | 502.7 | 469.0 | 413.6 | **6,552** |
| Long-term receivables | **832.8** | 706.1 | 662.1 | 620.8 | 597.5 | 666.1 | **8,328** |
| Allowance for doubtful receivables | **(22.1)** | (28.4) | (40.7) | (45.7) | (50.0) | (76.2) | **(221)** |
| **Total investments and long-term receivables** | **2,349.5** | 2,071.0 | 1,873.9 | 1,472.4 | 1,400.5 | 1,379.2 | **23,495** |
| **Property and equipment, at cost** | **1,596.4** | 1,371.7 | 1,263.7 | 1,129.7 | 1,157.4 | 1,126.8 | **15,964** |
| **Accumulated depreciation** | **(599.3)** | (507.0) | (444.2) | (409.3) | (388.8) | (365.8) | **(5,993)** |
| | **997.1** | 864.7 | 819.5 | 720.4 | 768.6 | 761.0 | **9,971** |
| **Goodwill and other intangible assets** | **379.4** | 255.5 | 259.3 | 113.6 | 78.4 | 68.8 | **3,794** |
| **Prepaid expenses, non-current** | **47.8** | 47.4 | 94.7 | 94.8 | 98.6 | 110.7 | **478** |
| **Deferred income taxes, non-current** | **14.2** | 11.6 | 13.5 | 10.2 | 9.4 | 46.3 | **142** |
| **Other assets** | **59.6** | 22.5 | 6.7 | 26.7 | 35.8 | 53.4 | **596** |
| **Total** | **7,571.4** | 8,430.5 | 6,711.9 | 5,533.1 | 5,012.5 | 4,856.2 | **75,714** |
| **Current liabilities:** | | | | | | | |
| Short-term debt | **625.1** | 461.9 | 539.6 | 412.2 | 452.1 | 615.8 | **6,251** |
| Current maturities of long-term debt | **428.9** | 416.5 | 428.5 | 438.5 | 330.6 | 382.2 | **4,289** |
| Payables—trade: | | | | | | | |
| Notes and acceptances | **84.6** | 107.9 | 93.3 | 101.7 | 107.5 | 115.2 | **846** |
| Accounts | **1,159.2** | 1,103.8 | 1,070.9 | 879.0 | 771.1 | 728.7 | **11,592** |
| Associated companies | **26.7** | 38.7 | 29.7 | 18.3 | 22.8 | 25.6 | **267** |
| Income taxes | **37.4** | 54.9 | 33.0 | 20.2 | 15.9 | 17.1 | **374** |
| Accrued expenses | **101.5** | 103.8 | 93.0 | 60.5 | 61.2 | 47.7 | **1,015** |
| Advances from customers | **107.3** | 79.1 | 90.5 | 85.4 | 66.2 | 60.4 | **1,073** |
| Liabilities associated with assets held for sale | **—** | 1,329.3 | — | — | — | — | **—** |
| Other current liabilities | **162.7** | 151.5 | 244.0 | 182.2 | 99.8 | 97.2 | **1,627** |
| **Total current liabilities** | **2,733.4** | 3,847.4 | 2,622.5 | 2,198.0 | 1,927.2 | 2,089.9 | **27,334** |
| **Long-term debt, less current maturities** | **3,012.0** | 2,764.4 | 2,447.2 | 2,213.7 | 2,218.5 | 2,046.0 | **30,120** |
| **Accrued pension and retirement benefits** | **14.1** | 9.8 | 13.2 | 11.8 | 10.9 | 9.1 | **141** |
| **Deferred income taxes, non-current** | **189.3** | 239.5 | 230.3 | 85.7 | 38.8 | 3.9 | **1,893** |
| **Minority interests** | **129.9** | 96.3 | 94.7 | 89.0 | 86.3 | 88.6 | **1,299** |
| **Commitments and contingent liabilities** | | | | | | | |
| **Shareholders' equity:** | | | | | | | |
| Common stock | **219.3** | 219.3 | 219.3 | 219.3 | 169.4 | 169.4 | **2,193** |
| Additional paid-in capital | **291.0** | 279.7 | 279.5 | 238.9 | 189.6 | 189.5 | **2,910** |
| Retained earnings: | | | | | | | |
| Appropriated for legal reserve | **17.7** | 17.7 | 17.7 | 17.7 | 17.7 | 17.7 | **177** |
| Unappropriated | **943.1** | 755.2 | 579.2 | 442.6 | 365.9 | 307.8 | **9,431** |
| | **960.8** | 772.9 | 596.9 | 460.3 | 383.6 | 325.5 | **9,608** |
| Accumulated other comprehensive income (loss) | **22.8** | 222.2 | 213.8 | 17.1 | (11.2) | (65.0) | **228** |
| Treasury stock, at cost | **(1.2)** | (21.0) | (5.5) | (0.7) | (0.6) | (0.7) | **(12)** |
| **Total shareholders' equity** | **1,492.7** | 1,473.1 | 1,304.0 | 934.9 | 730.8 | 618.7 | **14,927** |
| **Total** | **7,571.4** | 8,430.5 | 6,711.9 | 5,533.1 | 5,012.5 | 4,856.2 | **75,714** |

Notes: 1. For the fiscal year ended March 31, 2005, the Companies reclassified Mining rights from Other assets to Property and equipment, at cost and Accumulated depreciation in a manner consistent with the accounting guidance in Emerging Issues Task Force ("EITF") Issue No. 04-02. The presentation of the prior years has been reclassified accordingly.

2. The Companies restated prior year consolidated financial statements with respect to the accounting of deferred taxes related to investments in affiliates.

3. The U.S. dollar amounts represent translations of Japanese yen amounts at the rate of ¥100=U.S.$1, the approximate exchange rate on March 31, 2008.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## 1. INTRODUCTION

We are an integrated trading company (*sogo shosha*) engaged in a wide range of business activities on a global basis. Our business foundation consists of trust, global relations with over 100,000 business partners around the world, a global network with offices and subsidiaries worldwide, intellectual capital, and advanced functions in business development, logistic solutions, financial services, IT solutions, risk management and intelligence gathering and analysis. Through integration of these elements, we provide a diverse array of values to our customers. Based on this business foundation and these functions, we engage in general trading of a wide range of goods and commodities and in various business activities. We act as both principal and agent in these trading transactions. We also provide a range of services for a variety of industries, such as: financing for customers and suppliers; planning, coordination and operation of urban and industrial infrastructure projects; consulting in areas such as system integration and technology development; and transportation and logistics. In addition, we engage in other diverse business activities, including investing in a variety of industries ranging from biotechnology to communications; developing natural resources; manufacturing and processing products such as steel products and textiles; developing and managing real estate; and operating retail stores.

We conduct our business through eight industry-based business segments and two sets of regional operations (domestic and overseas). Our industry-based business segments are:

- Metal Products
- Transportation & Construction Systems
- Infrastructure
- Media, Network & Lifestyle Retail
- Chemical & Electronics
- Mineral Resources & Energy
- General Products & Real Estate
- Financial & Logistics

Each business segment operates with a degree of autonomy in pursuing its strategic goals, managing operations and ensuring accountability. Each business unit also has its own planning and administration department to enable prompt decision-making and facilitate efficient operation. In today's increasingly global business environment, our worldwide network of offices, subsidiaries and associated companies, and our global relationships with customers, suppliers and business partners have allowed us to conduct and expand our operations around the world. Our eight industry-based business units and domestic and overseas operations regularly collaborate with one another to leverage their combined strengths to conduct their respective businesses more effectively as well as to meet our corporate targets and goals. We have designed our infrastructure to centralize and consolidate information from all of our business units and domestic and overseas operations to facilitate proper integration and risk control.

While promoting the autonomous management style of each business unit and having the corporate group focus on its core functions, we reformed our nine business unit segments to eight on April 1, 2007 in order to further expand our earnings base and strengthen services and functions we offer to our customers. Accordingly, the four operating segments in the previous year, the "Media, Electronics & Network", the "Chemical", the "Consumer Goods & Service" and the "Materials & Real Estate" Business Unit segment were reorganized to three, the "Media, Network & Lifestyle Retail", the "Chemical & Electronics" and the "General Products & Real Estate" Business Unit Segment. The "Machinery & Electric" Business Unit segment name was changed to "Infrastructure" Business Unit segment.

As of March 31, 2008, we had total assets of ¥7,571.4 billion and 65,494 employees worldwide. For the fiscal year ended March 31, 2008, our consolidated net income was ¥238.9 billion.

## 2. OUR MEDIUM-TERM TARGETS

*The following discussion of our medium-term targets contains forward-looking statements and measures that have been calculated based on a number of judgments, estimates and assumptions. Unless otherwise stated, the forward-looking statements reflect management's current assumptions and expectations of future events as of March 31, 2008. Accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance.*

In recent years, we have been setting targets for, and monitoring the progress of, our businesses and operations by establishing medium-term plans. We have positioned the GG Plan, a new medium-term management plan launched in April 2007, as a phase to strengthen the accomplishments of the reform process since fiscal year 1999 and to head toward a new stage of development. We will rigorously strengthen and expand our core businesses and establish a truly solid earnings base. We will improve our management quality and thoroughly firm up our footing so as to ensure sustained growth. We will continue leveraging the integrated corporate strength of the Sumitomo Corporation Group and move toward the sound achievement of our goals under the GG Plan.

As for quantitative targets, our aim for the consolidated risk-adjusted return ratio is a two-year average of over 15% and our aim for consolidated net income is ¥235 billion for the fiscal years 2007 and 2008 respectively, a two-year total of ¥470 billion. In the first year of the plan, we reached our targets smoothly with a consolidated net income of ¥238.9 billion. As of April 30 2008, we expect to earn a consolidated net income of ¥243.0 billion for the fiscal year ending March 31, 2009.

## 3. ECONOMIC ENVIRONMENT

On the international scene during the period under review, while emerging market countries continued to grow at a rapid pace, international financial markets experienced some turbulence triggered by the United States subprime lending crisis, leading to an increasing sense of a slowdown in growth, particularly in the United States and other developed countries. In international commodity markets, prices of crude oil, nonferrous metal, grains and other goods, remained in a high range, reflecting the effects of strong demand and geopolitical risks as well as unseasonable weather and a looser monetary policy.

Domestically, capital investment by private businesses sustained its positive momentum. Exports also continued strong, particularly to East Asia, Europe, and the Middle East, but the implementation of the revised Building Standard Law caused a sharp drop in residential investment, and the combination of higher prices for raw materials, appreciation of the yen and a falling stock market further dampened confidence in the economy. As a result, there was a sense that the expansion was decelerating as the end of fiscal 2007 approached.

## 4. CERTAIN LINE ITEMS IN OUR CONSOLIDATED STATEMENTS OF INCOME

The following is a description of certain line items in our consolidated statements of income:

*Revenues.* We categorize our revenues into sales of tangible products and sales of services and others. We generate revenues from sales of tangible products:

- in connection with our wholesale, retail, manufacturing and processing operations;
- in connection with our real estate operations; and
- under long-term construction type arrangements.

We enter into transactions that include multiple element arrangements, which may include any combination of products, equipment and installation services.

We generate revenues from sale of services and others in connection with:

- customized software development services contracts and other software related services;
- direct financing and operating leases of commercial real estate, automobiles, vessels and aircrafts; and
- other service arrangements, such as arranging finance and coordinating logistics in connection with trading activities.

*Gross Profit.* Gross profit primarily consists of:

- gross profit on transactions for which we act as a principal; and
- fees and commissions received on transactions for which we act as an agent.

To the extent revenues are recorded on a gross basis, any expenses or commissions or other payments to third parties that are directly attributable to the sales are recorded as cost of sales. Gross profit reflects the net amount of gross revenues after cost of sales. As part of sales of services and others, we recognize revenues from fees and commissions on a net basis. As a result, sales of services and others contribute a larger portion of our gross profit than they do of our revenues. For the fiscal year ended March 31, 2008, sales of services and others accounted for 17.2% of our total revenues, but the gross profit from sales of services and others accounted for 47.7% of our gross profit.

*Provision for Doubtful Receivables.* Provision for doubtful receivables represents additions to the valuation allowance provided for probable losses inherent in the trade receivables and long-term loans portfolio. In cases where we are able to collect on such receivables and loans due to changes in circumstances, we subsequently record a reversal of the allowance for doubtful receivables. See "6—Critical Accounting Policies—Collectibility of Receivables."

*Impairment Losses on Long-Lived Assets.* To operate our global business, we maintain a significant amount of long-lived assets. A large portion of such long-lived assets are our real estate, goodwill and other intangible assets. We have recognized impairment losses with respect to our real estate, goodwill and other intangible assets. For a detailed discussion of our accounting policy with respect to such impairment losses, see "6—Critical Accounting Policies—Recoverability of Long-Lived Assets."

*Gain on Sale of Property and Equipment, Net.* As a result of strategic and aggressive replacement of our asset portfolio, we may, at times, recognize gains and losses on sales of some of our real estate assets.

*Dividends.* Dividends reflect dividends declared by companies in which we hold interests other than our consolidated subsidiaries or associated companies.

*Other than Temporary Impairment Losses on Securities.* We maintain a significant level of investments in order to supplement our trading activities. When the fair value of an investment is deemed to have suffered an other-than-temporary decline in value, we recognize impairment losses on such investments. For a detailed discussion of our accounting policy with respect to our marketable securities and other investments, see "6—Critical Accounting Policies—Impairment of Investments in Marketable Securities and Other Investments."

*Gain on Sale of Marketable Securities and Other Investments, Net.* We recognize gains on sales of our non-trading marketable securities and other investments when we elect to sell investment holdings.

*Gain on Issuances of Stock by Subsidiaries and Associated Companies.* If an affiliate company issues shares to a third party, we may recognize gain based on the effect of the difference in our book value per share in the investment and the price at which shares are sold to the third party.

*Equity in Earnings of Associated Companies, Net.* In connection with our investment strategy and the development of business opportunities, we may, from time to time, acquire or make investments in newly established or existing companies, enter into joint

### Impairment of Investments in Marketable Securities and Other Investments

We regularly review investment securities for impairment based on criteria that include the extent to which the investment's carrying value exceeds its market value, the duration of the market decline, our ability to hold to recovery, and the financial strength and specific prospects of the issuer of the security. We monitor market conditions and the performance of the investees to identify potentially impaired investments. The fair value of non-marketable securities for which impairment losses are recognized is determined based on estimated discounted future cash flows, or other appropriate valuation methods.

### Tax Asset Valuation

A valuation allowance is established on deferred tax assets when, in management's judgment, it is more likely than not, that the deferred tax asset, or a portion thereof, will not be realized. In assessing the realizability of deferred tax assets, we must determine whether we will be able to generate adequate future taxable income in the tax jurisdictions that give rise to the deferred tax assets during the periods in which the underlying temporary differences become deductible or before tax net operating loss carryforwards expire. We consider all available evidence, both positive and negative, in making this assessment. Determination of the allowance is based on estimates and judgment. A change in the ability of our operations to generate future taxable income in the tax jurisdictions that give rise to the deferred tax assets could change our assessment as to the realizability of these assets.

## 7 RESULTS OF OPERATIONS

### Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

*Total Revenues.* Total revenues increased by ¥593.7 billion, or 19.3%, from ¥3,077.2 billion in the fiscal year ended March 31, 2007, to ¥3,670.9 billion in the fiscal year ended March 31, 2008. The increase was mainly due to the consolidation of newly acquired subsidiaries and the expansion of business bases at our subsidiaries.

*Gross Profit.* Gross profit increased by ¥76.8 billion, or 9.0%, from ¥857.7 billion in the fiscal year ended March 31, 2007, to ¥934.5 billion in the fiscal year ended March 31, 2008. The increase was mainly contributed from the effect of the consolidation of newly acquired subsidiaries and strong performances in our steel service center operations, automobile and construction equipment business mainly in Europe, IPP (Independent Power Producer) business mainly in Asia, and condominium sales in the Tokyo Metropolitan Area.

*Selling, General and Administrative Expenses.* Selling, general and administrative expenses increased by ¥59.5 billion, or 9.8%, from ¥609.9 billion in the fiscal year ended March 31, 2007, to ¥669.4 billion in the fiscal year ended March 31, 2008, in line with the growth in gross profit.

*Provision for Doubtful Receivables.* The provision for doubtful receivables increased by ¥3.1 billion, or 38.8%, to ¥11.1 billion in the fiscal year ended March 31, 2008, compared to ¥8.0 billion in the fiscal year ended March 31, 2007. The provision for doubtful receivables recognized for the fiscal year ended March 31, 2008 was mainly related to receivables in the automobile lease and finance business in Asia .

*Impairment Losses on Long-Lived Assets.* Impairment losses on long-lived assets increased by ¥3.7 billion, or 37.8%, from ¥9.8 billion in the fiscal year ended March 31, 2007 to ¥13.5 billion in the fiscal year ended March 31, 2008. Impairment losses recognized for the fiscal year ended March 31, 2008 were mainly related to a mining right for gas development in North America.

*Gain on Sale of Property and Equipment, Net.* Gain on sale of property and equipment increased by ¥1.1 billion, or 45.8%, from ¥2.4 billion in the fiscal year ended March 31, 2007 to ¥3.5 billion in the fiscal year ended March 31, 2008.

*Interest Income.* Interest income decreased by ¥4.6 billion, or 14.0%, from ¥32.9 billion in the fiscal year ended March 31, 2007 to ¥28.3 billion in the fiscal year ended March 31, 2008. This was mainly due to a lower U.S. dollar interest rate.

*Interest Expense.* Interest expense slightly increased by ¥1.1 billion, or 1.6%, from ¥70.0 billion in the fiscal year ended March 31, 2007 to ¥71.1 billion in the fiscal year ended March 31, 2008. The increase was mainly due to a higher Japanese yen interest rate while the increase was partly offset by a lower U.S. dollar interest rate.

*Dividends.* Total dividend income increased by ¥1.2 billion, or 8.5%, from ¥14.1 billion in the fiscal year ended March 31, 2007 to ¥15.3 billion in the fiscal year ended March 31, 2008. This was mainly due to the increased dividends from domestic listed companies.

*Other than Temporary Impairment Losses on Securities.* Other than temporary impairment losses on securities increased by ¥13.1 billion, or 451.7%, from ¥2.9 billion in the fiscal year ended March 31, 2007 to ¥16.0 billion in the fiscal year ended March 31, 2008. Impairment losses recognized for the fiscal year ended March 31, 2008 were mainly related to the investment in The Seiyu, Ltd.

*Gain on Sale of Marketable Securities and Other Investments, Net.* Gain on sale of marketable securities and other investments increased by ¥23.5 billion, or 50.0%, from ¥47.0 billion for the fiscal year ended March 31, 2007 to ¥70.5 billion for the fiscal year ended March 31, 2008. Capital gains on sales of INPEX Holdings Inc. and the business restructuring of Jupiter TV Co., Ltd. contributed for the fiscal year ended March 31, 2008.

*Gain on Issuances of Stock by Subsidiaries and Associated Companies.* Gain on issuances of stock by subsidiaries and associated companies increased by ¥40.0 billion from ¥0.4 billion for the fiscal year ended March 31, 2007 to ¥40.4 billion for the

## 3. ECONOMIC ENVIRONMENT

On the international scene during the period under review, while emerging market countries continued to grow at a rapid pace, international financial markets experienced some turbulence triggered by the United States subprime lending crisis, leading to an increasing sense of a slowdown in growth, particularly in the United States and other developed countries. In international commodity markets, prices of crude oil, nonferrous metal, grains and other goods, remained in a high range, reflecting the effects of strong demand and geopolitical risks as well as unseasonable weather and a looser monetary policy.

Domestically, capital investment by private businesses sustained its positive momentum. Exports also continued strong, particularly to East Asia, Europe, and the Middle East, but the implementation of the revised Building Standard Law caused a sharp drop in residential investment, and the combination of higher prices for raw materials, appreciation of the yen and a falling stock market further dampened confidence in the economy. As a result, there was a sense that the expansion was decelerating as the end of fiscal 2007 approached.

## 4. CERTAIN LINE ITEMS IN OUR CONSOLIDATED STATEMENTS OF INCOME

The following is a description of certain line items in our consolidated statements of income:

*Revenues.* We categorize our revenues into sales of tangible products and sales of services and others. We generate revenues from sales of tangible products:

- in connection with our wholesale, retail, manufacturing and processing operations;
- in connection with our real estate operations; and
- under long-term construction type arrangements.

We enter into transactions that include multiple element arrangements, which may include any combination of products, equipment and installation services.

We generate revenues from sale of services and others in connection with:

- customized software development services contracts and other software related services;
- direct financing and operating leases of commercial real estate, automobiles, vessels and aircrafts; and
- other service arrangements, such as arranging finance and coordinating logistics in connection with trading activities.

*Gross Profit.* Gross profit primarily consists of:

- gross profit on transactions for which we act as a principal; and
- fees and commissions received on transactions for which we act as an agent.

To the extent revenues are recorded on a gross basis, any expenses or commissions or other payments to third parties that are directly attributable to the sales are recorded as cost of sales. Gross profit reflects the net amount of gross revenues after cost of sales. As part of sales of services and others, we recognize revenues from fees and commissions on a net basis. As a result, sales of services and others contribute a larger portion of our gross profit than they do of our revenues. For the fiscal year ended March 31, 2008, sales of services and others accounted for 17.2% of our total revenues, but the gross profit from sales of services and others accounted for 47.7% of our gross profit.

*Provision for Doubtful Receivables.* Provision for doubtful receivables represents additions to the valuation allowance provided for probable losses inherent in the trade receivables and long-term loans portfolio. In cases where we are able to collect on such receivables and loans due to changes in circumstances, we subsequently record a reversal of the allowance for doubtful receivables. See "6—Critical Accounting Policies—Collectibility of Receivables."

*Impairment Losses on Long-Lived Assets.* To operate our global business, we maintain a significant amount of long-lived assets. A large portion of such long-lived assets are our real estate, goodwill and other intangible assets. We have recognized impairment losses with respect to our real estate, goodwill and other intangible assets. For a detailed discussion of our accounting policy with respect to such impairment losses, see "6—Critical Accounting Policies—Recoverability of Long-Lived Assets."

*Gain on Sale of Property and Equipment, Net.* As a result of strategic and aggressive replacement of our asset portfolio, we may, at times, recognize gains and losses on sales of some of our real estate assets.

*Dividends.* Dividends reflect dividends declared by companies in which we hold interests other than our consolidated subsidiaries or associated companies.

*Other than Temporary Impairment Losses on Securities.* We maintain a significant level of investments in order to supplement our trading activities. When the fair value of an investment is deemed to have suffered an other-than-temporary decline in value, we recognize impairment losses on such investments. For a detailed discussion of our accounting policy with respect to our marketable securities and other investments, see "6—Critical Accounting Policies—Impairment of Investments in Marketable Securities and Other Investments."

*Gain on Sale of Marketable Securities and Other Investments, Net.* We recognize gains on sales of our non-trading marketable securities and other investments when we elect to sell investment holdings.

*Gain on Issuances of Stock by Subsidiaries and Associated Companies.* If an affiliate company issues shares to a third party, we may recognize gain based on the effect of the difference in our book value per share in the investment and the price at which shares are sold to the third party.

*Equity in Earnings of Associated Companies, Net.* In connection with our investment strategy and the development of business opportunities, we may, from time to time, acquire or make investments in newly established or existing companies, enter into joint

ventures with other entities or form strategic business alliances with industry participants, in each case in a variety of business segments. In general, we account for the earnings or losses of such investee under the equity method when the level of the investment is between 20% and 50% of the total voting equity of the investee.

*Total Trading Transactions.* Total trading transactions is a voluntary disclosure and represents the gross transaction volume of trading transactions, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP. Total trading transactions should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities. A substantial part of total trading transactions represents transactions in which we participate without physical acquisition of goods or without significant inventory risk. We have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and we believe it is a useful supplement to results of operations data as a measure of our performance compared to other similar Japanese trading companies.

## 5. EFFECTS OF RECENT TRANSACTIONS ON OUR CONSOLIDATED STATEMENTS OF INCOME

On May 22, 2007, the Company executed a comprehensive business restructuring agreement ("the Master Agreement") with Liberty Media International, Inc. ("LMI"), Liberty Programming Japan, Inc. (a wholly-owned subsidiary of LMI; "LPJ") and Jupiter TV Co., Ltd. (a joint venture with 50% investment by the Company and LPJ, respectively; "JTV") regarding the business restructuring of JTV, which owned shares in Jupiter Shop Channel Co., Ltd. ("Shop") and the programming provisioning business.

The Company purchased one share of JTV to be issued under the third-party share allocation on May 23, 2007, automatically turning JTV into a consolidated subsidiary of the Company, holding shares of over 50%.

Corporate spin-off and establishment of a new company ("the Spin-off") under which JTV was the Spin-off company and the new company established on July 2, 2007 ("JTV1") was the Successor company.

JTV changed its name to "SC Media & Commerce Inc." beginning July 2, 2007.

The Company acquired SC Media & Commerce Inc. which owned 70% of the Shop, as a wholly-owned subsidiary through a share exchange between the Company and SC Media & Commerce Inc. ("the Share Exchange") on July 3, 2007, which was conditional on the Spin-off being effective.

This transaction promoted the further growth of the Shop business by directly linking the Shop operation with the strategy of the Company, strengthening the business foundations of the Company's overall retail business that the Company is actively expanding. In Addition, the Company intends to maximize revenues by expanding new retail business opportunities from e-commerce and Web marketing, etc.

Jupiter Telecommunications Co., Ltd. (equity method affiliate of the Company; "J:COM") and JTV1 which operated the programming provisioning business had merged on September 1, 2007, which was conditional on the Spin-off being effective. By merging J:COM and JTV1, the Company intends to maximize revenues of the J:COM business and the programming provisioning business through utilizing the financial strength and customer information of J:COM to provide more attractive programming service for customers.

The accompanying consolidated financial statements for the year ended March 31, 2008 include the operating results of JTV based on the increase of ownership from 50% to over 50% of shares outstanding after the purchase of newly issued shares of SC Media & Commerce Inc. (previous JTV) on May 23, 2007.

On October 13, 2006, the Company, Sumisho Lease Co., Ltd. ("SCL"), Sumisho Auto Leasing Corporation ("SAL"), Sumitomo Mitsui Financial Group, Inc. ("SMFG"), SMBC Leasing Company, Limited, a wholly owned subsidiary of SMFG ("SMBC Leasing") and SMBC Auto Leasing Company, Limited, a wholly owned subsidiary of SMBC Leasing ("SMBC Auto Leasing") announced that they had reached a basic agreement to pursue strategic joint businesses in leasing and auto leasing.

SAL and SMBC Auto Leasing merged on October 1, 2007 and the newly merged company's name was changed to "Sumitomo Mitsui Auto Service Company, Limited."

This transaction's objective is to win a place in the leasing industry that is becoming increasingly competitive and to establish a structure aimed at being ranked number one with respect to market share based upon the high-quality of customer bases of both the Companies' Group and SMFG by combining high-value-added service based on SAL's value chain and business network of SMBC Auto Leasing.

The Company had a wholly-owned ownership of the voting shares of SAL prior to this merger and a 60% ownership of the voting shares of Sumitomo Mitsui Auto Service Company, Limited.

## 6. CRITICAL ACCOUNTING POLICIES

The preparation of our consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, which are based on historical experience and on various other assumptions that are believed to

be reasonable under the circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions. For a summary of our significant accounting policies, including the critical accounting policies discussed below, see note 2 to our consolidated financial statements.

The following are the critical accounting policies that are important to our financial condition and results of operations and require significant management judgments and estimates:

**Revenue Presentation – Gross Versus Net**

Acting as an intermediary in executing transactions with third parties is a distinctive role of an integrated trading company (*sogo shosha*). In recognizing revenue from transactions, we must determine whether we are acting as a "principal" in the transaction, and should report revenue on a gross basis based on the sales amount of the transaction, or acting as an "agent" in the transaction, and should recognize net fees or commissions earned. The evaluation of the relevant factors in making this determination is subject to significant subjective judgments. In certain situations, others might make a different determination. Similarly, if our risks and obligations in a certain type of transaction change, the determination of whether revenue should be recognized on a net or gross basis for that type of transaction may also change. Revenues related to a substantial portion of the trading transactions in all our business segments are recognized on a net basis. The amounts of gross profit and net income are not affected by whether revenue is reported on a gross or net basis.

Factors that indicate that we are acting as a principal, and thus should recognize revenue on a gross basis include:

- we are the primary obligor in the arrangement;
- we have general inventory risk (before customer order is placed or upon customer return);
- we have physical loss inventory risk (after customer order or during shipping);
- we have latitude in establishing price;
- we change the product or perform part of the services;
- we have discretion in supplier selection;
- we are involved in the determination of product or service specifications; and
- we have credit risk.

Factors that indicate that we are acting as an agent, and thus should recognize revenue on a net basis relative to the service offered include:

- the supplier (not us) is the primary obligor in the arrangement;
- the amount we earn is fixed; and
- the supplier (not us) has credit risk.

**Revenue Recognition**

Most of our revenues are the result of (i) the sale of tangible products in connection with our wholesale, retail, manufacturing, and processing operations from which revenue is recognized based on the transfer of title, deliver or shipment, or the attainment of customer acceptance, or (ii) from the provision of services and the other sales, from which revenue is recognized based on the delivery of services. Revenue recognition in these situations does not involve difficult, subjective or complex judgments or estimations.

Recognition of revenue using the percentage-of-completion method for certain long-term construction-type arrangements is based on the ratio that costs incurred bear to total estimated project costs and is dependent on our ability to estimate these costs reliably. The impact of revisions of profit estimates on fixed price contracts is recognized in the period in which the revisions are made; anticipated losses on fixed price contracts are charged to earnings when losses can be estimated; and provisions are made for contingencies in the period in which they become known and losses are estimable.

**Collectibility of Receivables**

We engage in a variety of businesses and carry substantial notes and loans receivable, accounts receivable, receivables for associated companies, and long-term receivables. In maintaining our allowance for doubtful receivables, our estimate of probable losses requires consideration of historical loss experience, adjusted for current conditions, and judgments about the probable effects of relevant observable data, including present economic conditions such as delinquency rates, financial health of specific customers and market sectors, collateral values, and the present and expected future levels of interest rates. This estimation requires us to make assumptions and judgments about inherently uncertain matters, and we cannot predict with absolute certainty the amount of losses inherent in the portfolio.

Operating segments that hold greater amounts of long-term receivables than other segments are Transportation & Construction Systems and Infrastructure Business Units.

**Recoverability of Long-Lived Assets**

We maintain significant long-lived assets in the operation of our global business. We review long- lived assets, such as real estate, aircraft and intangibles subject to amortization, for impairment whenever events or changes in circumstances suggest that the carrying amount of such assets may not be recoverable. Determining whether impairment has occurred typically requires various estimates and assumptions, including determining whether cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount, and the asset's residual value, if any. We also review goodwill and other intangible assets with indefinite useful life for impairment at least annually, or more often if events or circumstances, such as adverse changes in the business climate, indicate that there may be impairment. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available. We use internal discounted cash flow estimates, quoted market prices, when available, and independent appraisals, as appropriate, to determine fair value. We derive cash flow estimates from our historical experience and our internal business plans, and apply an appropriate discount rate. Changes in strategy or in market conditions could significantly affect these determinations.

**Impairment of Investments in Marketable Securities and Other Investments**
We regularly review investment securities for impairment based on criteria that include the extent to which the investment's carrying value exceeds its market value, the duration of the market decline, our ability to hold to recovery, and the financial strength and specific prospects of the issuer of the security. We monitor market conditions and the performance of the investees to identify potentially impaired investments. The fair value of non-marketable securities for which impairment losses are recognized is determined based on estimated discounted future cash flows, or other appropriate valuation methods.

**Tax Asset Valuation**
A valuation allowance is established on deferred tax assets when, in management's judgment, it is more likely than not, that the deferred tax asset, or a portion thereof, will not be realized. In assessing the realizability of deferred tax assets, we must determine whether we will be able to generate adequate future taxable income in the tax jurisdictions that give rise to the deferred tax assets during the periods in which the underlying temporary differences become deductible or before tax net operating loss carryforwards expire. We consider all available evidence, both positive and negative, in making this assessment. Determination of the allowance is based on estimates and judgment. A change in the ability of our operations to generate future taxable income in the tax jurisdictions that give rise to the deferred tax assets could change our assessment as to the realizability of these assets.

## 7. RESULTS OF OPERATIONS

**Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007**

*Total Revenues.* Total revenues increased by ¥593.7 billion, or 19.3%, from ¥3,077.2 billion in the fiscal year ended March 31, 2007, to ¥3,670.9 billion in the fiscal year ended March 31, 2008. The increase was mainly due to the consolidation of newly acquired subsidiaries and the expansion of business bases at our subsidiaries.

*Gross Profit.* Gross profit increased by ¥76.8 billion, or 9.0%, from ¥857.7 billion in the fiscal year ended March 31, 2007, to ¥934.5 billion in the fiscal year ended March 31, 2008. The increase was mainly contributed from the effect of the consolidation of newly acquired subsidiaries and strong performances in our steel service center operations, automobile and construction equipment business mainly in Europe, IPP (Independent Power Producer) business mainly in Asia, and condominium sales in the Tokyo Metropolitan Area.

*Selling, General and Administrative Expenses.* Selling, general and administrative expenses increased by ¥59.5 billion, or 9.8%, from ¥609.9 billion in the fiscal year ended March 31, 2007, to ¥669.4 billion in the fiscal year ended March 31, 2008, in line with the growth in gross profit.

*Provision for Doubtful Receivables.* The provision for doubtful receivables increased by ¥3.1 billion, or 38.8%, to ¥11.1 billion in the fiscal year ended March 31, 2008, compared to ¥8.0 billion in the fiscal year ended March 31, 2007. The provision for doubtful receivables recognized for the fiscal year ended March 31, 2008 was mainly related to receivables in the automobile lease and finance business in Asia .

*Impairment Losses on Long-Lived Assets.* Impairment losses on long-lived assets increased by ¥3.7 billion, or 37.8%, from ¥9.8 billion in the fiscal year ended March 31, 2007 to ¥13.5 billion in the fiscal year ended March 31, 2008. Impairment losses recognized for the fiscal year ended March 31, 2008 were mainly related to a mining right for gas development in North America.

*Gain on Sale of Property and Equipment, Net.* Gain on sale of property and equipment increased by ¥1.1 billion, or 45.8%, from ¥2.4 billion in the fiscal year ended March 31, 2007 to ¥3.5 billion in the fiscal year ended March 31, 2008.

*Interest Income.* Interest income decreased by ¥4.6 billion, or 14.0%, from ¥32.9 billion in the fiscal year ended March 31, 2007 to ¥28.3 billion in the fiscal year ended March 31, 2008. This was mainly due to a lower U.S. dollar interest rate.

*Interest Expense.* Interest expense slightly increased by ¥1.1 billion, or 1.6%, from ¥70.0 billion in the fiscal year ended March 31, 2007 to ¥71.1 billion in the fiscal year ended March 31, 2008. The increase was mainly due to a higher Japanese yen interest rate while the increase was partly offset by a lower U.S. dollar interest rate.

*Dividends.* Total dividend income increased by ¥1.2 billion, or 8.5%, from ¥14.1 billion in the fiscal year ended March 31, 2007 to ¥15.3 billion in the fiscal year ended March 31, 2008. This was mainly due to the increased dividends from domestic listed companies.

*Other than Temporary Impairment Losses on Securities.* Other than temporary impairment losses on securities increased by ¥13.1 billion, or 451.7%, from ¥2.9 billion in the fiscal year ended March 31, 2007 to ¥16.0 billion in the fiscal year ended March 31, 2008. Impairment losses recognized for the fiscal year ended March 31, 2008 were mainly related to the investment in The Seiyu, Ltd.

*Gain on Sale of Marketable Securities and Other Investments, Net.* Gain on sale of marketable securities and other investments increased by ¥23.5 billion, or 50.0%, from ¥47.0 billion for the fiscal year ended March 31, 2007 to ¥70.5 billion for the fiscal year ended March 31, 2008. Capital gains on sales of INPEX Holdings Inc. and the business restructuring of Jupiter TV Co., Ltd. contributed for the fiscal year ended March 31, 2008.

*Gain on Issuances of Stock by Subsidiaries and Associated Companies.* Gain on issuances of stock by subsidiaries and associated companies increased by ¥40.0 billion from ¥0.4 billion for the fiscal year ended March 31, 2007 to ¥40.4 billion for the

**Gross Profit & Gross Profit Ratio**
**(Gross Profit/Total Trading Transactions)**


(Billions of Yen)
(%)
1,000
800
600
400
200
0
10.0
8.0
6.0
4.0
2.0
0
706.6
6.84
857.7
8.15
934.5
8.14
2006
2007
2008
Gross Profit (left)
Gross Profit Ratio (right)

**Net Income & Return on Equity**


(Billions of Yen)
(%)
250
200
150
100
50
0
20.0
16.0
12.0
8.0
4.0
0
14.3
160.2
211.0
15.2
238.9
16.1
2006
2007
2008
Net Income (left)
Return on Equity (right)

fiscal year ended March 31, 2008. Gains from the merger of leasing companies of Sumitomo Mitsui Financial Group and Sumitomo Corporation contributed for the fiscal year ended March 31, 2008.

*Equity in Earnings of Associated Companies, Net.* Equity in earnings of associated companies decreased by ¥13.4 billion, or 19.1%, from ¥70.3 billion in the fiscal year ended March 31, 2007 to ¥56.9 billion in the fiscal year ended March 31, 2008. Although Nusa Tenggara Mining Corporation (Batu Hijau copper & gold mine project in Indonesia) and the copper business in the Americas contributed to the increase, we recognized hedge valuation losses related to the San Cristobal silver-zinc-lead mining project in Bolivia*.

*The hedge transactions are one of the conditions for the project finance and for a part of products sales prices over 7 years. As the commodity prices have risen high after our entry into the project, we recognized evaluation losses at the end of this period. As hedge accounting is not applicable to this transactions, these evaluation losses were recorded ahead of the production sales. Therefore, these hedge evaluation losses have no impact on long-term profitability of this project.

*Income Taxes.* Income taxes increased by ¥5.0 billion, or 4.4%, from ¥114.8 billion in the fiscal year ended March 31, 2007 to ¥119.8 billion in the fiscal year ended March 31, 2008, attributable to the increase in income before income taxes and minority interests in earnings of subsidiaries.

*Minority Interests in Earnings of Subsidiaries, Net.* Minority interests in earnings of subsidiaries increased by ¥2.8 billion, or 45.9%, from ¥6.1 billion in the fiscal year ended March 31, 2007 to ¥8.9 billion in the fiscal year ended March 31, 2008. The increase was mainly due to the consolidation of Jupiter Shop Channel (SC Media & Commerce Inc.).

*Net Income.* As a result of the factors discussed above, net income increased by ¥27.9 billion, or 13.2%, from ¥211.0 billion in the fiscal year ended March 31, 2007 to ¥238.9 billion in the fiscal year ended March 31, 2008.

*Total Trading Transactions.* Total trading transactions increased by ¥956.3 billion, or 9.1%, from ¥10,528.3 billion in the fiscal year ended March 31, 2007 to ¥11,484.6 billion in the fiscal year ended March 31, 2008. This was mainly due to the strong performance in mineral resources businesses and the effect of newly consolidated subsidiaries.

## 8. OPERATING SEGMENT ANALYSIS

We manage and assess our business through ten operating segments, including eight operating segments based on industries and two operating segments based on a geographical focus.

We conduct our business through eight business segments based on industries, including: Metal Products; Transportation & Construction Systems; Infrastructure; Media, Network & Lifestyle Retail; Chemical & Electronics; Mineral Resources & Energy; General Products & Real Estate; and Financial & Logistics.

In addition, we conduct our business through regional operations—domestic and overseas. Domestically, in addition to our subsidiaries and offices throughout Japan, we have three regional business units, which are distinct from the industry-based business units, that oversee activities in the Kansai, Chubu and Kyushu-Okinawa regions. Our overseas operations are conducted by our overseas subsidiaries, such as Sumitomo Corporation of America, and branch offices. These regional operations conduct trading activities in all industry sectors based on their specialized knowledge of the regions. In addition, they work together on certain projects with our industry-based business units in order to develop products and services that are more focused for any particular region. In such cases, revenues and expenses are shared by the units based on their respective roles. These regional operations constitute the "Domestic Regional Business Units and Offices" and "Overseas Subsidiaries and Branches" segments in our consolidated financial statements.

The following table sets forth our operating results by operating segments for the fiscal years ended March 31, 2008 and 2007. (The operating segment information for the year ended March 31, 2007 have been reclassified to conform to presentation for March 31, 2008.)

### Breakdown of Gross Profit by Operating Segment

| | Billions of Yen | | | | Millions of U.S. Dollars |
|---|---|---|---|---|---|
| For the years ended March 31, 2008 and 2007 | **2008** | 2007 | increase/ decrease | increase/ decrease | **2008** |
| Metal Products | **¥ 80.2** | ¥ 77.6 | ¥ 2.6 | 3.4% | **$ 802** |
| Transportation & Construction Systems | **157.7** | 134.6 | 23.1 | 17.2 | **1,577** |
| Infrastructure | **41.0** | 38.3 | 2.7 | 7.0 | **410** |
| Media, Network & Lifestyle Retail | **168.7** | 126.1 | 42.6 | 33.8 | **1,687** |
| Chemical & Electronics | **46.0** | 47.9 | (1.9) | (4.0) | **460** |
| Mineral Resources & Energy | **48.0** | 48.1 | (0.1) | (0.2) | **480** |
| General Products & Real Estate | **122.0** | 118.1 | 3.9 | 3.3 | **1,220** |
| Financial & Logistics | **31.8** | 29.2 | 2.6 | 8.9 | **318** |
| Domestic Regional Business Units and Offices | **43.7** | 41.7 | 2.0 | 4.8 | **437** |
| Overseas Subsidiaries and Branches | **200.7** | 226.4 | (25.7) | (11.4) | **2,007** |
| Segment Total | **939.8** | 888.0 | 51.8 | 5.8 | **9,398** |
| Corporate and Eliminations | **(5.3)** | (30.3) | 25.0 | 82.5 | **(53)** |
| Consolidated | **¥934.5** | ¥857.7 | ¥ 76.8 | 9.0% | **$9,345** |

### Breakdown of Net Income by Operating Segment

| | Billions of Yen | | | | Millions of U.S. Dollars |
|---|---|---|---|---|---|
| For the years ended March 31, 2008 and 2007 | **2008** | 2007 | increase/ decrease | increase/ decrease | **2008** |
| Metal Products | **¥ 29.2** | ¥ 26.3 | ¥ 2.9 | 11.0% | **$ 292** |
| Transportation & Construction Systems | **41.6** | 26.7 | 14.9 | 55.8 | **416** |
| Infrastructure | **18.9** | 16.5 | 2.4 | 14.5 | **189** |
| Media, Network & Lifestyle Retail | **13.8** | 12.5 | 1.3 | 10.4 | **138** |
| Chemical & Electronics | **4.7** | 7.8 | (3.1) | (39.7) | **47** |
| Mineral Resources & Energy | **32.0** | 33.1 | (1.1) | (3.3) | **320** |
| General Products & Real Estate | **19.5** | 17.2 | 2.3 | 13.4 | **195** |
| Financial & Logistics | **5.1** | 5.9 | (0.8) | (13.6) | **51** |
| Domestic Regional Business Units and Offices | **9.0** | 7.0 | 2.0 | 28.6 | **90** |
| Overseas Subsidiaries and Branches | **45.6** | 43.2 | 2.4 | 5.6 | **456** |
| Segment Total | **219.4** | 196.2 | 23.2 | 11.8 | **2,194** |
| Corporate and Eliminations | **19.5** | 14.8 | 4.7 | 31.8 | **195** |
| Consolidated | **¥238.9** | ¥211.0 | ¥ 27.9 | 13.2% | **$2,389** |

**Net Income by Segment**



50
40
30
20
20
0
18.9 26.3 29.2
19.8 26.7 41.6
7.7 16.5 18.9
26.6 12.5 13.8
8.9 7.8 4.7
23.3 33.1 32.0
12.7 17.2 19.5
6.2 5.9 5.1
4.8 7.0 9.0
28.2 43.2 45.6
'06 '07 '08
Metal Products
Transportation & Construction Systems
Infrastructure
Media, Network & Lifestyle Retail
Chemical & Electronics
Mineral Resources & Energy
General Products & Real Estate
Financial & Logistics
Domestic Regional Business Units and Offices
Overseas Subsidiaries and Branches

## Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

### Metal Products

Gross profit increased by ¥2.6 billion, or 3.4%, from ¥77.6 billion in the fiscal year ended March 31, 2007 to ¥80.2 billion in the fiscal year ended March 31, 2008. The increase was mainly due to the strong performance in our steel service center operations and steel plates business. Net income increased by ¥2.9 billion, or 11.0%, from ¥26.3 billion in the fiscal year ended March 31, 2007 to ¥29.2 billion in the fiscal year ended March 31, 2008.

### Transportation & Construction Systems

Gross profit increased by ¥23.1 billion, or 17.2%, from ¥134.6 billion in the fiscal year ended March 31, 2007 to ¥157.7 billion in the fiscal year ended March 31, 2008. The increase was mainly due to the continuing strong performance in the automobile and construction equipment business mainly in Europe, and the ship business contributed strongly, reflecting good market conditions. Net income increased by ¥14.9 billion, or 55.8%, from ¥26.7 billion in the fiscal year ended March 31, 2007 to ¥41.6 billion in the fiscal year ended March 31, 2008. The increase was mainly due to the increase in gross profit and the gain from the merger of auto leasing operation.

### Infrastructure

Gross profit increased by ¥2.7 billion; or 7.0%, from ¥38.3 billion in the fiscal year ended March 31, 2007 to ¥41.0 billion in the fiscal year ended March 31, 2008. The increase was mainly due to the strong performance in the IPP business mainly in Asia. Net income increased by 2.4 billion, or 14.5%, from ¥16.5 billion in the fiscal year ended March 31, 2007 to ¥18.9 billion in the fiscal year ended March 31, 2008.

### Media, Network & Lifestyle Retail

Gross profit increased by ¥42.6 billion, or 33.8%, from ¥126.1 billion in the fiscal year ended March 31, 2007 to ¥168.7 billion in the fiscal year ended March 31, 2008. The increase was mainly due to the consolidation of the Jupiter Shop Channel (SC Media & Commerce Inc.) and strong performance by Summit, Inc., a food supermarket. Net income increased by ¥1.3 billion, or 10.4%, from ¥12.5 billion in the fiscal year ended March 31, 2007 to ¥13.8 billion in the fiscal year ended March 31, 2008. The increase was due to the increase in gross profit and capital gain from the exchange of shares for the business restructuring of Jupiter TV Co., Ltd.

### Chemical & Electronics

Gross profit decreased by ¥1.9 billion, or 4.0%, from ¥47.9 billion in the fiscal year ended March 31, 2007 to ¥46.0 billion in the fiscal year ended March 31, 2008. The decrease was mainly due to Cantex Inc., the U.S. polyvinyl chloride pipe manufacturer, which was affected by housing market downturn. Net income decreased by ¥3.1 billion, or 39.7%, from ¥7.8 billion in the fiscal year ended March 31, 2007 to ¥4.7 billion in the fiscal year ended March 31, 2008.

### Mineral Resources & Energy

Gross profit of 48.0 billion in the fiscal year ended March 31, 2008 was at the same level as the gross profit of 48.1 billion in the fiscal year ended March 31, 2007. Net income decreased by ¥1.1 billion, or 3.3%, from ¥33.1 billion in the fiscal year ended March 31, 2007 to ¥32.0 billion in the fiscal year ended March 31, 2008. Nusa Tenggara Mining Corporation (Batu Hijau copper & gold mine project in Indonesia) and the copper business in the Americas showed strong performance. The decrease in net income was mainly due to the hedge evaluation losses related to the San Cristobal silver-zinc-lead project in Bolivia, though the losses were partly offset by capital gains.

### General Products & Real Estate

Gross profit increased by ¥3.9 billion, or 3.3%, from ¥118.1 billion in the fiscal year ended March 31, 2007 to ¥122.0 billion in the fiscal year ended March 31, 2008. The increase was mainly due to the strong performance in condominium sales in Tokyo Metropolitan Area. Net income increased by ¥2.3 billion, or 13.4%, from ¥17.2 billion in the fiscal year ended March 31, 2007 to ¥19.5 billion in the fiscal year ended March 31, 2008.

### Financial & Logistics

Gross profit increased by ¥2.6 billion, or 8.9%, from ¥29.2 billion in the fiscal year ended March 31, 2007 to ¥31.8 billion in the fiscal year ended March 31, 2008. The increase was mainly due to the expansion of the asset management business. Net income decreased by ¥0.8 billion or 13.6%, from ¥5.9 billion in the fiscal year ended March 31, 2007 to ¥5.1 billion in the fiscal year ended March 31, 2008. The decrease was mainly due to the decrease of earnings in the commodity trading business.

### Domestic Regional Business Units and Offices

Gross profit increased by ¥2.0 billion, or 4.8%, from ¥41.7 billion in the fiscal year ended March 31, 2007 to ¥43.7 billion in the fiscal year ended March 31, 2008. The increase was mainly due to the strong performances in the metal products businesses. Net income increased by ¥2.0 billion, or 28.6%, from ¥7.0 billion in the fiscal year ended March 31, 2007 to ¥9.0 billion in the fiscal year ended March 31, 2008.

### Overseas Subsidiaries and Branches

Gross profit decreased by ¥25.7 billion, or 11.4%, from ¥226.4 billion in the fiscal year ended March 31, 2007 to ¥200.7 billion in the fiscal year ended March 31, 2008. The decrease was mainly due to the decreased earning in tubular products businesses primarily in Sumitomo Corporation of America and the effect of foreign exchange rates (appreciation of the yen). Net income increased by ¥2.4 billion, or 5.6%, from ¥43.2 billion in the fiscal year ended March 31, 2007 to ¥45.6 billion in the fiscal year ended March 31, 2008. The increase was mainly due to the strong performances in business in Europe and Asia.

## 9. LIQUIDITY AND CAPITAL RESOURCES

In general, we seek to fund our operations through cash flow from operations, bank debt and debt raised in the capital markets and issuance of commercial paper. Our basic policy for fund raising activities is to secure stable, medium- to long-term low-interest rate funds and liquidity for our operations. As of March 31, 2008, we had ¥4,089.9 billion of short-term and long-term debt. Our short-term debt, excluding current maturities of long-term debt was ¥625.1 billion, an increase of ¥163.2 billion from the previous year. Our short-term debt consisted of ¥356.0 billion of loans, principally from bank, and ¥269.1 billion of commercial paper.

As of March 31, 2008, we had long-term debt of ¥3,464.8 billion, an increase of ¥272.0 billion from the previous year, including current maturities of ¥452.9 billion. As of March 31, 2008, the balance of our borrowings from banks and insurance companies was ¥2,508.7 billion, an increase of ¥139.9 billion from the previous year, and the balance of notes and bonds was ¥575.9 billion, an increase of ¥51.0 billion from the previous year.

Most of our loans from banks contain covenant provisions customary in Japan. We do not believe those provisions materially limit our operating or financial flexibility. However, some credit agreements require us to obtain prior approval for any dividend payments or other distributions to shareholders. Several of the loan agreements require maintenance of certain financial ratios and minimum levels of tangible net worth. Under some agreements, principally with government-owned financial institutions, we may be required to make early repayments of an outstanding amount if the lender concludes that we are able to repay the outstanding amount through improved earnings or from the proceeds of an equity or debt offering, and makes such prepayment request. Certain agreements provide that the banks may require the borrower to receive bank approval prior to the payment of dividends and other appropriations of earnings. We have not been asked to make any such prepayment and currently do not anticipate any prepayment request. See "Risk Factors—Risks stemming from restriction on access to liquidity and capital."

In addition, as of March 31, 2008, we had several committed lines of credit available for immediate borrowing providing an aggregate of up to $1,050 million and ¥445 billion in short-term loans. To date, we have not drawn on any of these lines of credit. We believe these lines of credit do not contain any material covenants, ratings triggers or other restrictions that could potentially impair our ability to draw down funds. We also have several uncommitted lines of credit. These lines of credit consist of:

- a $1,000 million multi-borrower and multi-currency line of credit provided by a syndicate of major European and U.S. banks, under which we can obtain loans for Sumitomo Corporation or any of our subsidiaries in the United Kingdom, Netherlands and the United States;
- a $50 million U.S. dollar-denominated line of credit provided to Sumitomo Corporation of America by a major U.S. bank;
- a ¥330 billion line of credit provided by a syndicate of major Japanese banks; and
- a ¥115 billion line of credit provided by a syndicate of Japanese regional banks.

As of March 31, 2008, our long-term and short-term credit ratings are A2/P-1 from Moody's Investors Service, A/A-1 from Standard & Poor's and AA-/a-1+ from Rating and Investment Information, Inc. In order to facilitate our access to capital markets for funding, we have established several funding programs, including:

- a ¥200 billion Japanese shelf registration for primary debt offerings;
- a ¥1.0 trillion commercial paper program in Japan;
- a $1,500 million commercial paper program, established by our U.S. subsidiary, Sumitomo Corporation of America;
- a U.S.$3,000 million Euro Medium Term Note program jointly established by Sumitomo Corporation Capital Europe PLC, Sumitomo Corporation Capital Netherlands N.V., Sumitomo Corporation of America and Sumitomo Corporation Capital Asia.
- a U.S.$1,500 million Euro-denominated commercial paper program established by Sumitomo Corporation Capital Europe.

**Shareholders' Equity & Shareholders' Equity Ratio**



(Billions of Yen)
(%)
2,000
1,600
1,200
800
400
0
25.0
20.0
15.0
10.0
5.0
0
19.4
1,304.0
1,473.1
17.5
19.7
1,492.7
2006
2007
2008
Shareholders' Equity (left)
Shareholders' Equity Ratio (right)


**Working Capital & Current Ratio (Current Assets/Current Liabilities)**



(Billions of Yen)
(%)
1,500
1,200
900
600
300
0
200
160
120
80
40
0
139.0
1,021.8
1,310.3
134.1
136.2
990.4
2006
2007
2008
Working Capital (left)
Current Ratio (right)

Our total assets decreased by ¥859.1 billion from March 31, 2007, to ¥7,571.4 billion due to the deconsolidation of Sumisho Lease Co., Ltd. which had temporarily been our subsidiary in the process of leasing business restructuring and the decrease of unrealized holding gains on marketable securities. On the other hand, assets increased through the merger of Sumitomo Mitsui Auto Service Co., Ltd. and the consolidation of newly acquired companies.

As of March 31, 2008, our shareholders' equity was ¥1,492.7 billion, representing an increase of ¥19.6 billion from March 31, 2007, due to the increase in retained earnings. Our ratio of shareholders' equity to total assets was 19.7%, up 2.2 points from the end of the previous fiscal year. Our interest-bearing liabilities (net) were ¥3,247.6 billion, an increase of ¥334.3 billion. As a result, our net debt-to-equity ratio was 2.2 as of March 31, 2008.

As of March 31, 2008, we had current trade receivables of ¥2,024.4 billion from third parties and ¥109.4 billion from associated companies. Our current trade receivables in Japan are generally collected within six months. We make allowances for doubtful current receivables, which at March 31, 2008 were ¥14.8 billion. As of March 31, 2008, we had current trade payables of ¥1,243.8 billion to third parties and ¥26.7 billion to associated companies.

We had working capital of ¥990.4 billion as of March 31, 2008 compared to ¥1, 310.3 billion as of March 31, 2007.

Liquidity and Capital Resources

| | Billions of Yen | | | Millions of U.S. Dollars |
|---|---|---|---|---|
| As of March 31, 2008, 2007 and 2006 | **2008** | 2007 | 2006 | **2008** |
| Short-term | | | | |
| Loans, principally from banks | **¥ 356.0** | ¥ 316.2 | ¥ 408.7 | **$ 3,560** |
| Commercial paper | **269.1** | 145.7 | 130.9 | **2,691** |
| | **625.1** | 461.9 | 539.6 | **6,251** |
| Long-term, including current maturities of long-term debt | | | | |
| Secured long-term debt | | | | |
| Loans | **214.1** | 237.4 | 208.5 | **2,141** |
| Bonds | **35.1** | 25.3 | 10.8 | **351** |
| Unsecured long-term debt | | | | |
| Loans | **2,294.7** | 2,131.4 | 1,898.0 | **22,947** |
| Bonds and notes | **540.8** | 499.6 | 495.6 | **5,408** |
| | **3,084.7** | 2,893.7 | 2,612.9 | **30,847** |
| Interest-bearing liabilities (gross) | **3,709.8** | 3,355.6 | 3,152.5 | **37,098** |
| Cash and cash equivalents & time deposits | **462.2** | 442.3 | 530.3 | **4,622** |
| Interest-bearing liabilities (net) | **3,247.6** | 2,913.3 | 2,622.2 | **32,476** |
| Total assets | **7,571.4** | 8,430.5 | 6,711.9 | **75,714** |
| Shareholders' equity | **1,492.7** | 1,473.1 | 1,304.0 | **14,927** |
| Shareholders' equity ratio (%) | **19.7** | 17.5 | 19.4 | |
| Debt-equity ratio (gross) (times) | **2.5** | 2.3 | 2.4 | |
| Debt-equity ratio (net) (times) | **2.2** | 2.0 | 2.0 | |

**Interest-Bearing Liabilities (Net) & Debt-Equity Ratio (Net)**


(Billions of Yen)
(Times)
4,000
3,000
2,000
1,000
0
4
3
2
1
0
2,622.2
2,913.3
3,247.6
2.0
2.0
2.2
2006
2007
2008
Interest-Bearing Liabilities (Net) (left)
Debt-Equity Ratio (Net) (right)

The following table sets forth our cash flow information for the fiscal years ended March 31, 2008, 2007 and 2006:

Summary Statements of Consolidated Cash Flows

| | Billions of Yen | | | Millions of U.S. Dollars |
|---|---|---|---|---|
| For the years ended March 31, 2008, 2007 and 2006 | **2008** | 2007 | 2006 | **2008** |
| Net cash provided by (used in) operating activities | **¥ 320.6** | ¥ 191.2 | ¥ (62.8) | **$ 3,206** |
| Net cash used in investing activities | **(299.8)** | (453.1) | (141.4) | **(2,998)** |
| Free cash flow | **20.8** | (261.9) | (204.2) | **208** |
| Net cash provided by financing activities | **12.7** | 176.1 | 262.1 | **127** |
| Effect of exchange rate changes on cash and cash equivalents | **(15.8)** | 4.4 | 8.3 | **(158)** |
| Effect of the change in the reporting period of subsidiaries and associated companies | **—** | 3.8 | 1.9 | **—** |
| Net increase (decrease) in cash and cash equivalents included in assets held for sale | **2.3** | (7.6) | — | **23** |
| Net increase (decrease) in cash and cash equivalents | **¥ 20.0** | ¥ (85.2) | ¥ 68.1 | **$ 200** |

Net cash provided by operating activities was ¥320.6 billion for the fiscal year ended March 31, 2008, compared to ¥191.2 billion provided in operating activities for the fiscal year ended March 31, 2007. This was due to the strong business performances in each segment.

Net cash used in investing activities was ¥299.8 billion for the fiscal year ended March 31, 2008 compared to ¥453.1 billion for the fiscal year ended March 31, 2007. This was mainly due to the enhancement of core businesses including the expansion of the leasing business.

As a result, free cash flow, calculated as net cash provided by operating activities plus net cash used in investing activities, was ¥20.8 billion cash in for the fiscal year ended March 31, 2008 compared to ¥261.9 billion cash out for the fiscal year ended March 31, 2007.

Net cash provided by financing activities was ¥12.7 billion for the fiscal year ended March 31, 2008 compared to ¥176.1 billion for the fiscal year ended March 31, 2007. As a result of the factors discussed above, cash and cash equivalents increased by ¥20.0 billion from the fiscal year ended March 31, 2007, to ¥456.8 billion.

As of March 31, 2008, our contractual cash obligations for the periods indicated were as follows:

| | Billions of Yen | | | | | | |
|---|---|---|---|---|---|---|---|
| | Payments due by period | | | | | | |
| | Total | Less than 1 year | 1 – 2 years | 2 – 3 years | 3 – 4 years | 4 – 5 years | More than 5 years |
| Long-term debt | **¥3,464.8** | ¥452.9 | ¥445.4 | ¥519.0 | ¥535.4 | ¥390.3 | ¥1,121.8 |
| Operating leases | **338.6** | 38.6 | 35.1 | 32.8 | 31.0 | 27.9 | 173.2 |
| Total | **¥3,803.4** | ¥491.5 | ¥480.5 | ¥551.8 | ¥566.4 | ¥418.2 | ¥1,295.0 |

Long-term debt includes capital lease obligations.

As of March 31, 2008, we had long-term financing commitments in the aggregate amount of ¥15.5 billion in connection with loans and investments in equity capital.

We enter into long-term purchase commitments in the normal course of our trading operations that provide for either fixed prices or basic purchase prices adjustable to market. Those commitments are in most instances matched with counterparty sales contracts. Long-term purchase contracts at fixed prices or at basic purchase prices adjustable to market amounted to ¥1,087.9 billion as of March 31, 2008. Scheduled deliveries are at various dates through 2016.

As of March 31, 2008, we have no material commitments for capital expenditures.

In addition to our commitments discussed above, in connection with our businesses, from time to time, we incur various contingent liabilities, such as guarantees of our customers' obligations. In addition, we are, from time to time, subject to contingent liabilities arising from litigation. These contingent liabilities are discussed in detail in "10 Contingencies" and "11 Litigation" described below. Although we currently do not believe that our cash needs under such contingent liabilities will be significant, if, contrary to expectations, defaults under guarantees are substantial or there is a major adverse outcome in our litigation, such contingent liabilities may create significant new cash needs for us.

Our primary future recurring cash needs will be for working capital, capital investments in new and existing business ventures and debt service. Our growth strategy contemplates the making of investments, in the form of acquisitions, equity investments and loans. We invested ¥496.6 billion in property, equipment and other assets and made ¥107.0 billion of other investments in the fiscal year ended March 31, 2008. We are currently contemplating acquisitions of companies complementary to our existing businesses and also to related business areas in all business segments.

These investments, however, are either at a preliminary evaluation stage or are subject to a number of conditions, and accordingly, may not be completed. And we believe that our existing cash, current credit arrangements and cash flow from operations will be sufficient to meet our cash needs during the foreseeable future, although we cannot assure you that this will be the case. If our future cash flows from operations are less than we expect, we may need to incur additional debt, pursue other sources of liquidity, or modify our investment plans.

## 10. CONTINGENCIES

In connection with our businesses, from time to time, we incur various contingent liabilities, such as guarantees of our customers' obligations. We conduct business with counterparties around the world, and we make an effort to control the related trade receivables and guarantees in order to minimize concentrations of credit risks. We do not anticipate losses on the commitments and guarantees discussed below in excess of established allowances.

From time to time, we sell certain trade notes receivable to banks and other financial institutions on a recourse basis in the ordinary course of our business. In particular, we enter into such transactions when we believe holding a particular receivable may expose us to unnecessary risks, such as foreign currency exchange risks associated with a non-yen-denominated receivable matched with a yen-denominated payable. As of March 31, 2008, we were contingently liable to certain banks for the aggregate amount of ¥145.4 billion for discounted trade notes receivable (principally relating to export transactions maturing through 2010) sold to those banks on a recourse basis.

As of March 31, 2008, we were contingently liable for guarantees (continuing through 2033) in the aggregate amount of ¥100.8 billion, including ¥70.5 billion relating to our associated companies and ¥3.3 billion to our employees but excluding discounted trade notes receivable sold to banks on a recourse basis as discussed above. The guarantees were primarily to enhance the credit standings of our associated companies, suppliers, buyers and employees, and in respect of the residual value on operating leases.

We also provide residual value guarantees to compensate for any potential shortfall between a specified price and actual sale proceeds on fixed dates to 2015 in the aggregate amount of ¥11.6 billion, for some owners in relation to transportation equipment subject to operating leases. If the market value of the transportation equipment is less than the guaranteed value on the fixed date, we will be required to compensate for the shortfall. The current estimated future value of such transportation equipment is higher than the guaranteed value, and consequently there was no allowance for the liabilities under these guarantees as of March 31, 2008.

## 11. LITIGATION

The Companies are involved in certain legal actions and claims incidental to its business. In the opinion of management, none of these actions or claims will have a material adverse effect on the financial position on result of operations of the Companies.

## 12. NEW ACCOUNTING PRONOUNCEMENTS

In September, 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. SFAS No. 157 applies when other accounting pronouncements require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The application of SFAS No. 157 is not expected to have a significant impact on the Companies' consolidated financial statements.

In February, 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a contract-by-contract basis. SFAS No. 159 contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Companies are evaluating the effect of impact on the Companies' consolidated financial statements.

In December, 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R amends the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired arising from business combinations. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141R is effective as of the

beginning of an entity's first fiscal year that begins after December 14, 2008. The Companies are evaluating the effect of the adoption of SFAS No. 141R.

In December, 2007, the FASB issued SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51". SFAS No. 160 defines the accounting for noncontrolling interests (previously referred to as minority interests) which should be reported as a component of equity. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective as of the beginning of an entity's first fiscal year that begins after December 14, 2008. The Companies are evaluating the effect of the adoption of SFAS No. 160.

## 13. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

In the normal course of business, we are exposed to risks arising from fluctuations in interest and currency exchange rates, commodity prices and equity prices. In order to manage these risks, we use financial and commodity derivative instruments including: foreign exchange forwards, currency swaps and options; interest rate swaps, futures and options; and commodity futures, forwards, swaps, and options. To a lesser degree, we also use derivative commodity instruments for trading purposes within prescribed position limits and loss limits imposed under the risk management structure described below.

### Interest Rate Risk

Our business activities expose us to market risks arising from changes in interest rates, which we monitor and take measures to minimize through our Financial Resources Management Group of the Corporate Group. In particular, interest rate fluctuations will impact our borrowing costs because a significant amount of our outstanding debt instruments are floating rate instruments and because we have short-term borrowings that we refinance from time to time. However, the impact on our borrowing costs will be partially offset by increased returns on some of our assets which will also be impacted by interest rate fluctuations. In addition, we are engaged in financing activities, such as automobile financing, which could be affected by interest rate fluctuations. To manage this risk, we enter into interest rate swap agreements, future contracts and option contracts which serve to modify and match the interest rate characteristics of our assets and liabilities.

### Foreign Currency Exchange Rate Risk

The nature of our global operations expose us to market risks caused by fluctuations in foreign currency exchange rates related to imports, exports and financing in currencies other than the local currency. Each business department manages its foreign currency exchange rate risk by entering into internal foreign exchange forward contracts with our Financial Resources Management Group. Through those internal transactions and otherwise, the Financial Resources Management Group monitors the company-wide market risks arising from the changes in foreign exchange rates associated with underlying transactions denominated in foreign currencies. The Financial Resources Management Group enters into foreign exchange forward contracts, currency swap agreements and currency option contracts with third parties for hedging purposes.

### Commodity Price Risk

As major participants in global commodity markets, we trade in commodities such as physical precious and base metals, energy products (crude oil and refined oil products) and agricultural products (wheat, coffee, sugar and others), and utilize a variety of derivatives related to these commodities. Derivatives on those commodities are often used to hedge price movements in the underlying physical transactions. To a lesser degree, we use such instruments for trading purposes within well-defined position limits and loss limits. In addition, we are engaged in mining and oil and gas production operations, which are subject to fluctuations in commodity prices.

### Equity Price Risk

We are exposed to equity price risk inherent in stock we hold in financial institutions and our customers and suppliers for strategic purposes and in the other investments held by us. We do not take continuous hedging measures against the market exposures on those securities.

The cost, fair value and unrealized holding net gains on our marketable equity securities as of March 31, 2008 and 2007 were as follows:

The Cost, Fair Value and Net Unrealized Gains on Marketable Equity Securities

| | Billions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| As of March 31, 2008 and 2007 | **2008** | 2007 | **2008** |
| Cost | **¥238.1** | ¥198.4 | **$2,381** |
| Fair value | **467.6** | 659.2 | **4,676** |
| Net unrealized gains | **¥229.5** | ¥460.8 | **$2,295** |

**Risk Management Structure**

Any business department wishing to enter into a derivative transaction or any other type of transaction exposing us to market risk must obtain approval from the President or General Manager, depending on the magnitude of the transaction, before it enters into the transaction. The President or General Manager, as the case may be, reviews requests with the assistance of staff members who have expertise in derivative contracts. The request must identify the counterparty, the applicable market and credit risks and state the objectives of the transaction, the trading limit, and the loss limit amount.

The Financial Resources Management Group provides the following with respect to the execution and monitoring of transactions:

- back office support services for financial and derivative commodity transactions, such as opening accounts, confirming the execution of contracts, processing settlement and delivery of funds, and maintaining accounting records for the transactions;
- confirmation of balances of each transaction position; and
- monitoring of the status of positions and analyzing and calculating the risks of related transactions on a company-wide basis, and issuing periodic reports to our senior management, including semi-annual reports to our board of directors.

Our subsidiaries are required to comply with the risk management structure described above when they execute commodity market transactions.

**VaR (Value-at-Risk)**

VaR is a statistical measure of the potential maximum loss in the fair value of a portfolio that may result from adverse market movements in underlying risk factors, which is calculated over a defined period and within a certain confidence level. We use the VaR method to measure the market risk for certain market-sensitive commodity transactions and certain financial transactions. The following table sets forth the year-end, high, low, and average VaR figures (which are generally calculated on a three-day holding period) as of the end of each month in the fiscal year ended March 31, 2008:

VaR

| | Billions of Yen | | | |
|---|---|---|---|---|
| For the year ended March 31, 2008 | At year-end | High | Low | Average |
| | ¥4.3 | ¥6.9 | ¥3.8 | ¥5.9 |

We estimated VaR during the defined periods using the Monte Carlo simulation method with a confidence level of 99%. As VaR incorporates historical data regarding changes in market risk factors, our actual results may differ materially from the calculations above.

We periodically conduct backtesting in which estimated quantitative risks are compared with actual gains or losses to verify the accuracy of our VaR measurement model. The actual value of gains or losses never exceeded VaR in our backtesting during the twelve months ended December 31, 2007, which was the most recent period for which backtesting was conducted. Based on our backtesting, we believe our VaR model provided reasonably accurate measurements.

# CONSOLIDATED BALANCE SHEETS

Sumitomo Corporation and Subsidiaries
As of March 31, 2008 and 2007

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| **ASSETS** | **2008** | 2007 | **2008** |
| **Current assets:** | | | |
| Cash and cash equivalents (Note 11) | **¥ 456,809** | ¥ 436,814 | **$ 4,568** |
| Time deposits (Note 11) | **5,369** | 5,514 | **54** |
| Marketable securities (Notes 5 and 11) | **19,856** | 17,304 | **199** |
| Receivables—trade (Notes 6, 11 and 21): | | | |
| Notes and loans | **242,312** | 292,630 | **2,423** |
| Accounts | **1,782,114** | 1,722,118 | **17,821** |
| Associated companies | **109,354** | 100,014 | **1,093** |
| Allowance for doubtful receivables | **(14,789)** | (13,594) | **(148)** |
| Inventories (Note 7) | **756,190** | 757,473 | **7,562** |
| Deferred income taxes (Note 12) | **39,300** | 39,314 | **393** |
| Advance payments to suppliers | **73,881** | 55,617 | **739** |
| Assets held for sale (Note 3) | **—** | 1,516,385 | **—** |
| Other current assets (Note 13) | **253,354** | 228,161 | **2,534** |
| Total current assets | **3,723,750** | 5,157,750 | **37,238** |
| | | | |
| **Investments and long-term receivables** (Notes 6, 11 and 21): | | | |
| Investments in and advances to associated companies (Note 8) | **883,635** | 559,537 | **8,836** |
| Other investments (Note 5) | **655,190** | 833,825 | **6,552** |
| Long-term receivables | **832,761** | 706,107 | **8,328** |
| Allowance for doubtful receivables | **(22,099)** | (28,454) | **(221)** |
| Total investments and long-term receivables | **2,349,487** | 2,071,015 | **23,495** |
| | | | |
| **Property and equipment, at cost** (Notes 9, 11 and 21) | **1,596,457** | 1,371,650 | **15,964** |
| **Accumulated depreciation** | **(599,329)** | (506,959) | **(5,993)** |
| | **997,128** | 864,691 | **9,971** |
| | | | |
| **Goodwill and other intangible assets** (Notes 3, 10 and 21) | **379,405** | 255,526 | **3,794** |
| | | | |
| **Prepaid expenses, non-current** (Note 13) | **47,836** | 47,428 | **478** |
| | | | |
| **Deferred income taxes, non-current** (Note 12) | **14,228** | 11,632 | **142** |
| | | | |
| **Other assets** | **59,565** | 22,435 | **596** |
| | | | |
| **Total** (Note 19) | **¥7,571,399** | ¥8,430,477 | **$75,714** |

See the accompanying notes to consolidated financial statements.

| LIABILITIES AND SHAREHOLDERS' EQUITY | Millions of Yen 2008 | Millions of Yen 2007 | Millions of U.S. Dollars 2008 |
|---|---|---|---|
| **Current liabilities:** | | | |
| Short-term debt (Note 11) | ¥ 625,106 | ¥ 461,931 | $ 6,251 |
| Current maturities of long-term debt (Note 11) | 428,869 | 416,491 | 4,289 |
| Payables—trade (Note 21): | | | |
| Notes and acceptances | 84,610 | 107,865 | 846 |
| Accounts | 1,159,158 | 1,103,839 | 11,592 |
| Associated companies | 26,716 | 38,654 | 267 |
| Income taxes (Note 12) | 37,419 | 54,919 | 374 |
| Accrued expenses | 101,557 | 103,755 | 1,015 |
| Advances from customers | 107,269 | 79,152 | 1,073 |
| Liabilities associated with assets held for sale (Note 3) | — | 1,329,288 | — |
| Other current liabilities (Note 12) | 162,667 | 151,509 | 1,627 |
| Total current liabilities | 2,733,371 | 3,847,403 | 27,334 |
| **Long-term debt, less current maturities** (Notes 11, 21 and 22) | 3,011,992 | 2,764,352 | 30,120 |
| **Accrued pension and retirement benefits** (Note 13) | 14,074 | 9,835 | 141 |
| **Deferred income taxes, non-current** (Note 12) | 189,273 | 239,507 | 1,893 |
| **Minority interests** | 129,947 | 96,252 | 1,299 |
| **Commitments and contingent liabilities** (Note 23) | | | |
| **Shareholders' equity** (Notes 14 and 18): | | | |
| Common stock — authorized 2,000,000,000 shares; issued 1,250,602,867 shares in 2008 and 2007 | 219,279 | 219,279 | 2,193 |
| Additional paid-in capital | 291,032 | 279,711 | 2,910 |
| Retained earnings: | | | |
| Appropriated for legal reserve | 17,696 | 17,696 | 177 |
| Unappropriated | 943,114 | 755,159 | 9,431 |
| | 960,810 | 772,855 | 9,608 |
| Accumulated other comprehensive income (Note 15) | 22,845 | 222,290 | 228 |
| Treasury stock, at cost: 607,954 and 15,118,112 shares in 2008 and 2007, respectively | (1,224) | (21,007) | (12) |
| Total shareholders' equity | 1,492,742 | 1,473,128 | 14,927 |
| **Total** | ¥7,571,399 | ¥8,430,477 | $75,714 |

# CONSOLIDATED STATEMENTS OF INCOME

Sumitomo Corporation and Subsidiaries
For the years ended March 31, 2008, 2007 and 2006

| | Millions of Yen | | | Millions of U.S. Dollars |
|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2008 |
| **Revenues** (Note 19): | | | | |
| Sales of tangible products | ¥ 3,040,712 | ¥ 2,495,030 | ¥ 2,079,576 | $ 30,407 |
| Sales of services and others | 630,184 | 582,180 | 501,835 | 6,302 |
| Total revenues | 3,670,896 | 3,077,210 | 2,581,411 | 36,709 |
| **Cost** (Notes 9 and 20): | | | | |
| Cost of tangible products sold | 2,551,640 | 2,076,591 | 1,737,706 | 25,517 |
| Cost of services and others | 184,714 | 142,930 | 137,058 | 1,847 |
| Total cost | 2,736,354 | 2,219,521 | 1,874,764 | 27,364 |
| **Gross profit** (Note 19) | 934,542 | 857,689 | 706,647 | 9,345 |
| **Other income (expenses):** | | | | |
| Selling, general and administrative expenses (Notes 9, 10 and 13) | (669,364) | (609,900) | (515,807) | (6,694) |
| Settlements on copper trading litigation | — | 9,584 | (109) | — |
| Provision for doubtful receivables (Note 6) | (11,077) | (8,041) | (14,707) | (111) |
| Impairment losses on long-lived assets (Notes 9 and 10) | (13,545) | (9,822) | (12,423) | (135) |
| Gain (loss) on sale of property and equipment, net | 3,471 | 2,355 | (362) | 35 |
| Interest income | 28,273 | 32,936 | 18,998 | 283 |
| Interest expense | (71,111) | (70,022) | (38,951) | (711) |
| Dividends | 15,260 | 14,095 | 10,423 | 153 |
| Other than temporary impairment losses on securities | (15,996) | (2,850) | (3,723) | (160) |
| Gain on sale of marketable securities and other investments, net (Note 5) | 70,529 | 46,970 | 43,966 | 705 |
| Gain on issuances of stock by subsidiaries and associated companies (Notes 3 and 8) | 40,411 | 360 | 1,534 | 404 |
| Equity in earnings of associated companies, net (Notes 8 and 12) | 56,942 | 70,307 | 51,374 | 569 |
| Other, net | (742) | (1,732) | 947 | (7) |
| Total other income (expenses) | (566,949) | (525,760) | (458,840) | (5,669) |
| **Income before income taxes and minority interests in earnings of subsidiaries** (Note 12) | 367,593 | 331,929 | 247,807 | 3,676 |
| **Income taxes** (Note 12) | 119,772 | 114,843 | 80,737 | 1,198 |
| **Income before minority interests in earnings of subsidiaries** | 247,821 | 217,086 | 167,070 | 2,478 |
| **Minority interests in earnings of subsidiaries, net** | (8,893) | (6,082) | (6,833) | (89) |
| **Net income** (Note 19) | ¥ 238,928 | ¥ 211,004 | ¥ 160,237 | $ 2,389 |
| **Total trading transactions*** (Note 19) | ¥11,484,585 | ¥10,528,277 | ¥10,336,265 | $114,846 |

| | Yen | | | U.S. Dollars |
|---|---|---|---|---|
| **Net income per share of common stock** (Note 18): | | | | |
| Basic | ¥ 192.51 | ¥ 169.93 | ¥ 130.18 | $ 1.93 |
| Diluted | 192.47 | 169.90 | 130.17 | 1.92 |

*Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under accounting principles generally accepted in the United States of America ("U.S. GAAP").

See the accompanying notes to consolidated financial statements.

# CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Sumitomo Corporation and Subsidiaries
For the years ended March 31, 2008, 2007 and 2006

| | Millions of Yen | | | Millions of U.S. Dollars |
|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2008 |
| **Common stock:** | | | | |
| Balance, beginning of year | ¥ 219,279 | ¥ 219,279 | ¥ 219,279 | $ 2,193 |
| Balance, end of year | ¥ 219,279 | ¥ 219,279 | ¥ 219,279 | $ 2,193 |
| **Additional paid-in capital:** | | | | |
| Balance, beginning of year | ¥ 279,711 | ¥ 279,470 | ¥ 238,859 | $ 2,797 |
| Increase due to Share Exchange Agreement (Note 3) | 11,190 | — | 39,896 | 112 |
| Increase due to grant of stock options | 341 | 263 | 742 | 3 |
| Loss on sale of treasury stock | (210) | (22) | (27) | (2) |
| Balance, end of year | ¥ 291,032 | ¥ 279,711 | ¥ 279,470 | $ 2,910 |
| **Retained earnings appropriated for legal reserve:** | | | | |
| Balance, beginning of year | ¥ 17,696 | ¥ 17,696 | ¥ 17,686 | $ 177 |
| Reclassification due to merger under common control (Note 14) | — | — | 10 | — |
| Balance, end of year | ¥ 17,696 | ¥ 17,696 | ¥ 17,696 | $ 177 |
| **Unappropriated retained earnings:** | | | | |
| Balance, beginning of year | ¥ 755,159 | ¥ 579,217 | ¥ 442,630 | $ 7,552 |
| Effect of adoption of new accounting standard (Notes 12 and 14) | (6,099) | — | — | (61) |
| Net income | 238,928 | 211,004 | 160,237 | 2,389 |
| Cash dividends | (44,874) | (36,188) | (22,140) | (449) |
| Reclassification due to merger under common control (Note 14) | — | — | (10) | — |
| Effect of the change in the reporting period of subsidiaries and associated companies | — | 2,406 | (1,500) | — |
| Effect of the change of the accounting principles and others (Note 14) | — | (1,280) | — | — |
| Balance, end of year | ¥ 943,114 | ¥ 755,159 | ¥ 579,217 | $ 9,431 |
| **Accumulated other comprehensive income (loss), net of tax (Note 15):** | | | | |
| Balance, beginning of year | ¥ 222,290 | ¥ 213,767 | ¥ 17,083 | $ 2,222 |
| Other comprehensive income (loss), net of tax | (199,445) | 42,329 | 190,138 | (1,994) |
| Adjustment to initially apply SFAS No.158 (Note 13) | — | (30,436) | — | — |
| Effect of the change in the reporting period of subsidiaries and associated companies | — | (3,370) | 6,546 | — |
| Balance, end of year | ¥ 22,845 | ¥ 222,290 | ¥ 213,767 | $ 228 |
| **Treasury stock, common stock:** | | | | |
| Balance, beginning of year | ¥ (21,007) | ¥ (5,454) | ¥ (646) | $ (210) |
| Increase due to Sumisho Lease becoming a Subsidiary (Note 3) | — | (15,468) | — | — |
| Increase due to Share Exchange Agreement (Note 3) | (72,245) | — | (4,625) | (722) |
| Decrease due to Share Exchange Agreement (Note 3) | 91,680 | — | — | 917 |
| Other, net | 348 | (85) | (183) | 3 |
| Balance, end of year | ¥ (1,224) | ¥ (21,007) | ¥ (5,454) | $ (12) |
| **Total** | ¥1,492,742 | ¥1,473,128 | ¥1,303,975 | $14,927 |
| **Comprehensive income:** | | | | |
| Net income | ¥ 238,928 | ¥ 211,004 | ¥ 160,237 | $ 2,389 |
| Other comprehensive income (loss), net of tax (Note 15) | | | | |
| Net unrealized holding gains (losses) on securities available-for-sale | (134,662) | 11,925 | 152,393 | (1,347) |
| Foreign currency transaction adjustments | (56,441) | 25,688 | 45,974 | (564) |
| Net unrealized gains (losses) on derivatives | 2,697 | 4,716 | (8,229) | 27 |
| Pension liability adjustments | (11,039) | — | — | (110) |
| Comprehensive income | ¥ 39,483 | ¥ 253,333 | ¥ 350,375 | $ 395 |

See the accompanying notes to consolidated financial statements.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

Sumitomo Corporation and Subsidiaries
For the years ended March 31, 2008, 2007 and 2006

| | Millions of Yen | | | Millions of U.S. Dollars |
|---|---|---|---|---|
| | **2008** | 2007 | 2006 | **2008** |
| **Operating activities:** | | | | |
| Net income | **¥ 238,928** | ¥ 211,004 | ¥ 160,237 | **$ 2,389** |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | | | |
| Depreciation and amortization | **146,624** | 113,278 | 94,239 | **1,466** |
| Provision for doubtful receivables | **11,077** | 8,041 | 14,707 | **111** |
| Impairment losses on long-lived assets | **13,545** | 9,822 | 12,423 | **135** |
| (Gain) loss on sale of property and equipment, net | **(3,471)** | (2,355) | 362 | **(35)** |
| Other than temporary impairment losses on securities | **15,996** | 2,850 | 3,723 | **160** |
| Gain on sale of marketable securities and other investments, net | **(70,529)** | (46,970) | (43,966) | **(705)** |
| Gain on issuances of stock by subsidiaries and associated companies | **(40,411)** | (360) | (1,534) | **(404)** |
| Equity in earnings of associated companies, less dividends received | **(17,041)** | (44,412) | (32,114) | **(170)** |
| Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures: | | | | |
| Increase in receivables | **(3,611)** | (92,375) | (267,595) | **(36)** |
| Increase in inventories | **(41,415)** | (87,503) | (96,570) | **(414)** |
| Increase in payables | **69,990** | 106,887 | 146,392 | **700** |
| (Increase) decrease in prepaid expenses | **(21,576)** | 10,266 | (18,360) | **(216)** |
| Other, net | **22,545** | 3,062 | (34,696) | **226** |
| Net cash provided by (used in) operating activities | **320,651** | 191,235 | (62,752) | **3,207** |
| **Investing activities:** | | | | |
| Expenditures for property, equipment and other assets | **(496,554)** | (317,034) | (188,505) | **(4,966)** |
| Proceeds from sale of property, equipment and other assets | **63,562** | 43,174 | 163,500 | **636** |
| Acquisition of available-for-sale securities | **(58,022)** | (35,327) | (63,542) | **(580)** |
| Proceeds from sale of available-for-sale securities | **51,391** | 48,246 | 58,381 | **514** |
| Proceeds from maturities of available-for-sale securities | **102** | 75 | 1,093 | **1** |
| Acquisition of held-to-maturity securities | **(310)** | (165) | (14,014) | **(3)** |
| Proceeds from maturities of held-to-maturity securities | **1,795** | 2,395 | 3,350 | **18** |
| Acquisition of other investments | **(106,971)** | (300,749) | (238,692) | **(1,070)** |
| Proceeds from sale of other investments | **83,446** | 35,368 | 91,149 | **834** |
| Increase in loans and other receivables | **(483,953)** | (434,036) | (338,038) | **(4,839)** |
| Collection of loans and other receivables | **646,327** | 497,551 | 382,620 | **6,463** |
| Net (increase) decrease in time deposits | **(656)** | 7,382 | 1,270 | **(7)** |
| Net cash used in investing activities | **(299,843)** | (453,120) | (141,428) | **(2,999)** |
| **Financing activities:** | | | | |
| Net increase (decrease) in short-term debt | **38,162** | (28,140) | 115,389 | **382** |
| Proceeds from issuance of long-term debt | **681,881** | 779,713 | 728,289 | **6,819** |
| Repayment of long-term debt | **(592,987)** | (539,739) | (551,063) | **(5,930)** |
| Cash dividends paid | **(44,874)** | (36,188) | (22,140) | **(449)** |
| Capital contribution from minority interests | **1,286** | 565 | 2,233 | **13** |
| Repayment from securities lending activities | **—** | — | (10,349) | **—** |
| Acquisition of treasury stock, net | **(70,789)** | (105) | (214) | **(708)** |
| Net cash provided by financing activities | **12,679** | 176,106 | 262,145 | **127** |
| **Effect of exchange rate changes on cash and cash equivalents** | **(15,823)** | 4,414 | 8,284 | **(158)** |
| **Effect of the change in the reporting period of subsidiaries and associated companies** | **—** | 3,815 | 1,860 | **—** |
| **Net increase (decrease) in cash and cash equivalents included in assets held for sale (Note 3)** | **2,331** | (7,636) | — | **23** |
| **Net increase (decrease) in cash and cash equivalents** | **19,995** | (85,186) | 68,109 | **200** |
| **Cash and cash equivalents, beginning of year** | **436,814** | 522,000 | 453,891 | **4,368** |
| **Cash and cash equivalents, end of year** | **¥ 456,809** | ¥ 436,814 | ¥ 522,000 | **$ 4,568** |

See the accompanying notes to consolidated financial statements.

## 1. DESCRIPTION OF BUSINESS

Sumitomo Corporation (the "Company") is an integrated trading company (*sogo shosha*). The Company and its subsidiaries (together, the "Companies") are engaged in a wide range of business activities on a global basis. The Companies' business foundation consists of trust, global relations with over 100,000 business partners around the world, a global network with offices and subsidiaries worldwide, intellectual capital, and advanced functions in business development, logistic solutions, financial services, IT solutions, risk management and intelligence gathering and analysis. Through integration of these elements, the Companies provide a diverse array of values to our customers. Based on this business foundation and these functions, the Companies engage in general trading of a wide range of goods and commodities and in various business activities. The Companies act as both principal and agent in these trading transactions. The Companies also provide a range of services for a variety of industries, such as: financing for customers and suppliers; planning, coordination and operation of urban and industrial infrastructure projects; consulting in areas such as system integration and technology development; and transportation and logistics. In addition, the Companies engage in other diverse business activities, including investing in a variety of industries ranging from biotechnology to communications; developing natural resources; manufacturing and processing products such as steel products and textiles; developing and managing real estate; and operating retail stores.

The Companies conduct business through eight industry-based business segments and two sets of regional operations (domestic and overseas) (see Note 19). The Companies' industry-based business segments are:

- Metal Products
- Transportation & Construction Systems
- Infrastructure
- Media, Network & Lifestyle Retail
- Chemical & Electronics
- Mineral Resources & Energy
- General Products & Real Estate
- Financial & Logistics

Each business segment operates with a degree of autonomy in pursuing strategic goals, managing operations and ensuring accountability.

We reformed our nine Business Unit segments to eight on April 1, 2007. Accordingly, the four operating segments in the previous year, the "Media, Electronics & Network", the "Chemical", the "Consumer Goods & Service" and the "Materials & Real Estate" Business Unit segment, were reorganized to the three, the "Media, Network & Lifestyle Retail", the "Chemical & Electronics" and the "General Products & Real Estate" Business Unit segment. The "Machinery & Electric" Business Unit segment changed the name to the "Infrastructure" Business Unit segment.

"Trading" as used in the following descriptions of the Companies' industry-based business segments represents sales transactions where the business segment acts as a principal or an agent. See revenue recognition discussed in Note 2 (o).

Metal Products— The Metal Products Business Unit segment engages in global trading involving ferrous and non-ferrous metal products and investment in processing and manufacturing. In steel sheets and tubular products business, we are offering supply chain management (SCM) services in response to the customer's precise needs. This segment is comprised of three Iron & Steel Divisions, the Tubular Products Division, the Metal Products for Automotive Industries Division and the Non-Ferrous Products & Metals Division.

Transportation & Construction Systems— The Transportation & Construction Systems Business Unit segment engages in global transactions involving ships, aircraft, transportation systems, motor vehicles, construction equipment and related components and parts. Activities of this segment range from trading, leasing and financing to designing and arranging the construction of public transportation systems. This segment consists of the Ship, Aerospace & Transportation Systems Division, two Automotive Divisions and the Construction & Mining Systems Division.

Infrastructure— The Infrastructure Business Unit segment engages in a wide range of large-scale infrastructure development projects relating to, power generation, telecommunications facilities, water and sewage facilities and so on. This segment also engages in constructing, investing and financing of infrastructure projects overseas and in supplying manufacturing equipment and systems, and electric power projects for various domestic industries. This segment also engages in trading and investing in businesses such as energy-saving and environment-friendly technology. This segment consists of the Telecommunication, Environment & Industrial Infrastructure Business Division and the Power & Social Infrastructure Business Division.

Media, Network & Lifestyle Retail— The Media, Network & Lifestyle Retail Business Unit segment engages in cable TV operations, production and distribution of programming, movie business, IT solution service business, cell-phone related business and internet related business. This segment also engages in retail business such as food supermarket, drugstore, various mail order business and fashion brand business. With these businesses, this segment intends to enhance the value of each business, as well as to expand synergy among them. This segment consists of the Media Division, the Network Division and the Lifestyle & Retail Business Division.

Chemical & Electronics— The Chemical & Electronics Business Unit segment handles an extensive range of products such as raw materials for plastics, plastic products, organic and inorganic chemicals, and is also involved and invests in businesses, relating to cutting-edge electronic materials including silicon wafers and blue LEDs, pharmaceuticals, medical services, agricultural chemicals, household insecticide and pet supplies. This segment is also actively operating EMS* mainly in Asia. This segment consists of the Basic & Performance Chemicals Division, the Electronics Division and Life Science Division.

*EMS: Electronics Manufacturing Services, providing electronics devices manufacturing services on a contract basis.

**Mineral Resources & Energy**— The Mineral Resources & Energy Business Unit segment develops and trades various mineral and energy sources including coal, iron ore, non-ferrous metal, precious metal, petroleum, natural gas and liquefied natural gas (LNG). This segment also trades ferrous and non-ferrous raw materials, petroleum products, liquefied petroleum gas (LPG), solar and storage batteries, carbon products and nuclear fuels. This segment consists of two Mineral Resources Divisions and the Energy Division.

**General Products & Real Estate**— The General Products & Real Estate Business Unit segment engages in trading, marketing, manufacturing, selling, processing and distribution of food, foodstuffs, fertilizers, cement, timber, building materials, paper pulp, used paper and tires. This segment is also engaged in a variety of real estate activities relating to office buildings and commercial and residential real property. This segment consists of the Food Business Division, Materials & Supplies Division and the Construction & Real Estate Division.

**Financial & Logistics**— The Financial & Logistics Business Unit segment engages in finance-related businesses such as commodity futures trading, derivative transactions, private equity investments, mergers and acquisition-related activities, consumer and small-business financing, the development and marketing of alternative investment instruments, and in logistics services ranging from delivery, customs clearance and transportation services to the development and operation of industrial parks. Acting as a broker, this segment also arranges for insurance in connection with trading conducted by other business segments. This segment consists of the Financial Service Division and the Logistics & Insurance Business Division.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies applied in the preparation of the accompanying consolidated financial statements are summarized below:

### (a) Principles of Presentation and Consolidation

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and principally operates. The translation of Japanese yen amounts into United States dollars for the year ended March 31, 2008 is included solely for the convenience of readers and has been made at the rate of ¥100 = U.S. $1, the approximate exchange rate prevailing at the Federal Reserve Bank of New York on March 31, 2008. Such translation should not be construed as a representation that the Japanese yen amounts have been, or could in the future be converted into United States dollars at that or any other rate.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company and most of its subsidiaries' accounting records are maintained principally in accordance with accounting practices prevailing in the countries of domicile. Adjustments to those records have been made to present these consolidated financial statements in accordance with U.S. GAAP. The significant adjustments include those relating to the accounting for the valuation of certain investment securities, pension costs, accrual of certain expenses and losses, derivative instruments and hedging activities, leases, business combinations, and deferred taxes.

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Associated companies consist of companies and corporate joint ventures owned 20% to 50%, or those owned less than 20% in the case where the Companies have the ability to exercise significant influence over operating and financial policies. Investments in associated companies are accounted for by the equity method. A loss in value of an investment that is other than a temporary decline is recognized in the period incurred. All significant intercompany accounts and transactions have been eliminated. The accounts of certain subsidiaries that have a fiscal year end within three months prior to March 31 have been included in the consolidated financial statements based on their fiscal year.

During the fiscal years ended March 31, 2007 and 2006, some subsidiaries and associated companies changed their reporting periods to March 31. The effect of these changes was included in the accompanying Consolidated Statements of Shareholders' Equity and Comprehensive Income and of Cash Flows classified as "Effect of the change in the reporting period of subsidiaries and associated companies."

The Companies also consolidate variable interest entities for which they are the primary beneficiary, in accordance with FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities ("FIN No. 46R")."

### (b) Cash Equivalents

The Companies consider all highly liquid investments, including short-term time deposits, with an original maturity of three months or less, to be cash equivalents.

### (c) Foreign Currency Translation

The Company's functional and reporting currency is Japanese yen. Under the provision of Statements of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Transactions," assets and liabilities denominated in foreign currencies are translated into Japanese yen at the respective year-end exchange rates. All income and expense accounts are translated at the average rates of exchange prevailing during each fiscal year in consolidating the financial statements of overseas subsidiaries whose functional currency is other than Japanese yen. The resulting accumulated translation adjustments are included in a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. All foreign currency transaction gains and losses are included in income in the period incurred.

**(d) Inventories**

Inventories mainly consist of commodities, materials and real estate held for development and resale. The cost of inventories is determined based on the moving average basis or specific-identification basis. Precious metals that have immediate marketability at quoted market prices are valued at market value with unrealized gains and losses included in earnings. Other commodities and materials are stated at the lower of average cost or market. Real estate held for development and resale are stated at the lower of cost or net realizable value.

**(e) Marketable Securities and Other Investments**

Marketable equity securities and all debt securities

SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" requires all investments in debt and marketable equity securities to be classified as either trading, available-for-sale, or held-to-maturity securities. All of the Companies' investments in debt securities and marketable equity securities are classified as either (i) trading securities, which are accounted for at fair value with unrealized gains and losses included in earnings, (ii) available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of accumulated other comprehensive income (loss), net of related taxes in the accompanying consolidated balance sheets, or (iii) held-to-maturity securities, which are accounted for at amortized cost. Those securities that mature or are expected to be sold in one year are classified as current assets.

A decline in fair value of any available-for-sale or held-to-maturity securities below the amortized cost basis that is deemed to be other than temporary results in a write-down of the amortized cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices.

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Companies evaluate the cost basis of available-for-sale securities and held-to-maturity securities for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include: the degree of change in the ratio of market prices per share to book value per share at date of evaluation compared to that at date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the fair value of an available-for-sale security relative to the cost basis of the investment, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors.

The cost of securities sold is determined based on the average cost of all the shares of such security held at the time of sale.

Other investments

Non-marketable equity securities held as investments are carried at cost. Management semi-annually assesses the results of the underlying companies, the performance of the underlying companies relative to plan, industry conditions, financial condition and prospects and determines whether any events or changes in circumstances that might have a significant adverse effect on fair value are identified. When events or changes in circumstances that might have a significant adverse effect on fair value are identified, management assesses whether the fair value of the investment has declined below its carrying amount. If a decline in fair value below cost is judged to be other than temporary, after considering the period of time that the estimated fair value has been below the carrying amount of the investment, the carrying value of the investment is written down to its estimated fair value. Fair value is determined based on analysis of discounted estimated cash flows, valuation models based on revenues, profitability and net worth, market value of comparable companies, and other valuation approaches.

**(f) Allowance for Doubtful Receivables**

An allowance for doubtful receivables is maintained at the level which, in the judgment of management, is adequate to provide for probable losses that can be reasonably estimated. Management considers individual customers' risk factors such as historical performance, recent developments, changes in original terms, internal risk-ratings, industry trends, and other specific factors applicable to the customer as well as general risk factors including, but not limited to, sovereign risk of the country where the customer resides.

The Companies maintain a specific allowance for impaired loans. A loan is considered impaired pursuant to SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Pursuant to SFAS No. 114, a loan is impaired if it is probable that the Companies will not collect all principal and interest due. An impairment allowance is recognized equal to the difference between the loan's book value and either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's market price if available, or the fair value of collateral if the loan is collateral dependent. In addition to the specific allowance, an allowance is established for probable losses that are not individually identified but are expected to have occurred that are inherent in portfolios of similar loans. This allowance for losses is based on relevant observable data that include, but are not limited to, historical experience, delinquencies, loan stratification by portfolio, and when applicable, geography, collateral type, and size of the loan balance. Past due balances are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

**(g) Property and Equipment**

Property and equipment is stated at cost less accumulated depreciation. Depreciation of buildings, including leasehold improvements, is computed principally under the straight-line method. Depreciation of Machinery and equipment is computed under the straight-line method or the declining-balance method. Depreciation of mineral rights is computed under the units-of-production over the estimated proven and probable reserve tons.

SFAS No. 143, "Accounting for Asset Retirement Obligations" addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company records the fair value of an asset retirement obligation as a liability with the corresponding increases to the carrying amount of the long-lived assets

that are amortized over the life of the assets. The liability is adjusted each period to reflect the passage of time and changes in the estimates.

**(h) Impairment of Long-Lived Assets**

Long-lived assets and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows without interest expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair values are determined based on market values, appraisal or discounted future cash flows based on realistic assumptions less costs to sell.

Assets to be disposed of are reported separately in the balance sheet at the lower of the carrying amount or fair value less cost to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

**(i) Goodwill and Other Intangible Assets**

Goodwill represents the excess of the cost of an acquired entity over the net of the amount assigned to assets acquired and liabilities assumed. SFAS No. 141, "Business Combinations" requires that all business combinations are accounted for by the purchase method. Under SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized and instead requires annual impairment testing thereof at least annually. Intangible assets with a definite useful life are amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144. Intangible assets determined to have an indefinite useful life are not amortized, but instead are tested for impairment based on fair value at least annually until the remaining life would be determined to no longer be indefinite.

Goodwill and intangible assets not subject to amortization are tested for impairment at the reporting unit level at least annually, or more often if events or circumstances, such as adverse changes in the business climate, indicate that there may be impairment.

**(j) Stock Option Plan**

The Company has stock option plans as incentive plans for directors, executive officers, and corporate officers under the Company's qualification system.

The Company accounted for these arrangements under SFAS No. 123, "Accounting for Stock-Based Compensation," amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123," through June 30, 2005. SFAS No. 123 gave entities a choice of recognizing compensation expense related to the grant of stock options by either adopting a fair value method or continuing to measure compensation using the intrinsic value approach under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations including FIN No. 44, "Accounting for Certain Transactions involving Stock Compensation." The Company chose to continue using the intrinsic-value-based method of accounting prescribed by APB Opinion No. 25 for fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the market price of the underlying common stock exceeds the exercise price on the date of grant. There was no grant of stock options from April 1, 2005 to June 30, 2005. As a result, no such compensation expense was incurred for the three months ended June 30, 2005.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This statement supersedes APB Opinion No. 25, and its related implementation guidance. SFAS No. 123R requires measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must also be recognized. The Company adopted SFAS No. 123R effective July 1, 2005 under the modified prospective method of application. Under this method, compensation expense for stock options granted or modified after June 30, 2005 is recognized based on SFAS No. 123R. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of July 1, 2005 is recognized in accordance with SFAS No. 123R as the requisite service is rendered on or after that date.

**(k) Income Taxes**

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Companies adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN No. 48") on April 1, 2007. FIN No. 48 clarifies the criteria for recognizing tax benefits under SFAS No. 109, "Accounting for Income Taxes." FIN No. 48 also requires additional financial statement disclosures about uncertain tax positions. The Companies recognize interest and penalties accrued to be paid on an underpayment of income taxes in income taxes in the Consolidated Statement of Income. See Note 12 about the effect of the adoption of FIN No. 48.

**(l) Derivative Instruments and Hedging Activities**

The Companies account for derivatives and hedging activities in accordance with SFAS No. 133, "Accounting for Derivative

Instruments and Certain Hedging Activities," as amended, which requires that all derivative instruments be recorded on the accompanying consolidated balance sheets at their respective fair values. The Companies utilize derivative instruments to manage interest rate risk, foreign currency risk and the risk of the price fluctuation of commodity inventories and trading commitments. The primary derivative instruments used by the Companies include foreign exchange forward contracts, currency swaps, interest rate swaps and commodity future contracts.

On the date a derivative contract is entered into, the Companies designate the derivative as a hedge of the fair value of a recognized asset or liability (fair-value hedge), a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability (cash-flow hedge), or a hedge of a net investment in a foreign operation. For all hedging relationships the Companies formally document the hedging relationship and their risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring effectiveness and ineffectiveness. This process includes linking all derivatives that are designated as hedges to specific assets and liabilities on the accompanying consolidated balance sheets. The Companies also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss) on the accompanying consolidated balance sheets to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. If a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in other comprehensive income (loss). The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge, a cash-flow hedge or a hedge of a net investment in foreign operation is reported in earnings. Changes in the fair value of derivative trading instruments are reported in current period earnings.

The Companies discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, or the derivative is de-designated as a hedging instrument, because management determines that designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Companies continue to carry the derivative on the accompanying consolidated balance sheets at its fair value and no longer adjust the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. In all other situations in which hedge accounting is discontinued, the Companies continue to carry the derivative at its fair value on the accompanying consolidated balance sheets and recognize any subsequent changes in its fair value in earnings.

**(m) Use of Estimates in the Preparation of the Financial Statements**

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with U.S. GAAP. Significant items subject to such estimates and assumptions include the allowance for doubtful receivables, inventories, investments, impairment of long-lived assets, deferred income taxes and contingencies. Actual results could differ from those estimates.

**(n) Net Income per Share**

Net income per share is presented in accordance with the provisions of SFAS No. 128, "Earnings per Share." Under SFAS No. 128, basic net income per share excludes dilution for potential common shares and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares.

**(o) Revenue Recognition**

The Companies recognize revenue when it is realized or realizable and earned. The Companies consider revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured.

The Companies also enter into transactions that include multiple element arrangements, which may include any combination of products, equipment, and installation services. In accordance with FASB EITF No. 00-21, "Revenue Arrangements with Multiple Deliverables," if certain elements are delivered prior to others in the arrangement, revenue is deferred until the delivery of the last element, unless transactions are such that the price of a deliverable, when it is regularly sold on a standalone basis of the undelivered elements, is available and the functionality of the delivered element is not dependent on the undelivered elements. The Companies allocate revenue involving multiple elements to each element based on its relative fair value.

Gross versus net

In the normal course of business, the Companies frequently act as an intermediary or agent in executing transactions with third parties. In these arrangements, the Companies determine whether to report revenue based on the "gross" amount billed to the ultimate customer for goods or services provided or on the "net" amount received from the customer after commissions and other payments

to third parties. However, the amounts of gross profit and net income are not affected by whether revenue is reported on a gross or net basis.

Determining whether revenue should be reported gross or net is based on an assessment of whether the Companies are acting as a "principal" or an "agent" in a transaction. Accordingly, to the extent that the Companies are acting as a principal in a transaction, the Companies report revenue on a gross basis and to the extent that the Companies are acting as an agent in a transaction, the Companies report revenue on a net basis. The determination of whether the Companies are acting as a principal or an agent in a transaction involves judgment and is based on an evaluation of the terms of an arrangement.

Factors that indicate that the Companies act as a principal, and thus recognize revenue on a gross basis include: (i) the Companies are the primary obligor in the arrangement, (ii) the Companies have general inventory risk (before customer order is placed or upon customer return), (iii) the Companies have physical loss inventory risk (after customer order or during shipping), (iv) the Companies have latitude in establishing price, (v) the Companies change the product or perform part of the services, (vi) the Companies have discretion in supplier selection, (vii) the Companies are involved in the determination of product or service specifications, and (viii) the Companies have credit risk.

Factors that indicate that the Companies act as an agent, and thus recognize revenue on a net basis relative to the service offered include: (i) the supplier (not the Companies) is the primary obligor in the arrangement, (ii) the amount the Companies earn is fixed, and (iii) the supplier (not the Companies) has credit risk.

#### Revenue from sales of tangible products

The Companies generate revenue from sales of tangible products (i) in connection with the Companies' wholesale, retail, manufacturing and processing operations, (ii) in connection with the Companies' real estate operations, and (iii) under long-term construction type arrangements.

The Companies recognize revenue from sales of tangible products in connection with the Companies' wholesale, retail, manufacturing and processing operations when title and risk of loss have been transferred to the customer. Depending upon the terms of the contract, this may occur at the time of delivery or shipment or upon the attainment of customer acceptance. The conditions of acceptance are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specifications are not recognized as revenue until the attainment of customer acceptance. The Companies' policy is not to accept product returns unless the products are defective. The Companies have no material exposure to losses under warranty provisions on transactions with which the Companies are involved. Such losses are recognized when probable and estimable. The effects of rebate and discount programs are recognized as a reduction of revenue. The effects of such programs are not material. The Companies recognize revenue upon delivery, shipment, or upon the attainment of customer acceptance for steel service center operations in which the Companies process and cut steel sheets to customer specifications [Metal Products], dealership operations in which the Companies sell automobiles to general consumers and distribute construction equipment and machinery to construction companies [Transportation & Construction Systems], retail business operations such as supermarkets and drugstores [Media, Network & Lifestyle Retail], plastic products [Chemical & Electronics], and service station operations in which the Companies provide petroleum for automobiles [Mineral Resources & Energy].

Revenues from sale of land, office-buildings, and condominiums are recognized using the full accrual method provided that various criteria relating to the terms of the transactions are met. These criteria deal with whether (i) a sale is consummated, (ii) the buyer's initial and continuing investments are adequate, (iii) the seller's receivable is not subject to future subordination, and (iv) the seller has transferred to the buyer the usual risks and rewards of ownership and does not have a substantial continuing involvement with the property. Revenues relating to transactions that do not meet the established criteria are deferred and recognized when the criteria are met or using the installment or cost recovery methods as appropriate in the circumstances.

The Companies generate revenue from sales of tangible products under long-term construction type arrangements, principally in connection with the construction of power plants in which the Companies provide engineering, procurement and construction [Infrastructure] under the percentage-of-completion method as prescribed by AICPA Statement of Position ("SOP") No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Progress toward completion is measured using the cost-to-cost method. Under the cost-to-cost method, revenues are recognized based on the ratio that costs incurred bear to total estimated costs. The Companies review cost performance and estimate to complete projections on its contracts at least quarterly, and in many cases, more frequently. The impact of revisions of profit estimates on fixed price contracts are recognized in the period in which the revisions are made. Anticipated losses on fixed price contracts are charged to earnings when such losses can be estimated. Provisions are made for contingencies in the period in which they become known pursuant to specific contract terms and conditions are estimable.

#### Revenue from sales of services and others

The Companies also generate revenue from sales of services and others in connection with (i) customized software development services contracts and other software related services, (ii) direct financing and operating leases of automobiles, vessels, and aircrafts, and (iii) all other service arrangements such as arranging finance and coordinating logistics in connection with trading activities.

The Companies recognize revenue from customized software development services contracts and other software related services in accordance with the provisions of SOP No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions." Revenue from the customized software services contracts that require the Companies to develop, manufacture or modify information technology (IT) systems to a customer's specification, and to provide services related to the performance of such contracts, is recognized upon customer acceptance if pricing is fixed and determinable and collectibility is probable. The terms of such service contracts are less

than one year. Revenue from maintenance is recognized over the contractual period or as the services are performed [Media, Network & Lifestyle Retail].

The Companies recognize revenue from direct financing leases, sales type leases and leveraged leases using methods that approximate the interest method. The Companies recognize revenue from the sales of equipment under sales type leases at the inception of lease. Related origination and other non-refundable fees and direct origination costs are deferred and amortized as an adjustment of interest and direct financing lease income over the contractual lives of the arrangements. Rental income on operating leases is recognized on an accrual basis.

The accrual of interest income on direct financing leases, sales type leases and leveraged leases is generally suspended and an account placed on non-accrual status when payment of principal on interest is contractually delinquent for ninety days or more, or earlier when in the opinion of management, full collection of principal and interest is doubtful. To the extent that the estimated value of collateral does not satisfy both the principal and accrued income receivables, previously accrued interest is reversed. Proceeds received on non-accrued loans are applied to the outstanding principal balance until such time as the outstanding receivable is collected, or charged off, or returned to accrual status.

Direct financing leases, sales type leases and leveraged leases are recorded at the aggregate of future minimum lease payments plus estimated residual values less unearned finance income. Operating lease equipment is carried at cost less accumulated depreciation and is depreciated to estimated residual value using the straight-line method over the projected economic life of the asset. Equipment acquired in satisfaction of loans and subsequently placed on operating lease is recorded at the lower of carrying value or estimated fair value when acquired. Management performs periodic reviews of the estimated residual values and recognizes impairment losses in the period they are determined to occur. The Companies recognize revenue from operating leases in connection with automobiles leased to consumers, vessels leased to shipping companies, aircraft leased to airlines [Transportation & Construction Systems], and rental of commercial real estate [General Products & Real Estate].

Revenue from all other service arrangements include transactions in which the Companies act between customer and supplier as agent or broker to provide such services as arranging financing or coordinating logistics in connection with trading activities. Such revenues are recognized when the contracted services are rendered to third-party customers.

#### Total trading transactions

Total trading transactions is a voluntary disclosure and represents the gross transaction volume of trading transactions, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent. Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP. Total trading transactions should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities. A substantial part of total trading transactions represents transactions in which the Companies participate without physical acquisition of goods or without significant inventory risk. The Companies have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and the Companies believe it is a useful supplement to results of operations data as a measure of the Companies' performance compared to other similar Japanese trading companies.

### (p) Issuance of Stock by Subsidiaries and Associated Companies

The Company recognizes a gain or loss when a subsidiary or an associated company issues its shares to third parties at amounts in excess of or less than the Company's average carrying value. Such a gain or loss is recognized only when the realization of a gain or loss is reasonably assured and the value of the proceeds can be objectively determined.

### (q) Capitalized Software Costs

The Companies capitalize certain costs incurred to purchase or develop software for internal-use. Costs incurred to develop software for internal-use are expensed as incurred during the preliminary project stage, which includes costs for making strategic decisions about the project, determining performance and system requirements and vendor demonstration cost. Costs incurred subsequent to the preliminary project stage through implementation are capitalized. The Companies also expense costs incurred for internal-use software projects in the post implementation stage such as costs for training and maintenance.

Costs incurred to develop software to be sold are capitalized subsequent to the attainment of technological feasibility in the form of detailed program design. Those costs include coding and testing performed subsequent to establishing technological feasibility. Costs incurred prior to reaching technological feasibility are expensed as incurred. Capitalized software costs are amortized on a product-by-product basis. The annual amortization is the greater of the amount computed using (i) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (ii) the straight-line method over the remaining estimated economic life of the product including the period being reported on. Amortization starts when the product is available for general release to customers.

### (r) New Accounting Standards

In September, 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. SFAS No. 157 applies when other accounting pronouncements require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The application of SFAS No. 157 is not expected to have a significant impact on the Companies' consolidated financial statements.

In February, 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a

contract-by-contract basis. SFAS No. 159 contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Companies are evaluating the effect of impact on the Companies' consolidated financial statements.

In December, 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R amends the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired arising from business combinations. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141R is effective as of the beginning of an entity's first fiscal year that begins after December 14, 2008. The Companies are evaluating the effect of the adoption of SFAS No. 141R.

In December, 2007, the FASB issued SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No.51". SFAS No. 160 defines the accounting for noncontrolling interests (previously referred to as minority interests) which should be reported as a component of equity. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No.160 is effective as of the beginning of an entity's first fiscal year that begins after December 14, 2008. The Companies are evaluating the effect of the adoption of SFAS No. 160.

**(s) Reclassifications**

Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

## 3. ACQUISITIONS

**2008**

On May 22, 2007, the Company executed a comprehensive business restructuring agreement ("the Master Agreement") with Liberty Media International, Inc. ("LMI"), Liberty Programming Japan, Inc. (a wholly-owned subsidiary of LMI; "LPJ") and Jupiter TV Co., Ltd. (a joint venture with 50% investment by the Company and LPJ, respectively; "JTV") regarding the business restructuring of JTV, which owned shares in Jupiter Shop Channel Co., Ltd. ("Shop"). The business restructuring included following items;

(1) The Company purchased one share of JTV to be issued under the third-party share allocation on May 23, 2007, automatically turning JTV into a consolidated subsidiary of the Company, holding shares of over 50%.

The purchase price was determined based on the expected future cash flows JTV will generate. The accompanying consolidated financial statements for the year ended March 31, 2008 include the operating results of JTV based on the increase of ownership, from 50% to over 50% of shares outstanding after the purchase of newly issued shares of JTV on May 23, 2007.

The following table summarizes the estimated fair values of the assets purchased and liabilities assumed at the date of purchase.

| | Millions of Yen | Millions of U.S. Dollars |
|---|---|---|
| Current assets | ¥ 35,364 | $ 354 |
| Property and equipment | 7,744 | 77 |
| Goodwill and other intangible assets | 7,492 | 75 |
| Other assets | 7,394 | 74 |
| Total assets purchased | 57,994 | 580 |
| Current liabilities | (17,165) | (172) |
| Long-term liabilities | (3,743) | (37) |
| Minority interest | (23,433) | (234) |
| Total liabilities assumed | (44,341) | (443) |
| Book value of investment before acquisition | (13,652) | (137) |
| Net assets purchased | ¥ 1 | $ 0 |

(2) Corporate spin-off and establishment of a new company ("the Spin-off") under which JTV was the Spin-off company and the new company established on July 2, 2007 ("JTV1") was the Successor company. The company name of "JTV" was changed to "SC Media & Commerce Inc." beginning July 2, 2007.

(3) The Company acquired SC Media & Commerce Inc. as a wholly-owned subsidiary through a share exchange between the Company and SC Media & Commerce Inc. ("the Share Exchange") on July 3, 2007, which was conditional on the Spin-off being effective. The fair value of treasury stock granted to LPJ upon the Share Exchange was ¥102,124 million ($1,021million).

This transaction promoted the further growth of the Shop business by directly linking the Shop operation with the strategy of the Company, strengthening the business foundations of the Company's overall retail business that the Company is actively expanding. In addition, the Company intends to maximize revenues

by expanding new retail business opportunities from e-commerce and Web marketing, etc.

In connection with this transaction, ¥46,463 million ($465 million) and ¥58,708 million ($587 million) were assigned to intangible assets subject to amortization and goodwill, respectively. The intangible assets subject to amortization consist primarily of customer relationships with a weighted-average amortization period of 17 years.

(4) Jupiter Telecommunications Co., Ltd. (equity method affiliate of the Company; "J:COM") and JTV1 had merged on September 1, 2007, which was conditional on the Spin-off being effective. By merging J:COM and JTV1, the Company intends to maximize revenues of J:COM business and the programming provisioning business through utilizing the financial strength and customer information of J:COM to provide more attractive programming service for the customers.

On October 13, 2006, the Company, Sumisho Lease Co., Ltd. ("SCL"), Sumisho Auto Leasing Corporation ("SAL"), Sumitomo Mitsui Financial Group, Inc. ("SMFG"), SMBC Leasing Company, Limited, a wholly owned subsidiary of SMFG ("SMBC Leasing") and SMBC Auto Leasing Company, Limited, a wholly owned subsidiary of SMBC Leasing ("SMBC Auto Leasing") announced that they had reached a basic agreement to pursue strategic joint businesses in leasing and auto leasing.

SAL and SMBC Auto Leasing merged on October 1, 2007 and the newly merged company's name was changed to "Sumitomo Mitsui Auto Service Company, Limited."

SAL issued 10,767,948 common shares at ¥4,139 ($41) per share, or ¥44,567 million ($446 million) in total, in this merger.

This transaction's objective is to win a place in the leasing industry that is becoming increasingly competitive and to establish a structure aimed at being ranked number one with respect to market share based upon the high-quality of customer bases of both the Companies' Group and SMFG by combining high-value-added service based on SAL's value chain and business network of SMBC Auto Leasing.

The Company had a wholly-owned ownership of the voting shares of SAL prior to this merger and a 60% ownership of the voting shares of Sumitomo Mitsui Auto Service Company, Limited. The merger ratio was determined based on the stock value of SAL and SMBC Auto Leasing.

The following table summarizes the estimated fair values of the assets purchased and liabilities assumed at the date of merger.

| | Millions of Yen | Millions of U.S. Dollars |
|---|---|---|
| Current assets | ¥ 228,032 | $ 2,280 |
| Property and equipment | 76,957 | 770 |
| Other assets | 24,085 | 241 |
| Total assets purchased | 329,074 | 3,291 |
| Current liabilities | (222,772) | (2,228) |
| Long-term liabilities | (70,543) | (705) |
| Minority interest | (6,518) | (65) |
| Total liabilities assumed | (299,833) | (2,998) |
| Net assets purchased | ¥ 29,241 | $ 293 |

In connection with this transaction, ¥5,280 million ($53 million) and ¥13,983 million ($140 million) were assigned to intangible assets subject to amortization and goodwill, respectively. The intangible assets subject to amortization consist primarily of customer relationships with a weighted-average amortization period of 20 years.

As a result of this merger, the Companies recognized a gain of ¥13,021 million ($130 million), related to the difference between the Companies' book value of the investment and the price at which shares were sold to SMFG which is classified as "Gain on issuances of stock by subsidiaries and associated companies." The Companies have not recognized income taxes for this gain because the Companies have a tax planning strategy with an objective to avoid any future taxes on the gain.

For the year ended March 31, 2008, other than SC Media & Commerce Inc. and SMBC Auto Leasing acquisition, the Companies made material business acquisitions with an aggregate purchase amount of ¥20,069 million ($201 million) for six companies, including operations such as a leading oilfield services provider to OEM's, sale, import and design of Italian apparel, automobile lease, financial services provider focused on the domestic companies, internet drugstore, sales of U.S. natural soda ash and others. In connection with these business combinations, ¥8,053 million ($81 million) and ¥5,630 million ($56 million) were recognized in other intangible assets and goodwill, respectively. The intangible assets subject to amortization consist primarily of customer relationships.

The Companies have used preliminary estimates with respect to the value of the underlying net assets on the acquisitions above in determining amounts of goodwill. The amount of goodwill may be adjusted upon completion of the purchase price allocation.

**2007**

On October 13, 2006, the Company, Sumisho Lease Co., Ltd. ("SCL"), Sumisho Auto Leasing Corporation ("SAL"), Sumitomo Mitsui Financial Group, Inc. ("SMFG"), SMBC Leasing Company, Limited, a wholly owned subsidiary of SMFG ("SMBC Leasing") and SMBC Auto Leasing Company, Limited, a wholly owned subsidiary of SMBC Leasing announced that they reached a basic agreement to pursue strategic joint businesses in leasing and auto leasing.

The Sumitomo Corporation Group and the SMFG Group agreed to position their leasing as a strategic joint business and to jointly aim to establish the best leasing businesses in Japan through the

merger of SCL and SMBC Leasing. SCL, utilizing the various value chains of the Sumitomo Corporation Group, has a unique customer base and know-how. SMBC Leasing, leveraging capabilities of the SMFG Group to provide financial solutions, has a different customer base and know-how. This merger will enable the two groups to combine the different customer bases and know-how of each group.

SCL and SMBC Leasing merged on October 1, 2007. In anticipation of this merger, on December 14, 2006 the Company acquired 26,177,722 shares of SCL through a tender offer (the "TOB") between October 31, 2006 and December 7, 2006, for all shares subscribed in the TOB. As a result of the TOB, the Company owns approximately 97 % of the shares of SCL and SCL has become a consolidated subsidiary of the Company. On May 22, 2007, the Company and SCL entered into a Share Exchange Agreement to make SCL a wholly-owned subsidiary of the Company, based on resolutions of their respective Board of Directors held on the same day. The share exchange took place on July 1, 2007, and approvals of the general meetings of shareholders were not needed by either company since the Share Exchange was executed through a simplified share exchange for the Company and through a short-form share exchange for SCL, based on Article 796, Paragraph 3 and Article 784, Paragraph 1 of the Company Law of Japan, respectively. In accordance with the Share Exchange Agreement, the Company paid ¥7,000 per common stock to the shareholders of SCL, exclusive of the Company.

The accompanying consolidated financial statements for the year ended March 31, 2007 include the operating results of SCL based on ownership of approximately 37 % of shares outstanding prior to the TOB and 97% of SCL shares outstanding after December 13, 2006.

In connection with this purchase, ¥92,580 million was assigned to goodwill.

The following table summarizes the estimated fair values of the assets purchased and liabilities assumed at the date of purchase.

| | Millions of Yen |
|---|---|
| Cash and cash equivalents | ¥ 3,629 |
| Receivables—trade | 1,271,771 |
| Property and equipment | 48,235 |
| Goodwill and other intangible assets | 95,561 |
| Other investments | 41,014 |
| Other assets | 28,742 |
| Total assets purchased | 1,488,952 |
| Payables—trade | (64,853) |
| Debt | (1,131,843) |
| Other liabilities | (75,863) |
| Total liabilities assumed | (1,272,559) |
| Treasury Stock | 15,468 |
| Book value of investment before acquisition | (48,387) |
| Net assets purchased | ¥ 183,474 |

SCL and SMBC Leasing merged on October 1, 2007 and the new leasing company became an associated company of the Company. Assets and liabilities of SCL have been presented as assets held for sale and liabilities associated with assets held for sale in the consolidated financial statements.

The following table shows the components of assets held for sale and liabilities associated with assets held for sale as of March 31, 2007, respectively. Assets held for sale are included in the Corporate segment.

| | Millions of Yen |
|---|---|
| Cash and cash equivalents | ¥ 7,636 |
| Receivables—trade | 1,296,549 |
| Property and equipment | 47,802 |
| Goodwill and other intangible assets | 95,625 |
| Other investments | 40,986 |
| Other assets | 27,787 |
| Assets held for sale | ¥1,516,385 |
| Payables—trade | ¥ 60,515 |
| Debt | 1,188,245 |
| Other liabilities | 80,528 |
| Liabilities associated with assets held for sale | ¥1,329,288 |

For the year ended March 31, 2007, other than the SCL acquisition, the Companies made material business acquisitions of an aggregate purchase amount of ¥12,492 million of five companies, including operations such as the sales of basic Petrochemicals in the U.S., a drugstore chain, men's and women's apparel, shearing, slitting and sale of steel plates, manufacturing and sales of electric equipment, industrial facilities and others. In connection with these business combinations, ¥1,612 million and ¥4,351 million were recognized in other intangible assets and goodwill, respectively. The intangible assets subject to amortization consist primarily of customer relationships and a noncompete agreement.

## 4. CASH FLOW INFORMATION

Supplemental disclosure of cash flow information for the years ended March 31, 2008, 2007 and 2006 is as follows:

| | Millions of Yen | | | Millions of U.S. Dollars |
|---|---|---|---|---|
| | **2008** | 2007 | 2006 | **2008** |
| Cash paid during the year for: | | | | |
| Interest | **¥ 78,324** | ¥ 70,886 | ¥ 37,483 | **$ 783** |
| Income taxes | **147,062** | 78,349 | 52,541 | **1,471** |
| Non-cash investing and financing activities: | | | | |
| Capital lease obligations incurred | **26,125** | 26,710 | 30,398 | **261** |
| Acquisition of wholly-owned subsidiaries due to Share Exchange Agreement (Note 3) | **102,870** | — | — | **1,029** |
| Stock issued under Share Exchange Agreement | **—** | — | 39,896 | **—** |
| Acquisition of subsidiaries: | | | | |
| Fair value of assets acquired | **474,318** | 1,545,745 | 266,916 | **4,743** |
| Fair value of liabilities assumed | **(384,807)** | (1,306,466) | (96,206) | **(3,848)** |
| Minority interests assumed | **(37,761)** | (3,759) | (6,056) | **(377)** |
| Fair value of treasury stock | **—** | 15,468 | — | **—** |
| Book value of investment before acquisition | **(45,567)** | (50,355) | — | **(456)** |
| Gain on issuances of stock by subsidiaries and associated companies | **(13,021)** | — | — | **(130)** |
| Cash paid (received), net | **(6,838)** | 200,633 | 164,654 | **(68)** |
| Deconsolidation of subsidiaries due to merger: | | | | |
| Transferred assets | **1,470,331** | — | — | **14,703** |
| Transferred liabilities | **(1,218,443)** | — | — | **(12,185)** |
| Gain on issuances of stock by subsidiaries and associated companies | **27,252** | — | — | **273** |
| Acquired investment | **279,140** | — | — | **2,791** |

## 5. MARKETABLE SECURITIES AND OTHER INVESTMENTS

Marketable securities and other investments as of March 31, 2008 and 2007 are as follows:

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | **2008** | 2007 | **2008** |
| Marketable securities—current: | | | |
| Trading | **¥12,830** | ¥13,835 | **$128** |
| Available-for-sale | **855** | 359 | **9** |
| Held-to-maturity | **6,171** | 3,110 | **62** |
| | **¥19,856** | ¥17,304 | **$199** |

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | 2008 | 2007 | 2008 |
| Other investments: | | | |
| Available-for-sale | ¥490,431 | ¥681,367 | $4,904 |
| Held-to-maturity | 7,320 | 15,766 | 73 |
| Non-marketable securities and other investments | 157,439 | 136,692 | 1,575 |
| | ¥655,190 | ¥833,825 | $6,552 |

**(a) Marketable Equity Securities and All Debt Securities**

Information regarding each category of securities classified as trading, available-for-sale and held-to-maturity as of March 31, 2008 and 2007 is as follows (excluding non-marketable securities and other investments discussed below):

| | Millions of Yen | | | |
|---|---|---|---|---|
| As of March 31, 2008: | Cost | Unrealized gains | Unrealized losses | Fair value |
| Securities classified as: | | | | |
| Trading | ¥ 12,830 | ¥ — | ¥ — | ¥ 12,830 |
| Available-for-sale: | | | | |
| Equity securities | 238,142 | 236,715 | (7,233) | 467,624 |
| Debt securities | 21,259 | 2,403 | — | 23,662 |
| Held-to-maturity | 13,491 | — | — | 13,491 |
| | ¥285,722 | ¥239,118 | ¥(7,233) | ¥517,607 |

| | Millions of Yen | | | |
|---|---|---|---|---|
| As of March 31, 2007: | Cost | Unrealized gains | Unrealized losses | Fair value |
| Securities classified as: | | | | |
| Trading | ¥ 13,835 | ¥ — | ¥ — | ¥ 13,835 |
| Available-for-sale: | | | | |
| Equity securities | 198,364 | 466,163 | (5,314) | 659,213 |
| Debt securities | 22,119 | 394 | — | 22,513 |
| Held-to-maturity | 18,876 | 1 | (1) | 18,876 |
| | ¥253,194 | ¥466,558 | ¥(5,315) | ¥714,437 |

| | Millions of U.S. Dollars | | | |
|---|---|---|---|---|
| As of March 31, 2008: | Cost | Unrealized gains | Unrealized losses | Fair value |
| Securities classified as: | | | | |
| Trading | $ 128 | $ — | $ — | $ 128 |
| Available-for-sale: | | | | |
| Equity securities | 2,381 | 2,367 | (72) | 4,676 |
| Debt securities | 213 | 24 | — | 237 |
| Held-to-maturity | 135 | — | — | 135 |
| | $2,857 | $2,391 | $(72) | $5,176 |

Debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of preferred stock that must be redeemed, Japanese government and municipal bonds, and corporate debt securities. Gross unrealized losses on marketable securities that had been in a continuous unrealized loss position for twelve months or longer as of March 31, 2008 were immaterial.

The carrying values of debt securities classified as available-for-sale and held-to-maturity as of March 31, 2008 and 2007 are summarized by contractual maturities as follows:

| | Millions of Yen | | | | Millions of U.S. Dollars | |
|---|---|---|---|---|---|---|
| | 2008 | | 2007 | | 2008 | |
| | Available-for-sale | Held-to-maturity | Available-for-sale | Held-to-maturity | Available-for-sale | Held-to-maturity |
| Due in one year or less | ¥ 573 | ¥ 6,171 | ¥ 359 | ¥ 3,110 | $ 6 | $ 62 |
| Due after one year through five years | 23,075 | 7,320 | 22,140 | 15,585 | 231 | 73 |
| Due after five years through ten years | 14 | — | 14 | 137 | 0 | — |
| Due after ten years | — | — | — | 44 | — | — |
| Total | ¥23,662 | ¥13,491 | ¥22,513 | ¥18,876 | $237 | $135 |

Proceeds from sales and gross gain and loss on sale of securities on available-for-sale securities for the years ended March 31, 2008, 2007 and 2006 are as follows:

| | Millions of Yen | | | Millions of U.S. Dollars |
|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2008 |
| Proceeds from sales | ¥51,391 | ¥48,246 | ¥58,381 | $514 |
| Gross gain on sale of securities | ¥46,086 | ¥35,725 | ¥12,382 | $461 |
| Gross loss on sale of securities | 1,269 | 235 | 22 | 13 |
| Net realized gains | ¥44,817 | ¥35,490 | ¥12,360 | $448 |

**(b) Non-Marketable Securities and Other Investments**

Other investments as of March 31, 2008 and 2007 included investments in non-traded, unassociated companies, and others, amounting to ¥157,439 million ($1,575 million) and ¥136,692 million, respectively. As of March 31, 2008 and 2007, investments in non-traded securities of unassociated companies, and others carried at cost were ¥144,410 million ($1,444 million) and ¥125,060 million, respectively. If there is decline in the fair value of an investment below its carrying amount that is determined to be other than temporary, the investment is written down to its fair value. As of March 31, 2008 and 2007, investments with aggregate cost of ¥118,041 million ($1,180 million) and ¥121,203 million, respectively, were not evaluated for fair value because no events or changes in circumstances that might have a significant adverse effect on the fair value were identified in the impairment evaluation, and estimation of fair value is not practicable.

## 6. RECEIVABLES

Receivables by operating segment as of March 31, 2008 and 2007 are summarized as follows:

| | Millions of Yen | | | | |
|---|---|---|---|---|---|
| As of March 31, 2008: | Notes and loans receivable | Accounts receivable | Receivables from associated companies | Long-term receivables | Total |
| Metal Products | ¥ 58,745 | ¥ 268,898 | ¥ 20,719 | ¥ 8,894 | ¥ 357,256 |
| Transportation & Construction Systems | 66,294 | 281,919 | 48,954 | 455,685 | 852,852 |
| Infrastructure | 11,335 | 92,467 | 1,138 | 199,063 | 304,003 |
| Media, Network & Lifestyle Retail | 7,520 | 70,863 | 1,572 | 91,428 | 171,383 |
| Chemical & Electronics | 13,999 | 192,446 | 1,487 | 3,097 | 211,029 |
| Mineral Resources & Energy | 41,708 | 263,942 | 826 | 34,527 | 341,003 |
| General Products & Real Estate | 18,733 | 119,149 | 2,887 | 33,121 | 173,890 |
| Financial & Logistics | 21,569 | 91,549 | 712 | 46,578 | 160,408 |
| Others | 2,409 | 400,881 | 31,059 | 75,697 | 510,046 |
| | 242,312 | 1,782,114 | 109,354 | 948,090 | 3,081,870 |
| Less: Allowance for doubtful receivables | (1,960) | (12,622) | (207) | (22,099) | (36,888) |
| Total | ¥240,352 | ¥1,769,492 | ¥109,147 | ¥925,991 | ¥ 3,044,982 |

| As of March 31, 2007: | Millions of Yen<br>Notes and loans receivable | Accounts receivable | Receivables from associated companies | Long-term receivables | Total |
|---|---|---|---|---|---|
| Metal Products | ¥ 76,701 | ¥ 290,875 | ¥ 20,126 | ¥ 15,251 | ¥ 402,953 |
| Transportation & Construction Systems | 57,236 | 193,041 | 40,301 | 294,946 | 585,524 |
| Infrastructure | 10,567 | 92,952 | 1,005 | 237,651 | 342,175 |
| Media, Network & Lifestyle Retail | 8,133 | 63,036 | 2,320 | 84,548 | 158,037 |
| Chemical & Electronics | 16,909 | 210,007 | 5,405 | 2,117 | 234,438 |
| Mineral Resources & Energy | 30,409 | 224,768 | 447 | 33,143 | 288,767 |
| General Products & Real Estate | 26,238 | 133,191 | 2,530 | 27,538 | 189,497 |
| Financial & Logistics | 22,786 | 86,898 | 100 | 62,371 | 172,155 |
| Others | 43,651 | 427,350 | 27,780 | 39,934 | 538,715 |
| | 292,630 | 1,722,118 | 100,014 | 797,499 | 2,912,261 |
| Less: Allowance for doubtful receivables | (2,072) | (11,315) | (207) | (28,454) | (42,048) |
| Total | ¥290,558 | ¥1,710,803 | ¥ 99,807 | ¥769,045 | ¥2,870,213 |

| As of March 31, 2008: | Millions of U.S. Dollars<br>Notes and loans receivable | Accounts receivable | Receivables from associated companies | Long-term receivables | Total |
|---|---|---|---|---|---|
| Metal Products | **$ 587** | **$ 2,689** | **$ 207** | **$ 89** | **$ 3,572** |
| Transportation & Construction Systems | **663** | **2,819** | **490** | **4,557** | **8,529** |
| Infrastructure | **113** | **925** | **11** | **1,991** | **3,040** |
| Media, Network & Lifestyle Retail | **75** | **709** | **16** | **914** | **1,714** |
| Chemical & Electronics | **140** | **1,924** | **15** | **31** | **2,110** |
| Mineral Resources & Energy | **417** | **2,640** | **8** | **345** | **3,410** |
| General Products & Real Estate | **188** | **1,191** | **29** | **331** | **1,739** |
| Financial & Logistics | **216** | **916** | **6** | **466** | **1,604** |
| Others | **24** | **4,008** | **311** | **757** | **5,100** |
| | **2,423** | **17,821** | **1,093** | **9,481** | **30,818** |
| Less: Allowance for doubtful receivables | **(20)** | **(126)** | **(2)** | **(221)** | **(369)** |
| Total | **$2,403** | **$17,695** | **$1,091** | **$9,260** | **$30,449** |

The following analysis of activity in the allowance for credit losses for the years ended March 31, 2008, 2007 and 2006 encompasses allowance for receivables.

| | Millions of Yen | | | Millions of U.S. Dollars |
|---|---|---|---|---|
| | **2008** | 2007 | 2006 | **2008** |
| Balance, beginning of year | **¥ 42,048** | ¥ 56,038 | ¥ 56,677 | **$ 420** |
| Provision for allowance for doubtful receivables | **11,077** | 8,041 | 14,707 | **111** |
| Charge-off | **(15,336)** | (22,819) | (16,459) | **(153)** |
| Foreign currency translation adjustments | **(901)** | 788 | 1,113 | **(9)** |
| Balance, end of year | **36,888** | 42,048 | 56,038 | **369** |
| Less: Current portion | **(14,789)** | (13,594) | (15,335) | **(148)** |
| Long-term portion | **¥ 22,099** | ¥ 28,454 | ¥ 40,703 | **$ 221** |

As of March 31, 2008 and 2007, the total gross amount of long-term receivables considered impaired was ¥27,979 million ($280 million) and ¥45,711 million, respectively, and the related valuation allowance provided as at each year-end was ¥20,138 million ($201 million) and ¥28,435 million, respectively. The amount of long-term receivables considered impaired, for which no allowance for doubtful receivable was provided, was ¥1,089 million ($11 million) and ¥1,119 million as of March 31, 2008 and 2007, respectively.

The average investment in impaired receivables for the years ended March 31, 2008 and 2007 was ¥39,809 million ($398 million) and ¥51,781 million, respectively.

The Companies recognize interest income on impaired loans on a cash basis. Interest income on impaired loans recognized for the years ended March 31, 2008, 2007 and 2006 was not material.

## 7. INVENTORIES

Major segments that hold inventories are Overseas Subsidiaries and Branches, General Products & Real Estate, Transportation & Construction Systems, and Metal Products, described in Note 19.

Real estate held for development and resale aggregated ¥55,405 million ($554million) and ¥48,003 million as of March 31, 2008 and 2007, respectively, mainly in General Products & Real Estate.

## 8. INVESTMENTS IN AND ADVANCES TO ASSOCIATED COMPANIES

Associated companies operate principally in the manufacturing and service industries and participate substantially in the Companies' revenue generating transactions as either purchasers or suppliers.

Investments in and advances to associated companies as of March 31, 2008 and 2007 consisted of the following:

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | 2008 | 2007 | 2008 |
| Investments in common stock | ¥768,306 | ¥468,145 | $7,683 |
| Advances | 115,329 | 91,392 | 1,153 |
| Total | ¥883,635 | ¥559,537 | $8,836 |

Investments in common stock in the above include goodwill amounting to ¥146,387 million ($1,464 million) and ¥64,950 million as of March 31, 2008 and 2007, respectively. The ending balance as of March 31, 2008 includes goodwill determined using an initial purchase price allocation. Associated companies numbered 232 and 249 and weighted average ownership percentages for those associated companies were approximately 34% and 32% as of March 31, 2008 and 2007, respectively. Investments in common stock of certain associated companies as of March 31, 2008 and 2007 included marketable securities of public associated companies with carrying amounts of ¥29,495 million ($295 million) and ¥23,698 million, respectively, with corresponding aggregate quoted market values of ¥41,818 million ($418 million) and ¥27,254 million, respectively.

Summarized combined financial information of associated companies accounted for by the equity method as of March 31, 2008 and 2007 and for the years ended March 31, 2008, 2007 and 2006 are presented below:

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | 2008 | 2007 | 2008 |
| Current assets | ¥2,020,526 | ¥1,247,873 | $20,205 |
| Property and equipment, net | 2,760,265 | 1,203,942 | 27,603 |
| Other assets | 2,016,012 | 631,902 | 20,160 |
| Total assets | ¥6,796,803 | ¥3,083,717 | $67,968 |
| Current liabilities | ¥2,618,427 | ¥ 901,544 | $26,184 |
| Non-current liabilities | 2,383,764 | 926,856 | 23,838 |
| Shareholders' equity | 1,794,612 | 1,255,317 | 17,946 |
| Total liabilities and shareholders' equity | ¥6,796,803 | ¥3,083,717 | $67,968 |

| | Millions of Yen | | | Millions of U.S. Dollars |
|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2008 |
| Gross profit | ¥665,940 | ¥590,183 | ¥538,771 | $6,659 |
| Net income | ¥206,594 | ¥223,310 | ¥175,254 | $2,066 |

The three major associated companies accounted for by the equity method included in the summarized combined financial information above are Sumitomo Mitsui Finance and Leasing Company, Limited (45% owned), Jupiter Telecommunication Co., Ltd. (approximately 27.8% owned), and P.T. Newmont Nusa Tenggara (economic interest 26% owned). The following summarized financial information for these three associated companies has been presented due to the relative significance of these entities to the Company's operations.

**Sumitomo Mitsui Finance and Leasing Company, Limited**

Sumitomo Mitsui Finance and Leasing Company, Limited's summarized financial information as of and for the year ended March 31, 2008:

| | Millions of Yen | Millions of U.S. Dollars |
|---|---|---|
| | 2008 | 2008 |
| Current assets | ¥ 680,372 | $ 6,804 |
| Property and equipment, net | 1,419,700 | 14,197 |
| Other assets | 1,281,205 | 12,812 |
| Total assets | ¥3,381,277 | $33,813 |
| Current liabilities | ¥1,571,836 | $15,718 |
| Non-current liabilities | 1,284,471 | 12,845 |
| Shareholders' equity | 524,970 | 5,250 |
| Total liabilities and shareholders' equity | ¥3,381,277 | $33,813 |

| | Millions of Yen | Millions of U.S. Dollars |
|---|---|---|
| | 2008 | 2008 |
| Revenues | ¥798,577 | $7,986 |
| Net income | ¥ 13,344 | $ 133 |

Sumitomo Mitsui Finance and Leasing Company, Limited engages in a variety of financial services, including leasing and leasing-related financing services. On October 1, 2007, Sumisho Lease Co., Ltd. merged with SMBC Leasing Company, Limited and changed its company name to Sumitomo Mitsui Finance and Leasing Company, Limited. Sumisho Lease Co., Ltd. was a consolidated subsidiary as of March 31, 2007. Sumisho Lease Co., Ltd. issued Sumitomo Mitsui Financial Group, Inc. 52,422,762 common shares at ¥7,011 ($70) per share, or ¥367,552 million ($3,676 million) in total, in this merger. As a result of this merger, the Companies recognized a gain of ¥27,252 million ($273 million), related to the difference between the Companies' book value of the investment and the price at which shares were issued to Sumitomo Mitsui Financial Group, Inc., classified as "Gain on issuances of stock by subsidiaries and associated companies" and recognized deferred income taxes of ¥11,174 million ($112 million) on the gain for the year ended March 31, 2008. As to Sumisho Lease Co., Ltd.'s summarized financial information as of March 31, 2007, refer to Note 3.

**Jupiter Telecommunication Co., Ltd. ("J:COM")**

J:COM's summarized financial information as of March 31, 2008 and 2007 and for the years ended March 31, 2008, 2007 and 2006:

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | 2008 | 2007 | 2008 |
| Current assets | ¥ 50,960 | ¥ 54,644 | $ 510 |
| Property and equipment, net | 340,243 | 333,797 | 3,402 |
| Other assets | 290,117 | 239,109 | 2,901 |
| Total assets | ¥681,320 | ¥627,550 | $6,813 |
| Current liabilities | ¥ 80,149 | ¥ 70,111 | $ 801 |
| Non-current liabilities | 264,488 | 273,271 | 2,645 |
| Shareholders' equity | 336,683 | 284,168 | 3,367 |
| Total liabilities and shareholders' equity | ¥681,320 | ¥627,550 | $6,813 |

| | Millions of Yen | | | Millions of U.S. Dollars |
|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2008 |
| Revenues | ¥272,328 | ¥234,466 | ¥191,803 | $2,723 |
| Net income | ¥ 25,165 | ¥ 25,598 | ¥ 20,352 | $ 252 |

J:COM is a Multiple System Operator (MSO) in Japan that provides multi-channel broadcasting, internet, and telephony services. As of March 31, 2008, the Company held an approximately 27.8% interest in J:COM. An approximately 24.1% interest* in J:COM is indirectly owned through LGI/Sumisho Super Media, LLC ("Super Media"), a holding company that owns shares in J:COM. Super Media is approximately 41.3%-owned by the Company and approximately 58.7%-owned by Liberty Global, Inc. ("LGI"). An approximately 3.7% interest** in J:COM is directly owned by the Company.

* The Company and LGI have an agreement whereby the Company contributed substantially all its remaining ownership interest in J:COM to Super Media in September, 2005. Super Media will dissolve in February 2010 unless the Company and LGI agree otherwise.

** As part of the reorganization of the Company's media business field, including J:COM, the Company acquired an approximately 3.7% interest in J:COM in September 2007. As to the reorganization of the Company's media business field, refer to Note 3.

**P.T. Newmont Nusa Tenggara**

P.T. Newmont Nusa Tenggara ("PTNNT")'s summarized financial information as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005:

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | **2008** | 2007 | **2008** |
| Current assets | **¥ 77,691** | ¥ 71,123 | **$ 777** |
| Property and equipment, net | **163,005** | 173,468 | **1,630** |
| Other assets | **44,612** | 50,760 | **446** |
| Total assets | **¥285,308** | ¥295,351 | **$2,853** |
| Current liabilities | **¥ 41,589** | ¥ 74,950 | **$ 416** |
| Non-current liabilities | **82,988** | 91,615 | **830** |
| Shareholders' equity | **160,731** | 128,786 | **1,607** |
| Total liabilities and shareholders' equity | **¥285,308** | ¥295,351 | **$2,853** |

| | Millions of Yen | | | Millions of U.S. Dollars |
|---|---|---|---|---|
| | **2008** | 2007 | 2006 | **2008** |
| Revenues | **¥99,483** | ¥108,860 | ¥109,876 | **$995** |
| Net income | **¥61,449** | ¥ 24,337 | ¥ 27,490 | **$614** |

PTNNT, an Indonesian corporation holds a Contract of Work ("COW") issued by the Indonesian government, under which it explores for and develops on an exclusive basis mineral resources within certain defined areas in Sumbawa, Lombok and Nusa Tenggara Barat, Indonesia.

PTNNT is 80%-owned by Nusa Tenggara Partnership V.O.F. ("NTP"), a general partnership organized under the laws of the Netherlands, and 20%-owned by P.T. Pukuafu Indah ("PTPI").

NTP is 43.75%-owned by Nusa Tenggara Mining Corporation, a 74.3%-owned subsidiary of the Company, and 56.25%-owned by Newmont Indonesia Limited ("NIL"), a subsidiary of Newmont Mining Corporation ("Newmont"), both U.S. corporations. Both the Company and Newmont have significant participating rights in the NTP business and unanimous approval is needed for vital NTP decisions.

PTPI owned a 20% "carried interest," as its capital interest, in PTNNT. NTP funded indirectly this carried interest and PTPI agreed to assign 70% of its rights to dividends from PTNNT to NTP, pursuant to an agreement with NIL. Including its share of this carried interest, the Company's economic interest in PTNNT amounted to 30.5%. On May 25, 2007, PTPI fully repaid the carried interest funded by NTP. As a result of the carried interest repayment, the Company's economic interest in PTNNT has been reduced from 30.5% to 26%.

Under the COW, a portion of NTP must be offered for sale to the Indonesian government or to Indonesian nationals. If this offer is accepted, the effect of this provision, combined with the effect of the repayment of the carried interest, could potentially reduce NTP's economic interest in PTNNT to 49%, and that of the Company's to 15.9%. On January 28, 2008, NTP agreed to sell 2% of PTNNT's shares to Kabupaten Sumbawa, one of the local governments. On February 11, 2008, PTNNT received notification from the Indonesian government alleging that PTNNT is in breach of its divestiture requirements under the COW and threatening to issue a notice to terminate the COW if PTNNT does not agree to divest a 3% interest (required to be offered for sale in 2006) and a 7% interest (required to be offered for sale in 2007), in accordance with the direction of the Indonesian government, by March 3, 2008. NTP made an effort to offer for sale to the central government and local governments, but was unsuccessful. On March 3, 2008, the Indonesian government and PTNNT filed for international arbitration as provided for under the article 21 of the COW.

The Companies engage in various agency transactions with associated companies involving sales by third parties to associated companies and sales by associated companies to third parties. Net fees earned on these transactions are not material. Transactions with associated companies are summarized as follows:

| | Millions of Yen | | | Millions of U.S. Dollars |
|---|---|---|---|---|
| | **2008** | 2007 | 2006 | **2008** |
| Management and secondment fees, received | **¥2,811** | ¥3,662 | ¥3,880 | **$28** |
| Interest income | **2,398** | 2,332 | 1,982 | **24** |
| Interest expense | **763** | 404 | 646 | **8** |

## 9. PROPERTY AND EQUIPMENT

Property and equipment, including property and equipment under capital leases (see Note 21) as of March 31, 2008 and 2007 consisted of the following:

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | **2008** | 2007 | **2008** |
| Land and land improvements | **¥ 208,425** | ¥ 191,039 | **$ 2,084** |
| Buildings, including leasehold improvements | **386,328** | 379,189 | **3,863** |
| Machinery and equipment | **916,313** | 705,391 | **9,163** |
| Projects in progress | **23,201** | 26,571 | **232** |
| Mining rights | **62,190** | 69,460 | **622** |
| Total | **1,596,457** | 1,371,650 | **15,964** |
| Less: Accumulated depreciation | **(599,329)** | (506,959) | **(5,993)** |
| Property and equipment, net | **¥ 997,128** | ¥ 864,691 | **$ 9,971** |

Depreciation expense for the years ended March 31, 2008, 2007 and 2006 was ¥123,681 million ($1,237 million), ¥93,812 million and ¥77,222 million, respectively.

The Companies assess the potential impairment of all material long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Certain assets, primarily mining rights of gas development in North America were deemed to be impaired during the years ended March 31, 2008 and 2007. Those impairment losses were recognized in Mineral Resources & Energy and Overseas Subsidiaries and Branches. The losses recognized from the impairment for the years ended March 31, 2008, 2007 and 2006 were applicable to the following segments:

| | Millions of Yen | | | Millions of U.S. Dollars |
|---|---|---|---|---|
| | **2008** | 2007 | 2006 | **2008** |
| Metal Products | **¥ 18** | ¥ 46 | ¥ 725 | **$ 0** |
| Transportation & Construction Systems | **15** | 37 | 1,921 | **0** |
| Infrastructure | **518** | 140 | 35 | **5** |
| Media, Network & Lifestyle Retail | **1,264** | 754 | — | **13** |
| Chemical & Electronics | **—** | 12 | — | **—** |
| Mineral Resources & Energy | **7,185** | 4,801 | 98 | **72** |
| General Products & Real Estate | **40** | 22 | 1,242 | **0** |
| Domestic Regional Business Units and Offices | **—** | 117 | 1,265 | **—** |
| Overseas Subsidiaries and Branches | **2,762** | 1,997 | — | **28** |
| Corporate and Eliminations | **—** | 1,490 | 543 | **—** |
| Total | **¥11,802** | ¥9,416 | ¥5,829 | **$118** |

These amounts were included in "Impairment losses on long-lived assets" in the accompanying Consolidated Statements of Income. Such impairment losses were calculated based on appraisals for assets or using the best estimates of discounted future cash flows based on realistic assumptions as to continuing operations.

## 10. GOODWILL AND OTHER INTANGIBLE ASSETS

**(a) Intangible Assets**

The components of intangible assets subject to amortization as of March 31, 2008 and 2007 are as follows:

| | Millions of Yen | | | Millions of U.S. Dollars | | |
|---|---|---|---|---|---|---|
| | 2008 | | | 2008 | | |
| | Gross amount | Accumulated amortization | Net carrying value | Gross amount | Accumulated amortization | Net carrying value |
| Software | **¥ 85,416** | **¥58,491** | **¥ 26,925** | **$ 854** | **$585** | **$ 269** |
| Sales licenses, trademarks and customer relationships | **175,222** | **29,067** | **146,155** | **1,752** | **290** | **1,462** |
| Other | **9,952** | **3,619** | **6,333** | **100** | **37** | **63** |
| Total | **¥270,590** | **¥91,177** | **¥179,413** | **$2,706** | **$912** | **$1,794** |

| | Millions of Yen | | |
|---|---|---|---|
| | 2007 | | |
| | Gross amount | Accumulated amortization | Net carrying value |
| Software | ¥ 70,704 | ¥48,405 | ¥ 22,299 |
| Sales licenses, trademarks and customer relationships | 116,011 | 19,514 | 96,497 |
| Other | 11,268 | 3,036 | 8,232 |
| Total | ¥197,983 | ¥70,955 | ¥127,028 |

Intangible assets subject to amortization acquired during the years ended March 31, 2008 and 2007 were ¥75,629 million ($756 million) and ¥12,564 million, respectively, which were related primarily to acquisitions described in Note 3. For the year ended March 31, 2007, certain subsidiaries changed their fiscal year-ends to March 31, mainly from December 31, in order to conform the subsidiaries' fiscal year ends with the fiscal year end of the Company. The earnings or losses of the subsidiaries for the stub period of the fiscal year exceeding 12 months were directly credited or charged to unappropriated retained earnings in order to maintain the comparability of periodic earnings. Intangible assets subject to amortization acquired during the stub period of the year ended March 31, 2007 were ¥2 million. The weighted-average amortization periods are five years for software, sixteen years for sales licenses, trademarks and customer relationships, and fourteen years for other. Aggregate amortization expense for the years ended March 31, 2008, 2007 and 2006 was ¥22,943 million ($229 million), ¥19,466 million and ¥17,017 million, respectively. Estimated amortization expense for the next five years ending March 31 is: ¥20,580 million ($206 million) in 2009, ¥18,158 million ($182 million) in 2010, ¥15,389 million ($154 million) in 2011, ¥12,952 million ($130 million) in 2012, and ¥11,012 million ($110 million) in 2013, respectively.

The components of intangible assets not subject to amortization as of March 31, 2008 and 2007 are as follows:

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | 2008 | 2007 | 2008 |
| Leaseholds on land | **¥18,364** | ¥17,051 | **$184** |
| Sales licenses and trademarks | **6,812** | 1,223 | **68** |
| Other | **639** | 522 | **6** |
| Total | **¥25,815** | ¥18,796 | **$258** |

In accordance with SFAS No. 142 and No. 144, these intangible assets were tested for impairment. For the years ended March 31, 2008, 2007 and 2006, the Companies recognized impairment losses of ¥466 million ($5 million), ¥93 million and ¥6,103 million, respectively. These amounts were included in "Impairment losses on long-lived assets" in the accompanying Consolidated Statements of Income. Impairment losses recorded for the year ended March 31, 2006 consist primarily of ¥4,785 million for the write-down of intangible assets related to an acquired brand name in the U.S. Fair value was determined based on the discounted

cash flows in a revised business plan. The brand name intangible asset of ¥9,328 million (net of the impairment charge) was reclassified from intangible assets not subject to amortization to intangible assets subject to amortization in 2006 and is being amortized over its estimated useful life. This impaired asset was included in the Chemical & Electronics Business Unit segment and Overseas Subsidiaries and Branches segment.

**(b) Goodwill**

The following table shows changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2008 and 2007:

| | Millions of Yen | | | | |
|---|---|---|---|---|---|
| As of March 31, 2008: | Balance, beginning of year | Acquisition | Impairment losses | Foreign currency translation adjustments and other | Balance, end of year |
| Metal Products | ¥ 3,189 | ¥ 2,854 | ¥ — | ¥ (815) | ¥ 5,228 |
| Transportation & Construction Systems | 20,683 | 13,983 | — | (5,956) | 28,710 |
| Media, Network & Lifestyle Retail | 13,608 | 58,957 | — | 111 | 72,676 |
| Chemical & Electronics | 7,533 | 286 | (867) | (845) | 6,107 |
| Mineral Resources & Energy | — | 606 | — | — | 606 |
| General Products & Real Estate | 22,889 | 533 | — | (4,969) | 18,453 |
| Financial & Logistics | — | 108 | — | — | 108 |
| Overseas Subsidiaries and Branches | 41,800 | 8,086 | (410) | (7,187) | 42,289 |
| Total | ¥109,702 | ¥85,413 | ¥(1,277) | ¥(19,661) | ¥174,177 |

| | Millions of Yen | | | | |
|---|---|---|---|---|---|
| As of March 31, 2007: | Balance, beginning of year | Acquisition | Impairment losses | Foreign currency translation adjustments and other | Balance, end of year |
| Metal Products | ¥ 1,359 | ¥1,210 | ¥ — | ¥ 620 | ¥ 3,189 |
| Transportation & Construction Systems | 15,536 | 870 | (32) | 4,309 | 20,683 |
| Media, Network & Lifestyle Retail | 9,753 | 1,764 | — | 2,091 | 13,608 |
| Chemical & Electronics | 5,636 | 1,401 | — | 496 | 7,533 |
| General Products & Real Estate | 20,484 | 1,731 | (281) | 955 | 22,889 |
| Overseas Subsidiaries and Branches | 41,878 | 687 | — | (765) | 41,800 |
| Total | ¥94,646 | ¥7,663 | ¥ (313) | ¥7,706 | ¥109,702 |

| | Millions of U.S. Dollars | | | | |
|---|---|---|---|---|---|
| As of March 31, 2008: | Balance, beginning of year | Acquisition | Impairment losses | Foreign currency translation adjustments and other | Balance, end of year |
| Metal Products | $ 32 | $ 28 | $ — | $ (8) | $ 52 |
| Transportation & Construction Systems | 207 | 140 | — | (60) | 287 |
| Media, Network & Lifestyle Retail | 136 | 590 | — | 1 | 727 |
| Chemical & Electronics | 75 | 3 | (9) | (8) | 61 |
| Mineral Resources & Energy | — | 6 | — | — | 6 |
| General Products & Real Estate | 229 | 5 | — | (49) | 185 |
| Financial & Logistics | — | 1 | — | — | 1 |
| Overseas Subsidiaries and Branches | 418 | 81 | (4) | (72) | 423 |
| Total | $1,097 | $854 | $(13) | $(196) | $1,742 |

* Foreign currency translation adjustments and other consists primarily of reclassifications to/from other accounts.

In accordance with SFAS No. 142, goodwill was tested for impairment. For the years ended March 31, 2008, 2007 and 2006, the Companies recognized impairment losses of ¥1,277 million ($13 million), ¥313 million and ¥491 million, respectively. These amounts were included in "Impairment losses on long-lived assets" in the accompanying Consolidated Statements of Income.

The Companies used preliminary estimates with respect to the value of the underlying net assets of the acquired companies in determining the amount of goodwill. The amount of goodwill may be adjusted upon completion of the purchase price allocation.

## 11. SHORT-TERM AND LONG-TERM DEBT

Short-term debt as of March 31, 2008 and 2007 consisted of the following:

| | Millions of Yen | | | | Millions of U.S. Dollars |
|---|---|---|---|---|---|
| | 2008 | | 2007 | | 2008 |
| | | Weighted average interest rate | | Weighted average interest rate | |
| Loans, principally from banks | **¥356,012** | **3.42%** | ¥316,201 | 3.64% | **$3,560** |
| Commercial paper | **269,094** | **1.64** | 145,730 | 4.76 | **2,691** |
| Total | **¥625,106** | | ¥461,931 | | **$6,251** |

The interest rates represent weighted average rates in effect as of March 31, 2008 and 2007 though the range of the interest rates varies by borrowing currency.

The Companies have line of credit agreements available for immediate borrowing with syndicates of domestic and foreign banks, in the amount of $1,050 million with foreign banks and ¥445,000 million ($4,450 million) with domestic banks. All of these lines of credit were unused as of March 31, 2008.

Long-term debt as of March 31, 2008 and 2007 and interest rates as of March 31, 2008 consisted of the following:

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | 2008 | 2007 | 2008 |
| Secured long-term debt: | | | |
| Banks and insurance companies, maturing serially through 2019, average rate 4.87% | **¥ 214,091** | ¥ 237,369 | **$ 2,141** |
| Bonds payable in Indonesian rupee due, | | | |
| 2007, fixed rate | **—** | 9,310 | **—** |
| 2008, fixed rates 10.85% to 13.14% | **10,285** | 11,305 | **103** |
| 2009, fixed rate 13.06% | **4,235** | 4,655 | **42** |
| 2010, fixed rates 8.65% to 9.85% | **20,570** | — | **206** |
| Unsecured long-term debt: | | | |
| Banks and insurance companies, maturing serially through 2025, average rate 1.72% | **2,294,652** | 2,131,429 | **22,947** |
| Bonds payable in Japanese yen due, | | | |
| 2007, floating rate | **—** | 10,040 | **—** |
| 2008, fixed rate 0.84% | **13,991** | 13,993 | **140** |
| 2010, fixed rates 0.81% to 2.07% | **30,078** | 29,968 | **301** |
| 2011, fixed rates 0.82% to 1.28% | **32,017** | 31,604 | **320** |
| 2012, fixed and floating rates 1.07% to 1.51% | **29,924** | 29,513 | **299** |
| 2013, fixed and floating rates 1.08% to 1.48% | **45,196** | 54,555 | **452** |
| 2014, fixed and floating rates 1.51% to 1.83% | **40,797** | 30,090 | **408** |
| 2015, floating rate 1.17% | **15,000** | 14,828 | **150** |
| 2016, fixed rates 1.70% to 2.12% | **52,241** | 50,483 | **522** |
| 2017, fixed and floating rates 1.36% to 1.98% | **20,545** | 9,498 | **205** |
| 2018, fixed and floating rates 1.86% to 1.89% | **25,474** | 24,386 | **255** |
| 2019, fixed rate 2.21% | **10,745** | — | **107** |
| Various notes and bonds, maturing serially through 2018, average rate 3.57% | **224,787** | 200,627 | **2,248** |
| Capital lease obligations | **93,814** | 44,001 | **938** |
| Other | **286,400** | 255,142 | **2,864** |
| Total | **3,464,842** | 3,192,796 | **34,648** |
| Less: Current maturities | **(452,850)** | (428,444) | **(4,528)** |
| Long-term debt, less current maturities | **¥3,011,992** | ¥2,764,352 | **$30,120** |

Annual maturities of long-term debt as of March 31, 2008 are as follows:

| Year ending March 31, | Millions of Yen | Millions of U.S. Dollars |
|---|---|---|
| 2009 | ¥ 452,850 | $ 4,529 |
| 2010 | 445,410 | 4,454 |
| 2011 | 519,011 | 5,190 |
| 2012 | 535,430 | 5,354 |
| 2013 | 390,307 | 3,903 |
| 2014 and thereafter | 1,121,834 | 11,218 |
| Total | ¥3,464,842 | $34,648 |

Most short-term and long-term loans from banks contain certain covenants. The banks may, under certain conditions, require the Companies to provide collateral (or additional collateral) or guarantors. The banks may treat any collateral as collateral for all indebtedness to the banks. Several of the loan agreements require maintenance of certain financial ratios and minimum levels of tangible net worth. Default provisions of certain agreements grant certain rights of possession to the banks. The borrower may be required to make early repayments of outstanding amounts under some agreements, principally with government-owned financial institutions, if the lender concludes that the borrower is able to repay the outstanding amount through improved earnings or from the proceeds of an equity or debt offering, and makes the prepayment request. Certain agreements provide that the banks may require the borrower to receive bank approval prior to the payment of dividends and other appropriations of earnings, before presentation to the shareholders. The Companies have not been asked to make any prepayments during the years ended March 31, 2008, 2007 and 2006 and currently do not anticipate any prepayment requests.

The Companies have been in compliance with all of the short-term borrowing and long-term debt obligation covenants for the years ended March 31, 2008, 2007 and 2006.

**Pledged Assets**

The following table summarizes the book value of assets pledged as collateral for short-term debt and long-term debt, including current maturities of long-term debt of the Companies as of March 31, 2008:

| | Millions of Yen | Millions of U.S. Dollars |
|---|---|---|
| Cash and deposits | ¥ 16,902 | $ 169 |
| Marketable securities and investments | 92,216 | 922 |
| Trade receivables and long-term receivables | 314,975 | 3,150 |
| Property and equipment, net | 11,615 | 116 |
| Total | ¥435,708 | $4,357 |

Such collateral secured the following obligations:

| | Millions of Yen | Millions of U.S. Dollars |
|---|---|---|
| Short-term debt | ¥ 22,301 | $ 223 |
| Long-term debt, including current maturities of long-term debt | 310,610 | 3,106 |
| Total | ¥332,911 | $3,329 |

In addition to the above, marketable securities and investments of ¥17,409 million ($174 million) are pledged as substitution for a guarantee deposit.

Trust receipts issued under customary import financing arrangements give recipient banks a security interest in the merchandise imported and/or the accounts receivable or sales proceeds resulting from the sale of such merchandise. The Companies repay the related notes and acceptances payable at the maturity dates without applying the sales proceeds to specific notes or acceptances. The large number of transactions makes it impracticable to determine the aggregate amounts of assets covered by outstanding trust receipts.

## 12. INCOME TAXES

The Company is subject to a national corporate tax of 30%, an inhabitant tax of 6.21% and a deductible business tax of 7.56%, which in the aggregate resulted in a statutory income tax rate of approximately 41%. Foreign subsidiaries are subject to the income taxes of the countries in which they operate.

Income before income taxes and minority interests in earnings of subsidiaries for the years ended March 31, 2008, 2007 and 2006 is as follows:

| | Millions of Yen | | | Millions of U.S. Dollars |
|---|---|---|---|---|
| | **2008** | 2007 | 2006 | **2008** |
| Domestic | **¥229,492** | ¥186,258 | ¥132,613 | **$2,295** |
| Foreign | **138,101** | 145,671 | 115,194 | **1,381** |
| Total | **¥367,593** | ¥331,929 | ¥247,807 | **$3,676** |

Income tax provision for the years ended March 31, 2008, 2007 and 2006 is as follows:

| | Millions of Yen | | | Millions of U.S. Dollars |
|---|---|---|---|---|
| | **2008** | 2007 | 2006 | **2008** |
| Current: | | | | |
| Domestic | **¥ 47,581** | ¥ 59,723 | ¥35,398 | **$ 476** |
| Foreign | **37,444** | 40,076 | 30,066 | **375** |
| Deferred: | | | | |
| Domestic | **33,999** | 13,448 | 13,105 | **340** |
| Foreign | **748** | 1,596 | 2,168 | **7** |
| Total | **¥119,772** | ¥114,843 | ¥80,737 | **$1,198** |

The reconciliation between the statutory income tax rate in Japan and the Companies' effective income tax rate reflected in the accompanying Consolidated Statements of Income for the years ended March 31, 2008, 2007 and 2006 is summarized as follows:

| | **2008** | 2007 | 2006 |
|---|---|---|---|
| Tax statutory income tax rate in Japan | **41.0%** | 41.0% | 41.0% |
| Increases (decreases) in tax rate due to: | | | |
| Expenses not deductible for tax purposes | **0.9** | 0.7 | 1.2 |
| Tax effect on undistributed earnings of associated companies and corporate joint ventures | **(2.3)** | (1.9) | (1.8) |
| Changes in valuation allowance | **0.2** | 0.8 | 0.3 |
| Difference in statutory tax rate of foreign subsidiaries | **(5.1)** | (4.2) | (5.3) |
| Other—net | **(2.1)** | (1.8) | (2.8) |
| The Companies' effective income tax rate | **32.6%** | 34.6% | 32.6% |

Total income taxes recognized for the years ended March 31, 2008, 2007 and 2006 are allocated as follows:

| | Millions of Yen | | | Millions of U.S. Dollars |
|---|---|---|---|---|
| | **2008** | 2007 | 2006 | **2008** |
| Income before income taxes and minority interests in earnings of subsidiaries | **¥119,772** | ¥114,843 | ¥ 80,737 | **$1,198** |
| Shareholders' equity: | | | | |
| Net unrealized holding gains (losses) on securities available-for-sale | **(94,696)** | 3,745 | 107,680 | **(947)** |
| Foreign currency translation adjustments | **(572)** | 1,416 | 3,316 | **(6)** |
| Net unrealized gains (losses) on derivatives | **1,365** | 2,507 | (4,964) | **14** |
| Pension liability adjustments | **(7,632)** | (21,079) | — | **(77)** |
| Total income taxes | **¥ 18,237** | ¥101,432 | ¥186,769 | **$ 182** |

The tax effects of temporary differences that give rise to significant components of deferred tax assets and liabilities as of March 31, 2008 and 2007 are as follows:

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | **2008** | 2007 | **2008** |
| Assets: | | | |
| Net operating loss carry forwards | **¥ 20,554** | ¥ 20,387 | **$ 206** |
| Investment securities | **46,544** | 46,796 | **465** |
| Inventories and long-lived assets | **38,539** | 46,092 | **385** |
| Allowance for doubtful receivables | **2,211** | 1,800 | **22** |
| Accrued pension and retirement benefits | **33,982** | 28,563 | **340** |
| Accrual and other | **12,274** | 14,962 | **123** |
| Gross deferred tax assets | **154,104** | 158,600 | **1,541** |
| Less: Valuation allowance | **(13,030)** | (13,051) | **(130)** |
| Deferred tax assets, less valuation allowance | **141,074** | 145,549 | **1,411** |
| Liabilities: | | | |
| Investment in marketable securities | **(93,704)** | (189,964) | **(937)** |
| Deferred gain on sales of property for tax purposes | **(24,832)** | (25,083) | **(248)** |
| Securities contributed to the Trust | **(22,540)** | (22,580) | **(225)** |
| Undistributed earnings of subsidiaries and associated companies | **(73,318)** | (55,241) | **(733)** |
| Long-lived assets | **(52,174)** | (31,322) | **(522)** |
| Other | **(17,853)** | (11,430) | **(179)** |
| Gross deferred tax liabilities | **(284,421)** | (335,620) | **(2,844)** |
| Net deferred tax liabilities | **¥(143,347)** | ¥(190,071) | **$(1,433)** |

Deferred income taxes as of March 31, 2008 and 2007 are reflected in the accompanying Consolidated Balance Sheets as follows:

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | **2008** | 2007 | **2008** |
| Assets: | | | |
| Deferred income taxes | **¥ 39,300** | ¥ 39,314 | **$ 393** |
| Deferred income taxes, non-current | **14,228** | 11,632 | **142** |
| Liabilities: | | | |
| Other current liabilities | **(7,602)** | (1,510) | **(76)** |
| Deferred income taxes, non-current | **(189,273)** | (239,507) | **(1,892)** |
| Net deferred tax liabilities | **¥(143,347)** | ¥(190,071) | **$(1,433)** |

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2008. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net change in the total valuation allowance for the years ended March 31, 2008, 2007 and 2006 was a decrease of ¥21 million ($0.2 million), an increase of ¥780 million and an increase of ¥1,712 million, respectively.

The valuation allowance relates primarily to the valuation allowance for deferred tax assets associated with net operating loss carryforwards of certain foreign subsidiaries. The Company has performed an analysis for each of these subsidiaries to assess their ability to realize such deferred tax assets. Considering scheduled reversals of deferred tax liabilities, projections for future taxable income, historical performance, tax planning strategies, market conditions and other factors, as appropriate, management believes it is more likely than not that these subsidiaries will realize their respective deferred tax assets (principally net operating loss carryforwards) net of the existing valuation allowance, as of March 31, 2008.

As of March 31, 2008 and 2007, the Company has not provided a deferred tax liability on the undistributed earnings of its foreign subsidiaries and foreign corporate joint ventures because the Company intends to reinvest those unremitted earnings indefinitely. A deferred tax liability will be recognized when the Company no longer plans to permanently reinvest the undistributed earnings. As of March 31, 2008 and 2007, the amounts of undistributed earnings of such foreign subsidiaries and foreign corporate joint ventures on which a deferred tax liability has not been recognized in the accompanying consolidated financial statements totaled to ¥449,615 million ($4,496 million) and ¥347,967 million, respectively. Calculation of the unrecognized deferred tax liability is not practicable. The domestic undistributed earnings would not, under present Japanese tax laws, be subject to additional taxation.

As of March 31, 2008, the Companies have aggregate net operating loss carryforwards of ¥52,631 million ($526 million), which may be used as a deduction in the determination of taxable income in future periods. If not utilized, such loss carryforwards expire as follows:

| Year ending March 31, | Millions of Yen | Millions of U.S. Dollars |
|---|---|---|
| 2009 | ¥ 1,709 | $ 17 |
| 2010 | 1,825 | 18 |
| 2011 | 1,576 | 16 |
| 2012 | 2,001 | 20 |
| 2013 | 2,178 | 22 |
| 2014 and thereafter | 43,342 | 433 |
| Total | ¥52,631 | $526 |

The Companies adopted FIN No. 48 on April 1, 2007. As a result of implementation of FIN No. 48, the Companies recognized ¥5,196 million ($52 million) increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the April 1, 2007, balance of retained earnings.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

| | Millions of Yen | Millions of U.S. Dollars |
|---|---|---|
| Balance at April 1, 2007 | ¥6,630 | $66 |
| Increase related to current year tax positions | 870 | 9 |
| Increase related to prior year tax positions | 49 | 1 |
| Settlements | (192) | (2) |
| Balance at March 31, 2008 | ¥7,357 | $74 |

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of March 31, 2008, are ¥7,357 million ($74 million). Given the uncertainty regarding when tax authorities will complete their examinations, the items subject to their examinations and the possible outcomes of their examinations, an accurate estimate of significant increases or decreases that may occur within the next 12 months cannot be made at this time. Based on the facts that the Companies have evaluated, any change in the unrecognized tax benefits within the next 12 months is not expected to be material to the financial statements.

Interest and penalties included in income taxes are not material for the year ended March 31, 2008.

The Companies file income tax returns in Japan and various foreign tax jurisdictions. In Japan and major foreign tax jurisdictions, including the United States and the United Kingdom, the Companies with few exceptions will not be subject to income tax examinations by tax authorities for the years before 2002.

## 13. ACCRUED PENSION AND RETIREMENT BENEFITS

The Company has non-contributory defined benefit pension plans (the "Plans") covering substantially all employees other than directors and executive officers. The Plans provide benefits based upon years of service, compensation at the time of severance, and other factors.

Most of the subsidiaries have unfunded retirement benefit plans and/or funded pension plans. Employees, other than directors, are entitled to, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, lump-sum retirement benefits based on compensation at the time of retirement, years of service and other factors.

On March 31, 2007, the Companies adopted the rule of the recognition of funded status in SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." Thus, the Companies recognized funded status (the difference between fair value of plan assets and projected benefit obligations) of its pension plans in Consolidated Balance Sheets, with a corresponding adjustment to accumulated other comprehensive income, net of tax.

Net periodic pension costs for the years ended March 31, 2008, 2007 and 2006 include the following components:

| | Millions of Yen | | | Millions of U.S. Dollars |
|---|---|---|---|---|
| | **2008** | 2007 | 2006 | **2008** |
| Service cost—benefits earned during the year | **¥ 6,936** | ¥ 7,297 | ¥ 7,185 | **$ 69** |
| Interest cost on projected benefit obligation | **4,905** | 5,047 | 4,862 | **49** |
| Expected return on plan assets | **(5,105)** | (5,220) | (4,593) | **(51)** |
| Amortization of unrecognized actuarial loss | **3,060** | 2,181 | 5,147 | **31** |
| Amortization of unrecognized prior service cost | **252** | 213 | 61 | **3** |
| Loss on settlements and curtailments | **4** | (73) | 1,430 | **0** |
| Net periodic pension cost | **¥10,052** | ¥ 9,445 | ¥14,092 | **$101** |

The reconciliation of beginning and ending balances of the projected benefit obligations and the fair value of the plan assets is as follows:

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | **2008** | 2007 | **2008** |
| Change in benefit obligations: | | | |
| Projected benefit obligations, beginning of year | **¥193,883** | ¥198,571 | **$1,939** |
| Effect of the change in the reporting period of subsidiaries | **—** | (393) | **—** |
| Service cost | **6,936** | 7,297 | **69** |
| Interest cost | **4,905** | 5,047 | **49** |
| Actuarial gain | **(9,129)** | (4,155) | **(91)** |
| Plan amendments | **5** | 155 | **0** |
| Benefits paid | **(9,806)** | (8,976) | **(98)** |
| Settlements | **(803)** | (5,094) | **(8)** |
| Acquisitions and divestitures | **1,734** | 875 | **17** |
| Foreign currency translation adjustments | **(803)** | 556 | **(8)** |
| Projected benefit obligations, end of year | **186,922** | 193,883 | **1,869** |
| Change in plan assets: | | | |
| Fair value of plan assets, beginning of year | **218,942** | 220,379 | **2,189** |
| Actual return on plan assets | **(26,856)** | (3,024) | **(269)** |
| Employer contribution | **13,919** | 12,432 | **139** |
| Benefits paid from plan assets | **(8,034)** | (7,693) | **(80)** |
| Settlements | **(678)** | (4,696) | **(7)** |
| Acquisitions and divestitures | **163** | 1,083 | **2** |
| Foreign currency translation adjustments | **(370)** | 461 | **(3)** |
| Fair value of plan assets, end of year | **197,086** | 218,942 | **1,971** |
| Funded status | **¥ 10,164** | ¥ 25,059 | **$ 102** |
| Amounts recognized in the accompanying Consolidated Balance Sheets consist of: | | | |
| Other current assets and Prepaid expenses, non-current (Prepaid cost for retirement benefits) | **24,238** | 34,894 | **243** |
| Accrued pension and retirement benefits | **(14,074)** | (9,835) | **(141)** |
| Net amount recognized | **¥ 10,164** | ¥ 25,059 | **$ 102** |

The amounts recognized in accumulated other comprehensive income (pretax amount) are as follows:

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | **2008** | 2007 | **2008** |
| Actuarial loss | **¥69,966** | ¥50,164 | **$699** |
| Prior service cost | **880** | 1,155 | **9** |
| Total | **¥70,846** | ¥51,319 | **$708** |

The measurement dates used to determine the benefit obligations are mainly March 31 of each year.

The Companies' funding policy is based on a number of factors including the tax deductibility of contributions, funded status, actuarial calculations and other considerations. Contributions are intended to provide not only for benefits attributable to service to date but also for those expected to be earned in the future. Also, the Company may contribute certain marketable equity securities, or cash to an employee retirement benefit trust in order to maintain a sufficient level of funding at the end of the fiscal year.

The asset allocations are as follows:

| | **2008** | 2007 |
|---|---|---|
| | Actual Allocation | Actual Allocation |
| Equity securities | **45%** | 54% |
| Debt securities | **39%** | 30% |
| Other* | **16%** | 16% |
| Total | **100%** | 100% |

*Other mainly includes cash, alternative investments and life insurance company general accounts.

The Companies set investment policies, strategies and target allocation and oversees the investment allocation process, which includes selecting investment managers, commissioning periodic asset-liability studies, setting long-term strategic targets and monitoring asset allocations. The target allocations are guidelines, not limitations, and occasionally the Companies will approve an allocation above or below a target allocation.

The Companies' target allocation is 47% equity securities, 35% debt securities and 18% other.

Assumptions used for the years ended March 31, 2008, 2007 and 2006 in determining costs and the funded status information shown above are principally as follows:

**Weighted average assumptions used to determine the net periodic benefit cost**

| | **2008** | 2007 | 2006 |
|---|---|---|---|
| Discount rate | **2.6%** | 2.6% | 2.6% |
| Expected long-term rate of return on plan assets | **2.3%** | 2.3% | 2.3% |
| Rate of expectable salary increase | **3.2%** | 3.0% | 2.7% |

**Weighted average assumptions used to determine the benefit obligations**

| | **2008** | 2007 |
|---|---|---|
| Discount rate | **3.0%** | 2.6% |
| Rate of expectable salary increase | **3.1%** | 3.2% |

The Companies' expected long-term rate of return on plan assets assumption is derived from a detailed study that includes a review of the asset allocation strategy, anticipated future long-term performance of individual asset classes, risks and correlations for each of the asset classes that comprise the funds' asset mix.

The accumulated benefit obligations for the defined benefit plans of the Companies are as follows:

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | **2008** | 2007 | **2008** |
| Accumulated benefit obligations, end of year | **¥179,290** | ¥186,490 | **$1,793** |

The employer's contributions expected to be paid for the year ending March 31, 2009 are ¥14,061 million ($141million).

Benefits expected to be paid in the future are as follows:

| Year ending March 31, | Millions of Yen | Millions of U.S. Dollars |
|---|---|---|
| 2009 | ¥ 9,747 | $ 97 |
| 2010 | 9,608 | 96 |
| 2011 | 9,780 | 98 |
| 2012 | 10,384 | 104 |
| 2013 | 10,514 | 105 |
| 2014 – 2018 | 52,611 | 526 |
| Total | ¥102,644 | $1,026 |

The actuarial loss and prior service cost that will be amortized into net periodic pension costs for the year ending March 31, 2009 are ¥3,745 million ($37 million) and ¥211 million ($2 million), respectively.

Certain subsidiaries have defined contribution plans. The cost of defined contribution plans for the years ended March 31, 2008, 2007 and 2006 were ¥2,224 million ($22 million), ¥1,717 million and ¥584 million, respectively.

In addition to unfunded retirement benefit plans or funded pension plans, certain domestic subsidiaries and associated companies also participate in a multiemployer defined benefit pension plan, recognizing the required contributions for a period as net pension cost and recognizing any contributions due and unpaid as a liability. The total amount of the domestic subsidiaries' contributions to the plan for the years ended March 31, 2008, 2007 and 2006 were ¥1,799 million ($18 million), ¥1,669 million and ¥1,972 million, respectively.

## 14. SHAREHOLDERS' EQUITY

### (a) Common Stock and Additional Paid-in Capital

Under the Company Law of Japan ("the Company Law"), at least 50% of the proceeds of certain issues of common shares shall be credited to the common stock account. The remainder of the proceeds shall be credited to additional paid-in capital. The Company Law permits, upon approval of the general meeting of shareholders, the transfer of amounts from additional paid-in capital to the common stock account.

For the year ended March 31, 2008, under the Company Law, there was an increase of ¥11,190 million ($112 million) in "Additional paid-in capital" in the accompanying Consolidated Balance Sheets as a result of the Share Exchange described in Note 3 (3).

### (b) Appropriated for Legal Reserve

The Company Law provides that a 10% dividend of retained earnings shall be appropriated as additional paid-in capital or legal reserve until an aggregate amount of additional paid-in capital and legal reserve equals 25% of common stock. The legal reserve may be used to eliminate or reduce a deficit or transferred to retained earnings by resolution of the shareholders.

For the year ended March 31, 2006, under the Commercial Code of Japan which was superseded, there was an increase of ¥10 million in "Appropriated for legal reserve" in the accompanying Consolidated Balance Sheets as a result of the merger between the Company and Osaka Hokko Development Co., Ltd.

### (c) Unappropriated Retained Earnings

Retained earnings available for dividends under the Company Law is based on the amount recorded in the Company's general accounting records maintained in accordance with accounting principles generally accepted in Japan.

The Company Law limits the amount of retained earnings available for dividends. Retained earnings of ¥243,255 million ($2,433 million) and ¥210,363 million, shown by the Company's accounting records as of March 31, 2008 and 2007, respectively, exclusive of the amount previously appropriated for legal reserve, were not restricted by the limitations under the Company Law.

Dividends are approved by the shareholders at the general meeting of shareholders held subsequent to the statutory fiscal period for which the dividends are payable to shareholders. Interim dividends are approved by the Board of Directors for the interim six-month period. Dividends are reported in the accompanying Consolidated Statements of Shareholders' Equity and Comprehensive Income when approved.

On June 20, 2008, the shareholders authorized a cash dividend to shareholders of record as of March 31, 2008 of ¥20 ($0.2) per share for a total of ¥25,000 million ($250 million).

### (d) Stock Option Plan

The Company has stock option plans for directors, executive officers of the Company, and corporate officers under the Company's qualification system. Under the plans, each stock option granted from September 1, 2006 entitles the recipient to acquire 100 shares of common stock at an exercise price equal to the greater of (i) 105% of the average closing market price of the Company's common stock on the Tokyo Stock Exchange for the calendar month before the grant date (excluding days when there were no transactions), or (ii) the closing market price of the Company's common stock on the Tokyo Stock Exchange on the grant date (or the closing market price on the day immediately preceding such date, if there were no transactions on such date). Each stock option granted until August 31, 2006 entitles the recipient to acquire 1,000 shares of common stock under the same conditions described above.

The options vest 100% at the grant date. The options granted are exercisable beginning April 1 of the fiscal year after the fiscal year in which they are granted. They are exercisable for four years and three months from that date.

On May 18, 2007, the Board of Directors, and on June 22, 2007, the shareholders authorized the issue of new stock options for up to 196,000 shares of common stock. The options for 196,000 shares were granted under these authorizations. On May 16, 2008, the Board of Directors, and on June 20, 2008, the shareholders authorized the issue of new stock options for up to 195,000 shares of common stock.

The following table summarizes information about stock option activity for the years ended March 31, 2008, 2007 and 2006:

| | 2008 | | | 2007 | | 2006 | |
|---|---|---|---|---|---|---|---|
| | Number of shares | Weighted average exercise price | Weighted average exercise price | Number of shares | Weighted average exercise price | Number of shares | Weighted average exercise price |
| | | Yen | U.S. Dollars | | Yen | | Yen |
| Outstanding, beginning of year | **383,000** | **¥1,255** | **$13** | 367,000 | ¥ 882 | 530,000 | ¥ 826 |
| Granted | **196,000** | **2,415** | **24** | 189,000 | 1,624 | 177,000 | 948 |
| Exercised | **174,000** | **981** | **10** | 142,000 | 831 | 218,000 | 714 |
| Cancelled or expired | **19,000** | **1,803** | **18** | 31,000 | 1,028 | 122,000 | 1,034 |
| Outstanding, end of year | **386,000** | **1,941** | **19** | 383,000 | 1,255 | 367,000 | 882 |
| Options exercisable, end of year | **196,000** | **¥1,481** | **$15** | 199,000 | ¥ 914 | 191,000 | ¥ 821 |

The following table summarizes information about stock options outstanding and exercisable as of March 31, 2008:

| | Outstanding | | | | Exercisable | | |
|---|---|---|---|---|---|---|---|
| Exercisable price range | Number of shares | Weighted average exercise price | Weighted average exercise price | Weighted average remaining life | Number of shares | Weighted average exercise price | Weighted average exercise price |
| Yen | | Yen | U.S. Dollars | | | Yen | U.S. Dollars |
| ¥ 801 ~ 1,000 | **41,000** | **¥ 939** | **$ 9** | **2.13** | **41,000** | **¥ 939** | **$ 9** |
| 1,601 ~ 1,800 | **155,000** | **1,624** | **16** | **3.25** | **155,000** | **1,624** | **16** |
| 2,401 ~ 2,600 | **190,000** | **2,415** | **24** | **4.25** | **—** | **—** | **—** |
| | **386,000** | **¥1,941** | **$19** | **3.62** | **196,000** | **¥1,481** | **$15** |

The fair value of these stock options was estimated using the Black-Scholes option pricing model with the following weighted-average valuation assumptions:

| | 2008 | 2007 |
|---|---|---|
| Expected life | **4.5 years** | 4.5 years |
| Risk-free rate | **1.31%** | 1.30% |
| Expected volatility | **29.18%** | 32.91% |
| Expected dividend yield | **1.37%** | 1.2% |

The Company has stock-linked compensation plans for directors and executive officers. Under the plans, each stock option granted beginning September 1, 2006 entitles the recipient to acquire 100 shares of common stock at an exercise price equal to ¥1 ($0.01) per share. Each stock option granted prior to and including August 31, 2006 entitles the recipient to acquire 1,000 shares of common stock at an exercise price equal to ¥1 per share.

The options vest 100% at the grant date. The options granted are exercisable beginning the day after leaving their positions as both director and executive officer of the Company. The options are exercisable for ten years from that date.

On May 18, 2007, the Board of Directors, and on June 22, 2007, the shareholders authorized the issue of new stock options under these stock-linked compensation plans for up to 140,000 shares of common stock based on the plans. Options for 94,400 shares were granted under these authorizations. On May 16, 2008, the Board of Directors, and on June 20, 2008, the shareholders authorized the issue of new stock options for up to 240,000 shares of common stock based on the plans.

The following table summarizes information about stock option activity under the stock-linked compensation plans for the year ended March 31, 2008 and 2007:

| | 2008 | 2007 |
|---|---|---|
| | Number of shares | Number of shares |
| Outstanding, beginning of year | 111,000 | — |
| Granted | 94,400 | 111,000 |
| Exercised | 24,000 | — |
| Cancelled or expired | — | — |
| Outstanding, end of year | 181,400 | 111,000 |
| Options exercisable, end of year | — | — |

The fair value of these stock options based on the plans was estimated using the Black-Scholes option pricing model with the following weighted-average valuation assumptions:

| | 2008 | 2007 |
|---|---|---|
| Expected life | 3.6 years | 2.9 years |
| Risk-free rate | 1.16% | 0.99% |
| Expected volatility | 26.67% | 27.29% |
| Expected dividend yield | 1.36% | 1.2% |

Compensation expense incurred based on the stock option plans and the stock-linked compensation plans for the years ended March 31, 2008, 2007 and 2006 was ¥305 million ($3 million), ¥220 million and ¥45 million, respectively.

**(e) Effect of Adoption of New Accounting Standard**

As described in Note 12, the adoption of FIN No. 48 decreased unappropriated retained earnings by ¥5,196 million ($52 million). The adoption of EITF Issue No. 06-2 "Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43" decreased unappropriated retained earnings by ¥903 million ($9 million). EITF 06-2 provides guidance as to compensation cost associated with a sabbatical or other similar benefit arrangement that requires the compensation of a minimum service period, in which the benefit does not increase with additional years of service, in which the individual continues to be a compensated employee and is not required to perform duties for the entity during the absence. The compensation cost associated with a sabbatical or other similar benefit arrangement should be accrued over the requisite service period.

**(f) Effect of the Change in the Reporting Period of Subsidiaries and Associated Companies**

EITF Issue No. 06-9 "Reporting a Change in (or the Elimination of) a Previously Existing Difference between the Fiscal Year-End of a Parent Company and that of a Consolidated Entity or between the Reporting Period of an Investor and that of an Equity Method Investee" was effective for the year ended March 31, 2007. The adoption of this issue had no effect on the Companies' consolidated financial statements.

**(g) Effect of the Change of the Accounting Principles and Others**

For the year ended March, 2007, the adoption of EITF Issue No. 04-6 "Accounting for Stripping Costs Incurred during Production in the Mining Industry" increased unappropriated retained earnings by ¥908 million. EITF 04-6 provides guidance that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period in which the stripping costs are incurred. In connection with EITF 04-6, the Companies has changed the accounting policy for costs of ongoing underground development incurred before the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the cost of ongoing underground development in advance are incurred. This change decreased unappropriated retained earnings by ¥2,188 million. As it is impracticable to determine the period-specific effects of this change on all prior periods presented, the total amount is included directly in the consolidated statements of shareholders' equity and comprehensive income.

## 15. OTHER COMPREHENSIVE INCOME (LOSS)

Changes in each component of accumulated other comprehensive income (loss) for the years ended March 31, 2008, 2007 and 2006 are as follows:

| | Millions of Yen | | | Millions of U.S. Dollars |
|---|---|---|---|---|
| | **2008** | 2007 | 2006 | **2008** |
| Net unrealized holding gains (losses) on securities available-for-sale: | | | | |
| Balance, beginning of year | **¥ 262,292** | ¥251,013 | ¥ 98,651 | **$ 2,623** |
| Adjustment for the year | **(134,662)** | 11,279 | 152,362 | **(1,347)** |
| Balance, end of year | **¥ 127,630** | ¥262,292 | ¥251,013 | **$ 1,276** |
| Foreign currency translation adjustments: | | | | |
| Balance, beginning of year | **¥ (4,197)** | ¥ (27,750) | ¥ (80,141) | **$ (42)** |
| Adjustment for the year | **(56,441)** | 23,553 | 52,391 | **(564)** |
| Balance, end of year | **¥ (60,638)** | ¥ (4,197) | ¥ (27,750) | **$ (606)** |
| Net unrealized gains (losses) on derivatives: | | | | |
| Balance, beginning of year | **¥ (5,369)** | ¥ (9,496) | ¥ (1,427) | **$ (54)** |
| Adjustment for the year | **2,697** | 4,127 | (8,069) | **27** |
| Balance, end of year | **¥ (2,672)** | ¥ (5,369) | ¥ (9,496) | **$ (27)** |
| Pension liability adjustments: | | | | |
| Balance, beginning of year | **¥ (30,436)** | ¥ — | ¥ — | **$ (305)** |
| Adjustment for the year | **(11,039)** | (30,436) | — | **(110)** |
| Balance, end of year | **¥ (41,475)** | ¥ (30,436) | ¥ — | **$ (415)** |
| Total accumulated other comprehensive income (loss): | | | | |
| Balance, beginning of year | **¥ 222,290** | ¥213,767 | ¥ 17,083 | **$ 2,222** |
| Adjustment for the year | **(199,445)** | 8,523 | 196,684 | **(1,994)** |
| Balance, end of year | **¥ 22,845** | ¥222,290 | ¥213,767 | **$ 228** |

Tax effects allocated to each component of other comprehensive income (loss) are as follows:

| | Millions of Yen | | |
|---|---|---|---|
| **2008:** | Pretax amount | Tax (expense) or benefit | Net-of-tax amount |
| Net unrealized holding losses on securities available-for-sale: | | | |
| Unrealized holding losses arising during the year | **¥(196,126)** | **¥ 81,473** | **¥(114,653)** |
| Reclassification adjustment for gains included in net income | **(33,232)** | **13,223** | **(20,009)** |
| Adjustment for the year | **(229,358)** | **94,696** | **(134,662)** |
| Foreign currency translation adjustments: | | | |
| Aggregated adjustment for the year resulting from translation of foreign currency financial statements | **(56,689)** | **563** | **(56,126)** |
| Reclassification adjustment for losses included in net income | **(324)** | **9** | **(315)** |
| Adjustment for the year | **(57,013)** | **572** | **(56,441)** |
| Net unrealized gains on derivatives: | | | |
| Unrealized losses arising during the year | **(1,370)** | **945** | **(425)** |
| Reclassification adjustment for losses included in net income | **5,432** | **(2,310)** | **3,122** |
| Adjustment for the year | **4,062** | **(1,365)** | **2,697** |
| Pension liability adjustments: | | | |
| Unrealized losses arising during the year | **(21,983)** | **8,975** | **(13,008)** |
| Reclassification adjustment for losses included in net income | **3,312** | **(1,343)** | **1,969** |
| Adjustment for the year | **(18,671)** | **7,632** | **(11,039)** |
| Other comprehensive income | **¥(300,980)** | **¥101,535** | **¥(199,445)** |

| 2007: | Millions of Yen<br>Pretax amount | <br>Tax (expense) or benefit | <br>Net-of-tax amount |
|---|---|---|---|
| Net unrealized holding gains on securities available-for-sale: | | | |
| Unrealized holding gains arising during the year | ¥ 50,814 | ¥(18,184) | ¥ 32,630 |
| Effect of the change in the reporting period of subsidiaries and associated companies | (923) | 277 | (646) |
| Reclassification adjustment for gains included in net income | (34,867) | 14,162 | (20,705) |
| Adjustment for the year | 15,024 | (3,745) | 11,279 |
| Foreign currency translation adjustments: | | | |
| Aggregated adjustment for the year resulting from translation of foreign currency financial statements | 27,732 | (1,539) | 26,193 |
| Effect of the change in the reporting period of subsidiaries and associated companies | (2,135) | — | (2,135) |
| Reclassification adjustment for losses included in net income | (628) | 123 | (505) |
| Adjustment for the year | 24,969 | (1,416) | 23,553 |
| Net unrealized gains on derivatives: | | | |
| Unrealized losses arising during the year | (14,728) | 6,734 | (7,994) |
| Effect of the change in the reporting period of subsidiaries and associated companies | (841) | 252 | (589) |
| Reclassification adjustment for losses included in net income | 22,203 | (9,493) | 12,710 |
| Adjustment for the year | 6,634 | (2,507) | 4,127 |
| Pension liability adjustments: | | | |
| Adjustment to initially apply SFAS No. 158 | (51,515) | 21,079 | (30,436) |
| Adjustment for the year | (51,515) | 21,079 | (30,436) |
| Other comprehensive income | ¥ (4,888) | ¥ 13,411 | ¥ 8,523 |

| 2006: | Millions of Yen<br>Pretax amount | <br>Tax (expense) or benefit | <br>Net-of-tax amount |
|---|---|---|---|
| Net unrealized holding gains on securities available-for-sale: | | | |
| Unrealized holding gains arising during the year | ¥272,421 | ¥(112,714) | ¥159,707 |
| Effect of the change in the reporting period of subsidiaries and associated companies | (48) | 17 | (31) |
| Reclassification adjustment for gains included in net income | (12,331) | 5,017 | (7,314) |
| Adjustment for the year | 260,042 | (107,680) | 152,362 |
| Foreign currency translation adjustments: | | | |
| Aggregated adjustment for the year resulting from translation of foreign currency financial statements | 48,573 | (3,300) | 45,273 |
| Effect of the change in the reporting period of subsidiaries and associated companies | 6,423 | (6) | 6,417 |
| Reclassification adjustment for losses included in net income | 711 | (10) | 701 |
| Adjustment for the year | 55,707 | (3,316) | 52,391 |
| Net unrealized losses on derivatives: | | | |
| Unrealized losses arising during the year | (14,780) | 5,630 | (9,150) |
| Effect of the change in the reporting period of subsidiaries and associated companies | 246 | (86) | 160 |
| Reclassification adjustment for losses included in net income | 1,501 | (580) | 921 |
| Adjustment for the year | (13,033) | 4,964 | (8,069) |
| Other comprehensive income | ¥302,716 | ¥(106,032) | ¥196,684 |

| 2008: | Millions of U.S. Dollars Pretax amount | Tax (expense) or benefit | Net-of-tax amount |
|---|---|---|---|
| Net unrealized holding losses on securities available-for-sale: | | | |
| Unrealized holding losses arising during the year | $(1,962) | $ 815 | $(1,147) |
| Reclassification adjustment for gains included in net income | (332) | 132 | (200) |
| Adjustment for the year | (2,294) | 947 | (1,347) |
| Foreign currency translation adjustments: | | | |
| Aggregated adjustment for the year resulting from translation of foreign currency financial statements | (567) | 6 | (561) |
| Reclassification adjustment for losses included in net income | (3) | 0 | (3) |
| Adjustment for the year | (570) | 6 | (564) |
| Net unrealized gains on derivatives: | | | |
| Unrealized losses arising during the year | (13) | 9 | (4) |
| Reclassification adjustment for losses included in net income | 54 | (23) | 31 |
| Adjustment for the year | 41 | (14) | 27 |
| Pension liability adjustments: | | | |
| Unrealized losses arising during the year | (220) | 90 | (130) |
| Reclassification adjustment for losses included in net income | 33 | (13) | 20 |
| Adjustment for the year | (187) | 77 | (110) |
| Other comprehensive income | $(3,010) | $1,016 | $(1,994) |

## 16. DERIVATIVES AND HEDGING ACTIVITIES

### Risk Management Policy

The Companies operate internationally, exposing them to the risk of changes in foreign exchange rates, interest rates and commodity prices. Derivative financial instruments are comprised principally of foreign exchange contracts, interest rate swaps and commodity future contracts utilized by the Company and certain of its subsidiaries to reduce these risks. The Companies assess foreign currency exchange rate risk, interest rate risk and commodity price risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. The Companies hold or issue commodity derivatives for trading purposes. The Companies are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified across a number of major financial institutions.

### Foreign Currency Exchange Rate Risk Management

The Companies operate internationally and are exposed to foreign currency risks related to purchasing, selling, financing and investing in currencies other than the local currencies in which the Companies operate. The Companies' strategy to manage foreign currency risks is to net foreign currency exposures on recognized assets, liabilities and unrecognized firm commitments by taking advantage of natural offsets, and purchase foreign exchange forward contracts and other contracts to preserve the economic value of cash flows in non-functional currencies.

### Interest Rate Risk Management

The Companies' exposure to the market risk of changes in interest rates relate primarily to its debt obligations. The fixed-rate debt obligations expose the Companies to variability in their fair values due to changes in interest rates. To manage the variability in fair values caused by interest rate changes, the Companies enter into interest rate swaps when it is determined to be appropriate based on market conditions. The interest rate swaps change the fixed-rate debt obligations to variable-rate debt obligations by entering into receive-fixed, pay-variable interest rate swaps. The hedging relationship between the interest rate swaps and the hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk.

### Commodity Price Risk Management

The Companies are exposed to price fluctuations of commodities used in their trading and other operating activities. To hedge the variability in commodity prices, the Companies enter into commodity futures, forwards and swaps contracts. These contracts relate principally to precious metals, nonferrous metals, crude oil and agricultural products.

### Fair-Value Hedges

Fair-value hedges are hedges that eliminate the risk of changes in the fair values of assets and liabilities. The Companies use interest rate swaps to hedge the change of fair value on fixed-rate borrowings used to fund assets earning interest at variable rates. Changes in the fair value of derivatives designated as fair-value hedges are recorded in earnings and are offset by corresponding changes in the fair value of the hedged item to the extent of hedge effectiveness.

### Cash-Flow Hedges

Cash-flow hedges are hedges that use derivatives to offset the variability of expected future cash flows. The Companies use commodity future contracts to hedge the variability of cash flows

related to forecasted transactions and interest rate swaps to hedge the variability of cash flows related to floating-rate borrowings. The Companies record changes in the fair value of derivative instruments in other comprehensive income (loss) as a separate component of shareholders' equity. Such amounts are released to earnings contemporaneously when the hedged item affects earnings. For the year ended March 31, 2008, net derivative losses of ¥3,122 million ($31 million), net of related income tax benefit of ¥2,310 million ($23 million), were reclassified into earnings. For the year ended March 31, 2007, net derivative losses of ¥12,710 million, net of related income tax benefit of ¥9,493 million, were also reclassified. As of March 31, 2008, net derivative gains that were expected to be reclassified into earnings, net of the related tax benefit, within the next fiscal year were ¥78 million ($1 million).

**Hedge of the Net Investment in Foreign Operations**

The Companies use currency swaps to hedge the foreign currency risk of the net investments in foreign operations. The Companies recorded changes in fair values of hedging instruments in foreign currency translation adjustments within other comprehensive income (loss) as a separate component of shareholders' equity to the extent of hedge effectiveness. For the year ended March 31, 2008, net derivative gains of ¥12,329 million ($123 million), were included in foreign currency translation adjustments. For the year ended March 31, 2007, net derivative losses of ¥639 million, were likewise included.

**Derivatives not Designated as Hedges**

SFAS No. 133 specifies criteria that must be met in order to apply hedge accounting. For example, hedge accounting is not permitted for hedged items that are remeasured with the changes in fair-value attributable to the hedged risk reported currently in earnings. The Companies use derivatives to hedge exposures when it makes economic sense to do so, including circumstances in which the hedging relationship does not qualify for hedge accounting.

The Companies use foreign exchange forward contracts to economically hedge the fluctuations of foreign exchange rates on foreign currency assets, liabilities and unrecognized firm commitments. The Companies also enter into commodity forwards, futures and swap contracts to economically hedge their inventories and unrecognized firm commitments against market price fluctuations. Certain commodity derivatives are entered into for trading purposes to the extent approved by management. These derivatives do not qualify for hedge accounting and any changes in their fair value are recognized in earnings.

**Earnings Effects of Derivatives**

For the years ended March 31, 2008, 2007 and 2006, the amount of hedge ineffectiveness recognized on fair-value hedges and the hedge of the net investment in foreign operations was losses of ¥69 million ($1 million), losses of ¥124 million and losses of ¥1 million, respectively. There were no gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2008, 2007 and 2006.

In the context of hedging relationships, "Effectiveness" refers to the degree of achieving offsetting changes in fair value or offsetting the variability in cash flows attributable to the risk being hedged.

Management continuously assesses effectiveness of these derivative transactions and market risks surrounding these transactions to formulate the Companies' policy regarding derivative transactions.

## 17. FINANCIAL INSTRUMENTS

In accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," the Companies have provided the following fair value estimates and information about valuation methodologies.

Quoted market prices, where available, are used to estimate fair values of financial instruments. However, quoted market prices are not available for a substantial portion of the Companies' financial instruments, and, therefore, fair values for such financial instruments are estimated using a discounted cash flow analysis or other valuation techniques as deemed appropriate.

**Cash, Cash Equivalents, Short-Term Investments, Accounts Receivable, Accounts Payable and Notes Payable**

The carrying amount approximates fair value of these instruments because of their short-term maturities.

**Marketable Securities and Other Investments**

The fair values of marketable securities are estimated using quoted market prices. Other investments include investments in common stock of non-traded and unaffiliated companies such as customers and suppliers, and investments in non-listed preferred stock of certain financial institutions. It is not practicable to estimate the fair value of investments in unlisted common stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost (see Note 5).

**Non-Current Trade Receivables and Advances to Associated Companies**

The fair values of non-current trade receivables including long-term loans receivable, except for loans with floating rates whose carrying amount approximates fair value, are estimated by discounted cash flow analysis, using interest rates currently being offered for loans or accounts receivable with similar terms to borrowers or customers of similar credit quality and remaining maturities.

**Long-Term Debt**

The fair values of long-term debt, except for debt with floating rates whose carrying amount approximates fair value, are estimated by discounted cash flow analysis, using rates currently available for similar types of borrowings with similar terms and remaining maturities.

**Guarantee of Third Party Debt**

As a result of the adoption of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," the fair values of financial guarantees are estimated based

on the premiums received or receivables by guarantors in an arm's length transactions with unrelated parties (see Note 23).

### Interest Rate Swaps, Currency Swap Agreements and Currency Option Contracts

The fair values of interest rate swaps, currency swap agreements and currency option contracts are estimated by obtaining quotes from brokers and other appropriate valuation techniques based on information available to the Companies.

### Foreign Exchange Forward Contracts

The fair values of foreign exchange forward contracts are estimated based on market prices for contracts with similar terms.

### Interest Rate Future Contracts and Bond Future Contracts

The fair values of interest rate future contracts and bond future contracts are estimated using quoted market prices.

The estimated fair values of certain financial instruments and derivative financial instruments as of March 31, 2008 and 2007 were as follows:

| | Millions of Yen | | | Millions of U.S. Dollars | | |
|---|---|---|---|---|---|---|
| As of March 31, 2008: | Notional amount | Carrying amount | Fair value | Notional amount | Carrying amount | Fair value |
| Financial Assets: | | | | | | |
| Non-current trade receivables and advances to associated companies, less allowance for doubtful receivables | ¥ — | ¥ 936,331 | ¥ 941,158 | $ — | $ 9,363 | $ 9,412 |
| Financial Liabilities: | | | | | | |
| Long-term debt, including current maturities | — | 3,440,861 | 3,457,167 | — | 34,409 | 34,572 |
| Derivative Financial Instruments (Assets): | | | | | | |
| Interest rate swaps | 1,223,971 | 23,491 | 23,491 | 12,240 | 235 | 235 |
| Currency swap agreements, and currency options | 436,577 | 38,056 | 38,056 | 4,366 | 381 | 381 |
| Foreign exchange forward contracts | 733,167 | 13,654 | 13,654 | 7,332 | 137 | 137 |
| Derivative Financial Instruments (Liabilities): | | | | | | |
| Interest rate swaps | 143,260 | 3,528 | 3,528 | 1,433 | 35 | 35 |
| Interest rate future contracts | 138,793 | 61 | 61 | 1,388 | 1 | 1 |
| Currency swap agreements, and currency options | 37,372 | 2,699 | 2,699 | 374 | 27 | 27 |
| Foreign exchange forward contracts | 394,247 | 17,306 | 17,306 | 3,942 | 173 | 173 |

| | Millions of Yen | | |
|---|---|---|---|
| As of March 31, 2007: | Notional amount | Carrying amount | Fair value |
| Financial Assets: | | | |
| Non-current trade receivables and advances to associated companies, less allowance for doubtful receivables | ¥ — | ¥ 771,612 | ¥ 775,954 |
| Financial Liabilities: | | | |
| Long-term debt, including current maturities | — | 3,180,843 | 3,187,448 |
| Derivative Financial Instruments (Assets): | | | |
| Interest rate swaps | 352,270 | 1,457 | 1,457 |
| Currency swap agreements, and currency options | 129,876 | 1,882 | 1,882 |
| Foreign exchange forward contracts | 618,159 | 17,387 | 17,387 |
| Bond future contracts | 939 | 1 | 1 |
| Derivative Financial Instruments (Liabilities): | | | |
| Interest rate swaps | 910,507 | 5,034 | 5,034 |
| Currency swap agreements, and currency options | 328,921 | 11,256 | 11,256 |
| Foreign exchange forward contracts | 287,322 | 2,959 | 2,959 |
| Bond future contracts | 18,209 | 58 | 58 |

The Companies' global operation in a variety of businesses with diverse customers and suppliers reduces concentrations of credit risks. The Companies deal with selected international financial institutions, with a certain credit rating or higher from the international statistical credit rating agency, in order to mitigate the credit risk exposure of derivatives with off-balance-sheet risk. Credit risk represents the possibility that the counterparties may be unable to perform under the terms of the agreements. Management does not expect any material losses as a result of counterparty default on financial instruments. Credit risk is managed through the credit line approved by management and by monitoring the counterparties periodically. The Companies require collateral to the extent considered necessary. There was no major customer comprising more than 10% of the sales transactions with the Companies for the years ended March 31, 2008, 2007 and 2006.

## 18. NET INCOME PER SHARE

A reconciliation of the numerators and denominators of the basic and diluted net income per share computations for the years ended March 31, 2008, 2007 and 2006 is as follows:

| | Millions of Yen | | | Millions of U.S. Dollars |
|---|---|---|---|---|
| Income (Numerator) | **2008** | 2007 | 2006 | **2008** |
| Net income | **¥238,928** | ¥211,004 | ¥160,237 | **$2,389** |

| | Number of shares | | |
|---|---|---|---|
| Shares (Denominator) | **2008** | 2007 | 2006 |
| Weighted-average shares—basic | **1,241,143,028** | 1,241,708,656 | 1,230,871,223 |
| Dilutive effect of: | | | |
| Stock options | **222,583** | 191,223 | 110,759 |
| Weighted-average shares—diluted | **1,241,365,611** | 1,241,899,879 | 1,230,981,982 |

| | Yen | | | U.S. Dollars |
|---|---|---|---|---|
| | **2008** | 2007 | 2006 | **2008** |
| Net income per share: | | | | |
| Basic | **¥192.51** | ¥169.93 | ¥130.18 | **$1.93** |
| Diluted | **192.47** | 169.90 | 130.17 | **1.92** |

## 19. SEGMENT INFORMATION

The Companies conduct business through the eight industry-based business segments as described in Note 1 and two sets of regional operations; domestic and overseas described as follows.

Domestic Regional Business Units and Offices—Domestic Regional Business Units and Offices segment conducts domestic regional operations in three regional business units, focused in the Kansai, Chubu and Kyushu-Okinawa regions, and two other regional offices. This region-focused operation conducts business activities in all industry sectors based on their specialized knowledge of the region. The region-focused operation also works together on certain projects with the industry-based business segments in order to develop products and services that are more focused on that particular region.

Overseas Subsidiaries and Branches—The Overseas Subsidiaries and Branches segment includes subsidiaries, branches located throughout the world and representative offices in China, with the largest operations in the Americas, Europe, China, and Southeast and Southwest Asia. This region-focused operation conducts business activities in all industry sectors based on their specialized knowledge of the region. The region-focused operation also works together on certain projects with the industry-based business segments in order to develop products and services that are more focused on that particular region.

Each business segment operates with a degree of autonomy in pursuing strategic goals, managing operations and ensuring accountability. Each business segment also has its own planning and administration department and separate financial reporting. The reportable segments are organized based on the nature of products and services provided and on certain specific domestic and overseas region that oversee the business activities of all business in those regions. Segment financial information is evaluated regularly by management in order to assess performance and determine the allocation of resources.

Information by operating segment for the years ended March 31, 2008, 2007 and 2006 is summarized as follows:

**Operating Segments:**

| **2008:** | Millions of Yen | | | | |
|---|---|---|---|---|---|
| Segment | Revenues | Gross profit | Net income | Assets | Total trading transactions* |
| Metal Products | **¥ 605,934** | **¥ 80,259** | **¥ 29,237** | **¥ 755,525** | **¥ 1,885,768** |
| Transportation & Construction Systems | **864,521** | **157,670** | **41,567** | **1,604,917** | **1,815,107** |
| Infrastructure | **168,385** | **40,960** | **18,916** | **478,782** | **351,347** |
| Media, Network & Lifestyle Retail | **472,562** | **168,675** | **13,791** | **675,640** | **589,091** |
| Chemical & Electronics | **232,511** | **46,019** | **4,670** | **352,770** | **1,099,882** |
| Mineral Resources & Energy | **144,012** | **47,985** | **31,980** | **760,426** | **2,707,705** |
| General Products & Real Estate | **407,752** | **121,964** | **19,541** | **742,039** | **876,070** |
| Financial & Logistics | **37,563** | **31,838** | **5,093** | **449,488** | **90,534** |
| Domestic Regional Business Units and Offices | **79,428** | **43,725** | **8,953** | **480,052** | **1,138,282** |
| Overseas Subsidiaries and Branches | **671,959** | **200,753** | **45,646** | **1,000,685** | **2,159,170** |
| Segment Total | **3,684,627** | **939,848** | **219,394** | **7,300,324** | **12,712,956** |
| Corporate and Eliminations | **(13,731)** | **(5,306)** | **19,534** | **271,075** | **(1,228,371)** |
| Consolidated | **¥3,670,896** | **¥934,542** | **¥238,928** | **¥7,571,399** | **¥11,484,585** |

| 2007: | Millions of Yen | | | | |
|---|---|---|---|---|---|
| Segment | Revenues | Gross profit | Net income | Assets | Total trading transactions* |
| Metal Products | ¥ 449,303 | ¥ 77,624 | ¥ 26,331 | ¥ 799,211 | ¥ 1,756,350 |
| Transportation & Construction Systems | 714,956 | 134,573 | 26,717 | 1,140,692 | 1,751,363 |
| Infrastructure | 141,813 | 38,259 | 16,503 | 472,603 | 326,320 |
| Media, Network & Lifestyle Retail | 353,764 | 126,097 | 12,522 | 513,927 | 465,594 |
| Chemical & Electronics | 96,696 | 47,925 | 7,789 | 390,521 | 1,050,879 |
| Mineral Resources & Energy | 141,102 | 48,069 | 33,126 | 726,421 | 2,007,528 |
| General Products & Real Estate | 396,239 | 118,105 | 17,194 | 741,721 | 868,599 |
| Financial & Logistics | 140,305 | 29,154 | 5,864 | 430,059 | 170,568 |
| Domestic Regional Business Units and Offices | 72,119 | 41,711 | 6,989 | 508,777 | 1,115,767 |
| Overseas Subsidiaries and Branches | 690,664 | 226,436 | 43,208 | 1,035,653 | 2,055,666 |
| Segment Total | 3,196,961 | 887,953 | 196,243 | 6,759,585 | 11,568,634 |
| Corporate and Eliminations | (119,751) | (30,264) | 14,761 | 1,670,892 | (1,040,357) |
| Consolidated | ¥3,077,210 | ¥857,689 | ¥211,004 | ¥8,430,477 | ¥10,528,277 |

| 2006: | Millions of Yen | | | | |
|---|---|---|---|---|---|
| Segment | Revenues | Gross profit | Net income | Assets | Total trading transactions* |
| Metal Products | ¥ 345,350 | ¥ 65,396 | ¥ 18,888 | ¥ 662,844 | ¥ 1,466,038 |
| Transportation & Construction Systems | 703,360 | 127,544 | 19,800 | 1,037,044 | 1,682,400 |
| Infrastructure | 111,414 | 29,126 | 7,699 | 466,194 | 1,165,164 |
| Media, Network & Lifestyle Retail | 319,719 | 104,090 | 26,583 | 505,079 | 420,096 |
| Chemical & Electronics | 93,127 | 48,309 | 8,892 | 356,156 | 912,193 |
| Mineral Resources & Energy | 129,746 | 48,875 | 23,254 | 627,359 | 1,657,898 |
| General Products & Real Estate | 277,078 | 83,628 | 12,685 | 772,046 | 956,042 |
| Financial & Logistics | 123,760 | 24,950 | 6,178 | 470,771 | 162,040 |
| Domestic Regional Business Units and Offices | 77,090 | 42,570 | 4,777 | 432,086 | 1,168,437 |
| Overseas Subsidiaries and Branches | 450,093 | 141,632 | 28,182 | 1,054,635 | 1,801,619 |
| Segment Total | 2,630,737 | 716,120 | 156,938 | 6,384,214 | 11,391,927 |
| Corporate and Eliminations | (49,326) | (9,473) | 3,299 | 327,680 | (1,055,662) |
| Consolidated | ¥2,581,411 | ¥706,647 | ¥160,237 | ¥6,711,894 | ¥10,336,265 |

| 2008: | Millions of U.S. Dollars | | | | |
|---|---|---|---|---|---|
| Segment | Revenues | Gross profit | Net income | Assets | Total trading transactions* |
| Metal Products | $ 6,059 | $ 802 | $ 292 | $ 7,555 | $ 18,858 |
| Transportation & Construction Systems | 8,645 | 1,577 | 416 | 16,049 | 18,151 |
| Infrastructure | 1,684 | 410 | 189 | 4,788 | 3,513 |
| Media, Network & Lifestyle Retail | 4,726 | 1,687 | 138 | 6,756 | 5,891 |
| Chemical & Electronics | 2,325 | 460 | 47 | 3,528 | 10,999 |
| Mineral Resources & Energy | 1,440 | 480 | 320 | 7,604 | 27,077 |
| General Products & Real Estate | 4,077 | 1,220 | 195 | 7,420 | 8,761 |
| Financial & Logistics | 376 | 318 | 51 | 4,495 | 905 |
| Domestic Regional Business Units and Offices | 794 | 437 | 90 | 4,801 | 11,383 |
| Overseas Subsidiaries and Branches | 6,720 | 2,007 | 456 | 10,007 | 21,592 |
| Segment Total | 36,846 | 9,398 | 2,194 | 73,003 | 127,130 |
| Corporate and Eliminations | (137) | (53) | 195 | 2,711 | (12,284) |
| Consolidated | $36,709 | $9,345 | $2,389 | $75,714 | $114,846 |

Corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes. As of March 31, 2007, "Assets held for sale", which is recognized in relation to the strategic reorganization of the Companies' lease business, is included in the Assets of Corporate and Eliminations segment.

Transfers between segments are made at arm's-length prices.

*Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

**Geographic Information:**

| 2008: | Millions of Yen | | Millions of U.S. Dollars | |
|---|---|---|---|---|
| | Revenues | Long-lived assets | Revenues | Long-lived assets |
| Japan | ¥1,767,909 | ¥ 914,465 | $17,679 | $ 9,145 |
| Asia | 427,181 | 45,541 | 4,272 | 455 |
| North America: | | | | |
| U.S. | 759,909 | 199,561 | 7,599 | 1,996 |
| Other | 155,939 | 16,545 | 1,559 | 166 |
| Europe | 362,700 | 154,419 | 3,627 | 1,544 |
| Other | 197,258 | 93,838 | 1,973 | 938 |
| Total | ¥3,670,896 | ¥1,424,369 | $36,709 | $14,244 |

| 2007: | Millions of Yen | |
|---|---|---|
| | Revenues | Long-lived assets |
| Japan | ¥1,509,414 | ¥ 652,885 |
| Asia | 231,842 | 40,956 |
| North America: | | |
| U.S. | 817,141 | 245,662 |
| Other | 113,669 | 17,295 |
| Europe | 264,108 | 117,213 |
| Other | 141,036 | 93,634 |
| Total | ¥3,077,210 | ¥1,167,645 |

| 2006: | Millions of Yen | |
|---|---|---|
| | Revenues | Long-lived assets |
| Japan | ¥1,308,055 | ¥ 673,578 |
| Asia | 195,007 | 30,767 |
| North America: | | |
| U.S. | 533,309 | 250,740 |
| Other | 122,953 | 16,623 |
| Europe | 296,228 | 122,229 |
| Other | 125,859 | 79,540 |
| Total | ¥2,581,411 | ¥1,173,477 |

## 20. FOREIGN EXCHANGE GAINS AND LOSSES

Gains and losses resulting from translating assets and liabilities denominated in a currency other than the functional currency of the reporting entity or from settling such items are included in earnings as they arise. Net foreign currency transaction gains of ¥10,967 million ($110 million), gains of ¥3,416 million, and losses of ¥6,945 million, were included in the determination of net income for the years ended March 31, 2008, 2007 and 2006, respectively.

## 21. LEASES

### As Lessor

The Companies lease vehicles, vessels, power station, service equipment, and others under arrangements which are classified as direct financing leases, sales type leases or leveraged leases under SFAS No. 13, "Accounting for Leases."

Net investments in direct financing leases or sales type leases at March 31, 2008 and 2007, included in "Receivables—trade" and "Long-term receivables" in the accompanying Consolidated Balance Sheets, are as follows:

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | **2008** | 2007 | **2008** |
| Future minimum lease payments to be received | **¥ 652,416** | ¥ 479,634 | **$ 6,524** |
| Unguaranteed residual value | **11,322** | 5,420 | **113** |
| Less: Unearned income | **(113,022)** | (105,825) | **(1,130)** |
| Net investments | **¥ 550,716** | ¥ 379,229 | **$ 5,507** |

The Companies also lease aircraft, office buildings and other industrial properties and equipment to third parties under cancelable and non-cancelable operating leases. As of March 31, 2008 and 2007, the cost of the leased property was ¥758,469 million ($7,585 million) and ¥576,272 million, respectively, and the accumulated depreciation was ¥271,311 million ($2,713 million) and ¥212,298 million, respectively, these are included in "Property and equipment" and "Goodwill and other intangible assets" (see Notes 9 and 10). Contingent rentals amounted to ¥9,525 million ($95 million) and ¥5,550 million for the years ended March 31, 2008 and 2007, respectively.

Future minimum lease payments to be received as of March 31, 2008 are as follows:

| | Millions of Yen | | | Millions of U.S. Dollars | | |
|---|---|---|---|---|---|---|
| Year ending March 31, | Direct financing leases and sales type leases | Non-cancelable operating leases | Total | Direct financing leases and sales type leases | Non-cancelable operating leases | Total |
| 2009 | ¥160,505 | ¥120,950 | ¥ 281,455 | $1,605 | $1,210 | $ 2,815 |
| 2010 | 127,688 | 90,347 | 218,035 | 1,277 | 903 | 2,180 |
| 2011 | 97,021 | 67,976 | 164,997 | 970 | 680 | 1,650 |
| 2012 | 67,933 | 41,553 | 109,486 | 679 | 416 | 1,095 |
| 2013 | 42,640 | 21,483 | 64,123 | 427 | 214 | 641 |
| 2014 and thereafter | 156,629 | 48,381 | 205,010 | 1,566 | 484 | 2,050 |
| Total | ¥652,416 | ¥390,690 | ¥1,043,106 | $6,524 | $3,907 | $10,431 |

The components of the net investment in leveraged leases at March 31, 2008 and 2007 are as follows:

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | 2008 | 2007 | 2008 |
| Future minimum lease payments to be received (net of principal and interest on third-party nonrecourse debt) | ¥ 3,222 | ¥ 3,931 | $ 32 |
| Unguaranteed residual value | 7,633 | 7,633 | 76 |
| Less: Unearned income | (2,899) | (3,443) | (29) |
| Investments in leveraged leases | 7,956 | 8,121 | 79 |
| Less: Deferred tax liabilities arising from leveraged leases | (1,033) | (596) | (10) |
| Net investments | ¥ 6,923 | ¥ 7,525 | $ 69 |

**As Lessee**

During the year ended March 31, 2006, the Companies sold the corporate headquarters building (Harumi Triton Square Office Tower Y) for ¥86,000 million and leased the building back for a period of ten years. The lease was classified as an operating lease and the gain equivalent to the present value of the future minimum lease payments resulting from the sale-leaseback transaction was deferred and is being recognized over the term of the lease payments. The Companies lease office space and certain other assets under cancelable and non-cancelable operating leases. Total rental expenses under such cancelable and non-cancelable leases for the years ended March 31, 2008, 2007 and 2006 were ¥59,289 million ($593 million), ¥54,207 million and ¥38,966 million, respectively. The Companies also lease equipment and others under arrangements which are classified as capital leases under SFAS No. 13, "Accounting for Leases." As of March 31, 2008 and 2007, the cost of the leased property was ¥39,794 million ($398 million) and ¥3,687 million, respectively, and the accumulated depreciation was ¥16,688 million ($167 million) and ¥201 million, respectively, these are included in "Property and equipment" and "Goodwill and other intangible assets" (see Notes 9 and 10).

As of March 31, 2008, the future minimum lease payments under capital leases and non-cancelable operating leases are as follows:

| | Millions of Yen | | | Millions of U.S. Dollars | | |
|---|---|---|---|---|---|---|
| Year ending March 31, | Capital leases | Non-cancelable operating leases | Total | Capital leases | Non-cancelable operating leases | Total |
| 2009 | ¥ 26,622 | ¥ 38,544 | ¥ 65,166 | $ 266 | $ 386 | $ 652 |
| 2010 | 24,159 | 35,117 | 59,276 | 242 | 351 | 593 |
| 2011 | 19,191 | 32,794 | 51,985 | 192 | 328 | 520 |
| 2012 | 14,167 | 31,009 | 45,176 | 142 | 310 | 452 |
| 2013 | 7,341 | 27,940 | 35,281 | 73 | 279 | 352 |
| 2014 and thereafter | 14,618 | 173,222 | 187,840 | 146 | 1,732 | 1,878 |
| | 106,098 | 338,626 | 444,724 | 1,061 | 3,386 | 4,447 |
| Less: Amount representing interest | (12,284) | | | (123) | | |
| | ¥ 93,814 | | | $ 938 | | |

## 22. ASSET RETIREMENT OBLIGATIONS

The Companies account for asset retirement obligations, consisting of the costs related to dismantlement of facilities and mine reclamation, in accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations." The asset retirement obligations are principally related to the costs of dismantlement of crude oil and coal mining drilling facilities. These liabilities are included in "Long-term debt, less current maturities" in the consolidated balance sheets.

The changes in asset retirement obligations for the years ended March 31, 2008 and 2007 were as follows:

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | 2008 | 2007 | 2008 |
| Balance, beginning of year | ¥12,070 | ¥ 7,443 | $121 |
| Liabilities incurred | 821 | 4,086 | 8 |
| Liabilities settled | (24) | — | (0) |
| Accretion expense | 296 | 267 | 3 |
| Revisions in estimated cash flows | (220) | 57 | (2) |
| Other* | 233 | 217 | 2 |
| Balance, end of year | ¥13,176 | ¥12,070 | $132 |

*Other includes the effect of changes in foreign currency exchange rates and the effect of consolidation of certain subsidiaries.

## 23. COMMITMENTS AND CONTINGENT LIABILITIES

**(a) Commitments**

The Companies customarily enter into long-term purchase commitments for certain items, principally ocean transport vessels and industry materials, either at fixed prices or at basic purchase prices adjustable to market. Such purchase commitments are in most instances matched with counter-party sales contracts. Long-term purchase contracts at fixed prices or at basic purchase prices adjustable to market amounted to ¥1,087,944 million ($10,879 million) as of March 31, 2008. Scheduled deliveries are at various dates through 2016.

The Companies also had long-term financing commitments of ¥15,498 million ($155 million) as of March 31, 2008 for loans and investments in equity capital.

**(b) Guarantees**

The Companies enter into various guarantee agreements. These agreements arise in transactions related to enhancing the credit standings of associated companies, suppliers, buyers and employees, and residual values on operating leases.

FIN No. 45 requires that the Companies recognize the fair value of guarantee and indemnification arrangements issued or modified after December 31, 2002, if the arrangements are within the scope of the Interpretation. The carrying amounts of the liabilities recognized for the Companies' obligations as a guarantor under those guarantees as of March 31, 2008 were insignificant.

The following table provides the undiscounted maximum amount of potential future payments for each major group of guarantees:

| As of March 31, 2008: | Millions of Yen | Millions of U.S. Dollars |
|---|---|---|
| Discounted trade notes receivable with banks | ¥145,449 | $1,455 |
| Guarantees of indebtedness: | | |
| Associated companies | 70,548 | 705 |
| Third parties | 26,981 | 270 |
| Employees | 3,299 | 33 |
| Residual value guarantees | 11,622 | 116 |
| Total | ¥257,899 | $2,579 |

Discounted Trade Notes Receivable with Banks

The Companies are contingently liable for trade notes receivable sold to banks on a discounted basis with recourse to the Companies. These notes arise mainly from export transactions and mature through 2010. If an issuer of a note defaults on its payment, the Companies would be required to pay the banks for any loss. ¥118,668 million ($1,187 million) of discounted trade notes receivable outstanding as of March 31, 2008 was covered by letters of credit, whereby other banks would be required to pay for any defaults by the issuers of the notes.

Guarantees of Indebtedness for Associated Companies

The Companies provide guarantees on certain of their associated companies' borrowings from banks, payables to suppliers and other indebtedness. These guarantees mature through 2025. Guarantees with third party guarantee aggregated ¥800 million ($8 million) as of March 31, 2008. The Companies would be obligated to reimburse the banks for losses, if any, if a borrower defaults on a guaranteed loan.

Guarantees of Indebtedness for Third Parties

The Companies also provide guarantees of indebtedness for third parties. These guarantees are arranged mainly with suppliers and customers and mature through 2022. The Companies must pay if a guaranteed party defaults on a guaranteed indebtedness. Guarantees with third party guarantee aggregated ¥158 million ($2 million) as of March 31, 2008. Certain of these guarantees are also collateralized by borrower assets.

Guarantees of Indebtedness for Employees

The Companies offer guarantees to banks for housing loans of employees as an employee benefit. The maximum maturity of the guarantees is 25 years. The Companies would be obligated to reimburse the bank for losses, if any, if the employee defaults on a guaranteed loan. These guarantees are collateralized by the housing units related to the loans.

Residual Value Guarantees

The Companies also provide residual value guarantees to owners of transportation equipment leased by third parties under operating leases to compensate for the gap between fixed prices and actual disposal proceeds on dates specified in these contracts. These guarantees mature through 2015. If the actual disposal amount of the equipment is less than the guaranteed value on the specified date, the Companies will be required to compensate for the shortfall so long as obligations by the lessee under the contract are satisfied. The current estimated future values of such transportation equipment are higher than the guaranteed values, and, accordingly, no allowance has been provided as of March 31, 2008.

Management does not anticipate incurring losses on the above commitments and guarantees in excess of established allowances.

**(c) Litigation**

The Companies are involved in certain legal actions and claims incidental to its business. In the opinion of management, none of these actions or claims will have a material adverse effect on the financial position or results of operations of the Companies.

KPMG

# Independent Auditors' Report

The Board of Directors and Shareholders
Sumitomo Corporation :

We have audited the accompanying consolidated balance sheets of Sumitomo Corporation and subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2008, all expressed in yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sumitomo Corporation and subsidiaries as of March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended March 31, 2008 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into dollars on the basis set forth in note 2 of the notes to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan

June 20, 2008

The factors described below may conceivably materially affect investors' decisions as risks relating to us and our subsidiaries. Unless otherwise specified, information concerning the future presented herein are forecasts based on our decisions, targets, certain premises or assumptions as of the last day (March 31, 2008) of the consolidated fiscal year and may differ materially from the actual results.

## RISKS RELATED TO OUR BUSINESS

### The risk of our revenues and profitability fluctuating from period to period unexpectedly

Our results of operations for any quarter, half year or year are not necessarily indicative of results to be expected in future periods. Our operating results have historically been, and we expect they will continue to be, subject to quarterly, half yearly and yearly fluctuations as a result of a number of factors, including:

- changes in prevailing economic and other conditions relating to our businesses;
- variations in costs, sales prices and volume of our products and services, and the mix of products and services we offer;
- changes in customer demand and/or our supply chains, which in turn will often depend upon market conditions for the relevant products, the success of our customers' or suppliers' businesses, industry trends, and other factors;
- changes in the level of performance of our strategic investments, which in turn will affect our gains and losses on sales of such investments or may result in the write-off or impairment of such investments;
- changes in our asset prices, including equity, real estate and other assets, which in turn will affect our gains and losses on sales of such assets or may result in the write-off or impairment of such assets;
- changes in the financial and commodity markets; and
- changes in the credit quality of our customers.

As such, you should not rely on comparisons of our historical results of operations as an indication of our future performance.

### The risk that we may not be able to achieve the managerial targets set forth in our medium-term business plans

As part of our efforts to strengthen our position as a leading global business enterprise, we intend to increase our profitability and our earnings base and to improve our financial strength and the efficiency and effectiveness of our operations. As part of these continuing efforts, we set and implement a medium-term business plan every two years. In the medium-term business plan, we set certain quantitative and qualitative targets and undertake efforts to achieve such targets while monitoring the status of progress. The targets are set based on the gathering and analysis of information deemed appropriate at the time of such target-setting. However, since we may not be able to always gather all the necessary information, we may not be able to achieve the targets due to changes in the operating environment and other factors.

In our business plan, we use two key management measures that we call "risk-adjusted assets" and "risk-adjusted return ratio," which are targets set for each of our industry-based business units and for our company as a whole. These targets involve a certain statistical confidence level, estimates and assumptions. Since they are different from return on assets or any other measure of performance determined in accordance with U.S. GAAP, they may not be useful to all investors in making investment decisions.

### The risk that economic conditions may change adversely for our business

We undertake operations in over 70 countries, including Japan. Since we are engaged in business activities and other transactions in a broad range of industrial sectors in Japan and abroad, we are affected by not only general Japanese economic conditions but also the economic conditions of the relevant countries in which we operate and the world economy as a whole.

Moreover, economic conditions in key countries for our operations, such as the United States, Indonesia, Russia and other countries in Southeast Asia, have been adversely impacted by events such as the continued fear of future terrorist attacks and political instability. Although China has seen continuing growth, there have been increasing concerns with respect to its ability to maintain such growth. Some emerging markets in which we operate have experienced hyperinflation, currency depreciation, and liquidity crisis and may experience them again in the future.

As such, changes in economic conditions and consumer behavior in key countries for our operations, including Japan, may adversely affect our results of operations and financial condition.

### Risks associated with intense competition

The markets for many of the industries in which we are involved are intensely competitive. For many of our businesses, we are involved at all levels of the supply chain and compete with companies that are engaged in certain of the same businesses as we are, but that are more concentrated in individual business segments. We also compete with other integrated trading companies in Japan which often establish and pursue similar strategic business plans as ours. Our competitors may have stronger relationships and associations with our current or potential customers, suppliers, counterparties and business partners. Our competitors may also have greater financial, technical, marketing, distribution, information, human and other resources than we do and may be stronger in certain of the market segments in which we operate.

In this intensely competitive environment, our results of operations will be adversely affected if we are unable to:

- anticipate and meet market trends to timely satisfy our customers' changing needs;
- maintain relationships with our customers and suppliers;
- maintain our global and regional network of associated companies and business partners;
- obtain financing to carry out our business plans on reasonable terms or at all; and
- adapt our cost structure to constantly changing market conditions so as to maintain our cost competitiveness.

### Credit risk arising from customers and counterparties

We extend credit to our customers in the form of accounts receivable, advances, loans, guarantees and other means and therefore bear credit risk. Some of our customers are also companies in which we invest. In those cases, our potential exposure includes both credit risk and the investment exposure. We also enter into various swap and other derivative transactions largely as a part of our hedging activities and have counterparty payment risk on these contracts. If our customers or counterparties fail to meet their financial or contractual commitments to us, or if we fail to collect on our receivables, it could have a material adverse effect on our business, results of operations and financial condition.

We undertake efforts to manage credit risk by carrying out credit checks on customers based on our internal credit rating system, obtaining collateral or guarantees, and having a diversified customer base. We make allowances for doubtful receivables based on certain assumptions, estimates and assessments about the credit worthiness of our customers, the value of collateral we hold and other items.

However, such efforts may fail or be insufficient. Furthermore, these assumptions, estimates and assessments might be wrong. And if general economic conditions deteriorate, if other factors which were the basis for our assumptions, estimates and assessments change, or if we are adversely affected by other factors to an extent worse than anticipated, our actual losses could materially exceed our allowances.

### Risks related to investment activities and our strategic business alliances

In connection with our corporate strategy and the development of our business opportunities, we have acquired or made investments in newly established or existing companies and intend to continue to do so in the future. And we sometimes extend credit, through such as credit sales, loans, and guaranties, to the companies in which we invest. As our business investments sometimes require the commitment of substantial capital resources, in some instances, we may be required to contribute additional funds. We may not be able to achieve the benefits we expect from such investments. In addition, since a substantial portion of our business investments is illiquid, we may not be able to exit from such investments at the time or in the manner we would like.

In order to curb such risk as much as possible, we in principle invest only in projects that meet the specified hurdle rate at inception of investment. At the same time, as for large, important projects that could have a major impact on the entire company, the Corporate Group has a restraining function on business segments through the Loan and Investment Committee, which analyzes project risks from an specialist view point and assesses whether or not to go ahead with them prior to the investment.

We sometimes enter into partnerships, joint ventures or strategic business alliances with other industry participants in a number of business segments, including with our competitors. In some cases, we cannot control the operations and the assets of the companies in which we invest nor can we make major decisions without the consent of other shareholders or participants or at all. Our business could be adversely affected in such cases or if we are unable to continue with one or more of our partnerships, joint ventures or strategic business alliances.

### Fluctuations of interest rates, foreign currency exchange rates, and commodity prices

We rely on debt financing in the form of loans from financial institutions or the issuance of corporate bonds and commercial paper to finance our operations. We also often extend credit to our customers and suppliers in the form of loans, guarantees, advances and other financing means. For example, through several subsidiaries, we are engaged in motor vehicle financing and leasing businesses in Japan and other countries. Revenues and expenses and the fair price of our assets and liabilities arising from such business transactions, in some cases, are affected by interest rate fluctuations.

Foreign currency exchange rate fluctuations can affect the yen value of our investments denominated in foreign currencies as well as revenues and expenses and our foreign currency-denominated assets and liabilities arising from business transactions and investments denominated in foreign currencies. Exchange rate fluctuations can also affect the yen value of the foreign currency financial statements of our foreign subsidiaries. Although we attempt to reduce such interest rate fluctuations and foreign currency exchange risks, primarily by using various derivative instruments, we are not able to fully insulate ourselves from the effects of interest rate fluctuations and exchange rate fluctuations.

As a major participant in the global commodities markets, we trade in a variety of commodities, including mineral, metal, chemical, energy and agricultural products and invest in natural resource development projects. As such, we may be adversely affected by

the fluctuations in the prices of the relevant commodities. Although we attempt to reduce our exposure to price volatility by hedge-selling commodities, matching the quantity and timing of buying and selling, and utilizing derivative instruments for hedging purposes, we are not able to fully insulate ourselves from the effects of commodity price movements.

### Risks related to declines in Japanese real estate market or impairment loss on fixed assets, etc.

Our real estate business involves developing, renting and managing of and providing services to office buildings and commercial and residential properties in Japan, especially in the Tokyo and Osaka metropolitan areas. If the real estate market in Japan deteriorates, our results of operations and financial condition could be materially adversely affected.

Also, if land prices and rental values decline, we may be forced to write down the value of our properties as well as the value of land and buildings held for lease and land held for development. Not only real estate but also our property holdings are exposed to impairment risk. As such, our business, operating results and financial condition could be adversely affected.

### Risks related to continued volatility of equity markets in Japan and elsewhere

A significant portion of our investments consists of marketable equity securities, particularly those of Japanese issuers. Our results of operation and financial conditions may be adversely affected if the Japanese equity market declines in the future because we would incur impairment losses for equity securities.

### Risks regarding uncertainty about pension expenses

Declines in the Japanese and foreign stock market would reduce the value of our pension plan assets, and could necessitate additional funding of the plan by us and an increase in pension expenses. This could adversely affect our results of operations and financial condition.

### Concentration of risk exposure in specific fields

Some parts of our operations and businesses are concentrated in a few particular markets, entities, and regions. As a result, if these operations and businesses do not perform as we expect or if the economic conditions in these markets and regions deteriorate unexpectedly, it could have a disproportionately negative effect on our businesses and results of operations. For example, we are involved in a large copper and gold mine project, a large power plant project, the automobile lease and finance business, liquefied natural gas projects and other business activities in Indonesia. As such, risk exposure is concentrated there.

### Risks stemming from restrictions on access to liquidity and capital

We rely on debt financing in the form of loans from financial institutions or the issuance of corporate bonds and commercial paper etc. to finance our operations. If financial markets are in turmoil and financial institutions reduce their lendings to us and there is a significant downgrade of our credit ratings by one or more credit rating agencies, we may not be able to access funds when we need them on acceptable terms, our access to debt capital markets may become more restricted or the cost of financing our operations through indebtedness may increase. This could adversely affect our results of operations and financial condition.

### Risks regarding laws and regulations

Our operations are subject to extensive laws and regulations covering a wide range of fields in Japan and many other countries. These laws and regulations govern, among other things, tariffs and other taxation, repatriation of profits, business and investment approvals, import and export activities (including restrictions based on national security interests), antitrust and competition, commercial activities, currency exchange, distributor protection, consumer protection and environmental protection. In some of the countries in which we operate, our operations may subject us to additional or future relevant laws and regulations. Also particularly in developing countries with relatively nascent legal systems, our burden of compliance may further increase due to factors such as the lack of laws and regulations, unexpected interpretations of existing laws and regulations and changing practices of regulatory, judicial and administrative bodies. Failure to comply with current or future laws and regulations could lead to penalties and fines against us and restrictions in our operations or damage to our reputation. If that occurs, our business, results of operations and financial condition could be materially adversely affected.

### Risks related to legal actions, etc.

We are party to a number of legal actions and other disputes in Japan and abroad. In performing our business, lawsuits arising incidentally and claims that do not develop into lawsuits may be brought against us.

Due to the inherent uncertainty of litigation, it is not possible to predict the ultimate outcome of the actions in which we are involved at this time. There can be no assurance that we will prevail in any action or that we will not be materially adversely affected by such action in the future.

### Risks regarding internal control over executives and employees and regarding management of our information and communications systems

Due to our size, as well as the diversity and geographic breadth of our activities, our day-to-day operations are necessarily decentralized. The nature of our operations requires extensive internal controls and management oversight to ensure compliance by our employees with applicable laws and regulations and our internal policies. There can be no assurance that we will succeed in preventing misconduct by our employees or that such misconduct, if it should occur, will be detected and remedied by our internal control and compliance systems. Employee misconduct could have a material adverse effect on our results of operations, expose us to legal and financial risks and compromise our reputation.

We are dependent on the proper functioning of our information and communications systems to maintain our global operations. System malfunction may result in disruptions of our operations.

### There is no assurance that our risk management systems will effectively minimize various types of risks in our operations to appropriate levels.

Our extensive and diverse businesses expose us to various types of risks. We conduct our business through industry-based business units and regional operations, domestic and overseas. At the same time, we are expanding our business activities into new areas. Accordingly, in addition to the risks and uncertainties that we face as a whole as an integrated trading company, each of our industry-based business units and regional operations may be subject to risks inherent in or relating to each industry, market and/or geographic focus.

Our existing risk management systems, which consist of various elements from risk measurement methodology and information system to internal rule and organization structure, may not work satisfactorily with respect to various risks. Furthermore, we may have no experience or only limited experience with the risks relating to our new business activities, products and services.

In such cases, our new business activities, products and services may require the introduction of more complex management systems and additional management resources, such as human resources.

Moreover, a shortage of management resources, such as human resources, may lead to a restriction of business operation.

## CORPORATE INFORMATION (As of March 31, 2008)

| | | |
|---|---|---|
| Date of Establishment: | December 24, 1919 | |
| Consolidated Shareholders' Equity: | ¥1,492.7 billion | |
| Number of Consolidated Subsidiaries: | Overseas | 424 |
| | Domestic | 177 |
| Associated Companies: | Overseas | 172 |
| (equity method) | Domestic | 60 |
| | Total | 833 |
| Fiscal Year: | From April 1 of each year through March 31 of the following year | |
| Headquarters: | 1-8-11, Harumi, Chuo-ku, Tokyo 104-8610, Japan | |
| Number of Employees: | Total, including Consolidated Subsidiaries | 65,494 |
| | Non-Consolidated | 4,795 |

## STOCK INFORMATION (As of April 1, 2008)

| | |
|---|---|
| Stock Listings: | Tokyo, Osaka, Nagoya, Fukuoka |
| American Depository Receipts: | |
| Ratio: | 1ADR:1ORD |
| Exchange: | OTC (Over-the-Counter) |
| Symbol: | SSUMY |
| CUSIP Number: | 865613103 |
| Depository and Registrar: | CITIBANK, N.A., Shareholder Services, P.O. Box 43077, Providence, Rhode Island 02940-3077, U.S.A. |
| Toll Free Number: | 1-877-248-4237(CITI-ADR) |
| Overseas Dial-In: | 1-816-843-4281 |
| e-mail: | citibank@shareholders-online.com |
| URL: | http://www.citigroup.com/adr |

**Major Shareholders**

(As of March 31, 2008)

| Name | Number of Shares (In Thousands of Shares) | Shareholding Ratio (%) |
|---|---|---|
| 1. Japan Trustee Services Bank, Ltd. (Trust Account) | 82,274 | 6.58 |
| 2. The Master Trust Bank of Japan, Ltd. (Trust Account) | 77,727 | 6.22 |
| 3. Liberty Programming Japan, Inc. | 45,652 | 3.65 |
| 4. Mitsui Sumitomo Insurance Co., Ltd. | 33,227 | 2.66 |
| 5. Sumitomo Life Insurance Company | 30,856 | 2.47 |
| 6. Japan Trustee Services Bank, Ltd. (Trust Account 4) | 30,611 | 2.45 |
| 7. Sumitomo Metal Industries, Ltd. | 18,243 | 1.46 |
| 8. The Dai-ichi Mutual Life Insurance Company | 17,889 | 1.43 |
| 9. Nippon Life Insurance Company | 16,532 | 1.32 |
| 10. State Street Bank and Trust Company 505103 | 14,824 | 1.19 |

**Shareholder Composition**



(Fiscal year-end)
Financial Institutions
Securities Firms
Other Corporations
Overseas
Individuals and Others
'07
39.6
3.1
10.5
35.7
11.1
'06
44.4
2.5
10.8
33.6
8.7
'05
40.0
2.1
11.5
36.8
9.6
0
20
40
60
80
100 (%)


**Stock Price and Trading Volume**



(Yen)
2,500
2,000
1,500
1,000
500
0
(Millions of Shares)
250
200
150
100
50
0
02/4
03/4
04/4
05/4
06/4
07/4
08/4
— High and Low (left scale)
• Closing Price (left scale)
Trading Volume (right scale)


| | | 07/4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 | 12 | 08/1 | 2 | 3 | 4 | 5 | 6 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Stock Price | Closing Price | 2,065 | 2,210 | 2,250 | 2,330 | 2,005 | 2,220 | 1,983 | 1,650 | 1,587 | 1,466 | 1,540 | 1,313 | 1,397 | 1,557 | 1,395 |
| (Yen) | High | 2,150 | 2,385 | 2,420 | 2,445 | 2,315 | 2,230 | 2,265 | 2,010 | 1,681 | 1,554 | 1,656 | 1,605 | 1,483 | 1,658 | 1,597 |
| | Low | 1,980 | 2,065 | 2,155 | 2,190 | 1,767 | 1,922 | 1,960 | 1,490 | 1,494 | 1,221 | 1,436 | 1,235 | 1,296 | 1,372 | 1,354 |
| Trading Volume | | 93,920 | 152,210 | 197,472 | 169,327 | 161,143 | 102,513 | 136,486 | 206,094 | 178,054 | 195,629 | 153,184 | 166,461 | 138,685 | 166,933 | 140,944 |

Note: Above stock prices and trading volume are based on Tokyo Stock Exchange data.

For further information contact:


**Sumitomo Corporation**
Investor Relations Department

1-8-11, Harumi, Chuo-ku, Tokyo 104-8610, Japan
Telephone: 81(3)-5166-3522
Facsimile: 81(3)-5166-6292
e-mail: ir@sumitomocorp.co.jp
URL: http://www.sumitomocorp.co.jp/english/

Sumitomo Corporation



Printed in Japan

END

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